Exhibit 99.1 - i - AMENDED AND RESTATED CREDIT AGREEMENT dated as of January 1, 2025, as amended by Amendment No. 1 to Amended and Restated Credit Agreement, dated as of February 28, 2025 by and among GAMBLING.COM GROUP LIMITED, as Holdings, GDC MEDIA LIMITED, GDC AMERICA, INC., and ROTO SPORTS, INC., as Borrowers, the Lenders referred to herein as Lenders, WELLS FARGO SECURITIES, LLC, AXOS BANK and SILICON VALLEY BANK, A DIVISION OF FIRST-CITIZENS BANK & TRUST COMPANY, as Joint Lead Arrangers and WELLS FARGO BANK, NATIONAL ASSOCIATION, as the Administrative Agent and Issuing Lender Notice: Under the Credit Reporting Act 2013 of Ireland lenders are required to provide personal and credit information for credit applications and credit agreements of €500 and above to the Central Credit Register. This information will be held on the Central Credit Register and may be used by other lenders when making decisions on your credit applications and credit agreements. The Central Credit Register is owned and operated by the Central Bank of Ireland. For information, including on how your data is processed, see www.centralcreditregister.ie.

TABLE OF CONTENTS Page - ii - ARTICLE 1 DEFINITIONS SECTION 1.1 Definitions ......................................................................................................................................... 1 SECTION 1.2 Other Definitions and Provisions .................................................................................................... 42 SECTION 1.3 Accounting Terms ........................................................................................................................... 42 SECTION 1.4 UCC Terms ...................................................................................................................................... 42 SECTION 1.5 Rounding ......................................................................................................................................... 43 SECTION 1.6 References to Agreement and Laws ................................................................................................ 43 SECTION 1.7 Times of Day ................................................................................................................................... 43 SECTION 1.8 Guarantees/Earn-Outs ...................................................................................................................... 43 SECTION 1.9 Covenant Compliance Generally ..................................................................................................... 43 SECTION 1.10 Limited Condition Acquisitions ...................................................................................................... 43 SECTION 1.11 Rates ................................................................................................................................................ 44 SECTION 1.12 Divisions .......................................................................................................................................... 45 SECTION 1.13 Jersey Terms .................................................................................................................................... 45 SECTION 1.14 Jersey Customary Law Waivers ...................................................................................................... 45 SECTION 1.15 Irish Terms ....................................................................................................................................... 45 ARTICLE 2 REVOLVING CREDIT FACILITY SECTION 2.1 Revolving Credit Loans ................................................................................................................... 46 SECTION 2.2 [Reserved] ........................................................................................................................................ 46 SECTION 2.3 Procedure for Advances of Revolving Credit Loans ....................................................................... 46 SECTION 2.4 Repayment and Prepayment of Revolving Credit ........................................................................... 47 SECTION 2.5 Permanent Reduction of the Revolving Credit Commitment .......................................................... 48 SECTION 2.6 Termination of Revolving Credit Facility ....................................................................................... 48 ARTICLE 3 LETTER OF CREDIT FACILITY SECTION 3.1 L/C Facility ...................................................................................................................................... 48 SECTION 3.2 Procedure for Issuance and Disbursement of Letters of Credit ....................................................... 49 SECTION 3.3 Commissions and Other Charges .................................................................................................... 50 SECTION 3.4 L/C Participations. ........................................................................................................................... 50 SECTION 3.5 Reimbursement ................................................................................................................................ 51 SECTION 3.6 Obligations Absolute ....................................................................................................................... 52 SECTION 3.7 Effect of Letter of Credit Documents .............................................................................................. 53 SECTION 3.8 Resignation of Issuing Lenders ....................................................................................................... 53 SECTION 3.9 Reporting of Letter of Credit Information ....................................................................................... 54 SECTION 3.10 Letters of Credit Issued for Subsidiaries ......................................................................................... 54 SECTION 3.11 Letter of Credit Amounts ................................................................................................................. 54 SECTION 3.12 Cash Collateral for Extended Letters of Credit ............................................................................... 54 ARTICLE 4 TERM LOAN FACILITY SECTION 4.1 Term Loans ...................................................................................................................................... 56 SECTION 4.2 Procedure for Advance of Term Loans ........................................................................................... 56 SECTION 4.3 Repayment of Term Loans .............................................................................................................. 56

Page - iii - SECTION 4.4 Prepayments of Term Loans ............................................................................................................ 57 ARTICLE 5 GENERAL LOAN PROVISIONS SECTION 5.1 Interest ............................................................................................................................................. 58 SECTION 5.2 Notice and Manner of Conversion or Continuation of Loans ......................................................... 59 SECTION 5.3 Fees .................................................................................................................................................. 60 SECTION 5.4 Manner of Payment ......................................................................................................................... 60 SECTION 5.5 Evidence of Indebtedness ................................................................................................................ 60 SECTION 5.6 Sharing of Payments by Lenders ..................................................................................................... 61 SECTION 5.7 Administrative Agent’s Clawback .................................................................................................. 61 SECTION 5.8 Changed Circumstances .................................................................................................................. 62 SECTION 5.9 Indemnity ......................................................................................................................................... 64 SECTION 5.10 Increased Costs ................................................................................................................................ 65 SECTION 5.11 Taxes ................................................................................................................................................ 66 SECTION 5.12 Joint and Several Liability of Borrowers ......................................................................................... 70 SECTION 5.13 Incremental Increases ...................................................................................................................... 72 SECTION 5.14 Mitigation Obligations; Replacement of Lenders ........................................................................... 75 SECTION 5.15 Defaulting Lenders .......................................................................................................................... 76 SECTION 5.16 Cash Collateral. ............................................................................................................................... 78 ARTICLE 6 CONDITIONS OF RESTATEMENT EFFECTIVE DATE SECTION 6.1 Conditions to Restatement Effective Date ...................................................................................... 78 SECTION 6.2 Conditions to 2025 Funding Date Extensions of Credit .................................................................. 81 SECTION 6.3 Conditions to Extensions of Credit .................................................................................................. 81 ARTICLE 7 REPRESENTATIONS AND WARRANTIES OF THE CREDIT PARTIES SECTION 7.1 Organization; Power; Qualification ................................................................................................. 82 SECTION 7.2 Ownership ........................................................................................................................................ 82 SECTION 7.3 Authorization; Enforceability .......................................................................................................... 83 SECTION 7.4 Compliance of Agreement, Loan Documents and Borrowing with Laws, Etc ............................... 83 SECTION 7.5 Compliance with Law; Governmental Approvals ........................................................................... 83 SECTION 7.6 Tax Returns and Payments .............................................................................................................. 83 SECTION 7.7 Intellectual Property Matters ........................................................................................................... 84 SECTION 7.8 Environmental Matters .................................................................................................................... 84 SECTION 7.9 Employee Benefit Matters ............................................................................................................... 84 SECTION 7.10 Margin Stock ................................................................................................................................... 85 SECTION 7.11 Government Regulation ................................................................................................................... 86 SECTION 7.12 Material Contracts ........................................................................................................................... 86 SECTION 7.13 Employee Relations ......................................................................................................................... 86 SECTION 7.14 Financial Statements ........................................................................................................................ 86 SECTION 7.15 No Material Adverse Change .......................................................................................................... 86 SECTION 7.16 Solvency .......................................................................................................................................... 86 SECTION 7.17 Title to Properties ............................................................................................................................ 86 SECTION 7.18 Litigation ......................................................................................................................................... 87 SECTION 7.19 Anti-Corruption Laws; Anti-Money Laundering Laws and Sanctions ........................................... 87 SECTION 7.20 Absence of Defaults ........................................................................................................................ 87 SECTION 7.21 Disclosure ........................................................................................................................................ 87 SECTION 7.22 Centre of Main Interests .................................................................................................................. 88

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SECTION 7.23	Irish Matters	88
SECTION 7.24	People With Significant Control Regime	88

ARTICLE 8
AFFIRMATIVE COVENANTS

SECTION 8.1	Financial Statements and Budgets	88
SECTION 8.2	Certificates; Other Reports	89
SECTION 8.3	Notice of Litigation and Other Matters	90
SECTION 8.4	Preservation of Corporate Existence and Related Matters	91
SECTION 8.5	Maintenance of Property and Licenses	91
SECTION 8.6	Insurance	92
SECTION 8.7	Accounting Methods and Financial Records	92
SECTION 8.8	Payment of Taxes and Other Obligations	92
SECTION 8.9	Compliance with Laws and Approvals	92
SECTION 8.10	Environmental Laws	92
SECTION 8.11	Compliance with ERISA	92
SECTION 8.12	Compliance with Material Contracts	93
SECTION 8.13	Visits and Inspections	93
SECTION 8.14	Additional Guarantors and Collateral	93
SECTION 8.15	Guarantor Coverage Test	95
SECTION 8.16	Use of Proceeds	95
SECTION 8.17	Proceeds of Equity or Indebtedness; Indemnification and Escrow Payments	96
SECTION 8.18	Compliance with Anti-Corruption Laws; Beneficial Ownership Regulation, Anti-Money Laundering Laws and Sanctions	96
SECTION 8.19	Corporate Governance	96
SECTION 8.20	[Reserved]	96
SECTION 8.21	Further Assurances	96
SECTION 8.22	Flood Insurance Matters	97
SECTION 8.23	Post-Closing Matters	97

ARTICLE 9
NEGATIVE COVENANTS

SECTION 9.1	Indebtedness	97
SECTION 9.2	Liens	98
SECTION 9.3	Investments	100
SECTION 9.4	Fundamental Changes	101
SECTION 9.5	Asset Dispositions	102
SECTION 9.6	Restricted Payments	102
SECTION 9.7	Transactions with Affiliates	102
SECTION 9.8	Accounting Changes; Organizational Documents	103
SECTION 9.9	Payments and Modifications of Junior Indebtedness	103
SECTION 9.10	No Further Negative Pledges; Restrictive Agreements	104
SECTION 9.11	Nature of Business	104
SECTION 9.12	Amendments and Other Documents	105
SECTION 9.13	Sale Leasebacks	105
SECTION 9.14	[Reserved]	105
SECTION 9.15	Financial Covenants	105
SECTION 9.16	Limitations on Holdings	105
SECTION 9.17	Disposal of Subsidiary Interests	105

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Page - v - ARTICLE 10 DEFAULT AND REMEDIES SECTION 10.1 Events of Defaults ......................................................................................................................... 106 SECTION 10.2 Remedies ....................................................................................................................................... 107 SECTION 10.3 Rights and Remedies Cumulative; Non-Waiver; Etc .................................................................... 108 SECTION 10.4 Crediting of Payments and Proceeds ............................................................................................. 108 SECTION 10.5 Administrative Agent May File Proofs of Claim .......................................................................... 109 SECTION 10.6 Credit Bidding ............................................................................................................................... 110 ARTICLE 11 THE ADMINISTRATIVE AGENT SECTION 11.1 Appointment and Authority. .......................................................................................................... 110 SECTION 11.2 Rights as a Lender. ........................................................................................................................ 111 SECTION 11.3 Exculpatory Provisions. ................................................................................................................. 111 SECTION 11.4 Reliance by the Administrative Agent. ......................................................................................... 112 SECTION 11.5 Delegation of Duties. ..................................................................................................................... 112 SECTION 11.6 Resignation of Administrative Agent. ........................................................................................... 112 SECTION 11.7 Non-Reliance on Administrative Agent and Other Lenders. ........................................................ 113 SECTION 11.8 No Other Duties, Etc. .................................................................................................................... 114 SECTION 11.9 Collateral and Guaranty Matters. .................................................................................................. 114 SECTION 11.10 Secured Hedge Obligations and Secured Cash Management Obligations. ................................... 115 SECTION 11.11 Certain ERISA Matters. ................................................................................................................. 115 SECTION 11.12 Erroneous Payments. ..................................................................................................................... 116 SECTION 11.13 Withholding Taxes. ....................................................................................................................... 118 SECTION 11.14 Irish Security Documents. ............................................................................................................. 118 ARTICLE 12 MISCELLANEOUS SECTION 12.1 Notices ........................................................................................................................................... 118 SECTION 12.2 Amendments, Waivers and Consents ............................................................................................ 120 SECTION 12.3 Expenses; Indemnity ..................................................................................................................... 123 SECTION 12.4 Right of Setoff ............................................................................................................................... 124 SECTION 12.5 Governing Law; Jurisdiction, Etc .................................................................................................. 125 SECTION 12.6 Waiver of Jury Trial ...................................................................................................................... 125 SECTION 12.7 [Reserved] ...................................................................................................................................... 126 SECTION 12.8 Injunctive Relief ............................................................................................................................ 126 SECTION 12.9 Successors and Assigns; Participations ......................................................................................... 126 SECTION 12.10 Treatment of Certain Information; Confidentiality ....................................................................... 129 SECTION 12.11 Performance of Duties ................................................................................................................... 130 SECTION 12.12 All Powers Coupled with Interest .................................................................................................. 130 SECTION 12.13 Survival .......................................................................................................................................... 130 SECTION 12.14 Titles and Captions ........................................................................................................................ 130 SECTION 12.15 Severability of Provisions .............................................................................................................. 130 SECTION 12.16 Counterparts; Integration; Effectiveness; Electronic Execution ................................................... 130 SECTION 12.17 Term of Agreement ....................................................................................................................... 131 SECTION 12.18 USA PATRIOT Act; Anti-Money Laundering Laws ................................................................... 131 SECTION 12.19 Independent Effect of Covenants .................................................................................................. 131 SECTION 12.20 No Advisory or Fiduciary Responsibility ...................................................................................... 132 SECTION 12.21 Amendment and Restatement; No Novation ................................................................................. 132 SECTION 12.22 Inconsistencies with Other Documents ......................................................................................... 132 SECTION 12.23 Acknowledgement and Consent to Bail-In of Affected Financial Institutions ............................. 133

Page - vi - SECTION 12.24 Judgment Currency. ....................................................................................................................... 133 SECTION 12.25 Acknowledgement Regarding Any Supported QFCs .................................................................... 133

- vii - EXHIBITS Exhibit A-1 - Form of Revolving Credit Note Exhibit A-2 - Form of Term Loan Note Exhibit B - Form of Notice of Borrowing Exhibit C - [Reserved] Exhibit D - Form of Notice of Prepayment Exhibit E - Form of Notice of Conversion/Continuation Exhibit F - Form of Compliance Certificate Exhibit G - Form of Joinder Agreement Exhibit H - Form of Assignment and Assumption Exhibit I - Form of U.S. Tax Compliance Certificate SCHEDULES Schedule 1.1 - Commitments and Commitment Percentages Schedule 7.1 - Jurisdictions of Organization and Qualification and Subsidiary Guarantors Schedule 7.2 - Subsidiaries and Capitalization; Immaterial Subsidiaries Schedule 7.6 - Tax Matters Schedule 7.9 - ERISA Plans Schedule 7.12 - Material Contracts Schedule 7.13 - Labor and Collective Bargaining Agreements Schedule 7.17 - Real Property Schedule 7.18 - Litigation Schedule 8.14(f) - Deposit Accounts; Securities Accounts; Cash Management Banks Schedule 8.23 - Post-Closing Matters Schedule 9.1 - Existing Indebtedness Schedule 9.2 - Existing Liens Schedule 9.3 - Existing Loans, Advances and Investments Schedule 9.7 - Transactions with Affiliates

AMENDED AND RESTATED CREDIT AGREEMENT, dated as of January 1, 2025 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, this “Agreement”), by and among GDC MEDIA LIMITED, a private company limited by shares incorporated under the laws of Ireland with registered number 562225 (“GDC Media”), GDC AMERICA, INC., a Florida corporation (“GDC America”), ROTO SPORTS, INC., a Delaware corporation (“Rotowire” and together with GDC Media and GDC America and their respective successors and assigns, and any other entity that may hereafter become a Borrower, individually, each a “Borrower” and collectively, “Borrowers”), GAMBLING.COM GROUP LIMITED, a public company limited by shares incorporated under the laws of Jersey with registered number 135800 (“Holdings”), the lenders party hereto from time to time, as Lenders, WELLS FARGO BANK, NATIONAL ASSOCIATION, as the Original Lender and WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association, as Administrative Agent for the Lenders. STATEMENT OF PURPOSE WHEREAS, the Borrowers, Holdings and the Original Lender entered into that certain Credit Agreement dated as of March 19, 2024 (as amended, supplemented or otherwise modified prior to the Restatement Effective Date, the “Existing Credit Agreement”); WHEREAS, pursuant to the Amendment and Restatement Agreement, the Borrowers have requested that the Original Lender amend and restate the Existing Credit Agreement and replace it in its entirety with this Agreement without constituting a novation, to continue to make Loans and to further secure the payment and performance of the Secured Obligations by continuing to pledge a security interest and Lien on the Collateral as security for the Secured Obligations and that (x) the Term Loan Lenders extend 2025 Term Loans in an initial aggregate principal amount equal to $75,000,000 and (y) the Revolving Credit Lenders extend Revolving Credit Loans in an aggregate principal amount equal to $12,000,000, in each case on the 2025 Funding Date, to fund the Transactions; WHEREAS, the proceeds of the 2025 Term Loans and certain borrowings under the Revolving Credit Facility on the 2025 Funding Date, will be used, among other things, to finance (i) the Transactions and (ii) the Refinancing; WHEREAS, the Borrowers and the Original Lender have consented to the amendment and restatement of the Existing Credit Agreement in the form hereof on the terms and subject to the conditions set forth herein and in the Amendment and Restatement Agreement; and WHEREAS, the Lenders are willing to provide the requested Commitments and make the requested Loans available on the terms and conditions set forth herein. NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, such parties hereby agree as follows: ARTICLE 1 DEFINITIONS SECTION 1.1 Definitions. The following terms when used in this Agreement shall have the meanings assigned to them below: “2025 Funding Date” means the first Business Day following the Restatement Effective Date, which shall be January 2, 2025. “2025 Term Loan” means the term loans made, or to be made, to the Borrowers by the Term Loan Lenders on the 2025 Funding Date. The outstanding amount of 2025 Term Loans of each Term Loan Lender as of the Amendment No. 1 Effective Date is set forth on Schedule 1 to Amendment No. 1. The aggregate outstanding amount of 2025 Term Loans as of the Amendment No. 1 Effective Date was $75,000,000.

- 2 - “2025 Term Loan Commitment” means the obligation of the Term Loan Lenders to make the 2025 Term Loans to the account of the Borrowers hereunder on the 2025 Funding Date, including, as to the Original Lender, the commitment of the Original Lender to convert its Delayed Draw Term Loans into an equivalent principal amount of 2025 Term Loans on the 2025 Funding Date, in each case, as such amounts may be increased, reduced or otherwise modified at any time or from time to time pursuant to the terms hereof. “Acquired EBITDA” means, with respect to any Person or business acquired pursuant to an Acquisition for any period, the amount for such period of Consolidated EBITDA of any such Person or business so acquired (determined using such definitions as if references to Holdings and its Subsidiaries therein were to such Person or business), as calculated by the Borrowers in good faith and which shall be factually supported by historical financial statements; provided, that, notwithstanding the foregoing to the contrary, in determining Acquired EBITDA for any Person or business that does not have historical financial accounting periods which coincide with that of the financial accounting periods of Holdings and its Subsidiaries (a) references to Reference Period in any applicable definitions shall be deemed to mean the same relevant period as the applicable period of determination for Holdings and its Subsidiaries and (b) to the extent the commencement of any such Reference Period shall occur during a fiscal quarter of such acquired Person or business (such that only a portion of such fiscal quarter shall be included in such Reference Period), Acquired EBITDA for the portion of such fiscal quarter so included in such Reference Period shall be deemed to be an amount equal to (x) Acquired EBITDA otherwise attributable to the entire fiscal quarter (determined in a manner consistent with the terms set forth above) multiplied by (y) a fraction, the numerator of which shall be the number of months of such fiscal quarter included in the relevant Reference Period and the denominator of which shall be actual months in such fiscal quarter. “Acquisition” means any acquisition, or any series of related acquisitions, consummated on or after the date of this Agreement, by which any Credit Party or any of its Subsidiaries (a) acquires any business or all or substantially all of the assets of any Person, or business unit, line of business or division thereof, including, but not limited to, domain names and related assets, whether through purchase of assets, exchange, issuance of stock or other equity or debt securities, merger, reorganization, amalgamation, division or otherwise or (b) directly or indirectly acquires (in one transaction or as the most recent transaction in a series of transactions) at least a majority (in number of votes) of the securities of a corporation which have ordinary voting power for the election of members of the board of directors or the equivalent governing body (other than securities having such power only by reason of the happening of a contingency) or a majority (by percentage or voting power) of the outstanding ownership interests of a partnership or limited liability company. “Adjusted Daily Simple SOFR” means, for any day (a “Simple SOFR Rate Day”), a rate per annum equal to the greater of (a) the sum of (i) SOFR for the day (such day, a “Simple SOFR Determination Day”) that is five (5) U.S. Government Securities Business Days prior to (A) if such Simple SOFR Rate Day is a U.S. Government Securities Business Day, such Simple SOFR Rate Day or (B) if such Simple SOFR Rate Day is not a U.S. Government Securities Business Day, the U.S. Government Securities Business Day immediately preceding such Simple SOFR Rate Day, in each case, as such SOFR is published by the SOFR Administrator on the SOFR Administrator’s Website; provided that if by 5:00 p.m. (New York City time) on the second (2nd) U.S. Government Securities Business Day immediately following any Simple SOFR Determination Day, SOFR in respect of such Simple SOFR Determination Day has not been published on the SOFR Administrator’s Website and a Benchmark Replacement Date with respect to Adjusted Daily Simple SOFR has not occurred, then SOFR for such Simple SOFR Determination Day will be SOFR as published in respect of the first preceding U.S. Government Securities Business Day for which such SOFR was published on the SOFR Administrator’s Website; provided further that SOFR as determined pursuant to this proviso shall be utilized for purposes of calculation of Adjusted Daily Simple SOFR for no more than three (3) consecutive Simple SOFR Rate Days and (ii) the Simple SOFR Adjustment and (b) the Floor. Any change in Adjusted Daily Simple SOFR due to a change in SOFR shall be effective from and including the effective date of such change in SOFR without notice to the Borrower. “Adjusted Term SOFR” means, for purposes of any calculation, the rate per annum equal to (a) Term SOFR for such calculation plus (b) the Term SOFR Adjustment; provided, that, if Adjusted Term SOFR as so determined shall ever be less than the Floor, then Adjusted Term SOFR shall be deemed to be the Floor. “Administrative Agent” means Wells Fargo, in its capacity as Administrative Agent hereunder, and any successor thereto appointed pursuant to Section 11.6.

- 3 - “Administrative Agent’s Office” means the office of the Administrative Agent specified in or determined in accordance with the provisions of Section 12.1(c). “Administrative Questionnaire” means an administrative questionnaire in a form supplied by the Administrative Agent. “Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution. “Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified. “Agreement” means this Credit Agreement. “All-In Yield” means, as to any Indebtedness, the effective all-in yield applicable thereto as reasonably determined by the Administrative Agent in consultation with the Borrowers in a manner consistent with generally accepted financial practices, taking into account: (a) interest rate margins, (b) original issue discount (“OID”) and upfront or similar fees (which shall be deemed to constitute like amounts of OID) payable by the Borrowers or any of their Subsidiaries or Affiliates to the lenders under, or holders of, such Indebtedness in the initial primary syndication thereof (with OID and upfront fees being equated to interest based on assumed four-year life to maturity (or, if less, the stated weighted average life to maturity at the time of its incurrence of the applicable Indebtedness)), and (c) any interest rate floor, but excluding (i) any arrangement, commitment, structuring, agency or underwriting fees that are not paid to or shared with all relevant lenders generally in connection with the commitment or syndication of such Indebtedness, (ii) any ticking, unused line or similar fees or (iii) any other fee that is not paid directly by the Borrowers generally to all relevant lenders ratably in the primary syndication of such Indebtedness; provided, that, (A) to the extent that any interest rate specified for such Indebtedness that is subject to a floor (in each case, without giving effect to any such floor on the date on which the All-In Yield is being calculated) is less than such floor, the amount of such difference will be deemed added to the interest rate margin applicable to such Indebtedness for purposes of calculating the All-In Yield and (B) to the extent that any interest rate specified for such Indebtedness that is subject to a floor (in each case, without giving effect to any such floor on the date on which the All-In Yield is being calculated) is equal to or greater than such floor, the floor will be disregarded in calculating the All-In Yield. “Amendment and Restatement Agreement” means that certain Amendment and Restatement Agreement, dated as of the Restatement Effective Date, by and among the Credit Parties, the Administrative Agent, the Original Lender and the Lenders party thereto. “Amendment No. 1” means that certain Amendment No. 1 to Amended and Restated Credit Agreement, dated as of February 28, 2025, by and among the Borrowers, Holdings, the Subsidiary Guarantors party thereto, the Administrative Agent and the Lenders party thereto. “Amendment No. 1 Effective Date” means February 28, 2025. “Anti-Corruption Laws” means all laws, rules, and regulations of any jurisdiction from time to time concerning or relating to bribery or corruption, including the United States Foreign Corrupt Practices Act of 1977 and the rules and regulations thereunder, the U.K. Bribery Act 2010 and the rules and regulations thereunder and the Criminal Justice (Corruption Offences) Act 2018 of Ireland, as amended, and the rules and regulations thereunder. “Anti-Money Laundering Laws” means any and all laws, statutes, regulations or obligatory government orders, decrees, ordinances or rules related to terrorism financing, money laundering, any predicate crime to money laundering or any financial record keeping, including any applicable provision of the PATRIOT Act, The Currency and Foreign Transactions Reporting Act (also known as the “Bank Secrecy Act,” 31 U.S.C. §§ 5311-5330 and 12 U.S.C. §§ 1818(s), 1820(b) and 1951-1959) and the Criminal Justice (Money Laundering and Terrorist Financing) Acts 2010 to 2021 of Ireland.

- 4 - “Applicable Law” means all applicable provisions of constitutions, laws, statutes, ordinances, rules, treaties, regulations, permits, licenses, approvals, interpretations and orders of Governmental Authorities and all orders and decrees of all courts and arbitrators. “Applicable Margin” means the corresponding percentages per annum as set forth below based on the Consolidated Total Net Leverage Ratio. Pricing Level Consolidated Total Net Leverage Ratio Commitment Fee Adjusted Daily Simple SOFR or Adjusted Term SOFR + Base Rate + I Less than or equal to 1.00. 0.50% 2.50% 1.50% II Greater than 1.00, but less than or equal to 1.50 to 1.00. 0.50% 2.75% 1.75% III Greater than 1.50 to 1.00, but less than or equal to 2.50 to 1.00. 0.75% 3.00% 2.00% IV Greater than 2.50 to 1.00. 0.75% 3.25% 2.25% The Applicable Margin shall be determined and adjusted quarterly on the date that is five (5) Business Days after the day on which the Borrowers provide a Compliance Certificate pursuant to Section 8.2(a) for the most recently completed fiscal quarter of Holdings (each such date, a “Calculation Date”); provided that (a) the Applicable Margin shall be based on Pricing Level III until the first Calculation Date occurring after the Restatement Effective Date and, thereafter the Pricing Level shall be determined by reference to the Consolidated Total Net Leverage Ratio as of the last day of the most recently completed fiscal quarter of the Borrower preceding the applicable Calculation Date, and (b) if the Borrowers fail to provide a Compliance Certificate when due as required by Section 8.2(a) for the most recently completed fiscal quarter of Holdings preceding the applicable Calculation Date, the Applicable Margin from the date on which such Compliance Certificate was required to have been delivered shall be based on Pricing Level IV until such time as such Compliance Certificate is delivered, at which time the Pricing Level shall be determined by reference to the Consolidated Total Net Leverage Ratio as of the last day of the most recently completed fiscal quarter of Holdings preceding such Calculation Date. The applicable Pricing Level shall be effective from one Calculation Date until the next Calculation Date. Any adjustment in the Pricing Level shall be applicable to all Extensions of Credit then existing or subsequently made or issued. Notwithstanding the foregoing, in the event that any financial statement or Compliance Certificate delivered pursuant to Section 8.1 or 8.2(a) is shown to be inaccurate, and such inaccuracy, if corrected, would have led to the application of a higher Applicable Margin for any period (an “Applicable Period”) than the Applicable Margin applied for such Applicable Period, then (A) the Borrowers shall promptly (and in any case within five (5) Business Days) deliver to the Administrative Agent a corrected Compliance Certificate for such Applicable Period, (B) the Applicable Margin for such Applicable Period shall be determined as if the Consolidated Total Net Leverage Ratio in the corrected Compliance Certificate were applicable for such Applicable Period, and (C) the Borrowers shall promptly (and in any case within five (5) Business Days) and retroactively be obligated to pay to the Administrative Agent the accrued additional interest and fees owing as a result of such increased Applicable Margin for such Applicable Period, which payment shall be promptly applied by the Administrative Agent in accordance with Section 5.4. Nothing in this paragraph shall limit the rights of the Administrative Agent and Lenders with respect to Sections 5.1(b) and 10.2 nor any of their other rights under this Agreement or any other Loan Document.

- 5 - The Applicable Margin shall be amended as, and to the extent, required by Section 5.13. The Applicable Margin with respect to any Incremental Term Loans shall be the rate per annum set forth in the relevant Incremental Amendment. “Applicable Maturity Date” means with respect to (a) any Revolving Credit Loan, the Revolving Credit Maturity Date, (b) the Term Loan, the Term Loan Maturity Date or (c) any Incremental Term Loan (if any) the date as determined pursuant to, and in accordance with, Section 5.13. “Arranger” means (i) Wells Fargo Securities, LLC, in its capacity as sole lead arranger and sole bookrunner with respect to the Credit Facility made available to the Borrowers on the Restatement Effective Date and (ii) Wells Fargo Securities, LLC, Axos Bank and Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, in their respective capacities as joint lead arrangers with respect to the Credit Facility made available to the Borrowers under Amendment No. 1 on the Amendment No. 1 Effective Date. “Asset Disposition” means, other than in connection with any Permitted Intragroup Restructuring, the sale, transfer, license, lease or other disposition of any Property (including any sale and leaseback transaction, division, merger or disposition of Equity Interests), whether in a single transaction or a series of related transactions, by any Credit Party or any Subsidiary thereof, and any issuance of Equity Interests by any Subsidiary of Holdings. “Assignment and Assumption” means an assignment and assumption entered into by a Lender and an Eligible Assignee (with the consent of any party whose consent is required by Section 12.9), and accepted by the Administrative Agent, in substantially the form attached as Exhibit H or any other form approved by the Administrative Agent. “Attributable Indebtedness” means, on any date of determination, in respect of any Capital Lease Obligation of any Person, the capitalized amount thereof that would appear on a balance sheet of such Person prepared as of such date in accordance with IFRS. “Availability” means, as of any date of determination, the aggregate amount that the Borrowers are entitled to borrow as Revolving Credit Loans under Section 2.1 of this Agreement (after giving effect to the Revolving Credit Outstandings). “Available Tenor” means, as of any date of determination and with respect to any then-current Benchmark, (a) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an Interest Period pursuant to this Agreement or (b) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 5.8(c)(iv). “Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution. “Bail-In Legislation” means (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation, rule or requirement for such EEA Member Country from time to time which is described in the EU Bail- In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings). “Bankruptcy Code” means 11 U.S.C. §§ 101 et seq. “Base Rate” means, at any time, the highest of (a) the Prime Rate, (b) the Federal Funds Rate plus 0.50% and (c) Adjusted Term SOFR for a one-month Interest Period in effect on such day plus 1.00%; each change in the

- 6 - Base Rate shall take effect simultaneously with the corresponding change or changes in the Prime Rate, the Federal Funds Rate or Adjusted Term SOFR, as applicable (provided, that, clause (c) shall not be applicable during any period in which Adjusted Term SOFR is unavailable or unascertainable). Notwithstanding the foregoing, in no event shall the Base Rate be less than 1.00%. “Base Rate Loan” means any Loan bearing interest at a rate based upon the Base Rate as provided in Section 5.1(a). “Benchmark” means, initially, Adjusted Daily Simple SOFR or the Term SOFR Reference Rate, as applicable; provided, that, if a Benchmark Transition Event has occurred with respect to Adjusted Daily Simple SOFR or the Term SOFR Reference Rate, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 5.8(c)(i). “Benchmark Replacement” means, with respect to any Benchmark Transition Event for any then-current Benchmark, the sum of: (a) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrowers as the replacement for such Benchmark giving due consideration to (i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement for such then-current Benchmark for Dollar-denominated syndicated credit facilities at such time and (b) the related Benchmark Replacement Adjustment; provided, that, if such Benchmark Replacement as so determined would be less than the Floor, such Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents. “Benchmark Replacement Adjustment” means, with respect to any replacement of any then-current Benchmark with an Unadjusted Benchmark Replacement for any applicable Available Tenor, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrowers giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for Dollar-denominated syndicated credit facilities. “Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark: (a) in the case of clause (a) or (b) of the definition of “Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or (b) in the case of clause (c) of the definition of “Benchmark Transition Event,” the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided, that, such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date. For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

- 7 - “Benchmark Transition Event” means the occurrence of one or more of the following events with respect to such Benchmark: (a) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely; provided, that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); (b) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the FRB, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided, that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or (c) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative. For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof). “Benchmark Transition Start Date” means, in the case of a Benchmark Transition Event, the earlier of (a) the applicable Benchmark Replacement Date and (b) if such Benchmark Transition Event is a public statement or publication of information of a prospective event, the 90th day prior to the expected date of such event as of such public statement or publication of information (or if the expected date of such prospective event is fewer than 90 days after such statement or publication, the date of such statement or publication). “Benchmark Unavailability Period” means, the period (if any) (x) beginning at the time that a Benchmark Replacement Date with respect to such Benchmark has occurred if, at such time, no Benchmark Replacement has replaced such Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 5.8(c)(i) and (y) ending at the time that a Benchmark Replacement has replaced such Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 5.8(c)(i). “Beneficial Ownership Certification” means a certification regarding beneficial ownership as required by the Beneficial Ownership Regulation. “Beneficial Ownership Regulation” means 31 CFR § 1010.230. “Benefit Plan” means any of (a) an “employee benefit plan” (as defined in ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in and subject to Section 4975 of the Code or (c) any Person whose assets include (for purposes of ERISA Section 3(42) or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such “employee benefit plan” or “plan.” “Borrower” and “Borrowers” have the respective meanings set forth in the preamble to this Agreement. “Borrower Materials” has the meaning assigned thereto in Section 8.2.

- 8 - “Business Day” means any day that is not a Saturday, Sunday or other day on which the Federal Reserve Bank of New York is closed. “Calculation Date” has the meaning assigned thereto in the definition of Applicable Margin. “Capital Expenditures” means, with respect to the Borrowers and their Subsidiaries on a Consolidated basis, for any period, (a) the additions to property, plant and equipment and other capital expenditures (including, without limitation, the acquisition of domain names and the capitalized amount of software costs determined in accordance with IFRS) that are (or would be) set forth in a Consolidated statement of cash flows of such Person for such period prepared in accordance with IFRS and (b) Capital Lease Obligations during such period. “Capital Lease Obligations” of any Person means, subject to Section 1.3(b), the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as finance leases on a balance sheet of such Person under IFRS, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with IFRS. “Cash Collateralize” means, to deposit in a Controlled Account or to pledge and deposit with, or deliver to the Administrative Agent, or directly to the applicable Issuing Lender (with notice thereof to the Administrative Agent), for the benefit of one or more of the Issuing Lenders or the Lenders, as collateral for L/C Obligations or obligations of the Lenders to fund participations in respect of L/C Obligations, cash or Deposit Account balances or, if the Administrative Agent and the applicable Issuing Lender shall agree, in their sole discretion, other credit support, in each case pursuant to documentation in form and substance reasonably satisfactory to the Administrative Agent and such Issuing Lender, as applicable. “Cash Collateral” shall have a meaning correlative to the foregoing and shall include the proceeds of such cash collateral and other credit support. “Cash Collateralized Letter of Credit” has the meaning assigned thereto in Section 3.12(d). “Cash Equivalents” means, collectively, (a) marketable direct obligations issued or unconditionally guaranteed by the United States or any agency thereof to the extent such obligations are backed by the full faith and credit of the United States, in each case maturing within one (1) year from the date of acquisition thereof, (b) commercial paper maturing no more than two hundred seventy (270) days from the date of creation thereof and currently having the highest rating obtainable from either S&P or Moody’s (or, if at any time either S&P or Moody’s are not rating such fund, an equivalent rating from another nationally recognized statistical rating agency), (c) investments in certificates of deposit, banker’s acceptances, money market deposits and time deposits maturing within one hundred eighty (180) days from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of the United States of America or any state thereof that has a combined capital and surplus and undivided profits of not less than $500,000,000 and having a long-term debt rating of “A” or better by S&P or “A2” or better from Moody’s (or, if at any time either S&P or Moody’s are not rating the debt of such bank, an equivalent rating from another nationally recognized statistical rating agency), (d) investments in any money market fund or money market mutual fund that has (i) substantially all of its assets invested in the types of investments referred to in clauses (a) through (c) above, (ii) net assets of not less than $250,000,000 and (iii) a rating of at least A-2 from S&P or at least P-2 from Moody’s (or, if at any time either S&P or Moody’s are not rating such fund, an equivalent rating from another nationally recognized statistical rating agency), and (e) solely with respect to any Subsidiary domiciled outside the United States, substantially equivalent investments to those outlined in clauses (a) through (d) above which are reasonably comparable in tenor and credit quality (taking into account the jurisdiction where such Subsidiary conducts business) and customarily used in the ordinary course of business by similar companies for cash management purposes in any jurisdictions in which such Person conducts business (it being understood that such investments may be denominated in the currency of any jurisdiction in which such Person conducts business). “Cash Management Agreement” means any agreement to provide cash management services, including treasury, depository, overdraft, credit or debit card (including non-card electronic payables and purchasing cards), electronic funds transfer and other cash management arrangements.

- 9 - “Change in Control” means an event or series of events by which: (a) at any time, Holdings shall fail to own one hundred percent (100%) of the Equity Interests of the Borrowers entitled to vote in the election of members of the board of directors (or other equivalent governing body) of any Borrower other than in connection with a Permitted Intragroup Restructuring and/or vote at a general meeting of any Borrower; or (b) (i) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, but excluding any employee benefit plan of such person or its Subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a “person” or “group” shall be deemed to have “beneficial ownership” of all Equity Interests that such “person” or “group” has the right to acquire, whether such right is exercisable immediately or only after the passage of time (such right, an “option right”)), directly or indirectly, more than thirty-five percent (35%) of the Equity Interests of any Borrower entitled to vote in the election of members of the board of directors (or equivalent governing body) of any Borrower and/or vote at a general meeting of any Borrower or (ii) a majority of the members of the board of directors (or other equivalent governing body) of Holdings shall not constitute Continuing Directors; or (c) there shall have occurred under any indenture or other instrument evidencing any Indebtedness or Equity Interests in excess of Threshold Amount any “change in control” or similar provision (as set forth in the indenture, agreement or other evidence of such Indebtedness) obligating Holdings or any of its Subsidiaries to repurchase, redeem or repay all or any part of the Indebtedness or Equity Interests provided for therein. “Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority or (c) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any Governmental Authority; provided, that, notwithstanding anything herein to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act (or any European equivalent regulation (such as the European Market and Infrastructure Regulation)) and all requests, rules, guidelines, requirements or directives thereunder or issued in connection therewith or in implementation thereof and (ii) all requests, rules, guidelines, requirements or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law,” regardless of the date enacted, adopted, implemented or issued. “Class” means, when used in reference to any Loan, whether such Loan is a Revolving Credit Loan or Term Loan and, when used in reference to any Commitment, whether such Commitment is a Revolving Credit Commitment or a Term Loan Commitment. “Closing Date” means March 19, 2024. “Code” means the Internal Revenue Code of 1986, as amended. “Collateral” means the collateral security for the Secured Obligations pledged or granted pursuant to the Security Documents. “Collateral Agreement” means that certain Amended and Restated Guaranty and Security Agreement, dated as of the Restatement Effective Date, executed by the Credit Parties party thereto in favor of the Administrative Agent, for the ratable benefit of the Secured Parties, which shall be in form and substance acceptable to the Administrative Agent. “Commitment Fee” has the meaning assigned thereto in Section 5.3(a).

- 10 - “Commitment Percentage” means, as to any Lender, such Lender’s Revolving Credit Commitment Percentage or Term Loan Percentage, as applicable. “Commitments” means, collectively, as to all Lenders, the Revolving Credit Commitments and the Term Loan Commitments of such Lenders. “Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.). “Compliance Certificate” means a certificate of the chief financial officer or the treasurer of Holdings substantially in the form attached as Exhibit F. “Conforming Changes” means, with respect to either the use or administration of an initial Benchmark or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Base Rate,” the definition of “Business Day,” the definition of “U.S. Government Securities Business Day,” the definition of “Interest Period” or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of Section 5.9 and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents). “Connection Income Taxes” means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes. “Consolidated” means, when used with reference to financial statements or financial statement items of any Person, such statements or items on a consolidated basis in accordance with applicable principles of consolidation under IFRS. “Consolidated EBITDA” means, for any period, the sum of the following determined on a Consolidated basis, without duplication, for Holdings and its Subsidiaries: (a) Consolidated Net Income for such period plus (b) the sum of the following, without duplication, to the extent deducted in determining Consolidated Net Income for such period: (i) Consolidated Interest Expense; (ii) expense for Taxes measured by net income, profits or capital (or any similar measures), paid or accrued, including federal, state and local income Taxes, foreign income Taxes and franchise Taxes; (iii) depreciation and amortization; (iv) expenses in respect of share-based payments; (v) impairment charges, foreign exchange losses and gains, fair value movements on contingent consideration and unwinding of deferred and contingent consideration, and other non-cash charges or expenses, excluding any non-cash charge or expense that represents an accrual for a cash expense to be taken in a future period; and

- 11 - (vi) (vi) (A) transaction fees, charges and other amounts (including any financing fees, merger and acquisition fees, acquisition integration costs and expenses, legal fees and expenses, due diligence fees or any other fees and expenses in connection therewith) in connection with the Transactions (as defined in the Existing Credit Agreement), the Transactions and any amendment or other modification to the Loan Documents, including the Refinancing, any Permitted Acquisition, or the incurrence, amendment or waiver of Indebtedness permitted hereunder, in each case, whether or not consummated; and (B) other unusual and non-recurring cash expenses or charges; provided, that, the aggregate amount added pursuant to this clause (vi) for any Reference Period shall in no event exceed in the aggregate 20% of Consolidated EBITDA for such period (calculated prior to any such addbacks pursuant to this clause (vi)); less (c) the sum of the following, without duplication, to the extent included in determining Consolidated Net Income for such period (to the extent not netted in (b) (i)-(vi)): (i) interest income; (ii) federal, state, local and foreign income Tax credits of Holdings and its Subsidiaries for such period (to the extent not netted from income Tax expense); (iii) any unusual and non-recurring gains (excluding gains from discontinued operations); (iv) non-cash gains or non-cash items; and (v) any cash expense made during such period which represents the reversal of any non-cash expense that was added in a prior period pursuant to clause (b) above subsequent to the fiscal quarter in which the relevant non-cash expenses, charges or losses were incurred. For purposes of this Agreement, Consolidated EBITDA shall be calculated on a Pro Forma Basis. “Consolidated Fixed Charge Coverage Ratio” means, as of any date of determination, the ratio of (a) (i) Consolidated EBITDA for the most recently completed Reference Period minus the sum of (ii)(A) Capital Expenditures (other than Capital Expenditures (x) categorized as Permitted Acquisitions or other Investments permitted hereunder or (y) financed through a Debt Issuance (other than Revolving Credit Loans) or Equity Issuance permitted hereunder), (B) federal, state, local and foreign income taxes paid in cash and (C) Restricted Payments made in cash for the most recently completed Reference Period (other than (x) any Restricted Payments made during the Fiscal Year ended December 31, 2024 and (y) so long as (i) such Restricted Payments are financed with internally generated cash and (ii) after giving effect such Restricted Payments, Holdings has no less than $15,000,000 of Liquidity, up to $20,000,000 of Restricted Payments for any such Reference Period in the form of the purchase, repurchase, redemption, retirement or other acquisition of, the Equity Interests of Holdings) to (b) Consolidated Fixed Charges for the most recently completed Reference Period. “Consolidated Fixed Charges” means, for any period, the sum of the following determined on a Consolidated basis for such period, without duplication, for Holdings and its Subsidiaries in accordance with IFRS: (a) Consolidated Interest Expense, (b) scheduled principal payments with respect to Indebtedness and (c) any scheduled payments to be made in cash in the succeeding four (4) consecutive fiscal quarter period in respect of Seller Notes provided, that, Consolidated Fixed Charges shall exclude the portion of the foregoing clause (c) that can be settled with consideration consisting of Equity Interests (including but not limited to Equity Interests of Holdings) in respect of Seller Notes issued in connection with Permitted Acquisitions. “Consolidated Funded Indebtedness” means, as of any date of determination, for Holdings and its Subsidiaries on a Consolidated basis, the sum of, without duplication, (I) (a) all liabilities, obligations and indebtedness for borrowed money including, but not limited to, obligations evidenced by bonds, debentures, notes or other similar instruments of any such Person, (b) all purchase money Indebtedness, (c) all obligations to pay in cash the deferred purchase price of property or services of any such Person (including all payment obligations under non-

- 12 - competition, earn-out or similar agreements, solely to the extent any such payment obligation under non- competition, earn-out or similar agreements becomes a liability on the balance sheet of such Person in accordance with IFRS), except trade payables arising in the ordinary course of business subject to reasonably customary trade terms (d) the Attributable Indebtedness of such Person with respect to such Person’s Capital Lease Obligations (as accounted for under IFRS) (excluding such Person’s Capital Lease Obligations (as accounted for under IFRS) attributable to operating leases and capitalized office leases), (e) all drawn and unreimbursed obligations, contingent or otherwise, of any such Person relative to letters of credit, including any Reimbursement Obligation, and banker’s acceptances issued for the account of any such Person, (f) all obligations of any such Person in respect of Disqualified Equity Interests which shall be valued, in the case of a redeemable preferred interest, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends that are past due, (g) all Guarantees of any such Person with respect to any of the foregoing and (h) all Indebtedness of the types referred to in clauses (a) through (g) above of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which such Person is a general partner or joint venturer, unless such Indebtedness is expressly made non-recourse to such Person; provided, that, Consolidated Funded Indebtedness shall exclude (i) Attributable Indebtedness of such Person with respect to such Person’s Capital Lease Obligations (as accounted for under IFRS) attributable to operating leases and capitalized office leases and (ii) the portion of the foregoing clause (c) that can be settled with consideration consisting of Equity Interests (including but not limited to Equity Interests of Holdings) in respect of Seller Notes issued in connection with Permitted Acquisitions minus (II) up to $25,000,000 of unrestricted cash and Cash Equivalents reflected in accordance with IFRS on the balance sheet of Holdings and its Subsidiaries as of any such date (of which no more than $5,000,000 may be cash and Cash Equivalents located outside of the United States in accounts either (1) not held with a Lender or (2) not subject to a Control Agreement). “Consolidated Interest Expense” means, for any period, the sum of the following determined on a Consolidated basis, without duplication, for Holdings and its Subsidiaries in accordance with IFRS, interest expense (including interest expense attributable to Capital Lease Obligations (as accounted for under IFRS) and all net payment obligations pursuant to Hedge Agreements) for such period; provided, that, for the avoidance of doubt, Consolidated Interest Expense shall not include unwinding of deferred and contingent consideration. “Consolidated Net Income” means, for any period, the net income (or loss) of Holdings and its Subsidiaries for such period, determined on a Consolidated basis, without duplication, in accordance with IFRS; provided, that, in calculating Consolidated Net Income of Holdings and its Subsidiaries for any period, there shall be excluded (a) the net income (or loss) of any Person (other than a Subsidiary which shall be subject to clause (c) below), in which Holdings or any of its Subsidiaries has a joint interest with a third party, except to the extent such net income is actually paid in cash to Holdings or any of its Subsidiaries by dividend or other distribution during such period, (b) the net income (or loss) of any Person accrued prior to the date it becomes a Subsidiary of Holdings or any of its Subsidiaries or is merged into or consolidated with Holdings or any of its Subsidiaries or that Person’s assets are acquired by Holdings or any of its Subsidiaries except to the extent included pursuant to the foregoing clause (a), (c) the net income (if positive), of any Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary to Holdings or any of its Subsidiaries of such net income (i) is not at the time permitted by operation of the terms of its charter or any agreement (excluding the Loan Documents), instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Subsidiary or (ii) would be subject to any taxes payable on such dividends or distributions, but in each case only to the extent of such prohibition or taxes, (d) the net income (or loss) of any Subsidiary that is not a Wholly-Owned Subsidiary to the extent such net income (or loss) is attributable to the minority interest in such Subsidiary and (e) any gain or loss from Asset Dispositions during such period. “Consolidated Total Assets” means, as of any date of determination, the total amount of all assets of Holdings and its Subsidiaries, determined on a consolidated basis in accordance with IFRS as of such date, as expressly stated on the most recent balance sheet delivered to the Administrative Agent pursuant to Section 8.1. “Consolidated Total Net Leverage Ratio” means, as of any date of determination, the ratio of (a) Consolidated Funded Indebtedness on such date to (b) Consolidated EBITDA for the most recently completed Reference Period.

- 13 - “Continuing Directors” means the directors (or other equivalent governing body) of Holdings on the Restatement Effective Date and each other director (or equivalent) of Holdings, if, in each case, such other Person’s nomination for election to the board of directors (or equivalent governing body) of Holdings is approved by at least 51% of the then Continuing Directors. “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto. “Controlled Account” means each Deposit Account and Securities Account that is subject to a Control Agreement in form and substance reasonably satisfactory to the Administrative Agent. “Control Agreement” means a control agreement, first ranking charge or similar documentary arrangement, in form and substance reasonably satisfactory to the Administrative Agent, executed and delivered by a Borrower, the Administrative Agent, each of the applicable Issuing Lenders that is entitled to Cash Collateral hereunder at the time such Control Agreement is executed, and the applicable Cash Management Bank. “Covered Party” has the meaning assigned thereto in Section 12.25(a). “Credit Facility” means, collectively, the Revolving Credit Facility, the Term Loan Facility and the L/C Facility. “Credit Parties” means, collectively, the Borrowers and the Guarantors. “Daily Simple SOFR Loan” means any Loan bearing interest at a rate based on Adjusted Daily Simple SOFR. “Debt Issuance” means the issuance of any Indebtedness for borrowed money by any Credit Party or any of its Subsidiaries. “Debtor Relief Laws” means the Bankruptcy Code of the United States of America, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, examinership, administration, rescue process or similar debtor relief laws of the United States or other applicable jurisdictions from time to time in effect. “Default” means any of the events specified in Section 10.1 which with the passage of time, the giving of notice or any other condition, would constitute an Event of Default. “Defaulting Lender” means, subject to Section 5.15(b), any Lender that (a) has failed to (i) fund all or any portion of its Loans within two Business Days of the date such Loans were required to be funded hereunder unless such Lender notifies the Administrative Agent and the Borrowers in writing that such failure is the result of such Lender’s determination that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable default, shall be specifically identified in such writing) has not been satisfied, or (ii) pay to the Administrative Agent, any Issuing Lender or any other Lender any other amount required to be paid by it hereunder (including in respect of its participation in Letters of Credit) within two Business Days of the date when due, (b) has notified the Borrowers, the Administrative Agent or any Issuing Lender in writing that it does not intend to comply with its funding obligations hereunder, or has made a public statement to that effect (unless such writing or public statement relates to such Lender’s obligation to fund a Loan hereunder and states that such position is based on such Lender’s determination that a condition precedent to funding (which condition precedent, together with any applicable default, shall be specifically identified in such writing or public statement) cannot be satisfied), (c) has failed, within three Business Days after written request by the Administrative Agent, the Borrowers, or to the extent any Issuing Lender has outstanding L/C Obligations at such time, such Issuing Lender, to confirm in writing to the Administrative Agent, such Issuing Lender and the Borrowers that it will comply with its prospective funding obligations hereunder (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c)

- 14 - upon receipt of such written confirmation by the Administrative Agent, such Issuing Lender and the Borrowers), or (d) has, or has a direct or indirect parent company that has, (i) become the subject of a proceeding under any Debtor Relief Law, (ii) had appointed for it a receiver, custodian, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets, including the FDIC or any other state or federal regulatory authority acting in such a capacity or (iii) become the subject of a Bail-In Action; provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any equity interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender. Any determination by the Administrative Agent that a Lender is a Defaulting Lender under any one or more of clauses (a) through (d) above shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender (subject to Section 5.15(b)) upon delivery of written notice of such determination to the Borrowers, each Issuing Lender and each Lender. “Delayed Draw Term Loans” means the term loans made to the Borrowers by the Original Lender pursuant to the Existing Credit Agreement and outstanding on the Restatement Effective Date. “Deposit Account” means any deposit account (as that term is defined in the UCC). “Disposed EBITDA” means, with respect to any Person or business that is sold or disposed of in an Asset Disposition during any period, the amount for such period of Consolidated EBITDA of any such Person or business subject to such Asset Disposition (determined using such definitions as if references to Holdings and its Subsidiaries therein were to such Person or business), as calculated by the Borrowers in good faith. “Disqualified Equity Interests” means, with respect to any Person, any Equity Interests of such Person that, by their terms (or by the terms of any security or other Equity Interest into which they are convertible or for which they are exchangeable) or upon the happening of any event or condition, (a) mature or are mandatorily redeemable (other than solely for Qualified Equity Interests), pursuant to a sinking fund obligation or otherwise (except as a result of a change of control or asset sale so long as any rights of the holders thereof upon the occurrence of a change of control or asset sale event shall be subject to the prior repayment in full in cash of the Loans and all other Obligations (other than contingent indemnification obligations not then due) and the termination of the Commitments), (b) are redeemable at the option of the holder thereof (other than solely for Qualified Equity Interests) (except as a result of a change of control or asset sale so long as any rights of the holders thereof upon the occurrence of a change of control or asset sale event shall be subject to the prior repayment in full in cash of the Loans and all other Obligations (other than contingent indemnification obligations not then due) and the termination of the Commitments), in whole or in part, (c) provide for the scheduled payment of dividends in cash or (d) are or become convertible into, or exchangeable for, Indebtedness or any other Equity Interests that would constitute Disqualified Equity Interests, in each case of clauses (a) through (d), prior to the date that is 91 days after the latest scheduled maturity date of the Loans and Commitments; provided, that, if such Equity Interests are issued pursuant to a plan for the benefit of Holdings or its Subsidiaries or by any such plan to such officers or employees, such Equity Interests shall not constitute Disqualified Equity Interests solely because they may be required to be repurchased by Holdings or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations. “Dollars” or “$” means, unless otherwise qualified, dollars in lawful currency of the United States. “Domain Collateral Agreement” means that certain Amended and Restated Domain Name and Website Collateral Assignment and Security Agreement, dated as of the Restatement Effective Date, executed by GDC Media in favor of the Administrative Agent, for the ratable benefit of the Secured Parties, which shall be in form and substance acceptable to the Administrative Agent. “Domestic Subsidiary” means any Subsidiary organized under the laws of the United States, any state thereof or the District of Columbia. “EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in

- 15 - an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent. “EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway. “EEA Resolution Authority” means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any credit institution or investment firm established in any EEA Member Country. “Electronic Record” has the meaning assigned to that term in, and shall be interpreted in accordance with, 15 U.S.C. 7006. “Electronic Signature” has the meaning assigned to that term in, and shall be interpreted in accordance with, 15 U.S.C. 7006. “Eligible Assignee” means any Person that meets the requirements to be an assignee under Section 12.9(b)(iii) and (v) (subject to such consents, if any, as may be required under Section 12.9(b)(iii)). “Employee Benefit Plan” means (a) any employee benefit plan within the meaning of Section 3(3) of ERISA that is maintained for employees of any Credit Party or any ERISA Affiliate or (b) any Pension Plan or Multiemployer Plan that has at any time within the preceding five (5) years been maintained, funded or administered for the employees of any Credit Party or any current or former ERISA Affiliate. “EMU Legislation” means the legislative measures of the European Council for the introduction of changeover to or operation of a single or unified European currency. “Environmental Claims” means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, accusations, allegations, notices of noncompliance or violation, investigations (other than internal reports prepared by any Person in the ordinary course of business and not in response to any third party action or request of any kind) or proceedings relating in any way to any actual or alleged violation of or liability under any Environmental Law or relating to any permit issued, or any approval given, under any such Environmental Law, including any and all claims by Governmental Authorities for enforcement, cleanup, removal, response, remedial or other actions or damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from Hazardous Materials or arising from alleged injury or threat of injury to public health or the environment. “Environmental Laws” means any and all federal, foreign, state, provincial and local laws, statutes, ordinances, codes, rules, standards and regulations, permits, licenses, approvals, interpretations and orders of courts or Governmental Authorities, relating to the protection of public health or the environment, including, but not limited to, requirements pertaining to the manufacture, processing, distribution, use, treatment, storage, disposal, transportation, handling, reporting, licensing, permitting, investigation or remediation of Hazardous Materials. “Equity Interests” means (a) in the case of a corporation or share company, capital stock or, as applicable, shares, (b) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock, (c) in the case of a partnership, partnership interests (whether general or limited), (d) in the case of a limited liability company, membership interests, (e) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person and (f) any and all warrants, rights or options to purchase any of the foregoing. “Equity Issuance” means (a) any issuance by Holdings of shares of its Equity Interests to any Person that is not a Credit Party (including in connection with the exercise of options or warrants or the conversion of any debt securities to equity) and (b) any capital contribution from any Person that is not a Credit Party into any Credit Party

- 16 - or any Subsidiary thereof. The term “Equity Issuance” shall not include (A) any Asset Disposition or (B) any Debt Issuance. “ERISA” means the Employee Retirement Income Security Act of 1974, and the rules and regulations thereunder. “ERISA Affiliate” means any Person who together with any Credit Party or any of its Subsidiaries is treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001(b) of ERISA. “Erroneous Payment” has the meaning assigned thereto in Section 11.12(a). “Erroneous Payment Deficiency Assignment” has the meaning assigned thereto in Section 11.12(d). “Erroneous Payment Impacted Class” has the meaning assigned thereto in Section 11.12(d). “Erroneous Payment Return Deficiency” has the meaning assigned thereto in Section 11.12(d). “EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor thereto), as in effect from time to time. “Event of Default” means any of the events specified in Section 10.1; provided, that, any requirement for passage of time, giving of notice, or any other condition, has been satisfied. “Exchange Act” means the Securities Exchange Act of 1934 (15 U.S.C. § 77 et seq.). “Excluded Accounts” means all Deposit Accounts and Securities Accounts owned by a Credit Party (i) used exclusively for payroll, payroll taxes, and other employee wage and benefit payments to or for the benefit of employees of the Credit Parties and their Subsidiaries, (ii) other zero-balance accounts, (iii) any Deposit Accounts or Securities Account maintained for the sole purpose of holding cash that serves solely as cash collateral or security for a permitted secured letter of credit in an aggregate amount for such letter of credit (or all such letters of credit) not to exceed $250,000, or (iv) which contain, at the end of a fiscal quarter, less than $500,000 in the aggregate for all such accounts. “Excluded Subsidiary” means (a) any Immaterial Subsidiary (provided, that, to the extent any such Subsidiary no longer qualifies as an Immaterial Subsidiary, such Subsidiary shall cease to be an Excluded Subsidiary by virtue of this clause (a)), (b) any Subsidiary that is prohibited by Applicable Law or by any contractual obligation existing on the Closing Date, the Restatement Effective Date or existing at the time of acquisition of such Subsidiary after the Closing Date or the Restatement Effective Date (and not incurred in contemplation of such acquisition), in each case from Guaranteeing the Obligations, but only so long as such prohibition exists, (c) each Subsidiary of GDC Malta existing on the Restatement Effective Date (other than NDC Media), and (d) any other Subsidiary with respect to which the Administrative Agent and the Borrowers mutually agree that the cost of providing a Guarantee would be excessive in relation to the benefit to be afforded thereby. “Excluded Swap Obligation” means, with respect to any Credit Party, any Swap Obligation if, and to the extent that, all or a portion of the liability of such Credit Party for or the guarantee of such Credit Party of, or the grant by such Credit Party of a security interest to secure, such Swap Obligation (or any liability or guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Credit Party’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time the liability for or the guarantee of such Credit Party or the grant of such security interest becomes effective with respect to such Swap Obligation (such determination being made after giving effect to any applicable keepwell, support or other agreement for the benefit of the applicable Credit Party, including under the keepwell provisions in the applicable Guaranty Agreement). If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap

- 17 - Obligation that is attributable to swaps for which such guarantee or security interest is or becomes illegal for the reasons identified in the immediately preceding sentence of this definition. “Excluded Taxes” means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient , (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable Lending Office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, United States federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or Commitment pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the applicable Commitment (or, if such Lender did not fund an applicable Loan pursuant to a prior Commitment, on the date such Lender acquired the applicable interest in such Loan) or (ii) such Lender changes its Lending Office, except in each case to the extent that, pursuant to Section 5.11, amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender acquired the applicable interest in the applicable Loan or Commitment or to such Lender immediately before it changed its Lending Office, (c) any United States federal withholding Taxes imposed under FATCA, (d) Taxes attributable to such Recipient’s failure to comply with Section 5.11(g), and (e) any withholding Taxes imposed by Ireland, if on the date on which the payment falls due, the payment could have been made to any Lender or Participant (as applicable) without a withholding on account of Taxes imposed by Ireland if such Lender or Participant (as applicable) had been an Irish Qualifying Lender, but on that date such Lender or Participant (as applicable) is not or has ceased to be an Irish Qualifying Lender other than as a result of any change in (or in the interpretation, administration, or application of) any law or double taxation agreement, or any published practice or published concession of any relevant the taxing authority, or relevant Lender or Participant (as applicable) is an Irish Treaty Lender and the Credit Party making the payment is able to demonstrate that the payment could have been made to such Lender or Participant without a withholding on account of Taxes imposed by Ireland had that Lender or Participant complied with any procedural formalities necessary for that Credit Party to make that payment without a withholding on account of Taxes imposed by Ireland. “Existing Credit Agreement” has the meaning assigned thereto in the Statement of Purpose. “Extended Letter of Credit” has the meaning assigned thereto in Section 3.1(b). “Extensions of Credit” means, as to any Lender at any time, (a) an amount equal to the sum of (i) the aggregate principal amount of all Revolving Credit Loans made by such Lender then outstanding, (ii) such Lender’s Revolving Credit Commitment Percentage of the L/C Obligations then outstanding and (iii) the aggregate principal amount of the Term Loans made by such Lender then outstanding, or (b) the making of any Loan or participation in any Letter of Credit by such Lender, as the context requires. “FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations thereunder or official interpretations thereof, and any agreements entered into pursuant to current Section 1471(b)(1) of the Code and any intergovernmental agreements (and related legislation, rules or official administrative guidance) implementing the foregoing. “FDIC” means the Federal Deposit Insurance Corporation. “Federal Funds Rate” means, for any day, the rate per annum equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day, provided, that, if such rate is not so published for any day which is a Business Day, the Federal Funds Rate for such day shall be the average of the quotation for such day on such transactions received by the Administrative Agent from three federal funds brokers of recognized standing selected by the Administrative Agent. Notwithstanding the foregoing, if the Federal Funds Rate shall be less than zero, such rate shall be deemed to be zero for purposes of this Agreement. “Fee Letter” means that certain Fee Letter, dated December 12, 2024 among Holdings, Wells Fargo and the Arranger (as defined in clause (i) of the definition thereof).

- 18 - “First Tier Foreign Subsidiary” means any Foreign Subsidiary, the Equity Interests of which are owned directly by one or more Credit Parties. “Fiscal Year” means the fiscal year of Holdings and its Subsidiaries ending on December 31. “Flood Insurance Laws” means, collectively, (a) the National Flood Insurance Act of 1968, (b) the Flood Disaster Protection Act of 1973, (c) the National Flood Insurance Reform Act of 1994, (d) the Flood Insurance Reform Act of 2004 and (e) the Biggert-Waters Flood Insurance Reform Act of 2012, as each of the foregoing is now or hereafter in effect and any successor statute to any of the foregoing. “Floor” means a rate of interest equal to 0%. “Foreign Guaranty Agreement” means the Amended and Restated Guaranty Agreement dated as of the Restatement Effective Date executed by Holdings and GDC Media in favor of the Administrative Agent, for the ratable benefit of the Secured Parties, which shall be in form and substance acceptable to the Administrative Agent. “Foreign Lender” means a Lender that is not a U.S. Person. “Foreign Subsidiary” means any Subsidiary that is not a Domestic Subsidiary. “FRB” means the Board of Governors of the Federal Reserve System of the United States. “Fronting Exposure” means, at any time there is a Defaulting Lender, with respect to any Issuing Lender, such Defaulting Lender’s Revolving Credit Commitment Percentage of the outstanding L/C Obligations with respect to Letters of Credit issued by such Issuing Lender, other than such L/C Obligations as to which such Defaulting Lender’s participation obligation has been reallocated to other Lenders or Cash Collateralized in accordance with the terms hereof. “Fund” means any Person (other than a natural Person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans, bonds and similar extensions of credit in the ordinary course of its activities. “GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or such other principles as may be approved by a significant segment of the accounting profession in the United States, that are applicable to the circumstances as of the date of determination, consistently applied. “GDC Malta” means GDC Malta Limited, a limited company organized under the laws of Malta. “GDC Media Security Assignment” means the Irish law security assignment in respect of certain promissory notes issued by GDC Media to be executed by NDC Media and GDC Malta in favor of the Administrative Agent, for the ratable benefit of the Secured Parties, which shall be in form and substance acceptable to the Administrative Agent. “Governmental Approvals” means all authorizations, consents, approvals, permits, licenses and exemptions of, and all registrations and filings with or issued by, any Governmental Authorities. “Governmental Authority” means the government of the United States or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

- 19 - “Guarantee” of or by any Person (the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation, (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or obligation or (e) for the purpose of assuring in any other manner the obligee in respect of such Indebtedness or other obligation of the payment or performance thereof or to protect such obligee against loss in respect thereof (whether in whole or in part); provided, that, the term “Guarantee” shall not include endorsements for collection or deposit, in each case, in the ordinary course of business, or customary and reasonable indemnity obligations in connection with any disposition of assets permitted under this Agreement (other than any such obligations with respect to Indebtedness). “Guarantors” means Holdings and each Person (other than an individual) that at any time guarantees all or any portion of the Obligations. “Guarantor Coverage Test” means confirmation that (by reference to (a) the latest quarterly unaudited financial statements delivered to the Administrative Agent pursuant to Section 8.1(b) for the first three fiscal quarters of each Fiscal Year or (b) the latest annual audited financials delivered to the Administrative Agent pursuant to Section 8.1(a) after the end of each Fiscal Year) the Consolidated EBITDA of the Credit Parties for the most recently completed Reference Period equals or exceeds 80.0% of Consolidated EBITDA for the most recently completed Reference Period (in each case, calculated prior to making pro forma adjustments). “Guarantor Coverage Test Date” means the date of delivery of each Compliance Certificate with respect to quarterly and annual financial statements required to be delivered pursuant to Section 8.2(a) in respect of each fiscal quarter and fiscal year ending after the Closing Date. “Guaranty Agreements” means, collectively, the Foreign Guaranty Agreement and any other Guarantees provided to the Administrative Agent by any other Guarantors, for the ratable benefit of the Secured Parties. “Hazardous Materials” means any substances or materials (a) which are or become defined as hazardous wastes, hazardous substances, pollutants, contaminants, chemical substances or mixtures or toxic substances under any Environmental Law, (b) which are toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic or otherwise harmful to public health or the environment and are or become regulated by any Governmental Authority, (c) the presence of which require investigation or remediation under any Environmental Law or common law, (d) the discharge or emission or release of which requires a permit or license under any Environmental Law or other Governmental Approval, (e) which are deemed by a Governmental Authority to constitute a nuisance or a trespass which pose a health or safety hazard to Persons or neighboring properties, or (f) which contain, without limitation, asbestos, polychlorinated biphenyls, urea formaldehyde foam insulation, petroleum hydrocarbons, petroleum derived substances or waste, crude oil, nuclear fuel, natural gas or synthetic gas. “Hedge Agreement” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement.

- 20 - “Hedge Termination Value” means, in respect of any one or more Hedge Agreements, after taking into account the effect of any legally enforceable netting agreement relating to such Hedge Agreements, (a) for any date on or after the date such Hedge Agreements have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market value(s) for such Hedge Agreements, as determined based upon one or more mid- market or other readily available quotations provided by any recognized dealer in such Hedge Agreements (which may include a Lender or any Affiliate of a Lender). “Holdings” has the meaning set forth in the preamble to this Agreement. “Holdings Pledge Agreement” means that certain Amended and Restated Pledge Agreement, dated as of the Restatement Effective Date, made by Holdings in favor of the Administrative Agent, for the ratable benefit of the Secured Parties “Holdings SEC Documents” means all reports, schedules, forms, proxy statements, prospectuses (including prospectus supplements), registration statements and other information filed by Holdings with the U.S. Securities and Exchange Commission or furnished by Holdings to the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. “IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board as in effect on from time to time. Any reference in the Loan Documents to GAAP shall be deemed to mean IFRS. “Immaterial Subsidiary” means any Subsidiary that (a) did not (i) as of the last day of the fiscal quarter of Holdings most recently ended for which financial statements are required to be delivered pursuant to Section 8.1(b), or, as of the Restatement Effective Date, the most recent financial statements delivered prior to the Restatement Effective Date, have assets (on an individual basis) with a value in excess of 7.5% of the Consolidated Total Assets (of the Credit Parties on a consolidated basis) or (ii) generate or revenues (in each case, on an individual basis) for the relevant testing period ending on the date referred to in clause (i) above representing in excess of 5.0% of revenues (in each case, of the Credit Parties and their Subsidiaries, on a consolidated basis) for such testing period and (b) did not (i) as of the last day of the fiscal quarter of Holdings most recently ended for which financial statements are required to be delivered pursuant to Section 8.1(b) (or, as of the Restatement Effective Date, the most recent financial statements delivered prior to the Restatement Effective Date), together with all other Immaterial Subsidiaries, have assets with a value in excess of 7.5% of Consolidated Total Assets (of the Credit Parties and their Subsidiaries, on a consolidated basis) for such test period ending on the date referred to in clause (i) above, or (ii) generate, together with all other Immaterial Subsidiaries, revenues representing in excess of 5.0% of revenues (in each case, of the Credit Parties and their Subsidiaries, on a consolidated basis) for such testing period. Upon any such Subsidiary ceasing to be an Immaterial Subsidiary pursuant to the preceding sentence, and so long as such Subsidiary is not otherwise an Excluded Subsidiary, such Subsidiary shall comply with Section 8.14 to the extent applicable. Each Immaterial Subsidiary as of the Restatement Effective Date is listed on Schedule 7.2. “Increase Effective Date” has the meaning assigned thereto in Section 5.13(c). “Incremental Amendment” has the meaning assigned thereto in Section 5.13(f). “Incremental Facilities Limit” means $50,000,000 less the total aggregate initial principal amount (as of the date of incurrence thereof) of all previously incurred Incremental Increases. “Incremental Increase” has the meaning assigned thereto in Section 5.13(a). “Incremental Lender” has the meaning assigned thereto in Section 5.13(b). “Incremental Revolving Credit Facility Increase” has the meaning assigned thereto in Section 5.13(a). “Incremental Term Loan” has the meaning assigned thereto in Section 5.13(a).

- 21 - “Incremental Term Loan Commitment” has the meaning assigned thereto in Section 5.13(a). “Indebtedness” means, with respect to any Person at any date and without duplication, the sum of the following: (a) all liabilities, obligations and indebtedness of such Person for borrowed money, including obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, of such Person; (b) all obligations of such Person to pay the deferred purchase price of property or services of such Person (including all payment obligations under non-competition, earn-out or similar agreements, solely to the extent any such payment obligation under non-competition, earn-out or similar agreements becomes a liability on the balance sheet of such Person in accordance with IFRS), except trade payables arising in the ordinary course of business; provided, that, Indebtedness shall exclude the portion of this clause (b) that can be settled with consideration consisting of Equity Interests of the acquirer (including, but not limited to, Equity Interests of Holdings) in connection with Permitted Acquisitions; (c) the Attributable Indebtedness of such Person with respect to such Person’s Capital Lease Obligations (as accounted for under IFRS); (d) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person to the extent of the value of such property (other than customary reservations or retentions of title under agreements with suppliers entered into in the ordinary course of business); (e) all Indebtedness of any other Person secured by a Lien on any asset owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements except trade payables arising in the ordinary course of business), whether or not such indebtedness shall have been assumed by such Person or is limited in recourse; (f) all obligations, contingent or otherwise, of such Person relative to the face amount of letters of credit, whether or not drawn, including any Reimbursement Obligation, and banker’s acceptances issued for the account of such Person; (g) all obligations of such Person in respect of Disqualified Equity Interests; (h) all net obligations of such Person under any Hedge Agreements; and (i) all Guarantees of such Person with respect to any of the foregoing. For all purposes hereof, the Indebtedness of any Person shall include the Indebtedness of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which such Person is a general partner or a joint venturer, unless such Indebtedness is expressly made non-recourse to such Person. In respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, if such Indebtedness shall not have been assumed by such Person or is limited in recourse to the assets securing such Lien, the amount of such Indebtedness as of any date of determination will be the lesser of (x) the fair market value of such assets as of such date (as determined in good faith by Holdings) and (y) the amount of such Indebtedness as of such date. The amount of any net obligation under any Hedge Agreement on any date shall be deemed to be the Hedge Termination Value thereof as of such date. The amount of obligations in respect of any Disqualified Equity Interests shall be valued, in the case of a redeemable preferred interest, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends that are past due. “Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Credit Party under any Loan Document and (b) to the extent not otherwise described in clause (a), Other Taxes.

- 22 - “Indemnitee” has the meaning assigned thereto in Section 12.3(b). “Information” has the meaning assigned thereto in Section 12.10. “Initial Issuing Lender” means Wells Fargo (or any of its designated branch offices or Affiliates) in its capacity as the issuing lender hereunder or any successor thereto. “Insurance and Condemnation Event” means the receipt by any Credit Party or any of its Subsidiaries of any cash insurance proceeds or condemnation award payable by reason of theft, loss, physical destruction or damage, taking or similar event with respect to any of their respective Property. “Interest Payment Date” means (a) as to any Base Rate Loan or Daily Simple SOFR Loan, the last Business Day of each March, June, September and December and the Applicable Maturity Date and (b) as to any Term SOFR Loan, the last day of each Interest Period therefor and, in the case of any Interest Period of more than three (3) months’ duration, each day prior to the last day of such Interest Period that occurs at three-month intervals after the first day of such Interest Period and the Applicable Maturity Date; provided, that such payment day shall be the immediately succeeding Business Day if such day is not a Business Day, unless such day is not a Business Day but is a day of the relevant month after which no further Business Day occurs in such month, in which case such day shall be the immediately preceding Business Day. “Interest Period” means, as to any Term SOFR Loan, the period commencing on the date such Term SOFR Loan is disbursed or converted to or continued as a Term SOFR Loan and ending on the date one (1), three (3) or six (6) months thereafter, in each case as selected by the Borrowers in its Notice of Borrowing or Notice of Conversion/Continuation and subject to Availability; provided, that: (a) the Interest Period shall commence on the date of advance of or conversion to any Term SOFR Loan and, in the case of immediately successive Interest Periods, each successive Interest Period shall commence on the date on which the immediately preceding Interest Period expires; (b) if any Interest Period would otherwise expire on a day that is not a Business Day, such Interest Period shall expire on the next succeeding Business Day; provided, that, if any Interest Period would otherwise expire on a day that is not a Business Day but is a day of the month after which no further Business Day occurs in such month, such Interest Period shall expire on the immediately preceding Business Day; (c) any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the relevant calendar month at the end of such Interest Period; (d) no Interest Period shall extend beyond the Applicable Maturity Date, and Interest Periods shall be selected by the Borrowers so as to permit the Borrowers to make the quarterly principal installment payments pursuant to Section 4.3 without payment of any amounts pursuant to Section 5.9; (e) there shall be no more than six (6) Interest Periods in effect at any time; and (f) no tenor that has been removed from this definition pursuant to Section 5.8(c)(iv) shall be available for specification in any Notice of Borrowing or Notice of Conversion/Continuation. “Interstate Commerce Act” means the body of law commonly known as the Interstate Commerce Act (49 U.S.C. App. § 1 et seq.). “Investment” means, with respect to any Person, that such Person (a) purchases, repurchases, owns, invests in or otherwise acquires (in one transaction or a series of transactions), by division or otherwise, directly or indirectly, any Equity Interests, interests in any partnership or joint venture (including the creation or capitalization of any Subsidiary), evidence of Indebtedness or other obligation or security, substantially all or a portion of the

- 23 - business or assets of any other Person or any other investment or interest whatsoever in any other Person, (b) makes any Acquisition or (c) makes or holds, directly or indirectly, any loans, advances or extensions of credit to, or any investment in cash or by delivery of Property in, any Person. “Investment Company Act” means the Investment Company Act of 1940 (15 U.S.C. § 80(a)(1), et seq.). “IP Security Agreements” means that certain (x) Amended and Restated Trademark Security Agreement, dated as of the Restatement Effective Date, executed by GDC America and Rotowire and (y) Amended and Restated Trademark Security Agreement, dated as of the Restatement Effective Date, executed by Holdings and GDC Media, each in favor of the Administrative Agent, for the ratable benefit of the Secured Parties. “Irish Companies Act” means the Companies Act 2014 (as amended) of Ireland. “Irish Credit Party” means a Credit Party incorporated under the laws of Ireland. “Irish Qualifying Lender” means a Lender or a Participant, as applicable, which is beneficially entitled to interest payable to that Lender or Participant, as applicable, in respect of an advance under a Loan Document that is: (a) a bank within the meaning of Section 246 of the Irish Taxes Act which is carrying on a bona fide banking business in Ireland for the purposes of Section 246(3)(a) of the Irish Taxes Act; or (b) a body corporate: (i) which, by virtue of the law of a Relevant Territory, is resident in the Relevant Territory for the purposes of tax and that Relevant Territory imposes a tax that generally applies to interest receivable in that Relevant Territory by companies from sources outside that Relevant Territory; or (ii) where interest payable in respect of an advance: (A) is exempted from the charge to income tax under a double taxation agreement having force of law under the procedures set out in section 826(1) of the Irish Taxes Act; or (B) would be exempted from the charge to Irish income tax under an Irish Treaty entered into on or before the payment date of that interest if that Irish Treaty had the force of law under the provisions set out in section 826(1) of the Irish Taxes Act at that date; (iii) which is a United States company which is incorporated in the United States and is taxed in the United States on its worldwide income; or (iv) which is a United States limited liability company (“LLC”) provided the ultimate recipients of the interest would, if they were themselves Lenders, be Irish Qualifying Lenders within paragraph (b)(i) or (b)(ii) or (b)(iii) of this definition and the business conducted through the LLC is so structured for non-tax commercial reasons and not for tax avoidance purposes; except where, in respect of each of sub-paragraphs (i) to (iv), interest payable to that body corporate in respect of the Loan Document is paid in connection with a trade or business which is carried on in Ireland by that body corporate (or in the case of (iv) by the ultimate recipients of the interest) through a branch or agency; or (a) an Irish Treaty Lender; or

- 24 - (b) a body corporate which advances money in the ordinary course of a trade which includes the lending of money, in whose hands any interest payable in respect of monies so advanced is taken into account in computing the trading income of that body corporate and such body corporate has complied with the notification requirements under section 246(5)(a) of the Irish Taxes Act; or (c) a qualifying company (within the meaning of section 110 of the Irish Taxes Act); or (d) an investment undertaking (within the meaning of section 739B of the Irish Taxes Act). “Irish Security Documents” means the Original Irish Security Documents and the New Irish Security Documents. “Irish Taxes Act” means the Taxes Consolidation Act 1997, of Ireland. “Irish Treaty Lender” means a Lender or Participant, as applicable (other than a Lender or Participant falling within paragraph (b) of the definition of “Irish Qualifying Lender”), which: (i) is treated as a resident of an Irish Treaty State for the purposes of an Irish Treaty; and (ii) does not carry on a business in Ireland through a permanent establishment with which that Lender or Participant’s participation in this Agreement is effectively connected; and (iii) fulfils any other conditions which must be fulfilled under the relevant Irish Treaty for residents of that Irish Treaty State to obtain exemption from Irish tax on interest, subject to provision of the relevant self-certification form, or, where the self-certification procedure does not apply, completion of any necessary procedural formalities. “Irish Treaty State” means a jurisdiction which has a double taxation agreement with Ireland (an “Irish Treaty”) which is in effect and makes provision for full exemption from tax imposed by Ireland on interest. “IRS” means the United States Internal Revenue Service. “ISP” means the International Standby Practices, International Chamber of Commerce Publication No. 590 (or such later version thereof as may be in effect at the applicable time). “Issuing Lender” means (i) the Initial Issuing Lender and (ii) any other Revolving Credit Lender to the extent it has agreed in its sole discretion to act as an “Issuing Lender” hereunder and that has been approved in writing by the Borrowers and notice provided to the Administrative Agent as an “Issuing Lender” hereunder, in each case in its capacity as issuer of any Letter of Credit. “Joinder Agreement” means a joinder agreement substantially in the form of Exhibit G hereto or such other form as may be approved by the Administrative Agent and the Borrowers. “Junior Indebtedness” means, with respect to Holdings and its Subsidiaries, any (a) Subordinated Indebtedness, (b) Indebtedness secured by Liens that are junior to the Liens securing the Secured Obligations and (c) unsecured Indebtedness (including any Indebtedness incurred under any Seller Notes). “KPI Metrics Report” means an annual report, in form and substance reasonably satisfactory to the Administrative Agent, that sets forth the calculations of the Borrowers and their Subsidiaries with respect to website users, exit clicks and new depositing customers. “L/C Facility” means the letter of credit facility established pursuant to Article 3.

- 25 - “L/C Obligations” means at any time, an amount equal to the sum of (a) the aggregate undrawn and unexpired amount of the then outstanding Letters of Credit and (b) the aggregate amount of drawings under Letters of Credit which have not then been reimbursed pursuant to Section 3.5. “L/C Participants” means, with respect to any Letter of Credit, the collective reference to all the Revolving Credit Lenders other than the applicable Issuing Lender. “L/C Sublimit” means the lesser of (a) $5,000,000 and (b) the aggregate amount of the Revolving Credit Commitments. “LCA Test Date” has the meaning assigned thereto in Section 1.10(c). “Lender” means the Persons listed on Schedule 1.1 and on and after the Amendment No. 1 Effective Date, the Persons listed on Schedule 1 to Amendment No. 1, and any other Person that shall have become a party to this Agreement as a Lender pursuant to an Assignment and Assumption or pursuant to Section 5.13, other than any Person that ceases to be a party hereto as a Lender pursuant to an Assignment and Assumption. “Lending Office” means, with respect to any Lender, the office of such Lender maintaining such Lender’s Extensions of Credit, which office may, to the extent the applicable Lender notifies the Administrative Agent in writing, include an office of any Affiliate of such Lender or any domestic or foreign branch of such Lender or Affiliate. “Letter of Credit Application” means an application requesting the applicable Issuing Lender to issue a Letter of Credit in the form specified by the applicable Issuing Lender from time to time. “Letter of Credit Documents” means with respect to any Letter of Credit, such Letter of Credit, the Letter of Credit Application, a letter of credit agreement or reimbursement agreement and any other document, agreement and instrument required by the applicable Issuing Lender and relating to such Letter of Credit, in each case in the form specified by the applicable Issuing Lender from time to time. “Letters of Credit” means the collective reference to letters of credit issued pursuant to Section 3.1. “Lien” means, with respect to any asset, any mortgage, leasehold mortgage, lien, pledge, charge, security interest, assignment by way of security, hypothecation or encumbrance of any kind in respect of such asset. For the purposes of this Agreement, a Person shall be deemed to own subject to a Lien any asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, Capital Lease Obligation or other title retention agreement relating to such asset. “Liquidity” means, on any date of determination, the sum of (a) Availability plus (b) Qualified Cash. “Limited Condition Acquisition” means any Acquisition that (a) is not prohibited hereunder, and (b) is not conditioned on the availability of, or on obtaining, third-party financing. “Loan Documents” means, collectively, this Agreement, the Amendment and Restatement Agreement, each Note, the Letter of Credit Documents, the Security Documents, the Guaranty Agreements, the Control Agreements, the Subordination Agreement and each other document, instrument, certificate and agreement executed and delivered by the Credit Parties or any of their respective Subsidiaries in favor of or provided to the Administrative Agent or any Secured Party in connection with this Agreement or otherwise referred to herein or contemplated hereby (excluding any Secured Hedge Agreement and any Secured Cash Management Agreement). “Loans” means the collective reference to the Revolving Credit Loans, the Term Loans and “Loan” means any of such Loans.

- 26 - “Malta Bank Account Pledge” means a Maltese law bank account pledge, executed by Holdings in favor the Administrative Agent, for the ratable benefit of the Secured Parties, which shall be in form and substance acceptable to the Administrative Agent. “Malta Security Documents” means the Malta Share Pledge, the Malta Bank Account Pledge and any other Loan Document that purports to create a Lien which is governed by Maltese Law. “Malta Share Pledge” means a Maltese law share pledge, executed by Holdings and GDC Malta in favor the Administrative Agent, for the ratable benefit of the Secured Parties, which shall be in form and substance acceptable to the Administrative Agent. “Material Adverse Effect” means (a) a material adverse effect on the operations, business, assets, properties, liabilities (actual or contingent) or condition (financial or otherwise) of Holdings and its Subsidiaries taken as a whole, (b) a material impairment of the ability of any Credit Party to perform its obligations under the Loan Documents to which it is a party, (c) a material impairment of the rights and remedies (taken as a whole) of the Administrative Agent and the Lenders under any Loan Document or (d) an impairment of the legality, validity, binding effect or enforceability against any Credit Party of any Loan Document to which it is a party. “Material Contract” means (a) any single contract or agreement, written or oral, of any Credit Party or any of its Subsidiaries involving monetary liability of or to any such Person in an amount in excess of $3,500,000 per annum or (b) any other single contract or agreement, written or oral, of any Credit Party or any of its Subsidiaries, the breach, non-performance, cancellation or failure to renew of which would reasonably be expected to have a Material Adverse Effect. Notwithstanding the foregoing, “Material Contract” does not include any contract or agreement, written or oral, (i) relating to any intragroup provision of services from Holdings or any Subsidiary of Holdings that is a Credit Party to Holdings or any other Subsidiary of Holdings; (ii) relating to the employment of or the provision of services by any Credit Party’s directors, officers, employees or independent contractors; (iii) relating to the provision of services to any Credit Party by any legal, financial, accounting, regulatory, tax or other third party service advisors; and (iv) any contract or agreement, written or oral, that has a term of 12 months or less. “Minimum Collateral Amount” means, at any time, (a) with respect to Cash Collateral consisting of cash or Deposit Account balances provided to reduce or eliminate Fronting Exposure during the existence of a Defaulting Lender, an amount equal to 105% of the Fronting Exposure of each of the Issuing Lenders with respect to Letters of Credit issued by it and outstanding at such time, (b) with respect to Cash Collateral consisting of cash or Deposit Account balances provided in accordance with the provisions of Section 10.2(b), an amount equal to 105% of the aggregate outstanding amount of all L/C Obligations and (c) otherwise, an amount determined by the Administrative Agent and each of the applicable Issuing Lenders that is entitled to Cash Collateral hereunder at such time in their sole discretion (which may be an amount that is less than the amounts in clauses (a) and (b)). “Moody’s” means Moody’s Investors Service, Inc. “Mortgaged Property” means any real property that is subject to a Mortgage. “Mortgages” means the collective reference to each mortgage, deed of trust or other real property security document, encumbering any real property now or hereafter owned by any Credit Party, in each case, in form and substance reasonably satisfactory to the Administrative Agent and executed by such Credit Party in favor of the Administrative Agent, for the ratable benefit of the Secured Parties, as any such document may be amended, restated, supplemented or otherwise modified from time to time. “Multiemployer Plan” means a “multiemployer plan” as defined in Section 4001(a)(3) of ERISA to which any Credit Party or any ERISA Affiliate is making, or is accruing an obligation to make, or has accrued an obligation to make contributions within the preceding five (5) years, or to which any Credit Party or any ERISA Affiliate has any liability (contingent or otherwise). “NDC Media” means NDC Media Limited, a limited company organized under the laws of Malta.

- 27 - “Net Cash Proceeds” means, as applicable, (a) with respect to any Asset Disposition or Insurance and Condemnation Event, all cash and Cash Equivalents received by any Credit Party or any of its Subsidiaries therefrom (including any cash or Cash Equivalents received by way of deferred payment pursuant to, or by monetization of, a note receivable or otherwise, as and when received) less the sum of (i) all income taxes and other taxes assessed by, or reasonably estimated to be payable to, a Governmental Authority as a result of such transaction (provided, that, if such estimated taxes exceed the amount of actual taxes required to be paid in cash in respect of such Asset Disposition, the amount of such excess shall constitute Net Cash Proceeds), (ii) all reasonable and customary out-of-pocket fees and expenses incurred in connection with such transaction or event, (iii) the principal amount of, premium, if any, and interest on any Indebtedness (other than Indebtedness under the Loan Documents) secured by a Lien on the asset (or a portion thereof) disposed of, which Indebtedness is required to be repaid in connection with such transaction or event and (iv) all amounts that are set aside as a reserve (A) for adjustments in respect of the purchase price of such assets, (B) for any liabilities associated with such sale or casualty, to the extent such reserve is required by IFRS or as otherwise required pursuant to the documentation with respect to such Asset Disposition or Insurance and Condemnation Event, (C) for the payment of unassumed liabilities relating to the assets sold or otherwise disposed of at the time of, or within 30 days after, the date of such sale or other disposition and (D) for the payment of indemnification obligations; provided, that, to the extent and at the time any such amounts are released from such reserve and received by such Credit Party or any of its Subsidiaries, such amounts shall constitute Net Cash Proceeds, and (b) with respect to any Debt Issuance, the gross cash proceeds received by any Credit Party or any of its Subsidiaries therefrom less all reasonable and customary out-of-pocket legal, underwriting and other fees and expenses incurred in connection therewith. “New Irish Security Assignments” means: (a) the Irish law security assignment in respect of certain intellectual property licence agreements entered or to be entered into by GDC America in favor of the Administrative Agent, for the ratable benefit of the Secured Parties, which shall be in form and substance acceptable to the Lender; and (b) the Irish law security assignment in respect of certain intellectual property licence agreements entered or to be entered into by Rotowire in favor of the Administrative Agent, for the ratable benefit of the Secured Parties, which shall be in form and substance acceptable to the Administrative Agent. “New Irish Security Deed” means the Irish law security deed entered or to be entered into by GDC Media in favor of the Administrative Agent, for the ratable benefit of the Secured Parties, which shall be in form and substance acceptable to the Administrative Agent. “New Irish Security Documents” means the Irish Security Deed, the Irish Share Charge, each Irish Security Assignments, the GDC Media Security Assignment and each other Irish law governed mortgage, charge, assignment, pledge agreement or security agreement entered into, on or after the Effective Date, by any Credit Party (as required by this Agreement or any other Loan Document), each as may be amended, restated, amended and restated, supplemented or otherwise modified from time to time. “New Irish Share Charge” means the Irish law charge of shares entered or to be entered into by Holdings in favor of the Administrative Agent, for the ratable benefit of the Secured Parties, which shall be in form and substance acceptable to the Administrative Agent. “Non-Consenting Lender” means any Lender that does not approve any consent, waiver, amendment, modification or termination that (a) requires the approval of all Lenders or all affected Lenders in accordance with the terms of Section 12.2 and (b) has been approved by the Required Lenders or the Required Facility Lenders, as applicable. “Non-Defaulting Lender” means, at any time, each Lender that is not a Defaulting Lender at such time. “Non-Guarantor Subsidiary” means any Subsidiary of Holdings (other than the Borrowers) that is not a Subsidiary Guarantor.

- 28 - “Non-Wholly-Owned Subsidiary” means any Subsidiary of the Borrowers that is not Wholly-Owned. “Notes” means the collective reference to the Revolving Credit Notes and the Term Loan Notes. “Notice of Account Designation” has the meaning assigned thereto in Section 2.3(b). “Notice of Borrowing” has the meaning assigned thereto in Section 2.3(a). “Notice of Conversion/Continuation” has the meaning assigned thereto in Section 5.2. “Notice of Prepayment” has the meaning assigned thereto in Section 2.4(c). “Obligations” means, in each case, whether now in existence or hereafter arising: (a) the principal of and interest on (including interest accruing after the filing of any bankruptcy, insolvency or similar petition) the Loans, (b) the L/C Obligations and (c) all other fees and commissions (including attorneys’ fees), charges, indebtedness, loans, liabilities, financial accommodations, obligations, covenants and duties owing by the Credit Parties to the Lenders, the Issuing Lenders or the Administrative Agent, in each case under any Loan Document, with respect to any Loan or Letter of Credit of every kind, nature and description, direct or indirect, absolute or contingent, due or to become due, contractual or tortious, liquidated or unliquidated, and whether or not evidenced by any note and including interest and fees that accrue after the commencement by or against any Credit Party of any proceeding under any Debtor Relief Laws, naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed or allowable claims in such proceeding. “Oddsjam Acquisition” means the acquisition of all of the equity interests of Odds Holdings, Inc. from its existing equity holders as contemplated by the Oddsjam Acquisition Agreement. “Oddsjam Acquisition Agreement” means that certain Agreement and Plan of Merger, dated as of December 12, 2024, by and among Holdings, Odyssey Merger Corp. and Odds Holdings, Inc. “OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control. “OID” has the meaning assigned thereto in the definition of “All-In Yield.” “Organizational Documents” means, (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents including any constitution); (b) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement or limited liability company agreement (or equivalent or comparable documents); and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity. “Original Irish Security Assignments” means: (a) the Irish law security assignment dated as of the Closing Date as amended on or about the Restatement Effective Date in respect of certain intellectual property licence agreements executed by GDC America in favor of the Administrative Agent, for the ratable benefit of the Secured Parties, which shall be in form and substance acceptable to the Lender; and (b) the Irish law security assignment dated as of the Closing Date as amended on or about the Restatement Effective Date in respect of certain intellectual property licence agreements executed by Rotowire in favor of the Administrative Agent, for the ratable benefit of the Secured Parties, which shall be in form and substance acceptable to the Administrative Agent.

- 29 - “Original Irish Security Deed” means the Irish law security deed dated as of the Closing Date as amended on or about the Restatement Effective Date executed by GDC Media in favor of the Administrative Agent, for the ratable benefit of the Secured Parties, which shall be in form and substance acceptable to the Administrative Agent. “Original Irish Security Documents” means the Original Irish Security Deed, the Original Irish Share Charge and the Original Irish Security Assignments, each as may be amended, restated, amended and restated, supplemented or otherwise modified from time to time. “Original Irish Share Charge” means the Irish law charge of shares dated as of the Closing Date as amended on or about the Restatement Effective Date executed by Holdings in favor of the Administrative Agent, for the ratable benefit of the Secured Parties, which shall be in form and substance acceptable to the Administrative Agent. “Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document). “Other Taxes” means all present or future stamp, court, documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 5.14). “Overnight Rate” means, for any day, the greater of (a) the Federal Funds Rate and (b) an overnight rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation. “Participant” has the meaning assigned thereto in Section 12.9(d). “Participant Register” has the meaning assigned thereto in Section 12.9(d). “PATRIOT Act” means the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)). “Payment Recipient” has the meaning assigned thereto in Section 11.12(a). “PBGC” means the Pension Benefit Guaranty Corporation or any successor agency. “Pension Plan” means any Employee Benefit Plan, other than a Multiemployer Plan, which is subject to the provisions of Title IV of ERISA or Section 412 of the Code and which (a) is maintained, funded or administered for the employees of any Credit Party or any ERISA Affiliate, (b) has at any time within the preceding five (5) years been maintained, funded or administered for the employees of any Credit Party or any current or former ERISA Affiliates or (c) any Credit Party or any ERISA Affiliate has any liability (contingent or otherwise). “Permitted Acquisition” means any Acquisition that meets the following requirements, which in the case of a Limited Condition Acquisition shall be subject to Section 1.10: (a) no less than ten (10) Business Days prior to the proposed closing date of such Acquisition (or such shorter period as may be agreed to by the Administrative Agent in its reasonable discretion), the Borrowers shall have delivered written notice of such Acquisition to the Administrative Agent, which notice shall include the proposed closing date of such Acquisition; (b) the board of directors or other similar governing body of the Person to be acquired shall have approved such Acquisition, unless otherwise agreed by the Administrative Agent;

- 30 - (c) the Person or business to be acquired shall be in a line of business permitted pursuant to Section 9.11 or, in the case of an Acquisition of assets, the assets acquired are useful in the business of the Borrowers and their Subsidiaries as conducted immediately prior to such Acquisition or permitted pursuant to Section 9.11; provided, that, in the case of this clause (c), a first priority Lien shall be granted on such assets and to the extent a first priority Lien is not able to be granted on such assets, such assets shall be transferred within sixty (60) days to an entity and/or jurisdiction where a first priority Lien is possible; (d) such Acquisition shall not be hostile, unless otherwise agreed by the Administrative Agent; (e) if such Acquisition is a merger or consolidation, Holdings or a Subsidiary of Holdings shall be the surviving Person, and such surviving Person shall become, if required, a Guarantor in accordance with Section 8.14; and no Change in Control shall have been effected thereby; (f) no later than five (5) Business Days prior to the proposed closing date of such Acquisition (or such shorter period as may be agreed to by the Administrative Agent in its reasonable discretion), the Borrowers shall have delivered to the Administrative Agent a Compliance Certificate demonstrating, in form and substance reasonably satisfactory to the Administrative Agent, that the Borrowers are in compliance on a Pro Forma Basis (based on the most recently completed Reference Period) with each covenant contained in Section 9.15; (g) the Borrowers, to the extent requested by the Administrative Agent, (i) shall have delivered to the Administrative Agent promptly upon the finalization thereof executed copies of final Permitted Acquisition Documents and (ii) within ten (10) Business Days of the Acquisition closing, shall have delivered to, or made available for inspection by, the Administrative Agent substantially complete Permitted Acquisition Diligence Information if the Permitted Acquisition Consideration is an amount greater than $25,000,000; (h) no Default or Event of Default shall have occurred and be continuing both before and after giving effect to such Acquisition and any Indebtedness incurred in connection therewith; (i) if the Permitted Acquisition Consideration is an amount greater than $20,000,000, the Borrowers shall demonstrate, in form and substance reasonably satisfactory to the Administrative Agent, that the entity to be acquired had positive Consolidated EBITDA for the most recently completed Reference Period prior to the proposed closing date of such Acquisition unless otherwise agreed by the Administrative Agent; and (j) the Borrowers shall have (i) delivered to the Administrative Agent a certificate of a Responsible Officer certifying that all of the requirements set forth above have been satisfied or will be satisfied on or prior to the consummation of such purchase or other Acquisition and (ii) provided such other documents and other information as may be reasonably requested by the Administrative Agent in connection with such purchase or other Acquisition; provided, that, for any Acquisition which would, on a pro-forma basis, result in a Consolidated Total Net Leverage Ratio of more than 2.50 to 1:00, such Acquisition must be approved by the Required Lenders. “Permitted Acquisition Consideration” means the aggregate amount of the purchase price, including, but not limited to, any assumed debt, earn-outs (valued at fair market value, capped at the maximum value under the contract), or deferred payments including Seller Notes, or Equity Interests, to be paid on a singular basis in connection with any applicable Permitted Acquisition as set forth in the applicable Permitted Acquisition Documents executed by the Borrowers or any of their Subsidiaries in order to consummate the applicable Permitted Acquisition. “Permitted Acquisition Diligence Information” means with respect to any applicable Acquisition, to the extent applicable, reasonable financial information including historical data of acquired company, proforma consolidating information of combined operations, purchase agreement or letter of intent, and any other information

- 31 - reasonably requested to be delivered to the Administrative Agent in connection with such Acquisition (except to the extent that any such information is (a) subject to any confidentiality agreement, unless mutually agreeable arrangements can be made to preserve such information as confidential, (b) classified or (c) subject to any attorney- client privilege, it being understood and agreed that the Borrowers shall notify the Administrative Agent in the event that any information is excluded or not disclosed by reason of this parenthetical). “Permitted Acquisition Documents” means with respect to any applicable Acquisition proposed by the Borrowers or any Subsidiary Guarantor, final copies or substantially final drafts if not executed at the required time of delivery of the purchase agreement, sale agreement, merger agreement or other agreement evidencing such Acquisition, including all schedules, exhibits and annexes thereto and each other material document executed, delivered, contemplated by or prepared in connection therewith and any amendment, modification or supplement to any of the foregoing. “Permitted Intragroup Restructuring” means: (a) subject to the proviso below, the merger, consolidation, amalgamation or any similar combination (including by division) of any Subsidiary of Holdings with Holdings or any other Subsidiary of Holdings and shall include in connection therewith any liquidation, winding-up or dissolution of any such Subsidiary; (b) the merger, consolidation, amalgamation or any similar combination (including by division) of any Non-Guarantor Subsidiary with any other Non-Guarantor Subsidiary and shall include in connection therewith any liquidation, winding-up or dissolution of any such Non-Guarantor Subsidiary; (c) subject to the proviso below, any sale, transfer or other disposition of assets of Holdings to any Subsidiary of Holdings, or of assets of any Subsidiary of Holdings to Holdings or any Subsidiary of Holdings and shall include in connection therewith any liquidation, winding-up or dissolution of any such Subsidiary (so long as, with respect to any disposition of assets of a Non-Guarantor Subsidiary to any Credit Party, the consideration for such disposition shall not exceed the fair market value of such assets); (d) any sale, transfer or other disposition of assets of any Non-Guarantor Subsidiary to any other Non-Guarantor Subsidiary and shall include in connection therewith any liquidation, winding-up or dissolution of any such Non-Guarantor Subsidiary; (e) subject to the proviso below, any issuance of Equity Interests by any Subsidiary of Holdings to Holdings or any other Subsidiary of Holdings; (f) any issuance of Equity Interests by any Non-Guarantor Subsidiary to any other Non- Guarantor Subsidiary; and (g) any issuance of Equity Interests by Holdings provided, that, (i) no Default or Event of Default shall have occurred and be continuing at the time of, or would result from, any such transaction, and (ii) with respect to the transactions described in clauses (a), (c) and (e) above, the continuing or surviving entities of any such merger, consolidation, amalgamation or combination, or the recipient of any assets or relevant Equity Interests shall be the Credit Parties or shall become Subsidiary Guarantors to the extent required under, and within the time period set forth in, Section 8.14. “Permitted Liens” means the Liens permitted pursuant to Section 9.2. “Permitted Refinancing Indebtedness” means any Indebtedness (the “Refinancing Indebtedness”), the proceeds of which are used to refinance, refund, renew, extend or replace outstanding Indebtedness (such outstanding Indebtedness, the “Refinanced Indebtedness”); provided, that, (a) the principal amount (or accreted value, if applicable) of such Refinancing Indebtedness (including any unused commitments thereunder) is not greater than the principal amount (or accreted value, if applicable) of the Refinanced Indebtedness at the time of such refinancing, refunding, renewal, extension or replacement, except by an amount equal to any original issue

- 32 - discount thereon and the amount of unpaid accrued interest and premium thereon plus other reasonable amounts paid, and fees and expenses reasonably incurred, in connection with such refinancing, refunding, renewal, extension or replacement, and by an amount equal to any existing commitments thereunder that have not been utilized at the time of such refinancing, refunding, renewal, extension or replacement; (b) the final stated maturity and Weighted Average Life to Maturity of such Refinancing Indebtedness shall not be prior to or shorter than that applicable to the Refinanced Indebtedness and such Refinancing Indebtedness does not require any scheduled payment of principal, mandatory repayment, redemption or repurchase that is more favorable to the holders of the Refinancing Indebtedness than the corresponding terms (if any) of the Refinanced Indebtedness (including by virtue of such Refinancing Indebtedness participating on a greater basis in any mandatory repayment, redemption or repurchase as compared to the Refinanced Indebtedness, but excluding any scheduled payment of principal, mandatory repayment, redemption or repurchase occurring on or after the date that is 91 days after the latest scheduled maturity date of the Loans and Commitments); (c) such Refinancing Indebtedness shall not be secured by (i) Liens on assets other than assets securing the Refinanced Indebtedness at the time of such refinancing, refunding, renewal, extension or replacement or (ii) Liens having a higher priority than the Liens, if any, securing the Refinanced Indebtedness at the time of such refinancing, refunding, renewal, extension or replacement; (d) such Refinancing Indebtedness shall not be guaranteed by or otherwise recourse to any Person other than the Person(s) to whom the Refinanced Indebtedness is recourse or by whom it is guaranteed, in each case as of the time of such refinancing, refunding, renewal, extension or replacement; (e) to the extent such Refinanced Indebtedness is subordinated in right of payment to the Obligations (or the Liens securing such Indebtedness were originally contractually subordinated to the Liens securing the Collateral pursuant to the Security Documents), such refinancing, refunding, renewal, extension or replacement is subordinated in right of payment to the Obligations (or the Liens securing such Indebtedness shall be subordinated to the Liens securing the Collateral pursuant to the Security Documents) on terms at least as favorable to the Lenders as those contained in the documentation governing such Refinanced Indebtedness or otherwise reasonably acceptable to the Administrative Agent; (f) the covenants with respect to such Refinancing Indebtedness, when taken as a whole, are not materially more restrictive to Holdings and its Subsidiaries than those in the Refinanced Indebtedness (taken as a whole); (g) in the event that the Refinancing Indebtedness is unsecured Indebtedness (including unsecured Subordinated Indebtedness) such Refinancing Indebtedness does not include cross-defaults (but may include cross-payment defaults and cross-defaults at the final stated maturity thereof and cross-acceleration); and (h) no Default or Event of Default shall have occurred and be continuing at the time of, or would result from, such refinancing, refunding, renewal, extension or replacement. “Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority, body corporate or other entity. “Platform” means Debt Domain, Intralinks, SyndTrak or a substantially similar electronic transmission system. “Pledge Agreements” means, collectively, the Holdings Pledge Agreement and each other pledge agreement pursuant to which any Credit Party pledges to the Administrative Agent, for the ratable benefit of the Secured Parties, any Equity Interests owned by such Credit Party securing the Secured Obligations. “Prime Rate” means, at any time, the rate of interest per annum publicly announced from time to time by the Administrative Agent as its prime rate. Each change in the Prime Rate shall be effective as of the opening of business on the day such change in such prime rate occurs. The parties hereto acknowledge that the rate announced publicly by the Administrative Agent as its prime rate is an index or base rate and shall not necessarily be its lowest or best rate charged to its customers or other banks. “Pro Forma Basis” means: (a) for purposes of calculating Consolidated EBITDA for any period during which one or more Specified Transactions occurs, that (i) such Specified Transaction (and all other Specified Transactions that have been consummated during the applicable period) shall be deemed to have occurred as of the first day of the applicable period of measurement, (ii) there shall be included in determining Consolidated EBITDA for such period, without duplication, the Acquired EBITDA of any Person or business, or attributable to any property or asset, acquired by Holdings or any Subsidiary during such period (but not the Acquired EBITDA of any related Person or business or any Acquired EBITDA

- 33 - attributable to any assets or property, in each case to the extent not so acquired) in connection with a Permitted Acquisition to the extent not subsequently sold, transferred, abandoned or otherwise disposed of by Holdings or such Subsidiary during such period, based on the actual Acquired EBITDA of such acquired entity or business for such period (including the portion thereof occurring prior to such acquisition) and (iii) there shall be excluded in determining Consolidated EBITDA for such period, without duplication, the Disposed EBITDA of any Person or business, or attributable to any property or asset, disposed of by Holdings or any Subsidiary during such period in connection with a Specified Disposition or discontinuation of operations, based on the Disposed EBITDA of such disposed entity or business or discontinued operations for such period (including the portion thereof occurring prior to such disposition or discontinuation); provided, that, the foregoing amounts shall be without duplication of any adjustments that are already included in the calculation of Consolidated EBITDA; and (b) in the event that Holdings or any Subsidiary thereof incurs (including by assumption or guarantees) or repays (including by redemption, repayment, retirement, discharge, defeasance or extinguishment) any Indebtedness included in the calculations of any financial ratio or test (in each case, other than Indebtedness incurred or repaid under any revolving credit facility in the ordinary course of business for working capital purposes), (i) during the applicable measurement period or (ii) subsequent to the end of the applicable measurement period and prior to or simultaneously with the event for which the calculation of any such ratio is made, then such financial ratio or test shall be calculated giving pro forma effect to such incurrence or repayment of Indebtedness, to the extent required, as if the same had occurred on the first day of the applicable measurement period and any such Indebtedness that is incurred (including by assumption or guarantee) that has a floating or formula rate of interest shall have an implied rate of interest for the applicable period determined by utilizing the rate which is or would be in effect with respect to such Indebtedness as of the relevant date of determination. “Property” means any right or interest in or to property of any kind whatsoever, whether real, personal or mixed and whether tangible or intangible, including Equity Interests. “PTE” means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time. “Public Lenders” has the meaning assigned thereto in Section 8.2. “Qualified Cash” means, as of any date of determination, the amount of Unrestricted Cash and Cash Equivalents of the Credit Parties that is (a) in a Controlled Account or (b) up to $2,500,000 in accounts held outside of the United States not in a Controlled Account. “Qualified Equity Interests” means any Equity Interests that are not Disqualified Equity Interests. “Quarterly Installments” means an amount equal to the product of (a) the aggregate principal amount of Term Loans outstanding on June 30, 2025, and (b) 3.75%. “Receiver” means a receiver or receiver and manager of the whole or any part of the Collateral. “Recipient” means (a) the Administrative Agent, (b) any Lender or (c) any Issuing Lender, as applicable. “Reference Period” means, as of any date of determination, the period of four (4) consecutive fiscal quarters ended on or immediately prior to such date for which financial statements of Holdings and its Subsidiaries have been delivered to the Administrative Agent hereunder. “Refinancing” means the repayment in full of all Delayed Draw Term Loans outstanding under the Existing Credit Agreement on the 2025 Funding Date, including all accrued and unpaid interest outstanding immediately prior to, but not including, the 2025 Funding Date (which repayment may take the form of a conversion of Delayed Draw Term Loans into an equivalent principal amount of 2025 Term Loans on the 2025 Funding Date) and the payment of all fees, expenses and costs incurred in connection with the foregoing.

- 34 - “Register” has the meaning assigned thereto in Section 12.9(c). “Regulatory Authority” has the meaning assigned thereto in Section 12.10. “Reimbursement Obligation” means the obligation of the Borrowers to reimburse any Issuing Lender pursuant to Section 3.5 for amounts drawn under Letters of Credit issued by such Issuing Lender. “Reinstated Letter of Credit” has the meaning assigned thereto in Section 3.12(e). “Related Parties” means, with respect to any Person, such Person’s Affiliates and the partners, directors, officers, employees, agents, trustees, administrators, managers, advisors and representatives of such Person and of such Person’s Affiliates. “Relevant Governmental Body” means the FRB or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the FRB or the Federal Reserve Bank of New York, or any successor thereto. “Relevant Territory” means: (a) a member state of the European Union other than Ireland; or (b) a jurisdiction with which Ireland has entered into an Irish Treaty that has the force of law pursuant to Section 826(1) of the Irish Taxes Act; or (c) a jurisdiction with which Ireland has entered into an Irish Treaty where that Irish Treaty will (on completion of necessary procedures) have the force of law pursuant to Section 826(1) of the Irish Taxes Act “Removal Effective Date” has the meaning assigned thereto in Section 11.6(b). “Required Facility Lenders” means (a) for the Revolving Credit Facility, the Required Revolving Credit Lenders or (b) for any Term Loan Facility, the Required Term Loan Lenders for the applicable Term Loan Facility, as applicable. “Required Lenders” means, at any time, Lenders having Total Credit Exposure representing more than fifty percent (50%) of the Total Credit Exposure of all Lenders at such time; provided that if there are two or more Lenders (other than Defaulting Lenders), then Required Lenders shall include at least two Lenders (Lenders that are Affiliates or related parties of one another being considered as one Lender for purposes of this proviso). The Total Credit Exposure of any Defaulting Lender shall be disregarded in determining Required Lenders at any time. “Required Revolving Credit Lenders” means, at any time, Revolving Credit Lenders having unused Revolving Credit Commitments and Revolving Credit Exposure representing more than fifty percent (50%) of the aggregate unused Revolving Credit Commitments and Revolving Credit Exposure of all Revolving Credit Lenders at such time; provided that if there are two or more Revolving Credit Lenders (other than Defaulting Lenders), then Required Revolving Credit Lenders shall include at least two Revolving Credit Lenders (Revolving Credit Lenders that are Affiliates or related parties of one another being considered as one Revolving Credit Lender for purposes of this proviso). The unused Revolving Credit Commitment of, and Revolving Credit Exposure held or deemed held by, any Defaulting Lender shall be disregarded in determining Required Revolving Credit Lenders at any time. “Required Term Loan Lenders” means, at any time, with respect to any Term Loan Facility, Lenders having outstanding Term Loans under such Term Loan Facility, representing more than fifty percent (50%) of the sum of the aggregate outstanding Term Loans under such Term Loan Facility at such time; provided that if there are two or more Lenders (other than Defaulting Lenders) holding outstanding Term Loans, then Required Term Loan Lenders shall include at least two such Lenders (Lenders that are Affiliates or related parties of one another being considered as one Lender for purposes of this proviso). The outstanding Term Loans of any Defaulting Lender shall be disregarded in determining Required Term Loan Lenders at any time.

- 35 - “Resignation Effective Date” has the meaning assigned thereto in Section 11.6(a). “Resolution Authority” means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority. “Responsible Officer” means, for any Credit Party, the chief executive officer, president or chief financial officer of Holdings and, as to any Person, the chief executive officer, president, chief financial officer, controller, treasurer or assistant treasurer, director, company secretary of such Person or any other officer of such Person designated in writing by the Borrowers or such Person and reasonably acceptable to the Administrative Agent; provided, that, to the extent requested thereby, the Administrative Agent shall have received a certificate of such Person certifying as to the incumbency and genuineness of the signature of each such officer. Any document delivered hereunder or under any other Loan Document that is signed by a Responsible Officer of a Person shall be conclusively presumed to have been authorized by all necessary corporate, limited liability company, partnership and/or other action on the part of such Person and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Person. “Restatement Effective Date” means January 1, 2025. “Restricted Payment” means any dividend on, or the making of any payment or other distribution on account of, or the purchase, repurchase, redemption, retirement or other acquisition (directly or indirectly) of, or the setting apart assets for a sinking or other analogous fund for the purchase, repurchase, redemption, retirement or other acquisition of, any class of Equity Interests of any Credit Party or any Subsidiary thereof, the making of any distribution or contribution of cash or capital, property or assets to the holders of any Equity Interests of any Credit Party or any Subsidiary thereof or by such holders of any such Equity Interests to any Credit Party or any Subsidiary thereof on account of such Equity Interests. “Revolving Credit Commitment” means (a) as to any Revolving Credit Lender, the obligation of such Revolving Credit Lender to make Revolving Credit Loans to, and to purchase participations in L/C Obligations for the account of, the Borrowers hereunder in an aggregate principal amount at any time outstanding not to exceed the amount set forth opposite such Revolving Credit Lender’s name on the Register, as such amount may be modified at any time or from time to time pursuant to the terms hereof (including Section 5.13) and (b) as to all Revolving Credit Lenders, the aggregate commitment of all Revolving Credit Lenders to make Revolving Credit Loans and to purchase participations in L/C Obligations for the account of the Borrowers hereunder, as such amount may be modified at any time or from time to time pursuant to the terms hereof (including Section 5.13). The aggregate Revolving Credit Commitment of all the Revolving Credit Lenders on the Amendment No. 1 Effective Date is $90,000,000. The Revolving Credit Commitment of each Revolving Credit Lender on the Amendment No. 1 Effective Date is set forth opposite the name of such Lender on Schedule 1 to Amendment No. 1. “Revolving Credit Commitment Percentage” means, with respect to any Revolving Credit Lender at any time, the percentage of the total Revolving Credit Commitments of all the Revolving Credit Lenders represented by such Revolving Credit Lender’s Revolving Credit Commitment. If the Revolving Credit Commitments have terminated or expired, the Revolving Credit Commitment Percentages shall be determined based upon the Revolving Credit Commitments most recently in effect, giving effect to any assignments. The Revolving Credit Commitment Percentage of each Revolving Credit Lender on the Amendment No. 1 Effective Date is set forth opposite the name of such Lender on Schedule 1 to Amendment No. 1. “Revolving Credit Exposure” means, as to any Revolving Credit Lender at any time, the aggregate principal amount at such time of its outstanding Revolving Credit Loans and such Revolving Credit Lender’s participation in L/C Obligations at such time. “Revolving Credit Facility” means the revolving credit facility established pursuant to Article 2 (including any increase in such revolving credit facility pursuant to Section 5.13). “Revolving Credit Lenders” means, collectively, all of the Lenders with a Revolving Credit Commitment or if the Revolving Credit Commitment has been terminated, all Lenders having Revolving Credit Exposure.

- 36 - “Revolving Credit Loan” means any revolving loan made to the Borrowers pursuant to Section 2.1, and all such revolving loans collectively as the context requires. “Revolving Credit Maturity Date” means the earliest to occur of (a) February 28, 2028, (b) the date of termination of the entire Revolving Credit Commitment by the Borrowers pursuant to Section 2.5, and (c) the date of termination of the Revolving Credit Commitment pursuant to Section 10.2(a). “Revolving Credit Note” means a promissory note made by the Borrowers in favor of a Revolving Credit Lender evidencing the Revolving Credit Loans made by such Revolving Credit Lender, substantially in the form attached as Exhibit A-1, and any substitutes therefor, and any replacements, restatements, renewals or extension thereof, in whole or in part. “Revolving Credit Outstandings” means the sum of (a) with respect to Revolving Credit Loans on any date, the aggregate outstanding principal amount thereof after giving effect to any borrowings and prepayments or repayments of Revolving Credit Loans, as the case may be, occurring on such date; plus (b) with respect to any L/C Obligations on any date, the aggregate outstanding amount thereof on such date after giving effect to any Extensions of Credit occurring on such date and any other changes in the aggregate amount of the L/C Obligations as of such date, including as a result of any reimbursements of outstanding unpaid drawings under any Letters of Credit or any reductions in the maximum amount available for drawing under Letters of Credit taking effect on such date. “Revolving Extensions of Credit” means (a) any Revolving Credit Loan then outstanding or (b) any Letter of Credit then outstanding. “S&P” means Standard & Poor’s Rating Service, a division of S&P Global Inc. and any successor thereto. “Sanctioned Country” means at any time, a country, region or territory which is itself (or whose government is) the subject or target of any Sanctions (including, as of the Restatement Effective Date, Iran, Cuba, Syria, North Korea, the Crimea region, the non-government controlled areas of the Zaporizhzhia and Kherson Regions of Ukraine or any other covered region of Ukraine identified pursuant to Executive Order 14065, the so- called Donetsk People’s Republic and the so-called Luhansk People’s Republic). “Sanctioned Person” means, at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC (including OFAC’s Specially Designated Nationals and Blocked Persons List and OFAC’s Consolidated Non-SDN List), the U.S. Department of State, the United Nations Security Council, the European Union, any European member state, His Majesty’s Treasury, or other relevant sanctions authority, (b) any Person operating, organized or resident in a Sanctioned Country, (c) any Person owned or controlled by, or acting or purporting to act for or on behalf of, directly or indirectly, any such Person or Persons described in clauses (a) and (b), including a Person that is deemed by OFAC to be a Sanctions target based on the ownership of such legal entity by Sanctioned Person(s) or (d) any Person otherwise a target of Sanctions, including vessels and aircraft, that are designated under any Sanctions program. “Sanctions” means any and all economic or financial sanctions, sectoral sanctions, secondary sanctions, trade embargoes and restrictions and anti-terrorism laws, including but not limited to those imposed, administered or enforced from time to time by the U.S. government (including those administered by OFAC or the U.S. Department of State), the United Nations Security Council, the European Union, any European member state, His Majesty’s Treasury, or other relevant sanctions authority in any jurisdiction in which (a) the Borrowers or any of their Subsidiaries or Affiliates is located or conducts business, (b) in which any of the proceeds of the Extensions of Credit will be used, or (c) from which repayment of the Extensions of Credit will be derived. “SEC” means the U.S. Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions. “Secured Cash Management Agreement” means (a) any Cash Management Agreement in effect on the Restatement Effective Date between or among any Credit Party or any of its Subsidiaries and a counterparty that is (i) a Lender, (ii) the Administrative Agent or (iii) an Affiliate of a Lender or the Administrative Agent, in each case

- 37 - as determined as of the Restatement Effective Date or (b) any Cash Management Agreement entered into after the Restatement Effective Date between or among any Credit Party or any of its Subsidiaries and a counterparty that is (i) a Lender, (ii) the Administrative Agent or (iii) an Affiliate of a Lender or the Administrative Agent, in each case as determined at the time such Cash Management Agreement is entered into. “Secured Cash Management Obligations” means all existing or future payment and other obligations owing by any Credit Party or any of its Subsidiaries under any Secured Cash Management Agreement. “Secured Hedge Agreement” means (a) any Hedge Agreement in effect on the Restatement Effective Date between or among any Credit Party or any of its Subsidiaries and a counterparty that is (i) a Lender, (ii) the Administrative Agent or (iii) an Affiliate of a Lender or the Administrative Agent, in each case as determined as of the Restatement Effective Date or (b) any Hedge Agreement entered into after the Restatement Effective Date between or among any Credit Party or any of its Subsidiaries and a counterparty that is (i) a Lender, (ii) the Administrative Agent or (iii) an Affiliate of a Lender or the Administrative Agent, in each case as determined at the time such Hedge Agreement is entered into. “Secured Hedge Obligations” means all existing or future payment and other obligations owing by any Credit Party or any of its Subsidiaries under any Secured Hedge Agreement; provided, that, the “Secured Hedge Obligations” of a Credit Party shall exclude any Excluded Swap Obligations with respect to such Credit Party. “Secured Obligations” means, collectively, (a) the Obligations, (b) any Secured Hedge Obligations and (c) any Secured Cash Management Obligations. “Secured Parties” means, collectively, the Administrative Agent, the Lenders, the Issuing Lenders, the holders of any Secured Hedge Obligations, the holders of any Secured Cash Management Obligations, each co-agent or sub-agent appointed by the Administrative Agent from time to time, any Receiver, any other holder from time to time of any of any Secured Obligations and, in each case, their respective successors and permitted assigns. “Securities Account” means a securities account (as that term is defined in the UCC). “Securities Act” means the Securities Act of 1933 (15 U.S.C. § 77 et seq.). “Security Documents” means the collective reference to the Collateral Agreement, the Domain Collateral Agreement, the Irish Security Documents, the Malta Security Documents, the UK Security Documents, the Pledge Agreements, the IP Security Agreements, the Mortgages, and each other agreement or writing pursuant to which any Credit Party pledges or grants a security interest in any Property or assets securing the Secured Obligations. “Seller Notes” means unsecured obligations incurred by Holdings or any of its Subsidiaries to pay sellers contingent or deferred consideration in connection with a Permitted Acquisition. For the avoidance of doubt, Seller Notes shall be Junior Indebtedness and not Subordinated Indebtedness and shall not be subordinated in right and time of payment to the Obligations. “Simple SOFR Adjustment” a percentage equal to 0.10% per annum. “Simple SOFR Determination Day” has the meaning specified in the definition of “Adjusted Daily Simple SOFR”. “Simple SOFR Rate Day” has the meaning specified in the definition of “Adjusted Daily Simple SOFR”. “SOFR” means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator. “SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

- 38 - “SOFR Administrator’s Website” means the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org, or any successor source for the secured overnight financing rate identified as such by the SOFR Administrator from time to time. “SOFR Loan” means any Daily Simple SOFR Loan or Term SOFR Loan. “Solvent” and “Solvency” mean, with respect to any Person on any date of determination, that on such date (a) the fair value of the Property of such Person is greater than the total amount of liabilities, including contingent liabilities, of such Person, (b) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (c) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s ability to pay such debts and liabilities as they mature, (d) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person’s property would constitute an unreasonably small capital, and (e) such Person is able to pay its debts and liabilities, contingent obligations and other commitments as they mature in the ordinary course of business. For purposes of this definition, the amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability. “Specified Disposition” means any Asset Disposition having gross sales proceeds in excess of the Threshold Amount. “Specified Transactions” means (a) any Specified Disposition, (b) any Permitted Acquisition and (c) the Transactions. “Subordinated Indebtedness” means the collective reference to any Indebtedness (other than any Indebtedness incurred under any Seller Notes) incurred by Holdings or any of its Subsidiaries that is subordinated in right and time of payment to the Obligations on terms and conditions reasonably satisfactory to the Administrative Agent. “Subordination Agreement” means that certain Amended and Restated Intercompany Subordination Agreement, dated as of the Restatement Effective Date, executed by Holdings and its Subsidiaries, which shall be in form and substance reasonably acceptable to the Administrative Agent. “Subsidiary” means as to any Person, any corporation, partnership, limited liability company, body corporate or other entity of which more than fifty percent (50%) of the outstanding Equity Interests having ordinary voting power to elect a majority of the board of directors (or equivalent governing body) or other managers of such corporation, partnership, limited liability company or other entity is at the time owned by (directly or indirectly) or the management is otherwise controlled by (directly or indirectly) such Person (irrespective of whether, at the time, Equity Interests of any other class or classes of such corporation, partnership, limited liability company or other entity shall have or might have voting power by reason of the happening of any contingency). Unless otherwise qualified, references to “Subsidiary” or “Subsidiaries” herein shall refer to those of Holdings. “Subsidiary Guarantors” means, collectively, (a) the Subsidiaries of Holdings listed on Schedule 7.1 that are identified as a “Guarantor” on the Restatement Effective Date and (b) each other Subsidiary of Holdings that shall be required to execute and deliver a guaranty or guaranty supplement pursuant to Section 8.14. “Subsidiary Guaranty Agreement” means an unconditional guaranty agreement dated as of the Closing Date executed by the Subsidiary Guarantors in favor of the Administrative Agent, for the ratable benefit of the Secured Parties, which shall be in form and substance acceptable to the Administrative Agent. “Swap Obligation” means, with respect to any Credit Party, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of Section 1a(47) of the Commodity Exchange Act.

- 39 - “Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, fines, additions to tax or penalties applicable thereto. “Term Loan” means the 2025 Term Loan and, if applicable, the Incremental Term Loans. “Term Loan Commitment” means, in the aggregate, each Lender’s 2025 Term Loan Commitment and Incremental Term Loan Commitment. “Term Loan Facility” means each term loan facility established pursuant to Article 4 (including any new term loan facility established pursuant to Section 5.13). “Term Loan Lender” means any Lender with a Term Loan Commitment and/or outstanding Term Loans. “Term Loan Maturity Date” means the first to occur of (a) February 28, 2028, and (b) the date of acceleration of the Term Loans pursuant to Section 10.2(a). “Term Loan Note” means a promissory note made by the Borrowers in favor of a Term Loan Lender evidencing the portion of the Term Loans made by such Term Loan Lender, substantially in the form attached as Exhibit A-2, and any substitutes therefor, and any replacements, restatements, renewals or extension thereof, in whole or in part. “Term Loan Percentage” means, with respect to any Term Loan Lender at any time, the percentage of the total outstanding principal balance of the Term Loans represented by the outstanding principal balance of such Term Loan Lender’s Term Loans. The Term Loan Percentage of each Term Loan Lender as of the Amendment No. 1 Effective Date is set forth opposite the name of such Lender on Schedule 1 to Amendment No. 1. “Term SOFR” means, (a) for any calculation with respect to a Term SOFR Loan, the Term SOFR Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Periodic Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (Eastern time) on any Periodic Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Periodic Term SOFR Determination Day, and (b) for any calculation with respect to a Base Rate Loan on any day, the Term SOFR Reference Rate for a tenor of one month on the day (such day, the “Base Rate Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to such day, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (Eastern time) on any Base Rate Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Base Rate SOFR Determination Day. “Term SOFR Adjustment” means a percentage equal to 0.10% per annum.

- 40 - “Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Administrative Agent in its reasonable discretion). “Term SOFR Loan” means any Loan that bears interest at a rate based on Adjusted Term SOFR other than pursuant to clause (c) of the definition of “Base Rate.” “Term SOFR Reference Rate” means the forward-looking term rate based on SOFR. “Termination Event” means the occurrence of any of the following which, individually or in the aggregate, has resulted or would reasonably be expected to result in liability of the Credit Parties in an aggregate amount in excess of the Threshold Amount: (a) a “Reportable Event” described in Section 4043 of ERISA, or (b) the withdrawal of any Credit Party or any ERISA Affiliate from a Pension Plan during a plan year in which it was a “substantial employer” as defined in Section 4001(a)(2) of ERISA or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA, or (c) the termination of a Pension Plan, the filing of a notice of intent to terminate a Pension Plan or the treatment of a Pension Plan amendment as a termination, under Section 4041 of ERISA, if the plan assets are not sufficient to pay all plan liabilities, or (d) the institution of proceedings to terminate, or the appointment of a trustee with respect to, any Pension Plan by the PBGC, or (e) any other event or condition which would constitute grounds under Section 4042(a) of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan, or (f) the imposition of a Lien pursuant to Section 430(k) of the Code or Section 303 of ERISA, or (g) the determination that any Pension Plan or Multiemployer Plan is considered an at-risk plan or plan in endangered or critical status within the meaning of Sections 430, 431 or 432 of the Code or Sections 303, 304 or 305 of ERISA or (h) the partial or complete withdrawal of any Credit Party or any ERISA Affiliate from a Multiemployer Plan if withdrawal liability is asserted by such plan, or (i) any event or condition which results in the reorganization or insolvency of a Multiemployer Plan under Section 4245 of ERISA, or (j) any event or condition which results in the termination of a Multiemployer Plan under Section 4041A of ERISA or the institution by PBGC of proceedings to terminate a Multiemployer Plan under Section 4042 of ERISA, or (k) the imposition of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA, upon any Credit Party or any ERISA Affiliate. “Threshold Amount” means $11,500,000. “Title Company” has the meaning assigned thereto in Section 6.1(d)(ii). “Total Credit Exposure” means, as to any Lender at any time, the unused Commitments, Revolving Credit Exposure and outstanding Term Loans of such Lender at such time. “Trade Date” has the meaning assigned thereto in Section 12.9(b)(i). “Transactions” means, collectively, (a) the Extensions of Credit on the 2025 Funding Date, (b) the consummation of the Oddsjam Acquisition, (c) the Refinancing and (d) the payment of all fees, expenses and costs incurred in connection with the foregoing. “UCC” means the Uniform Commercial Code as in effect in the State of New York. “UCP” means the Uniform Customs and Practice for Documentary Credits, International Chamber of Commerce Publication No. 600 (or such later version thereof as may be in effect at the applicable time). “UK” and “United Kingdom” mean the United Kingdom of Great Britain and Northern Ireland. “UK Debenture” means an English law debenture executed by GDC Media in favor of the Administrative Agent, for the ratable benefit of the Secured Parties. “UK Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or

- 41 - any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms. “UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution. “UK Security Documents” means the UK Debenture and any other Loan Document that purports to create a Lien which is governed by English law. “Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment. “United States” means the United States of America. “Unrestricted Cash and Cash Equivalents” means, as of any date of determination, all cash and Cash Equivalents of Holdings and its Subsidiaries that is subject to a Control Agreement, in each case, that are unrestricted and not subject to any Liens (other than Liens permitted under Section 9.2(a) and (l)); provided, that, the proceeds of any Indebtedness incurred substantially concurrently with the determination of such amount shall be excluded. “U.S. Government Securities Business Day” means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities; provided, that for purposes of notice requirements in Sections 2.3(a), 2.4(c), 4.2(a), 4.4(a) and 5.2, in each case, such day is also a Business Day. “U.S. Person” means any Person that is a “United States person” as defined in Section 7701(a)(30) of the Code. “VAT” means: (a) value added tax as provided for in VATCA; (b) any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and (c) any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraphs (a) and (b) above, or imposed elsewhere. “VATCA” means the Value-Added Tax Consolidation Act 2010 of Ireland (as amended); “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing: (a) the sum of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by (b) the then outstanding principal amount of such Indebtedness, in each case of clauses (a) and (b), without giving effect to the application of any prior prepayment to such installment, sinking fund, serial maturity or other required payment of principal. “Wells Fargo” means Wells Fargo Bank, National Association, a national banking association. “Wholly-Owned” means, with respect to a Subsidiary, that all of the Equity Interests of such Subsidiary are, directly or indirectly, owned or controlled by Holdings and/or one or more of its Wholly-Owned Subsidiaries

- 42 - (except for directors’ qualifying shares or other shares required by Applicable Law to be owned by a Person other than Holdings and/or one or more of its Wholly-Owned Subsidiaries). “Withholding Agent” means any Credit Party, the Administrative Agent and any other applicable withholding agent. “Write-Down and Conversion Powers” means (a) with respect to any EEA Resolution Authority, the write- down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers. SECTION 1.2 Other Definitions and Provisions. With reference to this Agreement and each other Loan Document, unless otherwise specified herein or in such other Loan Document: (a) the definitions of terms herein shall apply equally to the singular and plural forms of the terms defined, (b) whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms, (c) the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”, (d) the word “will” shall be construed to have the same meaning and effect as the word “shall”, (e) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (f) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (g) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, (h) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights, (i) the term “documents” includes any and all instruments, documents, agreements, certificates, notices, reports, financial statements and other writings, however evidenced, whether in physical or electronic form and (j) in the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including;” the words “to” and “until” each mean “to but excluding;” and the word “through” means “to and including.” SECTION 1.3 Accounting Terms. (a) All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with IFRS, applied on a consistent basis, as in effect from time to time and in a manner consistent with that used in preparing the audited financial statements required by Section 6.1(f) and Section 8.1(a), except as otherwise specifically prescribed herein. (b) If at any time any change in IFRS would affect the computation of any financial ratio or requirement set forth in any Loan Document, and the Borrowers shall so request, the Administrative Agent and the Borrowers shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such change in IFRS (subject to the approval of the Required Lenders); provided, that, until so amended, (i) such ratio or requirement shall continue to be computed in accordance with IFRS prior to such change therein and (ii) the Borrowers shall provide to the Administrative Agent financial information and other documents required under this Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in IFRS. SECTION 1.4 UCC Terms. Terms defined in the UCC in effect on the Restatement Effective Date and not otherwise defined herein shall, unless the context otherwise indicates, have the meanings provided by those definitions. Subject to the foregoing, the term “UCC” refers, as of any date of determination, to the UCC then in effect.

- 43 - SECTION 1.5 Rounding. Any financial ratios required to be maintained pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio or percentage is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number). SECTION 1.6 References to Agreement and Laws. Unless otherwise expressly provided herein, (a) any definition or reference to formation documents, governing documents, agreements (including the Loan Documents) and other contractual documents or instruments shall be deemed to include all subsequent amendments, restatements, extensions, supplements and other modifications thereto, but only to the extent that such amendments, restatements, extensions, supplements and other modifications are not prohibited by any Loan Document; and (b) any definition or reference to any Applicable Law, including Anti-Corruption Laws, Anti-Money Laundering Laws, the Bankruptcy Code, the Code, the Commodity Exchange Act, ERISA, the Exchange Act, the PATRIOT Act, the Securities Act, the UCC, the Investment Company Act, the Trading with the Enemy Act of the United States or any of the foreign assets control regulations of the United States Treasury Department, shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such Applicable Law. SECTION 1.7 Times of Day. Unless otherwise specified, all references herein to times of day shall be references to Eastern time (daylight or standard, as applicable). SECTION 1.8 Guarantees/Earn-Outs. Unless otherwise specified, (a) the amount of any Guarantee shall be the lesser of the amount of the obligations guaranteed and still outstanding and the maximum amount for which the guaranteeing Person may be liable pursuant to the terms of the instrument embodying such Guarantee and (b) the amount of any earn-out or similar obligation shall be the amount of such obligation as reflected on the balance sheet of such Person in accordance with IFRS. SECTION 1.9 Covenant Compliance Generally. For purposes of determining compliance under Sections 9.1, 9.2, 9.3, 9.5 and 9.6, any amount in a currency other than Dollars will be converted to Dollars in a manner consistent with that used in calculating Consolidated Net Income in the most recent annual financial statements of Holdings and its Subsidiaries delivered pursuant to Section 8.1(a) or Section 6.1(f), as applicable. Notwithstanding the foregoing, for purposes of determining compliance with Sections 9.1, 9.2 and 9.3, with respect to any amount of Indebtedness or Investment in a currency other than Dollars, no breach of any basket contained in such sections shall be deemed to have occurred solely as a result of changes in rates of exchange occurring after the time such Indebtedness or Investment is incurred; provided, that, for the avoidance of doubt, the foregoing provisions of this Section 1.9 shall otherwise apply to such Sections, including with respect to determining whether any Indebtedness or Investment may be incurred at any time under such Sections. SECTION 1.10 Limited Condition Acquisitions. In the event that the Borrowers notify the Administrative Agent in writing that any proposed Acquisition is a Limited Condition Acquisition and that the Borrowers wish to test the conditions to such Acquisition and the Indebtedness that is to be used to finance such Acquisition in accordance with this Section 1.10, then the following provisions shall apply: (a) any condition to such Limited Condition Acquisition or such Indebtedness that requires that no Default or Event of Default shall have occurred and be continuing at the time of such Limited Condition Acquisition or the incurrence of such Indebtedness, shall be satisfied if (i) no Default or Event of Default shall have occurred and be continuing at the time of the execution of the definitive purchase agreement, merger agreement or other acquisition agreement governing such Limited Condition Acquisition (the “LCA Test Date”) and (ii) no Event of Default under any of Section 10.1(a), 10.1(b), 10.1(i) or 10.1(j) shall have occurred and be continuing both immediately before and immediately after giving effect to such Limited Condition Acquisition and any Indebtedness incurred in connection therewith (including any such additional Indebtedness); (b) any condition to such Limited Condition Acquisition or such Indebtedness that the representations and warranties in this Agreement and the other Loan Documents shall be true and correct at the time of consummation of such Limited Condition Acquisition or the incurrence of such Indebtedness shall be deemed satisfied if (i) all representations and warranties in this Agreement and the other Loan Documents are true and correct in all material respects (except for any representation and warranty that is qualified by materiality or reference to Material Adverse Effect, which such representation and warranty shall be true and correct in all respects) as of the LCA Test Date, or if

- 44 - such representation speaks as of an earlier date, as of such earlier date and (ii) as of the date of consummation of such Limited Condition Acquisition, (A) the representations and warranties under the relevant definitive agreement governing such Limited Condition Acquisition as are material to the lenders providing such Indebtedness shall be true and correct, but only to the extent that Holdings or its applicable Subsidiary has the right to terminate its obligations under such agreement or otherwise decline to close such Limited Condition Acquisition as a result of a breach of such representations and warranties or the failure of those representations and warranties to be true and correct and (B) certain of the representations and warranties in this Agreement and the other Loan Documents which are customary for similar “funds certain” financings and required by the lenders providing such Indebtedness shall be true and correct in all material respects (except for any representation and warranty that is qualified by materiality or reference to Material Adverse Effect, which such representation and warranty shall be true and correct in all respects); (c) any financial ratio test or condition to be tested in connection with such Limited Condition Acquisition and the availability of such Indebtedness will be tested as of the date of the execution of the definitive purchase agreement, merger agreement or other acquisition agreement governing such Limited Condition Acquisition (the “LCA Test Date”), in each case, after giving effect to the relevant Limited Condition Acquisition and related incurrence of Indebtedness, on a Pro Forma Basis where applicable, and, for the avoidance of doubt, (i) such ratios and baskets shall not be tested at the time of consummation of such Limited Condition Acquisition and (ii) if any of such ratios are exceeded or conditions are not met following the LCA Test Date, but prior to the closing of such Limited Condition Acquisition, as a result of fluctuations in such ratio or amount (including due to fluctuations in Consolidated EBITDA of Holdings or the Person subject to such Limited Condition Acquisition), at or prior to the consummation of the relevant transaction or action, such ratios will not be deemed to have been exceeded and such conditions will not be deemed unmet as a result of such fluctuations solely for purposes of determining whether the relevant transaction or action is permitted to be consummated or taken; (d) except as provided in the next sentence, in connection with any subsequent calculation of any ratio or basket on or following the relevant LCA Test Date and prior to the earlier of the date on which such Limited Condition Acquisition is consummated and the date that the definitive agreement for such Limited Condition Acquisition is terminated or expires without consummation of such Limited Condition Acquisition, any such ratio or basket shall be calculated on a Pro Forma Basis assuming such Limited Condition Acquisition and other transactions in connection therewith (including the incurrence or assumption of Indebtedness) have been consummated. Notwithstanding the foregoing, any calculation of a ratio in connection with determining the Applicable Margin and determining whether or not the Borrower is in compliance with the financial covenants set forth in Section 9.15 shall, in each case be calculated assuming such Limited Condition Acquisition and other transactions in connection therewith (including the incurrence or assumption of Indebtedness) have not been consummated. The foregoing provisions shall apply with similar effect during the pendency of multiple Limited Condition Acquisitions such that each of the possible scenarios is separately tested. SECTION 1.11 Rates. The Administrative Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to, (a) the continuation of, administration of, submission of, calculation of or any other matter related to the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR, Adjusted Daily Simple SOFR or any other Benchmark, or any component definition thereof or rates referred to in the definition thereof, or with respect to any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement), as it may or may not be adjusted pursuant to Section 5.8(c), will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, the Term SOFR Reference Rate, Term SOFR, Adjusted Term SOFR, Adjusted Daily Simple SOFR, such Benchmark or any other Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes. The Administrative Agent and its Affiliates or other related entities may engage in transactions that affect the calculation of a Benchmark, any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto and such transactions may be adverse to the Borrowers. The Administrative Agent may select information sources or services in its reasonable discretion to ascertain any Benchmark, any component definition thereof or rates referred to in the definition thereof, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrowers, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at

- 45 - law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service. SECTION 1.12 Divisions. For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized on the first date of its existence by the holders of its Equity Interests at such time. SECTION 1.13 Jersey Terms. In each Loan Document (where the applicable reference relates to any person incorporated, established, constituted or formed under the laws of Jersey) any reference to: (a) insolvency includes, without limitation, bankruptcy (as that term is interpreted pursuant to Article 8 of the Interpretation (Jersey) Law 1954); (b) a compromise or arrangement with any creditor includes, without limitation, any compromise or arrangement with creditors (or any class of creditors) of the type referred to in Article 125 of the Companies (Jersey) Law 1991;(c) a winding-up includes, without limitation, any winding up procedure or process referred to in Part 21 of the Companies (Jersey) Law 1991 and any other provisional winding up, winding up, dissolution, termination, provisional liquidation or liquidation ordered by the Royal Court of Jersey or otherwise effected pursuant to the laws of Jersey; (d) the appointment of a similar officer to a liquidator, receiver, administrative receiver, administrator or compulsory manager includes, without limitation, the Viscount of the Royal Court of Jersey, any autorisé, any provisional liquidator or liquidator appointed pursuant to Part 21 of the Companies (Jersey) Law 1991 and any other provisional liquidator, liquidator or receiver appointed by the Royal Court of Jersey or otherwise appointed pursuant to the laws of Jersey; (e) any step being taken in relation to a winding-up includes, without limitation, the service of a statutory demand pursuant to Part 21 of the Companies (Jersey) Law 1991; (f) any step being taken in relation to the appointment of a similar officer to a liquidator, receiver, administrative receiver, administrator or compulsory manager includes, without limitation, the service of a statutory demand pursuant to Part 21 of the Companies (Jersey) Law 1991; and (g) Lien includes, without limitation, any hypothèque (whether conventional, judicial or arising by operation of law), any lien in respect of any tangible movable property, any security interest created pursuant to the Security Interests (Jersey) Law 1983 and any security interest created pursuant to the Security Interests (Jersey) Law 2012. In each Loan Document when used with respect to any Credit Party organized in Jersey, the term “organized” shall be deemed to refer to “incorporated” and the term “organization” shall be deemed to refer to “incorporation.” SECTION 1.14 Jersey Customary Law Waivers. Without prejudice to any other waiver contained in this Agreement or any other Loan Document, each Credit Party incorporated, established, constituted or formed under the laws of Jersey waives any right: (a) whether by virtue of the droit de division or otherwise, to require that any liability under this Agreement or any other Loan Document be divided or apportioned with any other Credit Party or any other Person or reduced in any way or manner; and (b) whether by virtue of the droit de discussion or otherwise to require that recourse be had to the assets of any other Credit Party or any other Person before any claim is enforced against it in respect of the obligations or liabilities assumed by it under this Agreement or any other Loan Document. SECTION 1.15 Irish Terms. (a) “Dissolution” of an Irish Credit Party includes such entity being struck off the Register of Companies in Ireland. (b) “Enforcing” (or any derivation) the Collateral includes the appointment of an administrator, examiner, Receiver or process adviser (or any analogous officer in any jurisdiction) to or in respect of an Irish Credit Party, any assets of an Irish Credit Party, the shares in an Irish Credit Party or any assets secured under any Irish Security Document by the Administrative Agent, for the ratable benefit of the Secured Parties. (c) An “examiner” means an examiner (including any interim examiner) appointed under Part 10 of the Irish Companies Act and examinership shall be construed accordingly.

- 46 - (d) A “process adviser” means a person appointed or acting as a process adviser within the meaning of section 558A(1) of the Irish Companies Act. (e) A “rescue process” means the rescue process for small and micro companies contemplated by Part 10A of the Irish Companies Act. (f) A Person being “unable to pay its debts” includes that person being unable to pay its debts within the meaning of section 509(3)(a) and (c) and section 570 of the Irish Companies Act. (g) A reference to any Irish Credit Party being “organized” under the laws of any jurisdiction shall be construed as including that Irish Credit Party being incorporated under the laws of Ireland. (h) Any references to Ireland exclude Northern Ireland. ARTICLE 2 REVOLVING CREDIT FACILITY SECTION 2.1 Revolving Credit Loans. Subject to the terms and conditions of this Agreement and the other Loan Documents, and in reliance upon the representations and warranties set forth in this Agreement and the other Loan Documents, each Revolving Credit Lender severally agrees to make Revolving Credit Loans in Dollars to the Borrowers from time to time from the Restatement Effective Date to, but not including, the Revolving Credit Maturity Date as requested by the Borrowers in accordance with the terms of Section 2.3; provided, that, (a) on the Restatement Effective Date, the aggregate Revolving Credit Outstandings, shall not exceed $25,000,000, (b) after the Restatement Effective Date, the Revolving Credit Outstandings shall not exceed the aggregate Revolving Credit Commitment and (c) the Revolving Credit Exposure of any Revolving Credit Lender shall not at any time exceed such Revolving Credit Lender’s Revolving Credit Commitment. Each Revolving Credit Loan made by a Revolving Credit Lender shall be in a principal amount equal to such Revolving Credit Lender’s Revolving Credit Commitment Percentage of the aggregate principal amount of Revolving Credit Loans requested on such occasion. Subject to the terms and conditions hereof, the Borrowers may borrow, repay and reborrow Revolving Credit Loans hereunder until the Revolving Credit Maturity Date. SECTION 2.2 [Reserved]. SECTION 2.3 Procedure for Advances of Revolving Credit Loans. (a) Requests for Borrowing. The Borrowers shall give the Administrative Agent irrevocable prior written notice substantially in the form of Exhibit B (a “Notice of Borrowing”) not later than 11:00 a.m. (i) on the same Business Day as each Base Rate Loan, (ii) at least five (5) U.S. Government Securities Business Days before each Daily Simple SOFR Loan and (iii) at least three (3) U.S. Government Securities Business Days before each Term SOFR Loan (or, in each case, such shorter time as the Administrative Agent may reasonably agree), specifying (A) the date of such borrowing, which shall be a Business Day, (B) the amount of such borrowing, which shall be, (x) with respect to Base Rate Loans in an aggregate principal amount of $1,000,000 or a whole multiple of $500,000 in excess thereof and (y) with respect to SOFR Loans in an aggregate principal amount of $2,000,000 or a whole multiple of $1,000,000 in excess thereof, (C) in the case of a Revolving Credit Loan whether such Revolving Credit Loan is to be a SOFR Loan or a Base Rate Loan, and (D) in the case of a Term SOFR Loan, the duration of the Interest Period applicable thereto. If the Borrowers fail to specify a type of Loan in a Notice of Borrowing, then the applicable Loans shall be made as Base Rate Loans. If the Borrowers request a borrowing of a Term SOFR Loan in any such Notice of Borrowing, but fails to specify an Interest Period, it will be deemed to have specified an Interest Period of one month. A Notice of Borrowing received after 11:00 a.m. shall be deemed received on the next Business Day or U.S. Government Securities Business Day, as applicable. The Administrative Agent shall promptly notify the Revolving Credit Lenders of each Notice of Borrowing. (b) Disbursement of Revolving Credit. Not later than 1:00 p.m. on the proposed borrowing date, each Revolving Credit Lender will make available to the Administrative Agent, for the account of the Borrowers, at the Administrative Agent’s Office in funds immediately available to the Administrative Agent, such Revolving Credit

- 47 - Lender’s Revolving Credit Commitment Percentage of the Revolving Credit Loans to be made on such borrowing date. The Borrowers hereby irrevocably authorize the Administrative Agent to disburse the proceeds of each borrowing requested pursuant to this Section in immediately available funds by crediting or wiring such proceeds to the Deposit Account of the Borrowers identified in the most recent Notice of Borrowing delivered by the Borrowers to the Administrative Agent or as may be otherwise agreed upon by the Borrowers and the Administrative Agent from time to time. Subject to Section 5.7 hereof, the Administrative Agent shall not be obligated to disburse the portion of the proceeds of any Revolving Credit Loan requested pursuant to this Section to the extent that any Revolving Credit Lender has not made available to the Administrative Agent its Revolving Credit Commitment Percentage of such Loan. SECTION 2.4 Repayment and Prepayment of Revolving Credit. (a) Repayment on Termination Date. The Borrowers hereby agree to repay the outstanding principal amount of all Revolving Credit Loans in full on the Revolving Credit Maturity Date together with all accrued but unpaid interest thereon. (b) Mandatory Prepayments. If at any time the Revolving Credit Outstandings exceed the Revolving Credit Commitment, the Borrowers agree to repay, immediately upon notice from the Administrative Agent, by payment to the Administrative Agent for the account of the Revolving Credit Lenders, Extensions of Credit in an amount equal to such excess with each such repayment applied first to the principal amount of outstanding Revolving Credit Loans and second, with respect to any Letters of Credit then outstanding, as a payment of Cash Collateral into a Cash Collateral account opened by the Administrative Agent, for the benefit of the Revolving Credit Lenders, in an amount equal to such excess (such Cash Collateral to be applied in accordance with Section 10.2(b)). (c) Optional Prepayments. The Borrowers may at any time and from time to time prepay Revolving Credit Loans, in whole or in part, without premium or penalty, with irrevocable prior written notice to the Administrative Agent substantially in the form attached as Exhibit D (a “Notice of Prepayment”) given not later than 11:00 a.m. (i) on the same Business Day as prepayment of each Base Rate Loan, (ii) at least three (3) U.S. Government Securities Business Days before prepayment of each Daily Simple SOFR Loan and (iii) at least three (3) U.S. Government Securities Business Days before prepayment of each Term SOFR Loan, specifying the date and amount of prepayment and whether the prepayment is of Daily Simple SOFR Loans, Term SOFR Loans, Base Rate Loans or a combination thereof, and, if of a combination thereof, the amount allocable to each. Upon receipt of such notice, the Administrative Agent shall promptly notify each Revolving Credit Lender. If any such notice is given, the amount specified in such notice shall be due and payable on the date set forth in such notice. Partial prepayments shall be in an aggregate amount of $1,000,000 or a whole multiple of $500,000 in excess thereof with respect to Base Rate Loans, $2,000,000 or a whole multiple of $1,000,000 in excess thereof with respect to SOFR Loans. A Notice of Prepayment received after 11:00 a.m. shall be deemed received on the next Business Day or U.S. Government Securities Business Day, as applicable. Each such repayment shall be accompanied by any amount required to be paid pursuant to Section 5.9 hereof. (d) Prepayment of Excess Proceeds. In the event proceeds remain after the prepayments of the Term Loans pursuant to Section 4.4(b), the amount of such excess proceeds shall be used on the date of the required prepayment under Section 4.4(b) to prepay the outstanding principal amount of the Revolving Credit Loans, without a corresponding reduction of the Revolving Credit Commitment, with remaining proceeds, if any, refunded to the Borrowers. (e) Limitation on Prepayment of SOFR Loans. The Borrowers may not prepay any Term SOFR Loan on any day other than on the last day of the Interest Period applicable thereto, or any Daily Simple SOFR Loan on any day other than an Interest Payment Date therefor, unless such prepayment is accompanied by any amount required to be paid pursuant to Section 5.9 hereof. (f) Hedge Agreements. No repayment or prepayment of the Loans pursuant to this Section shall affect any of the Borrowers’ obligations under any Hedge Agreement entered into with respect to the Loans.

- 48 - SECTION 2.5 Permanent Reduction of the Revolving Credit Commitment. (a) Voluntary Reduction. The Borrowers shall have the right at any time and from time to time, upon at least five (5) Business Days prior irrevocable written notice to the Administrative Agent, to permanently reduce, without premium or penalty, (i) the entire Revolving Credit Commitment at any time or (ii) portions of the Revolving Credit Commitment, from time to time, in an aggregate principal amount not less than $1,000,000 or any whole multiple of $1,000,000 in excess thereof. Any reduction of the Revolving Credit Commitment shall be applied to the Revolving Credit Commitment of each Revolving Credit Lender on a pro rata basis according to its Revolving Credit Commitment Percentage. All Commitment Fees accrued until the effective date of any termination of the Revolving Credit Commitment shall be paid on the effective date of such termination. (b) Corresponding Payment. Each permanent reduction permitted pursuant to this Section shall be accompanied by a payment of principal sufficient to reduce the aggregate outstanding Revolving Credit Loans and L/C Obligations, as applicable, after such reduction to the Revolving Credit Commitment as so reduced, and if the aggregate amount of all outstanding Letters of Credit exceeds the Revolving Credit Commitment as so reduced, the Borrowers shall be required to deposit Cash Collateral in a Cash Collateral account opened by the Administrative Agent in an amount equal to such excess. Such Cash Collateral shall be applied in accordance with Section 10.2(b). Any reduction of the Revolving Credit Commitment to zero shall be accompanied by payment of all outstanding Revolving Credit Loans (and furnishing of Cash Collateral satisfactory to the Administrative Agent for all L/C Obligations or other arrangements satisfactory to the respective Issuing Lenders) and shall result in the termination of the Revolving Credit Commitment and the Revolving Credit Facility. If the reduction of the Revolving Credit Commitment requires the repayment of any SOFR Loan, such repayment shall be accompanied by any amount required to be paid pursuant to Section 5.9 hereof. SECTION 2.6 Termination of Revolving Credit Facility. The Revolving Credit Facility and the Revolving Credit Commitments shall terminate on the Revolving Credit Maturity Date. ARTICLE 3 LETTER OF CREDIT FACILITY SECTION 3.1 L/C Facility. (a) Availability. The Borrowers may, upon written notice to an Issuing Lender, request such Issuing Lender to issue, and, such Issuing Lender may, if in its sole discretion it elects to do so, on the terms and conditions set forth herein and in reliance on the agreements of the Lenders set forth in Section 3.4(a), issue standby or commercial Letters of Credit (in such capacity, an “Issuing Lender”). No Issuing Lender shall issue any Letter of Credit if, after giving effect to such issuance, (i) the L/C Obligations would exceed the L/C Sublimit or (ii) the Revolving Credit Outstandings would exceed the Revolving Credit Commitment. Letters of Credit issued hereunder shall constitute utilization of the Revolving Credit Commitments. (b) Terms of Letters of Credit. Each Letter of Credit shall (i) be denominated in Dollars in a minimum amount of $100,000, in the case of a commercial Letter of Credit, or $100,000 in the case of a standby Letter of Credit (or such lesser amount as agreed to by the applicable Issuing Lender and the Administrative Agent), (ii) expire on a date no more than twelve (12) months after the date of issuance or last renewal or extension of such Letter of Credit (subject to automatic renewal or extension for additional one (1) year periods (but not to a date later than the date set forth below) pursuant to the terms of the Letter of Credit Documents or other documentation acceptable to the applicable Issuing Lender), which date shall be no later than the fifth (5th) Business Day prior to the Revolving Credit Maturity Date; provided, that, any Letter of Credit may expire after such date (each such Letter of Credit, an “Extended Letter of Credit”) with the consent of the applicable Issuing Lender and subject to the requirements of Section 3.12, and (iii) unless otherwise expressly agreed by the applicable Issuing Lender and the Borrowers when a Letter of Credit is issued by it, be subject to the UCP, in the case of a commercial Letter of Credit, or ISP, in the case of a standby Letter of Credit, in each case, as set forth in the Letter of Credit Documents or as determined by the applicable Issuing Lender and, to the extent not inconsistent therewith, the laws of the State of New York. No Issuing Lender shall at any time be obligated to issue any Letter of Credit hereunder if (A) any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain such Issuing Lender from issuing such Letter of Credit, or request that such Issuing Lender refrain from, or any

- 49 - Applicable Law applicable to such Issuing Lender or any request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over such Issuing Lender shall prohibit, the issuance of letters of credit generally or such Letter of Credit in particular or shall impose upon such Issuing Lender with respect to letters of credit generally or such Letter of Credit in particular any restriction or reserve or capital requirement (for which such Issuing Lender is not otherwise compensated) not in effect on the Restatement Effective Date, or any unreimbursed loss, cost or expense that was not applicable, in effect or known to such Issuing Lender as of the Restatement Effective Date and that such Issuing Lender in good faith deems material to it, (B) the conditions set forth in Section 6.3 are not satisfied, (C) the issuance of such Letter of Credit would violate one or more policies of such Issuing Lender applicable to letters of credit generally, (D) the proceeds of which would be made available to any Person (x) to fund any activity or business of or with any Sanctioned Person, or in any Sanctioned Country or (y) in any manner that would result in a violation of any Sanctions by any party to this Agreement or (E) any Revolving Credit Lender is at that time a Defaulting Lender, unless, such Issuing Lender has entered into arrangements, including the delivery of Cash Collateral, satisfactory to such Issuing Lender (in its sole discretion) with the Borrowers or such Lender to eliminate such Issuing Lender’s actual or potential Fronting Exposure (after giving effect to Section 5.15(a)(iv)) with respect to such Defaulting Lender arising from either the Letter of Credit then proposed to be issued or that Letter of Credit and all other L/C Obligations as to which such Issuing Lender has actual or potential Fronting Exposure, as it may elect in its sole discretion. An Issuing Lender shall be under no obligation to amend any Letter of Credit if (x) such Issuing Lender would have no obligation at such time to issue the Letter of Credit in its amended form under the terms hereof or (y) the beneficiary of the Letter of Credit does not accept the proposed amendment to the Letter of Credit. References herein to “issue” and derivations thereof with respect to Letters of Credit shall also include extensions or modifications of any outstanding Letters of Credit, unless the context otherwise requires. (c) Defaulting Lenders. Notwithstanding anything to the contrary contained in this Agreement, Article 3 shall be subject to the terms and conditions of Section 5.15 and Section 5.16. SECTION 3.2 Procedure for Issuance and Disbursement of Letters of Credit. (a) The Borrowers may from time to time request that any Issuing Lender issue, amend, renew or extend a Letter of Credit by delivering to such Issuing Lender at its applicable office (with a copy to the Administrative Agent at the Administrative Agent’s Office) a Letter of Credit Application therefor, completed to the satisfaction of such Issuing Lender, and such other certificates, documents and other Letter of Credit Documents and information as such Issuing Lender or the Administrative Agent may request, not later than 11:00 a.m. at least two (2) Business Days (or such later date and time as the Administrative Agent and such Issuing Lender may agree in their sole discretion) prior to the proposed date of issuance, amendment, renewal or extension, as the case may be. Such notice shall specify (i) the requested date of issuance, amendment, renewal or extension (which shall be a Business Day), (ii) the date on which such Letter of Credit is to expire (which shall comply with Section 3.1(b)), (iii) the amount of such Letter of Credit, (iv) the name and address of the beneficiary thereof, (v) the purpose and nature of such Letter of Credit and (vi) such other information as shall be necessary to issue, amend, renew or extend such Letter of Credit. Upon receipt of any Letter of Credit Application, the applicable Issuing Lender shall, if in its sole discretion it elects to do so, process such Letter of Credit Application and the certificates, documents and other Letter of Credit Documents and information delivered to it in connection therewith in accordance with its customary procedures and shall, subject to Section 3.1 and Article 6, promptly issue, amend, renew or extend the Letter of Credit requested thereby (subject to the timing requirements set forth in this Section 3.2) by issuing the original of such Letter of Credit to the beneficiary thereof or as otherwise may be agreed by such Issuing Lender and the Borrowers. Additionally, the Borrowers shall furnish to the applicable Issuing Lender and the Administrative Agent such other documents and information pertaining to such requested Letter of Credit issuance or amendment, renewal or extension, including any Letter of Credit Documents, as the applicable Issuing Lender or the Administrative Agent may require. The applicable Issuing Lender shall promptly furnish to the Borrowers and the Administrative Agent a copy of such Letter of Credit and the related Letter of Credit Documents and the Administrative Agent shall promptly notify each Revolving Credit Lender of the issuance and upon request by any Revolving Credit Lender, furnish to such Revolving Credit Lender a copy of such Letter of Credit and the amount of such Revolving Credit Lender’s participation therein. (b) The Issuing Lender for any Letter of Credit shall, within the time allowed by Applicable Laws or the specific terms of the Letter of Credit following its receipt thereof, examine all documents purporting to represent

- 50 - a demand for payment under such Letter of Credit. Such Issuing Lender shall promptly after such examination notify the Administrative Agent and the Borrowers in writing of such demand for payment if such Issuing Lender has or will honor such demand for payment thereunder; provided, that, any failure to give or delay in giving such notice shall not relieve the Borrowers of their obligation to reimburse such Issuing Lender and the L/C Participants with respect to such payment. (c) The Issuing Lenders shall not be obliged under the terms of this Agreement to issue any Letter of Credit to any beneficiary resident (or, where the beneficiary is a legal person, having its place of establishment to which such Letter of Credit relates) in Ireland, save where that Lender is either resident in Ireland or, where such beneficiary is a legal person, has its place of establishment to which the Letter of Credit relates in Ireland unless such Issuing Lender is either (i) authorized under the laws of Ireland to issue such Letter of Credit to such beneficiary or (ii) exempted from the requirement to have any such authorization under the laws of Ireland. SECTION 3.3 Commissions and Other Charges. (a) Letter of Credit Commissions. Subject to Section 5.15(a)(iii), the Borrowers shall pay to the Administrative Agent, for the account of the applicable Issuing Lender and the L/C Participants, a letter of credit commission with respect to each Letter of Credit in the amount equal to the daily amount available to be drawn under such Letters of Credit times the highest then applicable Applicable Margin with respect to Revolving Credit Loans that are SOFR Loans (determined on a per annum basis). Such commission shall be payable quarterly in arrears on the last Business Day of each calendar quarter (commencing with the first such date to occur after the issuance of such Letter of Credit), on the Revolving Credit Maturity Date and thereafter on demand of the Administrative Agent. The Administrative Agent shall, promptly following its receipt thereof, distribute to the applicable Issuing Lender and the L/C Participants all commissions received pursuant to this Section 3.3 in accordance with their respective Revolving Credit Commitment Percentages. (b) Issuance Fee. In addition to the foregoing commission, the Borrowers shall pay directly to the applicable Issuing Lender, for its own account, an issuance fee with respect to each Letter of Credit issued by such Issuing Lender in such amount as agreed upon between such Issuing Lender and the Borrowers. Such issuance fee shall be payable quarterly in arrears on the last Business Day of each calendar quarter commencing with the first such date to occur after the issuance of such Letter of Credit, on the Revolving Credit Maturity Date and thereafter on demand of the applicable Issuing Lender. (c) Other Fees, Costs, Charges and Expenses. In addition to the foregoing fees and commissions, the Borrowers shall pay or reimburse each Issuing Lender for such normal and customary fees, costs, charges and expenses as are incurred or charged by such Issuing Lender in issuing, effecting payment under, amending or otherwise administering any Letter of Credit issued by it. Such customary fees, costs, charges and expenses are due and payable on demand and are nonrefundable. SECTION 3.4 L/C Participations. (e) Each Issuing Lender irrevocably agrees to grant and hereby grants to each L/C Participant, and, to induce each Issuing Lender to issue Letters of Credit hereunder, each L/C Participant irrevocably agrees to accept and purchase and hereby accepts and purchases from each Issuing Lender, on the terms and conditions hereinafter stated, for such L/C Participant’s own account and risk an undivided interest equal to such L/C Participant’s Revolving Credit Commitment Percentage in each Issuing Lender’s obligations and rights under and in respect of each Letter of Credit issued by it hereunder and the amount of each draft paid by such Issuing Lender thereunder. Each L/C Participant unconditionally and irrevocably agrees with each Issuing Lender that, if a draft is paid under any Letter of Credit issued by such Issuing Lender for which such Issuing Lender is not reimbursed in full by the Borrowers through a Revolving Credit Loan or otherwise in accordance with the terms of this Agreement, such L/C Participant shall pay to such Issuing Lender upon demand at such Issuing Lender’s address for notices specified herein an amount equal to such L/C Participant’s Revolving Credit Commitment Percentage of the amount of such draft, or any part thereof, which is not so reimbursed. (f) Upon becoming aware of any amount required to be paid by any L/C Participant to any Issuing Lender pursuant to Section 3.4(a) in respect of any unreimbursed portion of any payment made by such Issuing Lender

- 51 - under any Letter of Credit, issued by it, such Issuing Lender shall notify the Administrative Agent of such unreimbursed amount and the Administrative Agent shall notify each L/C Participant (with a copy to the applicable Issuing Lender) of the amount and due date of such required payment and such L/C Participant shall pay to the Administrative Agent (which, in turn shall pay such Issuing Lender) the amount specified on the applicable due date. If any such amount is paid to such Issuing Lender after the date such payment is due, such L/C Participant shall pay to the Administrative Agent, which in turn shall pay such Issuing Lender on demand, in addition to such amount, the product of (i) such amount, times (ii) the Overnight Rate as determined by the Administrative Agent during the period from and including the date such payment is due to the date on which such payment is immediately available to such Issuing Lender, times (iii) a fraction the numerator of which is the number of days that elapse during such period and the denominator of which is 360, plus any administrative, processing or similar fees customarily charged by such Issuing Lender in connection with the foregoing. A certificate of such Issuing Lender with respect to any amounts owing under this Section shall be conclusive in the absence of manifest error. With respect to payment to such Issuing Lender of the unreimbursed amounts described in this Section, if the L/C Participants receive notice that any such payment is due (A) prior to 1:00 p.m. on any Business Day, such payment shall be due that Business Day, and (B) after 1:00 p.m. on any Business Day, such payment shall be due on the following Business Day. (g) Whenever, at any time after any Issuing Lender has made payment under any Letter of Credit issued by it and has received from any L/C Participant its Revolving Credit Commitment Percentage of such payment in accordance with this Section, such Issuing Lender receives any payment related to such Letter of Credit (whether directly from the Administrative Agent or otherwise), or any payment of interest on account thereof, such Issuing Lender will distribute to such L/C Participant its pro rata share thereof; provided, that in the event that any such payment received by such Issuing Lender shall be required to be returned by such Issuing Lender, such L/C Participant shall return to the Administrative Agent, which shall in turn pay to such Issuing Lender, the portion thereof previously distributed by such Issuing Lender to it. (h) Each L/C Participant’s obligation to make the Revolving Credit Loans and to purchase participating interests pursuant to this Section 3.4 or Section 3.5, as applicable, shall be absolute and unconditional and shall not be affected by any circumstance, including (i) any setoff, counterclaim, recoupment, defense or other right that such Revolving Credit Lender or the Borrowers may have against the Issuing Lender, the Borrowers or any other Person for any reason whatsoever, (ii) the occurrence or continuance of a Default or an Event of Default or the failure to satisfy any of the other conditions specified in Article VI, (iii) any adverse change in the condition (financial or otherwise) of the Borrowers, (iv) any breach of this Agreement or any other Loan Document by the Borrowers, any other Credit Party or any other Revolving Credit Lender or (v) any other circumstance, happening or event whatsoever, whether or not similar to any of the foregoing. SECTION 3.5 Reimbursement. In the event of any drawing under any Letter of Credit, the Borrowers agree to reimburse (either with the proceeds of a Revolving Credit Loan as provided for in this Section or with funds from other sources), in same day funds, the applicable Issuing Lender by paying to the Administrative Agent the amount of such drawing not later than 12:00 noon on (i) the Business Day that the Borrowers receive notice of such drawing, if such notice is received by the Borrowers prior to 10:00 a.m., or (ii) the Business Day immediately following the day that the Borrowers receive such notice, if such notice is not received prior to such time, for the amount of (x) such draft so paid and (y) any amounts referred to in Section 3.3(c) incurred by such Issuing Lender in connection with such payment. Unless the Borrowers shall immediately notify the Administrative Agent and such Issuing Lender that the Borrowers intend to reimburse such Issuing Lender for such drawing from other sources or funds, the Borrowers shall be deemed to have timely given a Notice of Borrowing to the Administrative Agent requesting that the Revolving Credit Lenders make a Revolving Credit Loan as a Base Rate Loan on the applicable repayment date in the amount (without regard to the minimum and multiples specified in Section 2.3(a)) of (i) such draft so paid and (ii) any amounts referred to in Section 3.3(c) incurred by such Issuing Lender in connection with such payment, and the Revolving Credit Lenders shall make a Revolving Credit Loan as a Base Rate Loan in such amount, the proceeds of which shall be applied to reimburse such Issuing Lender for the amount of the related drawing and such fees and expenses. Each Revolving Credit Lender acknowledges and agrees that its obligation to fund a Revolving Credit Loan in accordance with this Section to reimburse such Issuing Lender for any draft paid under a Letter of Credit issued by it is absolute and unconditional and shall not be affected by any circumstance whatsoever, including non-satisfaction of the conditions set forth in Section 2.3(a) or Article 6. If the Borrowers have elected to pay the amount of such drawing with funds from other sources and shall fail to reimburse such Issuing Lender as provided above, or if the amount of such drawing is not fully refunded through a Base Rate Loan

- 52 - as provided above, the unreimbursed amount of such drawing shall bear interest at the rate which would be payable on any outstanding Base Rate Loans which were then overdue from the date such amounts become payable (whether at stated maturity, by acceleration or otherwise) until paid in full. The Borrowers shall, upon demand from the applicable Issuing Lender, pay to the Administrative Agent, for the account of such Issuing Lender, the amount of (i) any loss or cost or increased cost incurred by such Issuing Lender and (ii) any reduction in any amount payable to or in the effective return on the capital to such Issuing Lender. A certificate of the applicable Issuing Lender setting forth in reasonable detail the basis for determining such additional amount or amounts necessary to compensate such Issuing Lender shall be conclusively presumed to be correct save for manifest error. SECTION 3.6 Obligations Absolute. (a) The Borrowers’ obligations under this Article 3 (including the Reimbursement Obligation) shall be absolute, unconditional and irrevocable under any and all circumstances whatsoever, and shall be performed strictly in accordance with the terms of this Agreement, and irrespective of: (i) any lack of validity or enforceability of any Letter of Credit, any Letter of Credit Document or this Agreement, or any term or provision therein or herein; (ii) the existence of any claim, counterclaim, setoff, defense or other right that the Borrowers may have or have had against the applicable Issuing Lender or any beneficiary of a Letter of Credit (or any Person for whom any such beneficiary or any such transferee may be acting), the applicable Issuing Lender or any other Person, whether in connection with this Agreement, the transactions contemplated hereby or by such Letter of Credit or any agreement or instrument relating thereto, or any unrelated transaction; (iii) the validity or genuineness of documents or of any endorsements thereon, even though such documents shall in fact prove to be invalid, fraudulent, forged or insufficient in any respect or any statement in such draft or other document being untrue or inaccurate in any respect; or any loss or delay in the transmission or otherwise of any document required in order to make a drawing under such Letter of Credit; (iv) any payment by the Issuing Lender under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit; (v) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement in such draft or other document being untrue or inaccurate in any respect; or (vi) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section, constitute a legal or equitable discharge of, or provide a right of setoff against, the Borrowers’ obligations hereunder. (b) The Borrowers also agree that the applicable Issuing Lender and the L/C Participants shall not be responsible for, and the Borrowers’ Reimbursement Obligation under Section 3.5 shall not be affected by, among other things, the validity or genuineness of documents or of any endorsements thereon, even though such documents shall in fact prove to be invalid, fraudulent or forged, or any dispute between or among the Borrowers and any beneficiary of any Letter of Credit or any other party to which such Letter of Credit may be transferred or any claims whatsoever of the Borrowers against any beneficiary of such Letter of Credit or any such transferee. The applicable Issuing Lender, the L/C Participants and their respective Related Parties shall not have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit, or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of the applicable Issuing Lender; provided, that, the foregoing shall not be construed to excuse an Issuing Lender from liability to the Borrowers to the extent of any direct damages (as opposed to special, indirect, consequential or punitive damages,

- 53 - claims in respect of which are hereby waived by the Borrowers to the extent permitted by Applicable Law) suffered by the Borrowers that are caused by such Issuing Lender’s failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof. The parties hereto expressly agree that, in the absence of gross negligence or willful misconduct on the part of the applicable Issuing Lender (as finally determined by a court of competent jurisdiction), such Issuing Lender shall be deemed to have exercised care in each such determination. (c) In furtherance of the foregoing and without limiting the generality thereof, the parties agree that (i) with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Letter of Credit, the applicable Issuing Lender may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit, (ii) an Issuing Lender may act upon any instruction or request relative to a Letter of Credit or requested Letter of Credit that such Issuing Lender in good faith believes to have been given by a Person authorized to give such instruction or request and (iii) an Issuing Lender may replace a purportedly lost, stolen, or destroyed original Letter of Credit or missing amendment thereto with a certified true copy marked as such or waive a requirement for its presentation. The responsibility of any Issuing Lender to the Borrowers in connection with any draft presented for payment under any Letter of Credit issued by it shall, in addition to any payment obligation expressly provided for in such Letter of Credit, be limited to determining that the documents (including each draft) delivered under such Letter of Credit in connection with such presentment substantially conforms to the requirements under such Letter of Credit. (d) Notwithstanding anything to the contrary herein, no Issuing Lender shall be responsible to the Borrowers for, and such Issuing Lender’s rights and remedies against the Borrowers shall not be impaired by, any action or inaction of such Issuing Lender required or permitted under any law, order, or practice that is required or permitted to be applied to any Letter of Credit or this Agreement, including the Applicable Laws or any order of a jurisdiction in which such Issuing Lender or the beneficiary is located, the practice stated in the ISP or UCP, as applicable, or in the decisions, opinions, practice statements or official commentary of the International Chamber of Commerce Banking Commission, the Banker’s Association for Finance and Trade (BAFT) or the Institute of International Banking Law & Practice, whether or not any Letter of Credit chooses such laws or practice rules. SECTION 3.7 Effect of Letter of Credit Documents. To the extent that any provision of any Letter of Credit Document related to any Letter of Credit is inconsistent with the provisions of this Article 3, the provisions of this Article 3 shall apply. SECTION 3.8 Resignation of Issuing Lenders. (a) Any Issuing Lender may resign at any time by giving 30 days’ prior notice to the Administrative Agent, the Lenders and the Borrowers. After the resignation of an Issuing Lender hereunder, the retiring Issuing Lender shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Lender under this Agreement and the other Loan Documents with respect to Letters of Credit issued by it prior to such resignation, but shall not be required to issue additional Letters of Credit or to extend, renew or increase the outstanding Letter of Credit. (b) Any resigning Issuing Lender shall retain all the rights, powers, privileges and duties of an Issuing Lender hereunder with respect to all Letters of Credit issued by it that are outstanding as of the effective date of its resignation as an Issuing Lender and all L/C Obligations with respect thereto (including the right to require the Revolving Credit Lenders to take such actions as are required under Section 3.4). Without limiting the foregoing, upon the resignation of a Lender as an Issuing Lender hereunder, the Borrowers may, or at the request of such resigned Issuing Lender the Borrowers shall, use commercially reasonable efforts to, arrange for one or more of the other Issuing Lenders to issue Letters of Credit hereunder in substitution for the Letters of Credit, if any, issued by such resigned Issuing Lender and outstanding at the time of such resignation, or make other arrangements satisfactory to the resigned Issuing Lender to effectively cause another Issuing Lender to assume the obligations of the resigned Issuing Lender with respect to any such Letters of Credit.

- 54 - SECTION 3.9 Reporting of Letter of Credit Information. At any time that there is an Issuing Lender that is not also the financial institution acting as Administrative Agent, then (a) no later than the fifth Business Day following the last day of each calendar month, (b) on each date that a Letter of Credit is amended, terminated or otherwise expires, (c) on each date that a Letter of Credit is issued or the expiry date of a Letter of Credit is extended, and (d) upon the request of the Administrative Agent, each Issuing Lender (or, in the case of clauses (b), (c) or (d) of this Section, the applicable Issuing Lender) shall deliver to the Administrative Agent a report setting forth in form and detail reasonably satisfactory to the Administrative Agent information (including any reimbursement, Cash Collateral, or termination in respect of Letters of Credit issued by such Issuing Lender) with respect to each Letter of Credit issued by such Issuing Lender that is outstanding hereunder. No failure on the part of any Issuing Lender to provide such information pursuant to this Section 3.9 shall limit the obligations of the Borrower or any Revolving Credit Lender hereunder with respect to its reimbursement and participation obligations hereunder. SECTION 3.10 Letters of Credit Issued for Subsidiaries. Notwithstanding that a Letter of Credit issued or outstanding hereunder is in support of any obligations of, or is for the account of, a Subsidiary, or states that a Subsidiary is the “account party,” “applicant,” “customer,” “instructing party,” or the like of or for such Letter of Credit, and without derogating from any rights of the applicable Issuing Lender (whether arising by contract, at law, in equity or otherwise) against such Subsidiary in respect of such Letter of Credit, the Borrowers (a) shall be obligated to reimburse, or to cause the applicable Subsidiary to reimburse, the applicable Issuing Lender hereunder for any and all drawings under such Letter of Credit as if such Letter of Credit had been issued solely for the account of the Borrowers and (b) irrevocably waives any and all defenses that might otherwise be available to it as a guarantor or surety of any or all of the obligations of such Subsidiary in respect of such Letter of Credit. The Borrowers hereby acknowledge that the issuance of Letters of Credit for the account of any of its Subsidiaries inures to the benefit of the Borrowers and that the Borrowers’ business derives substantial benefits from the businesses of such Subsidiaries. SECTION 3.11 Letter of Credit Amounts. Unless otherwise specified, all references herein to the amount of a Letter of Credit at any time shall be deemed to mean the maximum face amount of such Letter of Credit after giving effect to all increases thereof contemplated by such Letter of Credit or the Letter of Credit Documents therefor (at the time specified therefor in such applicable Letter of Credit or Letter of Credit Documents and as such amount may be reduced by (a) any permanent reduction of such Letter of Credit or (b) any amount which is drawn, reimbursed and no longer available under such Letter of Credit). SECTION 3.12 Cash Collateral for Extended Letters of Credit. (a) Cash Collateralization. The Borrowers shall provide Cash Collateral to each applicable Issuing Lender with respect to each Extended Letter of Credit issued by such Issuing Lender (in an amount equal to 105% of the maximum face amount of each Extended Letter of Credit, calculated in accordance with Section 1.8) by a date that is no later than 95 days prior to the Revolving Credit Maturity Date by depositing such amount in immediately available funds, in Dollars, into a cash collateral account or cash collateral accounts maintained at the applicable Issuing Lender and shall enter into a cash collateral agreement in form and substance satisfactory to such Issuing Lender and such other documentation as such Issuing Lender or the Administrative Agent may reasonably request; provided, that, if the Borrowers fail to provide Cash Collateral with respect to any such Extended Letter of Credit by such time, such event shall be treated as a drawing under such Extended Letter of Credit in an amount equal to 105% of the maximum face amount of each such Letter of Credit, calculated in accordance with Section 1.8, which shall be reimbursed (or participations therein funded) in accordance with this Article 3, with the proceeds of Revolving Credit Loans (or funded participations) being utilized to provide Cash Collateral for such Letter of Credit (provided, that, for purposes of determining the usage of the Revolving Credit Commitment any such Extended Letter of Credit that has been, or will concurrently be, Cash Collateralized with proceeds of a Revolving Credit Loan, the portion of such Extended Letter of Credit that has been (or will concurrently be) so Cash Collateralized will not be deemed to be utilization of the Revolving Credit Commitment). (b) Grant of Security Interest. The Borrowers, and to the extent provided by the L/C Participants, each of such L/C Participants, hereby grant to the applicable Issuing Lender of each Extended Letter of Credit, and agrees to maintain, a first priority security interest in, all Cash Collateral required to be provided by this Section 3.12 as security for such Issuing Lender’s obligation to fund draws under such Extended Letters of Credit, to be applied

- 55 - pursuant to subsection (c) below. If at any time the applicable Issuing Lender determines that the Cash Collateral is subject to any right or claim of any Person other than such Issuing Lender as herein provided, or that the total amount of such Cash Collateral is less than the amount required pursuant to subsection (a) above, the Borrowers will, promptly upon demand by such Issuing Lender, pay or provide to such Issuing Lender additional Cash Collateral in an amount sufficient to eliminate such deficiency. (c) Application. Notwithstanding anything to the contrary contained in this Agreement or any other Loan Document, Cash Collateral provided under this Section 3.12 in respect of Extended Letters of Credit shall be applied to reimburse the applicable Issuing Lender for all drawings made under such Extended Letters of Credit and any and all fees, expenses and charges incurred in connection therewith, prior to any other application of such property as may otherwise be provided for herein. (d) Cash Collateralized Letters of Credit. Subject to clause (e) below, if the Borrowers have fully Cash Collateralized the applicable Issuing Lender with respect to any Extended Letter of Credit issued by such Issuing Lender in accordance with subsections (a) through (c) above and the Borrowers and the applicable Issuing Lender have made arrangements between them with respect to the pricing and fees associated therewith (each such Extended Letter of Credit, a “Cash Collateralized Letter of Credit”), then, after the date of notice to the Administrative Agent thereof by the applicable Issuing Lender and for so long as such Cash Collateral remains in place (i) such Cash Collateralized Letter of Credit shall cease to be a “Letter of Credit” hereunder, (ii) such Cash Collateralized Letter of Credit shall not constitute utilization of the Revolving Credit Commitment, (iii) no Revolving Credit Lender shall have any further obligation to fund participations or Revolving Credit Loans to reimburse any drawing under any such Cash Collateralized Letter of Credit, (iv) no Letter of Credit commissions under Section 3.3(a) shall be due or payable to the Revolving Credit Lenders, or any of them, hereunder with respect to such Cash Collateralized Letter of Credit, and (v) any fronting fee, issuance fee or other fee with respect to such Cash Collateralized Letter of Credit shall be as agreed separately between the Borrowers and such Issuing Lender. (e) Reinstatement. The Borrowers and each Revolving Credit Lender agree that, if any payment or deposit made by the Borrowers or any other Person applied to the Cash Collateral required under this Section 3.12 is at any time avoided, annulled, set aside, rescinded, invalidated, declared to be fraudulent or preferential or otherwise required to be refunded or repaid, or is repaid in whole or in part pursuant to a good faith settlement of a pending or threatened avoidance claim, or the proceeds of any such Cash Collateral are required to be refunded by the applicable Issuing Lender to the Borrowers or any Revolving Credit Lender or its respective estate, trustee, receiver or any other Person, under any Applicable Law or equitable cause, then, to the extent of such payment or repayment, (i) the applicable Extended Letter of Credit shall automatically be a “Letter of Credit” hereunder in a face amount equal to such payment or repayment (each such Letter of Credit, a “Reinstated Letter of Credit”), (ii) such Reinstated Letter of Credit shall no longer be deemed to be Cash Collateralized hereunder and shall constitute a utilization of the Revolving Credit Commitment, (iii) each Revolving Credit Lender shall be obligated to fund participations or Revolving Credit Loans to reimburse any drawing under such Reinstated Letter of Credit, (iv) Letter of Credit commissions under Section 3.3(a) shall accrue and be due and payable to the Revolving Credit Lenders with respect to such Reinstated Letter of Credit and (v) the Borrowers’ and each Revolving Credit Lender’s liability hereunder (and any Guarantee, Lien or Collateral guaranteeing or securing such liability) shall be and remain in full force and effect, as fully as if such payment or deposit had never been made, and, if prior thereto, this Agreement shall have been canceled, terminated, paid in full or otherwise extinguished (and if any Guarantee, Lien or Collateral guaranteeing or securing the Borrowers’ or such Revolving Credit Lender’s liability hereunder shall have been released or terminated by virtue of such cancellation, termination, payment or extinguishment), the provisions of this Article 3 and all other rights and duties of the applicable Issuing Lender, the L/C Participants and the Credit Parties with respect to such Reinstated Letter of Credit (and any Guarantee, Lien or Collateral guaranteeing or securing such liability) shall be reinstated in full force and effect, and such prior cancellation, termination, payment or extinguishment shall not diminish, release, discharge, impair or otherwise affect the obligations of such Persons in respect of such Reinstated Letter of Credit (and any Guarantee, Lien or Collateral guaranteeing or securing such obligation). (f) Survival. With respect to any Extended Letter of Credit, each party’s obligations under this Article 3 and all other rights and duties of the applicable Issuing Lender of such Extended Letter of Credit, the L/C Participants and the Credit Parties with respect to such Extended Letter of Credit shall survive the resignation or

- 56 - replacement of the applicable Issuing Lender or any assignment of rights by the applicable Issuing Lender, the termination of the Commitments and the repayment, satisfaction or discharge of the Obligations. ARTICLE 4 TERM LOAN FACILITY SECTION 4.1 Term Loans. Subject to the terms and conditions of this Agreement and the other Loan Documents, and in reliance upon the representations and warranties set forth in this Agreement and the other Loan Documents, (x) the Term Loan Lenders agree to make the 2025 Term Loans to the Borrower on the 2025 Funding Date and (y) the Original Lender agrees to have all of its outstanding Delayed Draw Term Loans converted on a cashless basis to an equivalent principal amount of 2025 Term Loans on the 2025 Funding Date. SECTION 4.2 Procedure for Advance of Term Loans. (a) 2025 Term Loan. The Borrowers shall give the Administrative Agent an irrevocable Notice of Borrowing requesting that the Term Loan Lenders make the 2025 Term Loan prior to 11:00 a.m. (i) in the case of a Base Rate Loan, on the 2025 Funding Date, (ii) in the case of a Daily Simple SOFR Loan, at least five (5) U.S. Government Securities Business Days prior to the 2025 Funding Date or (iii) in the case of a Term SOFR Loan, at least three (3) U.S. Government Securities Business Days prior to the 2025 Funding Date (or, in each case, such shorter time as agreed to by the Administrative Agent in its reasonable discretion). Any Notice of Borrowing shall specify (A) the date of such borrowing, which shall be a Business Day, (B) the amount of such borrowing, (C) whether such 2025 Term Loan is to be a Daily Simple SOFR Loan, a Term SOFR Loan or a Base Rate Loan, and (D) in the case of a Term SOFR Loan, the duration of the Interest Period applicable thereto. If the Borrowers fail to specify a type of 2025 Term Loan in a Notice of Borrowing, then the 2025 Term Loan shall be made as a Base Rate Loan. If the Borrowers request a borrowing of a Term SOFR Loan in such Notice of Borrowing, but fails to specify an Interest Period, it will be deemed to have specified an Interest Period of one month. Upon receipt of such Notice of Borrowing from the Borrowers, the Administrative Agent shall promptly notify each Term Loan Lender thereof. Not later than 1:00 p.m. on the 2025 Funding Date, each Term Loan Lender will make available to the Administrative Agent for the account of the Borrowers, at the Administrative Agent’s Office in immediately available funds, the amount of such 2025 Term Loan to be made by such Term Loan Lender on the 2025 Funding Date. The Borrowers hereby irrevocably authorize the Administrative Agent to disburse the proceeds of the 2025 Term Loan in immediately available funds by wire transfer to such Person or Persons as may be designated by the Borrowers in writing. (b) Delayed Draw Term Loan Conversion. The Original Lender agrees, on the terms and conditions set forth herein and in the Amendment and Restatement Agreement, to, on the 2025 Funding Date, have all of its outstanding Delayed Draw Term Loans converted on a cashless basis to an equivalent principal amount of 2025 Term Loans effective as of the 2025 Funding Date. The conversion of the Delayed Draw Term Loans to 2025 Term Loans by the Original Lender shall be effected by book entry in the Register by the Administrative Agent in such manner as reasonably determined by the Administrative Agent. (c) Incremental Term Loans. Any Incremental Term Loans shall be borrowed pursuant to, and in accordance with Section 5.13. SECTION 4.3 Repayment of Term Loans. (a) Term Loan. The Borrowers shall repay the aggregate outstanding principal amount of each Term Loan in consecutive Quarterly Installments on the last Business Day of each March, June, September and December, commencing June 30, 2025, except as the amounts of individual installments may be adjusted pursuant to Section 4.4 hereof. If not sooner paid, the outstanding principal balance of the 2025 Term Loans shall be paid in full, together with accrued interest thereon, on the Term Loan Maturity Date and the outstanding principal balance of the Delayed Draw Term Loans shall be paid in full (or converted to 2025 Term Loans), together with accrued interest thereon, on the 2025 Funding Date.

- 57 - (b) Incremental Term Loans. The Borrowers shall repay the aggregate outstanding principal amount of each Incremental Term Loan (if any) as determined pursuant to, and in accordance with, Section 5.13. SECTION 4.4 Prepayments of Term Loans. (a) Optional Prepayments. The Borrowers shall have the right at any time and from time to time, without premium or penalty, except as set forth in Section 5.9, to prepay the Term Loans, in whole or in part, upon delivery to the Administrative Agent of a Notice of Prepayment not later than 11:00 a.m. (i) on the same Business Day as prepayment of each Base Rate Loan and (ii) (A) in the case of a Term SOFR Loan, at least three (3) U.S. Government Securities Business Days before prepayment of such Term SOFR Loan and (B) in the case of a Daily Simple SOFR Loan, at least five (5) U.S. Government Securities Business Days before prepayment of such Daily Simple SOFR Loan (or, in each case, such shorter time as agreed to by the Administrative Agent in its reasonable discretion), in each case, specifying the date and amount of prepayment and whether the prepayment is of Daily Simple SOFR Loans, Term SOFR Loans, Base Rate Loans or a combination thereof, and, if of a combination thereof, the amount allocable to each and whether the prepayment is of a 2025 Term Loan, an Incremental Term Loan or a combination thereof, and, if of a combination thereof, the amount allocable to each. Each optional prepayment of the Term Loans hereunder shall be in an aggregate principal amount of at least $5,000,000 or any whole multiple of $1,000,000 in excess thereof (or, if less, the remaining outstanding principal amount thereof) and shall be applied to prepay the Term Loan and, if applicable, any Incremental Term Loans, on a pro rata basis (each such prepayment to be applied to reduce the scheduled principal amortizations payments under Section 4.3(a) on a pro rata basis). Each repayment shall be accompanied by any amount required to be paid pursuant to Section 5.9 hereof. A Notice of Prepayment received after 11:00 a.m. shall be deemed received on the next Business Day or U.S. Government Securities Business Day, as applicable. The Administrative Agent shall promptly notify the applicable Term Loan Lenders of each Notice of Prepayment. A Notice of Prepayment may be conditioned on the occurrence of a transaction and may be revoked if such transaction is not consummated. (b) Mandatory Prepayments. (i) Debt Issuances. The Borrowers shall make mandatory principal prepayments of the Loans and/or Cash Collateralize the L/C Obligations in the manner set forth in clause (v) below in an amount equal to one hundred percent (100%) of the aggregate Net Cash Proceeds from any Debt Issuance not otherwise permitted pursuant to Section 9.1. Such prepayment shall be made within three (3) Business Days after the date of receipt of the Net Cash Proceeds of any such Debt Issuance. (ii) [Reserved]. (iii) Asset Dispositions and Insurance and Condemnation Events. The Borrowers shall make mandatory principal prepayments of the Loans in the manner set forth in clause (v) below in amounts equal to one hundred percent (100%) of the aggregate Net Cash Proceeds from (A) any Asset Disposition (other than any Asset Disposition permitted pursuant to, and in accordance with, clauses (a) through (k) of Section 9.5) or (B) any Insurance and Condemnation Event, to the extent that the aggregate amount of such Net Cash Proceeds, in the case of each of clauses (A) and (B), respectively, exceed $7,500,000 during any Fiscal Year. Such prepayments shall be made within three (3) Business Days after the date of receipt of the Net Cash Proceeds; provided, that, so long as no Default or Event of Default has occurred and is continuing, no prepayment shall be required under this Section 4.4(b)(iii) with respect to such portion of such Net Cash Proceeds that the Borrowers shall have, on or prior to such date given written notice to the Administrative Agent of its intent to reinvest in accordance with Section 4.4(b)(iv). (iv) Reinvestment Option. With respect to any Net Cash Proceeds realized or received with respect to any Asset Disposition or any Insurance and Condemnation Event by any Credit Party of any Subsidiary thereof (in each case, to the extent not excluded pursuant to Section 4.4(b)(iii)), at the option of the Borrowers, the Credit Parties may reinvest all or any portion of such Net Cash Proceeds in assets used or useful for the business of the Credit Parties and their Subsidiaries within twelve (12) months following receipt of such Net Cash Proceeds; provided, that, if any Net Cash Proceeds are no longer intended to be or cannot be so reinvested at any time after delivery of a notice of reinvestment election, an amount equal to any such Net Cash Proceeds shall be applied within three (3) Business Days after the applicable Credit

- 58 - Party reasonably determines that such Net Cash Proceeds are no longer intended to be or cannot be so reinvested to the prepayment of the Loans as set forth in this Section 4.4(b); provided, further, that any Net Cash Proceeds relating to Collateral shall be reinvested in assets constituting Collateral. Pending the final application of any such Net Cash Proceeds, the applicable Credit Party may invest an amount equal to such Net Cash Proceeds in any manner that is not prohibited by this Agreement. (v) Notice; Manner of Payment. Upon the occurrence of any event triggering the prepayment requirement under clauses (i) through and including (iv) above, the Borrowers shall promptly deliver notice thereof to the Administrative Agent and upon receipt of such notice, the Administrative Agent shall promptly so notify the Lenders. Each prepayment of the Loans under this Section shall be applied as follows: (i) first, ratably between the Term Loans and any Incremental Term Loans to reduce in inverse order of maturity the remaining scheduled principal installments of the Term Loans, and as determined by the Borrowers and the Administrative Agent to reduce the remaining scheduled principal installments of any Incremental Term Loans pursuant to Section 4.3 and (ii) second, to the extent of any excess, to repay the Revolving Credit Loans pursuant to Section 2.4(d), without a corresponding reduction in the Revolving Credit Commitment. (vi) No Reborrowings. Amounts prepaid under the Term Loan pursuant to this Section may not be reborrowed. ARTICLE 5 GENERAL LOAN PROVISIONS SECTION 5.1 Interest. (a) Interest Rate Options. Subject to the provisions of this Section, at the election of the Borrowers (where applicable), Revolving Credit Loans and Term Loans that are (1) Base Rate Loans shall bear interest at the Base Rate plus the Applicable Margin, (2) Term SOFR Loans shall bear interest at Adjusted Term SOFR plus the Applicable Margin and (3) Daily Simple SOFR Loans shall bear interest at the applicable Adjusted Daily Simple SOFR plus the Applicable Margin. The Borrowers shall select the rate of interest and Interest Period, if any, applicable to any Loan at the time a Notice of Borrowing is given or at the time a Notice of Conversion/Continuation is given pursuant to Section 5.2. (b) Default Rate. Subject to Section 10.3, (i) immediately upon the occurrence and during the continuance of an Event of Default under Section 10.1(a), (b), (i) or (j), or (ii) at the election of the Required Lender (or the Administrative Agent at the direction of the Required Lenders), upon the occurrence and during the continuance of any other Event of Default, (A) the Borrowers shall no longer have the option to request SOFR Loans or Letters of Credit, (B) all outstanding Term SOFR Loans shall bear interest at a rate per annum of two percent (2%) in excess of the rate (including the Applicable Margin) then applicable to Term SOFR Loans, until the end of the applicable Interest Period and shall automatically be converted to a Base Rate Loan at the end of the applicable Interest Period therefor and shall, as of such conversion, bear interest at a rate per annum of two percent (2%) in excess of the rate (including the Applicable Margin) then applicable to Base Rate Loans, (C) all Daily Simple SOFR Loans shall automatically be converted to a Base Rate Loan immediately and shall, as of such conversion, bear interest at a rate per annum of two percent (2%) in excess of the rate (including the Applicable Margin) then applicable to Base Rate Loans, (D) all outstanding Base Rate Loans and other Obligations arising hereunder or under any other Loan Document shall bear interest at a rate per annum equal to two percent (2%) in excess of the rate (including the Applicable Margin) then applicable to Base Rate Loans or such other Obligations arising hereunder or under any other Loan Document and (E) all accrued and unpaid interest shall be due and payable on demand of the Administrative Agent. Interest shall continue to accrue on the Obligations after the filing by or against the Borrowers of any petition seeking any relief in bankruptcy or under any Debtor Relief Law. (c) Interest Payment and Computation. Interest on each Loan shall be due and payable in arrears on each Interest Payment Date applicable thereto commencing on the first Interest Payment Date following the Restatement Effective Date; provided, that, (i) in the event of any repayment or prepayment of any Term SOFR Loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment and (ii) in the event of any conversion of any Term SOFR Loan prior to the end of the Interest Period

- 59 - therefor, accrued interest on such Loan shall be payable on the effective date of such conversion. All computations of interest for Base Rate Loans shall be made on the basis of a year of 365 or 366 days, as the case may be, and actual days elapsed. All other computations of fees and interest provided hereunder shall be made on the basis of a 360-day year and actual days elapsed (which results in more fees or interest, as applicable, being paid than if computed on the basis of a 365/366-day year). (d) Maximum Rate. In no contingency or event whatsoever shall the aggregate of all amounts deemed interest under this Agreement charged or collected pursuant to the terms of this Agreement exceed the highest rate permissible under any Applicable Law which a court of competent jurisdiction shall, in a final determination, deem applicable hereto. In the event that such a court determines that the Lenders have charged or received interest hereunder in excess of the highest applicable rate, the rate in effect hereunder shall automatically be reduced to the maximum rate permitted by Applicable Law and the Lenders shall at the Administrative Agent’s option (i) promptly refund to the Borrowers any interest received by the Lenders in excess of the maximum lawful rate or (ii) apply such excess to the principal balance of the Obligations. It is the intent hereof that the Borrowers not pay or contract to pay, and that neither the Administrative Agent nor any Lender receive or contract to receive, directly or indirectly in any manner whatsoever, interest in excess of that which may be paid by the Borrowers under Applicable Law. (e) Initial Benchmark Conforming Changes. In connection with the use or administration of any Benchmark, the Administrative Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document. The Administrative Agent will promptly notify the Borrowers and the Lenders of the effectiveness of any Conforming Changes in connection with the use or administration of any Benchmark. SECTION 5.2 Notice and Manner of Conversion or Continuation of Loans. Provided, that, no Default or Event of Default has occurred and is then continuing, the Borrowers shall have the option, subject to Section 5.1(a), to (a) convert at any time, subject to the notice requirements herein, all or any portion of any outstanding Base Rate Loans in a principal amount equal to $1,000,000 or any whole multiple of $1,000,000 in excess thereof (or such lesser amount as shall represent all of the Base Rate Loans then outstanding) into one or more SOFR Loans and (b) with respect to any (x) Daily Simple SOFR Loan, on an Interest Payment Date or (y) Term SOFR Loan, upon the expiration of any Interest Period therefor, in each case (i) convert all or any part of any outstanding SOFR Loans in a principal amount equal to $1,000,000 or a whole multiple of $500,000 in excess thereof (or such lesser amount as shall represent all of the Daily Simple SOFR Loans or Term SOFR Loans, as applicable, then outstanding) into Base Rate Loans, Daily Simple SOFR Loans or Term SOFR Loans, (ii) continue any Daily Simple SOFR Loans as Daily Simple SOFR Loans, or (iii) continue any Term SOFR Loans as Term SOFR Loans. Whenever the Borrowers desire to convert or continue Loans as provided above, the Borrowers shall give the Administrative Agent irrevocable prior written notice in the form attached as Exhibit E (a “Notice of Conversion/Continuation”) not later than 11:00 a.m. (x) in the case of a Loan continuing as or converting to a Daily Simple SOFR Loan, five (5) U.S. Government Securities Business Days before the day on which a proposed conversion or continuation of such Loan is to be effective, (y) in the case of a Loan continuing as or converting to a Term SOFR Loan, three (3) U.S. Government Securities Business Days before the day on which a proposed conversion or continuation of such Loan is to be effective, or (z) in the case of a Loan converting to a Base Rate Loan, on the Business Day of such conversion (or, in each case, such shorter time as agreed to by the Administrative Agent in its reasonable discretion), in each case, specifying (A) the Loans to be converted or continued, and, in the case of any Term SOFR Loan to be converted or continued, the last day of the Interest Period therefor, (B) the effective date of such conversion or continuation (which shall be a Business Day), (C) the principal amount of such Loans to be converted or continued, and (D) in the case of any Term SOFR Loan, the Interest Period to be applicable to such converted or continued Term SOFR Loan. If the Borrowers fail to deliver a timely Notice of Conversion/Continuation prior to (x) with respect to a Daily Simple SOFR Loan, the Interest Payment Date therefor, then, unless such Daily Simple SOFR Loan is repaid as provided herein, the Borrowers shall be deemed to have selected that such Daily Simple SOFR Loan shall automatically be converted to a Base Rate Loan as of such Interest Payment Date or (y) with respect to a Term SOFR Loan, the end of the Interest Period therefor, then, unless such Term SOFR Loan is repaid as provided herein, the Borrowers shall be deemed to have selected that such Term SOFR Loan shall automatically be converted to a Base Rate Loan at the end of such Interest Period. If the

- 60 - Borrowers request a conversion to, or continuation of a Term SOFR Loan but fail to specify an Interest Period, they will be deemed to have specified an Interest Period of one month. SECTION 5.3 Fees. (a) Commitment Fee. Commencing on the Restatement Effective Date, subject to Section 5.15(a)(iii), the Borrowers shall pay to the Administrative Agent, for the account of the Revolving Credit Lenders, a non- refundable commitment fee (the “Commitment Fee”) at a rate per annum equal to the applicable amount for Commitment Fees set forth in the definition of Applicable Margin on the average daily unused portion of the Revolving Credit Commitment of the Revolving Credit Lenders (other than the Defaulting Lenders, if any). The Commitment Fee shall be payable in arrears on the last Business Day of each calendar quarter during the term of this Agreement commencing March 31, 2025, and ending on the date upon which all Obligations (other than contingent indemnification obligations not then due) arising under the Revolving Credit Facility shall have been indefeasibly and irrevocably paid and satisfied in full, all Letters of Credit have been terminated or expired (or been Cash Collateralized) and the Revolving Credit Commitment has been terminated. The Commitment Fee shall be distributed by the Administrative Agent to the Revolving Credit Lenders (other than any Defaulting Lender) pro rata in accordance with such Revolving Credit Lenders’ respective Revolving Credit Commitment Percentages. (b) [Reserved]. (c) Other Fees. The Borrowers shall pay to the Arrangers and the Administrative Agent for their own respective accounts fees in the amounts and at the times specified in the Fee Letter. The Borrowers shall pay to the Lenders such fees as shall have been separately agreed upon in writing in the amounts and at the times so specified. SECTION 5.4 Manner of Payment. Each payment by the Borrowers on account of the principal of or interest on the Loans or of any fee, commission or other amounts (including the Reimbursement Obligation) payable to the Lenders under this Agreement shall be made not later than 1:00 p.m. on the date specified for payment under this Agreement to the Administrative Agent at the Administrative Agent’s Office for the account of the Lenders entitled to such payment in Dollars, in immediately available funds and shall be made without any setoff, counterclaim or deduction whatsoever. Any payment received after such time but before 2:00 p.m. on such day shall be deemed a payment on such date for the purposes of Section 10.1, but for all other purposes shall be deemed to have been made on the next succeeding Business Day. Any payment received after 2:00 p.m. shall be deemed to have been made on the next succeeding Business Day for all purposes. Upon receipt by the Administrative Agent of each such payment, the Administrative Agent shall distribute to each such Lender at its address for notices set forth herein its Commitment Percentage in respect of the relevant Credit Facility (or other applicable share as provided herein) of such payment and shall wire advice of the amount of such credit to each Lender. Each payment to the Administrative Agent of any Issuing Lender’s fees or L/C Participant’s commissions shall be made in like manner, but for the account of such Issuing Lender or the L/C Participants, as the case may be. Each payment to the Administrative Agent of Administrative Agent’s fees or expenses shall be made for the account of the Administrative Agent and any amount payable to any Lender under Sections 5.9, 5.10, 5.11 or 12.3 shall be paid to the Administrative Agent for the account of the applicable Lender. Subject to the definitions of Interest Period and Interest Payment Date, if any payment under this Agreement shall be specified to be made upon a day which is not a Business Day, it shall be made on the next succeeding day which is a Business Day and such extension of time shall in such case be included in computing any interest if payable along with such payment. Notwithstanding the foregoing, if there exists a Defaulting Lender each payment by the Borrower to such Defaulting Lender hereunder shall be applied in accordance with Section 5.15(a)(ii). SECTION 5.5 Evidence of Indebtedness. (a) Extensions of Credit. The Extensions of Credit made by each Lender and each Issuing Lender shall be evidenced by one or more accounts or records maintained by such Lender or such Issuing Lender and by the Administrative Agent in the ordinary course of business. The accounts or records maintained by the Administrative Agent and each Lender or the applicable Issuing Lender shall be conclusive absent manifest error of the amount of the Extensions of Credit made by the Lenders or such Issuing Lender to the Borrowers and their Subsidiaries and the interest and payments thereon. Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of the Borrowers hereunder to pay any amount owing with respect to the Obligations.

- 61 - In the event of any conflict between the accounts and records maintained by any Lender or any Issuing Lender and the accounts and records of the Administrative Agent in respect of such matters, the accounts and records of the Administrative Agent shall control in the absence of manifest error. Upon the request of any Lender made through the Administrative Agent, the Borrowers shall execute and deliver to such Lender (through the Administrative Agent) a Revolving Credit Note and/or Term Loan Note, as applicable, which shall evidence such Lender’s Revolving Credit Loans and/or Term Loans, as applicable, in addition to such accounts or records. Each Lender may attach schedules to its Notes and endorse thereon the date, amount and maturity of its Loans and payments with respect thereto. (b) Participations. In addition to the accounts and records referred to in subsection (a), each Revolving Credit Lender and the Administrative Agent shall maintain in accordance with its usual practice accounts or records evidencing the purchases and sales by such Revolving Credit Lender of participations in Letters of Credit. In the event of any conflict between the accounts and records maintained by the Administrative Agent and the accounts and records of any Revolving Credit Lender in respect of such matters, the accounts and records of the Administrative Agent shall control in the absence of manifest error. SECTION 5.6 Sharing of Payments by Lenders. If any Lender or Issuing Lender shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its Loans, participations in Letters of Credit or other obligations hereunder, as applicable, resulting in such Lender or Issuing Lender receiving payment of a proportion of the aggregate amount of its Loans or participations in Letters of Credit and accrued interest thereon or other such obligations, as applicable, greater than its pro rata share thereof as provided herein, then the Lender or Issuing Lender receiving such greater proportion shall (a) notify the Administrative Agent of such fact, and (b) purchase (for cash at face value) participations in the Loans and participations in Letters of Credit and such other obligations of the other Lenders or Issuing Lender under the applicable Credit Facility, as applicable, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders and Issuing Lender, as applicable, ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans or participations in Letters of Credit and other amounts owing them; provided that: (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) the provisions of this paragraph shall not be construed to apply to (A) any payment made by the Borrowers pursuant to and in accordance with the express terms of this Agreement (including the application of funds arising from the existence of a Defaulting Lender), (B) the application of Cash Collateral provided for in Section 3.12 or Section 5.16 or (C) any payment obtained by a Lender as consideration for the assignment of, or sale of, a participation in any of its Loans or participations in Letters of Credit to any assignee or participant, other than to any Borrower or any Subsidiary thereof (as to which the provisions of this paragraph shall apply). Each Borrower consents to the foregoing and agrees, to the extent it may effectively do so under Applicable Law, that any Lender or Issuing Lender acquiring a participation pursuant to the foregoing arrangements may exercise against each Borrower rights of setoff and counterclaim with respect to such participation as fully as if such Lender or Issuing Lender were a direct creditor of each Borrower in the amount of such participation. For purposes of clause (b)(i) of the definition of “Excluded Taxes,” a participation acquired pursuant to this Section 5.6 shall be treated as having been acquired on the earlier date(s) on which the applicable Lender acquired the applicable interest in the Commitment(s) or Loan(s) to which such participation relates. SECTION 5.7 Administrative Agent’s Clawback. (a) Funding by Lenders; Presumption by Administrative Agent. In connection with any borrowing hereunder, the Administrative Agent may assume that each Lender has made its respective share of such borrowing available on such date in accordance with Sections 2.3(b) and 4.2 and may, in reliance upon such assumption, make available to the Borrowers a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable borrowing available to the Administrative Agent, then the applicable Lender and the Borrowers severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for

- 62 - each day from and including the date such amount is made available to the Borrowers to but excluding the date of payment to the Administrative Agent, at (A) in the case of a payment to be made by such Lender, the Overnight Rate and (B) in the case of a payment to be made by the Borrowers, the interest rate applicable to Base Rate Loans. If the Borrowers and such Lender shall pay such interest to the Administrative Agent for the same or an overlapping period, the Administrative Agent shall promptly remit to the Borrowers the amount of such interest paid by the Borrowers for such period. If such Lender pays its share of the applicable borrowing to the Administrative Agent, then the amount so paid shall constitute such Lender’s Loan included in such borrowing. Any payment by the Borrowers shall be without prejudice to any claim the Borrowers may have against a Lender that shall have failed to make such payment to the Administrative Agent. (b) Payments by the Borrower; Presumptions by Administrative Agent. Unless the Administrative Agent shall have received notice from the Borrowers prior to the date on which any payment is due to the Administrative Agent for the account of the applicable Lenders or the Issuing Lenders hereunder that the Borrowers will not make such payment, the Administrative Agent may assume that the Borrowers have made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the applicable Lenders or the Issuing Lenders, as the case may be, the amount due. In such event, if the Borrowers have not in fact made such payment, then each of the Lenders or the Issuing Lenders, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or Issuing Lender, with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the Overnight Rate. (c) Nature of Obligations of Lenders. The obligations of the Lenders under this Agreement to make the Loans, to issue or participate in Letters of Credit and to make payments under this Section, Section 11.12, Section 11.13, Section 12.3(c) or Section 12.7, as applicable, are several and are not joint or joint and several. The failure of any Lender to make available its Commitment Percentage of any Loan requested by the Borrowers shall not relieve it or any other Lender of its obligation, if any, hereunder to make its Commitment Percentage of such Loan available on the borrowing date, but no Lender shall be responsible for the failure of any other Lender to make its Commitment Percentage of such Loan available on the borrowing date. SECTION 5.8 Changed Circumstances. (a) Circumstances Affecting Benchmark Availability. Subject to clause (c) below, in connection with any request for a SOFR Loan or a conversion to or continuation thereof or otherwise, if for any reason (i) the Administrative Agent shall determine (which determination shall be conclusive and binding absent manifest error) that reasonable and adequate means do not exist for ascertaining Adjusted Daily Simple SOFR pursuant to the definition thereof or Adjusted Term SOFR with respect to a proposed Term SOFR Loan on or prior to the first day of the applicable Interest Period or (ii) the Required Lenders shall determine (which determination shall be conclusive and binding absent manifest error) that Adjusted Daily Simple SOFR or Adjusted Term SOFR, as applicable, does not adequately and fairly reflect the cost to such Lenders of making or maintaining any such Loan during, with respect to Adjusted Term SOFR, such Interest Period and, in the case of clause (ii), the Required Lenders have provided notice of such determination to the Administrative Agent, then, in each case, the Administrative Agent shall promptly give notice thereof to the Borrowers. Upon notice thereof by the Administrative Agent to the Borrowers, any obligation of the Lenders to make SOFR Loans, and any right of the Borrowers to convert any Loan to or continue any Loan as a SOFR Loan, shall be suspended (to the extent of the affected SOFR Loans or the affected Interest Periods) until the Administrative Agent (with respect to clause (ii), at the instruction of the Required Lenders) revokes such notice. Upon receipt of such notice, (A) the Borrowers may revoke any pending request for a borrowing of, conversion to or continuation of SOFR Loans (to the extent of the affected SOFR Loans or the affected Interest Periods) or, failing that, the Borrowers will be deemed to have converted any such request into a request for a borrowing of or conversion to Base Rate Loans in the amount specified therein and (B) any outstanding affected SOFR Loans will be deemed to have been converted into Base Rate Loans (I) with respect to any Daily Simple SOFR Loans, immediately and (II) with respect to any Term SOFR Loans, at the end of the applicable Interest Period. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted, together with any additional amounts required pursuant to Section 5.9.

- 63 - (b) Laws Affecting SOFR Availability. If, after the date hereof, the introduction of, or any change in, any Applicable Law or any change in the interpretation or administration thereof by any Governmental Authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by any of the Lenders (or any of their respective Lending Offices) with any request or directive (whether or not having the force of law) of any such Governmental Authority, central bank or comparable agency, shall make it unlawful or impossible for any of the Lenders (or any of their respective Lending Offices) to honor its obligations hereunder to make or maintain any SOFR Loan, or to determine or charge interest based upon SOFR, Adjusted Daily Simple SOFR, Daily Simple SOFR, the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR, such Lender shall promptly give notice thereof to the Administrative Agent and the Administrative Agent shall promptly give notice to the Borrowers and the other Lenders (an “Illegality Notice”). Thereafter, until each affected Lender notifies the Administrative Agent and the Administrative Agent notifies the Borrowers that the circumstances giving rise to such determination no longer exist, (i) any obligation of the Lenders to make Daily Simple SOFR Loans or Term SOFR Loans, as applicable, and any right of the Borrower to convert any Loan to a Daily Simple SOFR Loan or a Term SOFR Loan, as applicable, shall be suspended and (ii) if necessary to avoid such illegality, the Administrative Agent shall compute the Base Rate without reference to clause (c) of the definition of “Base Rate”. Upon receipt of an Illegality Notice, the Borrowers shall, if necessary to avoid such illegality, upon demand from any Lender (with a copy to the Administrative Agent), prepay or, if applicable, convert all affected SOFR Loans to Base Rate Loans (in each case, if necessary to avoid such illegality, the Administrative Agent shall compute the Base Rate without reference to clause (c) of the definition of “Base Rate”) (A) with respect to any Daily Simple SOFR Loans, on the Interest Payment Date therefor and (B) with respect to any Term SOFR Loans, on the last day of the Interest Period therefor, if all affected Lenders may lawfully continue to maintain such SOFR Loans to such day, or immediately, if any Lender may not lawfully continue to maintain such SOFR Loans to such day. Upon any such prepayment or conversion, the Borrowers shall also pay accrued interest on the amount so prepaid or converted, together with any additional amounts required pursuant to Section 5.9. (c) Benchmark Replacement Setting. (i) Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Loan Document, upon the occurrence of a Benchmark Transition Event with respect to any Benchmark, the Administrative Agent and the Borrowers may amend this Agreement to replace such Benchmark with a Benchmark Replacement. Any such amendment with respect to a Benchmark Transition Event will become effective at 5:00 p.m. on the fifth (5th) Business Day after the Administrative Agent has posted such proposed amendment to all affected Lenders and the Borrowers so long as the Administrative Agent has not received, by such time, written notice of objection to such amendment from Lenders comprising the Required Lenders. No replacement of a Benchmark with a Benchmark Replacement pursuant to this Section 5.8(c)(i)(A) will occur prior to the applicable Benchmark Transition Start Date. (ii) Benchmark Replacement Conforming Changes. In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Administrative Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document. (iii) Notices; Standards for Decisions and Determinations. The Administrative Agent will promptly notify the Borrowers and the Lenders of (A) the implementation of any Benchmark Replacement and (B) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. The Administrative Agent will promptly notify the Borrowers of the removal or reinstatement of any tenor of a Benchmark pursuant to Section 5.8(c)(iv). Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 5.8(c), including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 5.8(c).

- 64 - (iv) Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (A) if any then-current Benchmark is a term rate (including the Term SOFR Reference Rate) and either (1) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (2) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (B) if a tenor that was removed pursuant to clause (A) above either (1) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (2) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor. (v) Benchmark Unavailability Period. Upon the Borrowers’ receipt of notice of the commencement of a Benchmark Unavailability Period with respect to a given Benchmark, (A) the Borrowers may revoke any pending request for a borrowing of, conversion to or continuation of any affected SOFR Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrowers will be deemed to have converted any such request into a request for a borrowing of or conversion to Base Rate Loans and (B) any outstanding affected SOFR Loans will be deemed to have been converted to Base Rate Loans (I) with respect to any Daily Simple SOFR Loans, immediately and (II) with respect to any Term SOFR Loans, at the end of the applicable Interest Period. During any Benchmark Unavailability Period with respect to any Benchmark or at any time that a tenor for any then-current Benchmark is not an Available Tenor, the component of Base Rate based upon the then- current Benchmark that is the subject of such Benchmark Unavailability Period or such tenor for such Benchmark, as applicable, will not be used in any determination of Base Rate. (d) Illegality. If, in any applicable jurisdiction, the Administrative Agent, any Issuing Lender or any Lender determines that any Applicable Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for the Administrative Agent, any Issuing Lender or any Lender to (i) perform any of its obligations hereunder or under any other Loan Document, (ii) to fund or maintain its participation in any Loan or (iii) issue, make, maintain, fund or charge interest or fees with respect to any Extension of Credit, such Person shall promptly notify the Administrative Agent, then, upon the Administrative Agent notifying the Borrowers, and until such notice by such Person is revoked, any obligation of such Person to issue, make, maintain, fund or charge interest or fees with respect to any such Extension of Credit shall be suspended, and to the extent required by Applicable Law, cancelled. Upon receipt of such notice, the Credit Parties shall, (A) repay that Person’s participation in the Loans or other applicable Obligations on (I) with respect to any Daily Simple SOFR Loan, the applicable Interest Payment Date therefor or (II) with respect to any Term SOFR Loan, the last day of the Interest Period therefor, or on another applicable date with respect to another Obligation, occurring after the Administrative Agent has notified the Borrowers or, in each case, if earlier, the date specified by such Person in the notice delivered to the Administrative Agent (being no earlier than the last day of any applicable grace period permitted by Applicable Law) and (B) take all reasonable actions requested by such Person to mitigate or avoid such illegality. SECTION 5.9 Indemnity. The Borrowers hereby indemnify each of the Lenders against any loss, cost or expense (including any loss, cost or expense arising from the liquidation or reemployment of funds or from any fees payable) which may arise, be attributable to or result due to or as a consequence of (a) any failure by the Borrowers to make any payment when due of any amount due hereunder in connection with a SOFR Loan, (b) any failure of the Borrowers to borrow or continue a SOFR Loan or convert to a SOFR Loan on a date specified therefor in a Notice of Borrowing or Notice of Conversion/Continuation, (c) any failure of the Borrowers to prepay any SOFR Loan on a date specified therefor in any Notice of Prepayment (regardless of whether any such Notice of Prepayment may be revoked under Section 2.4(c) or Section 4.4(a) and is revoked in accordance therewith), (d) any payment, prepayment or conversion of any SOFR Loan on a date other than (i) with respect to any Daily Simple SOFR Loan, the applicable Interest Payment Date therefor (including as a result of an Event of Default) or (ii) with respect to any Term SOFR Loan, on a date other than the last day of the Interest Period therefor (including as a

- 65 - result of an Event of Default) or (e) the assignment of any SOFR Loan other than on (i) with respect to any Daily Simple SOFR Loan, the applicable Interest Payment Date therefor or (ii) with respect to any Term SOFR Loan, the last day of the Interest Period therefor, in each case, as a result of a request by the Borrowers pursuant to Section 5.14(b). A certificate of such Lender setting forth the basis for determining such amount or amounts necessary to compensate such Lender shall be forwarded to the Borrowers through the Administrative Agent and shall be conclusively presumed to be correct save for manifest error. All of the obligations of the Credit Parties under this Section 5.9 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under any Loan Document. SECTION 5.10 Increased Costs. (a) Increased Costs Generally. If any Change in Law shall: (i) impose, modify or deem applicable any reserve (including pursuant to regulations issued from time to time by the FRB for determining the maximum reserve requirement (including any emergency, special, supplemental or other marginal reserve requirement) with respect to eurocurrency funding (currently referred to as “Eurocurrency liabilities” in Regulation D of the FRB, as amended and in effect from time to time)), special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or advances, loans or other credit extended or participated in by, any Lender or any Issuing Lender; (ii) subject any Recipient to any Taxes (other than (A) Indemnified Taxes, (B) Taxes described in clauses (b) through (d) of the definition of Excluded Taxes and (C) Connection Income Taxes) on its loans, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto; or (iii) impose on any Lender or any Issuing Lender any other condition, cost or expense (other than Taxes) affecting this Agreement or Loans made by such Lender or any Letter of Credit or participation therein; and the result of any of the foregoing shall be to increase the cost to such Lender, any Issuing Lender or such other Recipient of making, converting to, continuing or maintaining any Loan (or of maintaining its obligation to make any such Loan), or to increase the cost to such Lender, such Issuing Lender or such other Recipient of participating in, issuing or maintaining any Letter of Credit (or of maintaining its obligation to participate in or to issue any Letter of Credit), or to reduce the amount of any sum received or receivable by such Lender, such Issuing Lender or such other Recipient hereunder (whether of principal, interest or any other amount) then, upon written request of such Lender, such Issuing Lender or other Recipient, the Borrowers shall promptly pay to any such Lender, such Issuing Lender or other Recipient, as the case may be, such additional amount or amounts as will compensate such Lender, such Issuing Lender or other Recipient, as the case may be, for such additional costs incurred or reduction suffered. (b) Capital Requirements. If any Lender or any Issuing Lender determines that any Change in Law affecting such Lender or such Issuing Lender or any Lending Office of such Lender or such Lender’s or such Issuing Lender’s holding company, if any, regarding capital or liquidity requirements, has or would have the effect of reducing the rate of return on such Lender’s or such Issuing Lender’s capital or on the capital of such Lender’s or such Issuing Lender’s holding company, if any, as a consequence of this Agreement, the Revolving Credit Commitment of such Lender or the Loans made by, or participations in Letters of Credit held by, such Lender, or the Letters of Credit issued by such Issuing Lender, to a level below that which such Lender or such Issuing Lender or such Lender’s or such Issuing Lender’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or such Issuing Lender’s policies and the policies of such Lender’s or such Issuing Lender’s holding company with respect to capital adequacy and liquidity), then from time to time upon written request of such Lender or such Issuing Lender the Borrowers shall promptly pay to such Lender or such Issuing Lender, as the case may be, such additional amount or amounts as will compensate such Lender or such Issuing Lender or such Lender’s or such Issuing Lender’s holding company for any such reduction suffered.

- 66 - (c) Certificates for Reimbursement. A certificate of a Lender, or an Issuing Lender or such other Recipient setting forth the amount or amounts necessary to compensate such Lender or such Issuing Lender, such other Recipient or any of their respective holding companies, as the case may be, as specified in paragraph (a) or (b) of this Section and delivered to the Borrowers, shall be conclusive absent manifest error. The Borrowers shall pay such Lender or such Issuing Lender or such other Recipient, as the case may be, the amount shown as due on any such certificate within ten (10) days after receipt thereof. (d) Delay in Requests. Failure or delay on the part of any Lender or any Issuing Lender or such other Recipient to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s or such Issuing Lender’s or such other Recipient’s right to demand such compensation; provided that the Borrowers shall not be required to compensate any Lender or an Issuing Lender or any other Recipient pursuant to this Section for any increased costs incurred or reductions suffered more than nine (9) months prior to the date that such Lender or such Issuing Lender or such other Recipient, as the case may be, notifies the Borrowers of the Change in Law giving rise to such increased costs or reductions, and of such Lender’s or such Issuing Lender’s or such other Recipient’s intention to claim compensation therefor (except that if the Change in Law giving rise to such increased costs or reductions is retroactive, then the nine-month period referred to above shall be extended to include the period of retroactive effect thereof). (e) Survival. All of the obligations of the Credit Parties under this Section 5.10 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under any Loan Document. SECTION 5.11 Taxes. (a) Defined Terms. For purposes of this Section 5.11, the term “Lender” includes any Issuing Lender and the term “Applicable Law” includes FATCA. (b) Payments Free of Taxes. Any and all payments by or on account of any obligation of any Credit Party under any Loan Document shall be made without deduction or withholding for any Taxes, except as required by Applicable Law. If any Applicable Law (as determined in the good faith discretion of an applicable Withholding Agent) requires the deduction or withholding of any Tax from any such payment by any Withholding Agent, then the applicable Withholding Agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with Applicable Law and, if such Tax is an Indemnified Tax, then the sum payable by the applicable Credit Party shall be increased as necessary so that, after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section 5.11), the applicable Lender (or, in the case of a payment received by the Administrative Agent for its own account, the Administrative Agent) receives an amount equal to the sum it would have received had no such deduction or withholding been made. (c) Payment of Other Taxes by the Credit Parties. The Credit Parties shall timely pay to the relevant Governmental Authority in accordance with Applicable Law, or at the option of the Administrative Agent timely reimburse it for the payment of, any Other Taxes. (d) Indemnification by the Credit Parties. The Credit Parties shall jointly and severally indemnify each Recipient within ten (10) days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 5.11) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of any such payment or liability delivered to the Borrowers by a Recipient (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Recipient, shall be conclusive absent manifest error. (e) [reserved]

- 67 - (f) Evidence of Payments. As soon as practicable after any payment of Taxes by any Credit Party to a Governmental Authority pursuant to this Section 5.11, such Credit Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent. (g) Status of Lender. (i) Any Lender, if entitled to an exemption from or reduction of withholding Tax with respect to any payments made under any Loan Document, shall deliver to the Borrowers and the Administrative Agent, at the time or times reasonably requested by the Borrowers or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrowers or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested in writing by the Borrowers or the Administrative Agent, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by the Borrowers or the Administrative Agent as will enable the Borrowers or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements (including information required to enable GDC Media to comply with its reporting obligations under sections 891E, 891F and 891G of the Irish Taxes Acts). Each party which becomes a Lender or a Participant after the date of this Agreement shall indicate, in the documentation which it executes on becoming a Lender or Participant, and without liability to any Credit Party, which of the following categories it falls in: (a) an Irish Qualifying Lender (other than an Irish Treaty Lender); (b) an Irish Treaty Lender; or (c) not an Irish Qualifying Lender. If any new Lender or any Participant fails to indicate its status in accordance with this Section, then such Lender or Participant, as applicable, shall be treated for the purposes of this Agreement (including by the Credit Parties) as if it is not an Irish Qualifying Lender until such time as it notifies the Credit Parties which category applies. If any such Lender or Participant, as applicable, is an Irish Qualifying Lender on account of being an Irish Treaty Lender, it shall co-operate in completing any procedural formalities necessary for the Borrowers to make that payment without any deduction or withholding of any Tax imposed by Ireland. A Lender or Participant (as relevant) shall, promptly upon becoming aware that a Credit Party must make a deduction or withholding on account of an Irish tax (or that there is any change in the rate or the basis of such a deduction or withholding) in respect of a payment payable to that Lender or Participant as a result of a change in such Lender’s or such Participant’s tax status, notify the Credit Parties accordingly. (ii) Without limiting the generality of the foregoing: (A) any Lender that is a U.S. Person shall deliver to the Borrowers and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrowers or the Administrative Agent), two executed originals of IRS Form W-9 certifying that such Lender is exempt from U.S. federal backup withholding Tax; (B) any Foreign Lender shall, to the extent it is legally eligible to do so, deliver to the Borrower and the Administrative Agent on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), two of whichever of the following is applicable; (1) in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party, executed originals of IRS Form W-8BEN or IRS Form W- 8BEN-E, as applicable, establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to such tax treaty ; (2) executed originals of IRS Form W-8ECI; (3) in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit I-1 to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of the Borrower within the

- 68 - meaning of Section 881(c)(3)(B) of the Code, or a “controlled foreign corporation” related to any Borrower as described in Section 881(c)(3)(C) of the Code and no payments under any Loan Documents are effectively connected with such Lender’s conduct of a U.S. trade or business (a “U.S. Tax Compliance Certificate”) and (y) executed originals of IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable; or (4) to the extent a Foreign Lender is not the beneficial owner (for example, where the Lender is a partnership or a participating Lender), executed originals of IRS Form W- 8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN or IRS Form W-8BEN- E, a U.S. Tax Compliance Certificate substantially in the form of Exhibit I-2 or Exhibit I- 3, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership and not a participating Lender, and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit I-4 on behalf of such direct and indirect partner(s); (C) any Foreign Lender shall, to the extent it is legally eligible to do so, deliver to the Borrowers and the Administrative Agent on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrowers or the Administrative Agent), two executed originals of any other documentation prescribed by Applicable Law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by Applicable Law to permit the Borrower or the Administrative Agent to determine the withholding or deduction, if any, required to be made; and (D) if a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with any requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request by the Borrower or the Administrative Agent) such documentation prescribed by Applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA, to determine whether such Lender has complied with such Lender’s obligations under FATCA and to determine the amount, if any, to deduct and withhold from such payment. Solely for purposes of this clause (D), “FATCA” shall include any amendments made to FATCA after the date of this Agreement. Each Lender agrees that if any documentation it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such documentation or promptly notify the Borrowers and the Administrative Agent in writing of its legal ineligibility to do so. Each Lender hereby authorizes the Administrative Agent to deliver to the Credit Parties and to any successor Administrative Agent any documentation provided by such Lender to the Administrative Agent pursuant to this Section 5.11(g). Notwithstanding any other provision of this Section 5.11(g), a Lender shall not be required to deliver any documentation that such Lender is not legally eligible to deliver. (h) Treatment of Certain Refunds. If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 5.11 (including by the payment of additional amounts pursuant to this Section 5.11), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section 5.11 with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such

- 69 - indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this Section 5.11(h) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this Section 5.11(h), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this Section 5.11(h) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This Section 5.11(h) shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person. (i) Value Added Tax. (i) All amounts set out or expressed in a Loan Document or Letter of Credit to be payable by any party to any Lender(s) and/or the Administrative Agent (a “Finance Party”) which (in whole or in part) constitute the consideration for a supply or supplies for VAT purposes shall be deemed to be exclusive of any VAT which is chargeable on such supply or supplies, and accordingly, subject to clause (ii) below, if VAT is or becomes chargeable on any supply made by any Finance Party to any party under a Loan Document or Letter of Credit and that Finance Party is required to account to the relevant tax authority for the VAT, that party shall pay to the Finance Party (in addition to and at the same time as paying any other consideration for such supply) an amount equal to the amount of such VAT (and such Finance Party shall promptly provide an appropriate VAT invoice to such party). (ii) If VAT is or becomes chargeable on any supply made by any Finance Party (the “Supplier”) to any other Finance Party (the “Receiving Finance Party”) under a Loan Document or Letter of Credit, and any party other than the Receiving Finance Party (the “Subject Party”) is required by the terms of any Loan Document or Letter of Credit to pay an amount equal to the consideration for such supply to the Supplier (rather than being required to reimburse the Receiving Finance Party in respect of that consideration), (x) (where the Supplier is the person required to account to the relevant tax authority for the VAT) the Subject Party must also pay to the Supplier (at the same time as paying that amount) an additional amount equal to the amount of the VAT. The Receiving Finance Party must (where this clause (x) applies) promptly pay to the Subject Party an amount equal to any credit or repayment the Receiving Finance Party receives from the relevant tax authority which the Receiving Finance Party reasonably determines relates to the VAT chargeable on that supply; and (y) (where the Receiving Finance Party is the person required to account to the relevant tax authority for the VAT) the Subject Party must promptly, following demand from the Receiving Finance Party, pay to the Receiving Finance Party an amount equal to the VAT chargeable on that supply but only to the extent that the Receiving Finance Party reasonably determines that it is not entitled to credit or repayment from the relevant tax authority in respect of that VAT. (iii) Where a Loan Document or Letter of Credit requires any party to reimburse or indemnify a Finance Party for any cost or expense, that party shall reimburse or indemnify (as the case may be) such Finance Party for the full amount of such cost or expense, including such part thereof as represents VAT, save to the extent that such Finance Party reasonably determines that it is entitled to credit or repayment in respect of such VAT from the relevant tax authority. (iv) Any reference in this Section 5.11(i) to any party shall, at any time when such party is treated as a member of a group for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the person who is treated at that time as making the supply, or (as appropriate) receiving the supply, under the grouping rules (provided for in Article 11 of Council Directive 2006/112/EC (or as implemented by the relevant member state of the European Union) or any other similar provision in any jurisdiction which is not a member state of the European Union) so that a reference to a party shall be construed as a reference to that party or the relevant group or unity (or fiscal unity) of which that party is a member for VAT purposes at the relevant time or the relevant representative member (or head) of that group or unity (or fiscal unity) at the relevant time (as the case may be).

- 70 - (v) In relation to any supply made by a Lender to any party under a Loan Document or Letter of Credit, if reasonably requested by such Lender, that party must promptly provide such Lender with details of that party’s VAT registration (if applicable) and such other information as is reasonably requested in connection with such Lender’s VAT reporting requirements in relation to such supply. (j) Survival. Each party’s obligations under this Section 5.11 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under any Loan Document. SECTION 5.12 Joint and Several Liability of Borrowers. (a) Each Borrower is accepting joint and several liability hereunder and under the other Loan Documents in consideration of the financial accommodations to be provided by the Lenders under this Agreement, for the mutual benefit, directly and indirectly, of each Borrower and in consideration of the undertakings of the other Borrowers to accept joint and several liability for the Obligations. (b) Each Borrower, jointly and severally, hereby irrevocably and unconditionally accepts, not merely as a surety but also as a co-debtor, joint and several liability with the other Borrowers, with respect to the payment and performance of all of the Obligations (including any Obligations arising under this Section 5.12), it being the intention of the parties hereto that all the Obligations shall be the joint and several obligations of each Borrower without preferences or distinction among them. Accordingly, each Borrower hereby waives any and all suretyship defenses that would otherwise be available to such Borrower under applicable law. (c) If and to the extent that any Borrower shall fail to make any payment with respect to any of the Obligations as and when due, whether upon maturity, acceleration, or otherwise, or to perform any of the Obligations in accordance with the terms thereof, then in each such event the other Borrowers will make such payment with respect to, or perform, such Obligations until such time as all of the Obligations are paid in full, and without the need for demand, protest, or any other notice or formality. (d) The Obligations of each Borrower under the provisions of this Section 5.12 constitute the absolute and unconditional, full recourse Obligations of each Borrower enforceable against each Borrower to the full extent of its properties and assets, irrespective of the validity, regularity or enforceability of the provisions of this Agreement (other than this Section 5.12(d)) or any other circumstances whatsoever. (e) Without limiting the generality of the foregoing and except as otherwise expressly provided in this Agreement, each Borrower hereby waives presentments, demands for performance, protests and notices, including notices of acceptance of its joint and several liability, notice of any Loans, any portion or any Letters of Credit issued under or pursuant to this Agreement, notice of the occurrence of any Default, Event of Default, notices of nonperformance, notices of protest, notices of dishonor, notices of acceptance of this Agreement, notices of the existence, creation, or incurring of new or additional Obligations or other financial accommodations or of any demand for any payment under this Agreement, notice of any action at any time taken or omitted by the Administrative Agent or any Lender under or in respect of any of the Obligations, any right to proceed against any other Borrower or any other Person, to proceed against or exhaust any security held from any other Borrower or any other Person, to protect, secure, perfect, or insure any security interest or Lien on any property subject thereto or exhaust any right to take any action against any other Borrower, any other Person, or any collateral, to pursue any other remedy in any Secured Party’s power whatsoever, any requirement of diligence or to mitigate damages and, generally, to the extent permitted by applicable law, all demands, notices and other formalities of every kind in connection with this Agreement (except as otherwise provided in this Agreement), any right to assert against any Secured Party, any defense (legal or equitable), set-off, counterclaim, or claim which each Borrower may now or at any time hereafter have against any other Borrower or any other party liable to any Secured Party, any defense, set- off, counterclaim, or claim, of any kind or nature, arising directly or indirectly from the present or future lack of perfection, sufficiency, validity, or enforceability of the Obligations or any security therefor, and any right or defense arising by reason of any claim or defense based upon an election of remedies by any Secured Party including any defense based upon an impairment or elimination of such Borrower’s rights of subrogation, reimbursement, contribution, or indemnity of such Borrower against any other Borrower. Without limiting the

- 71 - generality of the foregoing, each Borrower hereby assents to, and waives notice of, any extension or postponement of the time for the payment of any of the Obligations, the acceptance of any payment of any of the Obligations, the acceptance of any partial payment thereon, any waiver, consent or other action or acquiescence by the Administrative Agent or any Lender at any time or times in respect of any default by any Borrower in the performance or satisfaction of any term, covenant, condition or provision of this Agreement, any and all other indulgences whatsoever by the Administrative Agent or any Lender in respect of any of the Obligations, and the taking, addition, substitution or release, in whole or in part, at any time or times, of any security for any of the Obligations or the addition, substitution or release, in whole or in part, of any Borrower. Without limiting the generality of the foregoing, each Borrower assents to any other action or delay in acting or failure to act on the part of the Administrative Agent or any Lender with respect to the failure by any Borrower to comply with any of its respective Obligations, including any failure strictly or diligently to assert any right or to pursue any remedy or to comply fully with applicable laws or regulations thereunder, which might, but for the provisions of this Section 5.12 afford grounds for terminating, discharging or relieving any Borrower, in whole or in part, from any of its Obligations under this Section 5.12, it being the intention of each Borrower that, so long as any of the Obligations hereunder remain unsatisfied, the Obligations of each Borrower under this Section 5.12 shall not be discharged except by performance and then only to the extent of such performance. The Obligations of each Borrower under this Section 5.12 shall not be diminished or rendered unenforceable by any winding up, reorganization, arrangement, liquidation, reconstruction or similar proceeding with respect to any other Borrower or the Administrative Agent or any Lender. Each of the Borrowers waives, to the fullest extent permitted by law, the benefit of any statute of limitations affecting its liability hereunder or the enforcement hereof. Any payment by any Borrower or other circumstance which operates to toll any statute of limitations as to any Borrower shall operate to toll the statute of limitations as to each of the Borrowers. Each of the Borrowers waives any defense based on or arising out of any defense of any Borrower or any other Person, other than payment of the Obligations to the extent of such payment, based on or arising out of the disability of any Borrower or any other Person, or the validity, legality, or unenforceability of the Obligations or any part thereof from any cause, or the cessation from any cause of the liability of any Borrower other than payment of the Obligations to the extent of such payment. The Administrative Agent, on behalf of the Secured Parties, may foreclose upon any Collateral held by the Administrative Agent by one or more judicial or nonjudicial sales or other dispositions, whether or not every aspect of any such sale is commercially reasonable or otherwise fails to comply with applicable law or may exercise any other right or remedy the Administrative Agent or any Secured Party may have against any Borrower or any other Person, or any security, in each case, without affecting or impairing in any way the liability of any of the Borrowers hereunder except to the extent the Obligations have been paid. (f) Each Borrower represents and warrants to the Administrative Agent and each Lender that such Borrower is currently informed of the financial condition of Borrowers and of all other circumstances which a diligent inquiry would reveal and which bear upon the risk of nonpayment of the Obligations. Each Borrower further represents and warrants to the Administrative Agent and each Lender that such Borrower has read and understands the terms and conditions of the Loan Documents. Each Borrower hereby covenants that such Borrower will continue to keep informed of Borrowers’ financial condition and of all other circumstances which bear upon the risk of nonpayment or nonperformance of the Obligations. (g) The provisions of this Section 5.12 are made for the benefit of the Administrative Agent and each other Secured Party, and their respective successors and assigns, and may be enforced by it or them from time to time against any or all Borrowers as often as occasion therefor may arise and without requirement on the part of the Administrative Agent or any Secured Party, or any of their successors or assigns first to marshal any of its or their claims or to exercise any of its or their rights against any Borrower or to exhaust any remedies available to it or them against any Borrower or to resort to any other source or means of obtaining payment of any of the Obligations hereunder or to elect any other remedy. The provisions of this Section 5.12 shall remain in effect until all of the Obligations shall have been paid in full or otherwise fully satisfied. If at any time, any payment, or any part thereof, made in respect of any of the Obligations, is rescinded or must otherwise be restored or returned by the Administrative Agent or any Secured Party upon the insolvency, bankruptcy or reorganization of any Borrower, or otherwise, the provisions of this Section 5.12 will forthwith be reinstated in effect, as though such payment had not been made. (h) Each Borrower hereby agrees that it will not enforce any of its rights that arise from the existence, payment, performance or enforcement of the provisions of this Section 5.12, including rights of subrogation,

- 72 - reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Administrative Agent or any Secured Party against any Borrower, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including the right to take or receive from any Borrower, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security solely on account of such claim, remedy or right, unless and until such time as all of the Obligations have been paid in full in cash. Any claim which any Borrower may have against any other Borrower with respect to any payments to the Administrative Agent or any Secured Party hereunder or under any of the Cash Management Agreements are hereby expressly made subordinate and junior in right of payment, without limitation as to any increases in the Obligations arising hereunder or thereunder, to the prior payment in full in cash of the Obligations and, in the event of any insolvency, bankruptcy, receivership, liquidation, reorganization or other similar proceeding under the laws of any jurisdiction relating to any Borrower, its debts or its assets, whether voluntary or involuntary, all such Obligations shall be paid in full in cash before any payment or distribution of any character, whether in cash, securities or other property, shall be made to any other Borrower therefor. If any amount shall be paid to any Borrower in violation of the immediately preceding sentence, such amount shall be held in trust for the benefit of the Administrative Agent, for the benefit of the Secured Parties, and shall forthwith be paid to the Administrative Agent to be credited and applied to the Obligations and all other amounts payable under this Agreement, whether matured or unmatured, in accordance with the terms of this Agreement, or to be held as Collateral for any Obligations or other amounts payable under this Agreement thereafter arising. Notwithstanding anything to the contrary contained in this Agreement, no Borrower may exercise any rights of subrogation, contribution, indemnity, reimbursement or other similar rights against, and may not proceed or seek recourse against or with respect to any property or asset of, any other Borrower (the “Foreclosed Borrower”), including after payment in full of the Obligations, if all or any portion of the Obligations have been satisfied in connection with an exercise of remedies in respect of the Equity Interests of such Foreclosed Borrower whether pursuant to this Agreement or otherwise. (i) No liability shall extend to a Borrower which is an Irish Credit Party under this Section 5.12 to the extent that it would constitute this Section 5.12 as the giving of unlawful financial assistance by that Irish Credit Party for the purposes of section 82 of the Irish Companies Act. SECTION 5.13 Incremental Increases. (a) Request for Incremental Increase. At any time after the Restatement Effective Date, upon written notice to the Administrative Agent, the Borrowers may, from time to time, request (i) one or more incremental term loan commitments (an “Incremental Term Loan Commitment”) to make one or more additional term loans, including, without limitation, a borrowing of an additional term loan the principal amount of which will be added to the outstanding principal amount of the existing tranche of Term Loans with the latest scheduled maturity date (any such additional term loan, an “Incremental Term Loan”) and/or (ii) one or more increases in the Revolving Credit Commitments (each, a “Incremental Revolving Credit Facility Increase” and, together with the Incremental Term Loan Commitments and Incremental Term Loans, the “Incremental Increases”); provided, that, (A) the aggregate initial principal amount of such requested Incremental Increase shall not exceed the Incremental Facilities Limit, (B) any such Incremental Increases shall be in a minimum amount of $5,000,000 (or such lesser amount as agreed to by the Administrative Agent) or, if less, the remaining amount of the Incremental Facilities Limit, (C) no Lender will be required otherwise obligated to provide any portion of such Incremental Increase and (D) no more than five (5) Incremental Increases shall be permitted to be requested during the term of this Agreement. (b) Incremental Lenders. Each notice from the Borrowers pursuant to this Section 5.13 shall set forth the requested amount and proposed terms of the relevant Incremental Increase. Incremental Increases may be provided by any existing Lender or by any other Persons (each such Lender or other Person, an “Incremental Lender”); provided that the Administrative Agent and/or each Issuing Lender, as applicable, shall have consented (not to be unreasonably withheld or delayed) to such Incremental Lender’s providing such Incremental Increases solely to the extent any such consent would be required under Section 12.9(b) for an assignment of Loans or Commitments, as applicable, to such Incremental Lender. Each such notice shall also include a bona fide offer to each Lender to provide up to its pro rata portion of such Incremental Increase, on the same terms and conditions as the proposed Incremental Increase according to the respective principal amount of the Term Loans and Revolving Credit Commitments held by such Lender. Each Lender shall have the right, exercisable no later than seven (7)

- 73 - Business Days after the date of delivery of such notice, to accept or decline such request to provide such Incremental Increase. (c) Increase Effective Date and Allocations. The Administrative Agent and the Borrowers shall determine the effective date (the “Increase Effective Date”) and the final allocation of such Incremental Increase (limited in the case of the Incremental Lenders to their own respective allocations thereof). The Administrative Agent shall promptly notify the Borrowers and the Incremental Lenders of the final allocation of such Incremental Increases and the Increase Effective Date. (d) Terms of Incremental Increases. The terms of each Incremental Increase (which shall be set forth in the relevant Incremental Amendment) shall be determined by the Borrowers and the applicable Incremental Lenders; provided, that: (i) in the case of each Incremental Term Loan: (A) the maturity of any such Incremental Term Loan shall not be earlier than the latest scheduled maturity date of the Loans and Commitments in effect as of the Increase Effective Date and the Weighted Average Life to Maturity of any such Incremental Term Loan shall not be shorter than the remaining Weighted Average Life to Maturity of such latest maturing Term Loans; (B) the All-In Yield and pricing grid, if applicable, for such Incremental Term Loan shall be determined by the applicable Incremental Lenders and the Borrowers on the applicable Increase Effective Date; (C) any mandatory prepayment (other than scheduled amortization payments) of each Incremental Term Loan shall be made on a pro rata basis with all then existing Term Loans, except that the Borrowers and the Incremental Lenders in respect of such Incremental Term Loan may, in their sole discretion, elect to prepay or receive, as applicable, any prepayments on a less than pro rata basis (but not on a greater than pro rata basis); and (D) except as provided above, all other terms and conditions applicable to any Incremental Term Loan shall be consistent with the terms and conditions applicable to the 2025 Term Loans or otherwise reasonably satisfactory to the Administrative Agent and the Borrowers (provided that such other terms and conditions, taken as a whole, shall not be more favorable to the Lenders under any Incremental Term Loans than such other terms and conditions, taken as a whole, under the 2025 Term Loans); (ii) in the case of each Incremental Revolving Credit Facility Increase: (A) each such Incremental Revolving Credit Facility Increase shall have the same terms, including maturity, Applicable Margin and Commitment Fees, as the Revolving Credit Facility; provided, that, (x) any upfront fees payable by the Borrowers to the Lenders under any Incremental Revolving Credit Facility Increases may differ from those payable under the then existing Revolving Credit Commitment and (y) the Applicable Margins or Commitment Fees or interest rate floor applicable to any Incremental Revolving Credit Facility Increase may be higher than the Applicable Margins or Commitment Fees or interest rate floor applicable to the Revolving Credit Facility if the Applicable Margins or Commitment Fees or interest rate floor applicable to the Revolving Credit Facility are increased to equal the Applicable Margins and Commitment Fees and interest rate floor applicable to such Incremental Revolving Credit Facility Increase; and (B) the outstanding Revolving Credit Loans and Revolving Credit Commitment Percentages of L/C Obligations will be reallocated by the Administrative Agent on the applicable Increase Effective Date among the Revolving Credit Lenders (including the Incremental Lenders providing such Incremental Revolving Credit Facility Increase) in accordance with their revised Revolving Credit Commitment Percentages (and the Revolving Credit Lenders (including the

- 74 - Incremental Lenders providing such Incremental Revolving Credit Facility Increase) agree to make all payments and adjustments necessary to effect such reallocation and the Borrower shall pay any and all costs required pursuant to Section 5.9 in connection with such reallocation as if such reallocation were a repayment); (iii) each Incremental Increase shall constitute Obligations of the Borrowers and will be guaranteed by the Guarantors and secured on a pari passu basis with the other Secured Obligations; and (iv) Notwithstanding clauses (i)(D) and (ii) of this Section 5.13(d) to the contrary, the terms and conditions applicable to an Incremental Term Loan or Incremental Revolving Credit Facility Increase may be different than the terms and conditions applicable to the 2025 Term Loans or Revolving Credit Facility, as applicable, if such differences are applicable solely to periods after the latest scheduled maturity date of the Loans and Commitments in effect as of the Increase Effective Date. (e) Conditions to Effectiveness of Incremental Increases. Any Incremental Increase shall become effective as of such Increase Effective Date and shall be subject to the following conditions precedent, which, in the case of an Incremental Term Loan incurred solely to finance a substantially concurrent Limited Condition Acquisition, shall be subject to Section 1.10: (i) no Default or Event of Default shall exist on such Increase Effective Date immediately prior to or after giving effect to (A) such Incremental Increase or (B) the making of the initial Extensions of Credit pursuant thereto; (ii) all of the representations and warranties set forth in Article 7 shall be true and correct in all material respects (or if qualified by materiality or Material Adverse Effect, in all respects) as of such Increase Effective Date, or if such representation speaks as of an earlier date, as of such earlier date; (iii) the Administrative Agent shall have received from the Borrowers a Compliance Certificate demonstrating that the Borrowers are in compliance with the financial covenants set forth in Section 9.15, in each case based on the financial statements for the most recently completed Reference Period, both before and after giving effect on a Pro Forma Basis to the incurrence of any such Incremental Increase (and assuming that any such Incremental Revolving Credit Facility Increase is fully drawn) and any Permitted Acquisition, refinancing of Indebtedness or other event consummated in connection therewith giving rise to a Pro Forma Basis adjustment; (iv) the Credit Parties shall have executed an Incremental Amendment in form and substance reasonably acceptable to the Borrowers and the applicable Incremental Lenders; and (v) the Administrative Agent shall have received from the Borrowers any customary legal opinions or other documents (including a resolution duly adopted by the board of directors (or equivalent governing body) of each Credit Party authorizing such Incremental Increase), modifications to existing Mortgages and other instruments and documents of the type required by Section 8.14(e) and reasonably requested by the Administrative Agent in connection with such Incremental Increase. (f) Incremental Amendments. Each such Incremental Increase shall be effected pursuant to an amendment (an “Incremental Amendment”) to this Agreement and, as appropriate, the other Loan Documents, executed by the Credit Parties, the Administrative Agent and the applicable Incremental Lenders, which Incremental Amendment may, without the consent of any other Lenders and notwithstanding anything to the contrary in Section 12.2, effect such amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent, to effect the provisions of this Section 5.13.

- 75 - (g) Use of Proceeds. The proceeds of any Incremental Increase may be used by the Borrowers and their Subsidiaries for working capital and other general corporate purposes, including the financing of Permitted Acquisitions and other Investments permitted hereunder and any other use not prohibited by this Agreement. SECTION 5.14 Mitigation Obligations; Replacement of Lenders. (a) Designation of a Different Lending Office. If any Lender requests compensation under Section 5.10, or requires the Borrowers to pay any Indemnified Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 5.11, then such Lender shall, at the request of the Borrowers, use reasonable efforts to designate a different Lending Office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 5.10 or Section 5.11, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment. (b) Replacement of Lenders. If any Lender requests compensation under Section 5.10, or if the Borrowers are required to pay any Indemnified Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 5.11, and, in each case, such Lender has declined or is unable to designate a different Lending Office in accordance with Section 5.14(a), or if any Lender is a Defaulting Lender or a Non-Consenting Lender, then the Borrowers may, at their sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 12.9), all of its interests, rights (other than its existing rights to payments pursuant to Section 5.10 or Section 5.11) and obligations under this Agreement and the related Loan Documents to an Eligible Assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that: (i) the Borrowers shall have paid to the Administrative Agent the assignment fee (if any) specified in Section 12.9; (ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any amounts under Section 5.9) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts); (iii) in the case of any such assignment resulting from a claim for compensation under Section 5.10 or payments required to be made pursuant to Section 5.11, such assignment will result in a reduction in such compensation or payments thereafter; (iv) such assignment does not conflict with Applicable Law; and (v) in the case of any assignment resulting from a Lender becoming a Non-Consenting Lender, the applicable assignee shall have consented to the applicable amendment, waiver or consent. A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrowers to require such assignment and delegation cease to apply. Each party hereto agrees that (x) an assignment required pursuant to this Section 5.14 may be effected pursuant to an Assignment and Assumption executed by the Borrowers, the Administrative Agent and the assignee and (y) the Lender required to make such assignment need not be a party thereto in order for such assignment to be effective and shall be deemed to have consented to and be bound by the terms thereof; provided that, following the effectiveness of any such assignment, the other parties to such assignment agree to execute and deliver such documents

- 76 - necessary to evidence such assignment as reasonably requested by the applicable Lender or the Administrative Agent, provided, further that any such documents shall be without recourse to or warranty by the parties thereto. (c) Selection of Lending Office. Subject to Section 5.14(a), each Lender may make any Loan to the Borrowers through any Lending Office, provided that the exercise of this option shall not affect the obligations of the Borrowers to repay the Loan in accordance with the terms of this Agreement or otherwise alter the rights of the parties hereto. SECTION 5.15 Defaulting Lenders (a) Defaulting Lender Adjustments. Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Defaulting Lender, then, until such time as such Lender is no longer a Defaulting Lender, to the extent permitted by Applicable Law: (i) Waivers and Amendments. Such Defaulting Lender’s right to approve or disapprove any amendment, waiver or consent with respect to this Agreement shall be restricted as set forth in the definitions of “Required Lenders” “Required Revolving Credit Lenders” or “Required Term Loan Lenders” and Section 12.2. (ii) Defaulting Lender Waterfall. Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of such Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Article 10 or otherwise) or received by the Administrative Agent from a Defaulting Lender pursuant to Section 12.4 shall be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder; second, to the payment on a pro rata basis of any amounts owing by such Defaulting Lender to the Issuing Lenders hereunder; third, to Cash Collateralize the Fronting Exposure of the Issuing Lenders with respect to such Defaulting Lender in accordance with Section 5.16; fourth, as the Borrower may request (so long as no Default or Event of Default exists), to the funding of any Loan or funded participation in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; fifth, if so determined by the Administrative Agent and the Borrower, to be held in a deposit account and released pro rata in order to (A) satisfy such Defaulting Lender’s potential future funding obligations with respect to Loans and funded participations under this Agreement and (B) Cash Collateralize the Issuing Lenders’ future Fronting Exposure with respect to such Defaulting Lender with respect to future Letters of Credit issued under this Agreement, in accordance with Section 5.16; sixth, to the payment of any amounts owing to the Lenders or the Issuing Lenders as a result of any judgment of a court of competent jurisdiction obtained by any Lender or any Issuing Lender against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; seventh, so long as no Default or Event of Default exists, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; and eighth, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if (1) such payment is a payment of the principal amount of any Loans or funded participations in Letters of Credit in respect of which such Defaulting Lender has not fully funded its appropriate share, and (2) such Loans were made or the related Letters of Credit were issued at a time when the conditions set forth in Section 6.3 were satisfied or waived, such payment shall be applied solely to pay the Loans of or funded participations in Letters of Credit owed to all applicable Non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of or funded participations in Letters of Credit owed to such Defaulting Lender until such time as all Loans and funded and unfunded participations in L/C Obligations are held by the applicable Lenders pro rata in accordance with the Revolving Credit Commitments under the applicable Revolving Credit Facility, without giving effect to Section 5.15(a)(iv). Any payments, prepayments or other

- 77 - amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post Cash Collateral pursuant to this Section 5.15(a)(ii) shall be deemed paid to and redirected by such Defaulting Lender, and each Lender and Issuing Lender irrevocably consents hereto. (iii) Certain Fees. (A) No Defaulting Lender shall be entitled to receive any Commitment Fee for any period during which that Lender is a Defaulting Lender (and the Borrowers shall not be required to pay any such fee that otherwise would have been required to have been paid to that Defaulting Lender). (B) Each Defaulting Lender shall be entitled to receive Letter of Credit commissions pursuant to Section 3.3 for any period during which that Lender is a Defaulting Lender only to the extent allocable to its Revolving Credit Commitment Percentage of the stated amount of Letters of Credit for which it has provided Cash Collateral pursuant to Section 5.16. (C) With respect to any Commitment Fee or Letter of Credit commission not required to be paid to any Defaulting Lender pursuant to clause (A) or (B) above, the Borrowers shall (1) pay to each Non-Defaulting Lender that portion of any such fee otherwise payable to such Defaulting Lender with respect to such Defaulting Lender’s participation in L/C Obligations that has been reallocated to such Non-Defaulting Lender pursuant to clause (iv) below, (2) pay to each applicable Issuing Lender the amount of any such fee otherwise payable to such Defaulting Lender to the extent allocable to such Issuing Lender’s Fronting Exposure to such Defaulting Lender, and (3) not be required to pay the remaining amount of any such fee. (iv) Reallocation of Participations to Reduce Fronting Exposure. All or any part of such Defaulting Lender’s participation in L/C Obligations shall be reallocated among the Non- Defaulting Lenders in accordance with their respective Revolving Credit Commitment Percentages (calculated without regard to such Defaulting Lender’s Revolving Credit Commitment) but only to the extent that such reallocation does not cause the aggregate Revolving Credit Exposure of any Non-Defaulting Lender to exceed such Non-Defaulting Lender’s Revolving Credit Commitment. Subject to Section 12.23, no reallocation hereunder shall constitute a waiver or release of any claim of any party hereunder against a Defaulting Lender arising from that Lender having become a Defaulting Lender, including any claim of a Non- Defaulting Lender as a result of such Non-Defaulting Lender’s increased exposure following such reallocation. (v) Cash Collateral. If the reallocation described in clause (iv) above cannot, or can only partially, be effected, the Borrower shall, without prejudice to any right or remedy available to it hereunder or under law, Cash Collateralize the Issuing Lenders’ Fronting Exposure in accordance with the procedures set forth in Section 5.16. (vi) Defaulting Lender Cure. If the Borrowers, the Administrative Agent and the Issuing Lenders agree in writing that a Lender is no longer a Defaulting Lender, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein (which may include arrangements with respect to any Cash Collateral), such Lender will, to the extent applicable, purchase at par that portion of outstanding Loans of the other Lenders under the applicable Credit Facilities or take such other actions as the Administrative Agent may determine to be necessary to cause the Loans and funded and unfunded participations in Letters of Credit to be held pro rata by the Lenders in accordance with the Commitments under the applicable Credit Facility (without giving

- 78 - effect to Section 5.15(a)(iv)), whereupon such Lender will cease to be a Defaulting Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrowers while that Lender was a Defaulting Lender; and provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Non-Defaulting Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender. SECTION 5.16 Cash Collateral. At any time that there shall exist a Defaulting Lender, within one Business Day following the written request of the Administrative Agent or any Issuing Lender (with a copy to the Administrative Agent), the Borrowers shall Cash Collateralize the Fronting Exposure of such Issuing Lender with respect to such Defaulting Lender (determined after giving effect to Section 5.15(a)(iv) and any Cash Collateral provided by such Defaulting Lender) in an amount not less than the Minimum Collateral Amount. (a) Grant of Security Interest. The Borrowers, and to the extent provided by any Defaulting Lender, such Defaulting Lender, hereby grants to the Administrative Agent, for the benefit of each Issuing Lender, and agrees to maintain, a first priority security interest in all such Cash Collateral as security for the Defaulting Lender’s obligation to fund participations in respect of L/C Obligations, to be applied pursuant to subsection (b) below. If at any time the Administrative Agent determines that Cash Collateral is subject to any right or claim of any Person other than the Administrative Agent, each Issuing Lender as herein provided, or that the total amount of such Cash Collateral is less than the Minimum Collateral Amount, the Borrowers will, promptly upon demand by the Administrative Agent, pay or provide to the Administrative Agent additional Cash Collateral in an amount sufficient to eliminate such deficiency (after giving effect to any Cash Collateral provided by the Defaulting Lender). (b) Application. Notwithstanding anything to the contrary contained in this Agreement or any other Loan Document, Cash Collateral provided under this Section 5.16 or Section 5.15 in respect of Letters of Credit shall be applied to the satisfaction of the Defaulting Lender’s obligation to fund participations in respect of L/C Obligations (including, as to Cash Collateral provided by a Defaulting Lender, any interest accrued on such obligation) for which the Cash Collateral was so provided, prior to any other application of such property as may otherwise be provided for herein. (c) Termination of Requirement. Cash Collateral (or the appropriate portion thereof) provided to reduce the Fronting Exposure of any Issuing Lender shall no longer be required to be held as Cash Collateral pursuant to this Section 5.16 following (i) the elimination of the applicable Fronting Exposure (including by the termination of Defaulting Lender status of the applicable Lender), or (ii) the determination by the Administrative Agent and the Issuing Lenders that there exists excess Cash Collateral; provided that, subject to Section 5.15, the Person providing Cash Collateral and the Issuing Lenders may agree that Cash Collateral shall be held to support future anticipated Fronting Exposure or other obligations; and provided further that to the extent that such Cash Collateral was provided by the Borrowers, such Cash Collateral shall remain subject to the security interest granted pursuant to the Loan Documents. ARTICLE 6 CONDITIONS OF RESTATEMENT EFFECTIVE DATE SECTION 6.1 Conditions to Restatement Effective Date. Except for those items that are permitted to be satisfied on a post-closing basis pursuant to Section 8.23, the effectiveness of the Amendment and Restatement Agreement is subject to the satisfaction of each of the following conditions: (a) Executed Loan Documents. This Agreement, a Revolving Credit Note in favor of each Revolving Credit Lender requesting a Revolving Credit Note, a Term Loan Note in favor of each Term Loan Lender requesting a Term Loan Note, the Security Documents to be delivered on the Restatement Effective Date and the Guaranty Agreements to be delivered on the Restatement Effective Date, together with any other applicable Loan Documents, shall have been duly authorized, executed and delivered to the Administrative Agent by the parties thereto. (b) Closing Certificates; Etc. The Administrative Agent shall have received each of the following in form and substance reasonably satisfactory to the Administrative Agent:

- 79 - (i) Officer’s Certificate. A certificate from a Responsible Officer of Holdings to the effect that the conditions specified in Sections 6.1(d) and (f) below have been satisfied. (ii) Certificate of Secretary of each Credit Party. A certificate of a Responsible Officer of each Credit Party certifying as to the incumbency and genuineness of the signature of each officer of such Credit Party executing Loan Documents to which it is a party and certifying that attached thereto is a true, correct and complete copy of (A) the articles or certificate of incorporation or formation (or equivalent), as applicable, of such Credit Party and all amendments thereto, certified as of a recent date by the appropriate Governmental Authority in its jurisdiction of incorporation, organization or formation (or equivalent), as applicable, (B) the bylaws or governing documents or equivalent constitutional documents of such Credit Party as in effect on the Restatement Effective Date, (C) resolutions duly adopted by the board of directors (or other equivalent governing body) of such Credit Party authorizing and approving the transactions contemplated hereunder and the execution, delivery and performance of this Agreement and the other Loan Documents to which it is a party, and (D) each certificate required to be delivered pursuant to Section 6.1(b)(iii). In addition, in the case of each Irish Credit Party such certificate shall certify (A) that the entry into the Loan Documents by such Irish Credit Party does not constitute unlawful financial assistance within the meaning of Section 82 of the Irish Companies Act; and (ii) that such Irish Credit Party and each other Credit Party constitute a group of companies for the purposes of section 243 of the Irish Companies Act consisting of Holdings as holding company and each other Credit Party as a subsidiary. (iii) Certificates of Good Standing. To the extent applicable in the relevant jurisdiction of jurisdiction of incorporation, organization or formation, certificates as of a recent date of the good standing of each Credit Party under the laws of its jurisdiction of incorporation, organization or formation (or equivalent if any) (where such concept is legally relevant), as applicable, and, to the extent requested by the Administrative Agent, each other jurisdiction where such Credit Party is qualified to do business (where such concept is legally relevant). (iv) Opinions of Counsel. Opinions of (A) U.S. counsel to the Credit Parties, (B) Jersey counsel to the Administrative Agent, and (C) Irish counsel to the Administrative Agent, including, in each case, opinions of special counsel and local counsel as may be reasonably requested by the Administrative Agent, addressed to the Administrative Agent and the Lenders party to this Agreement as of the Restatement Effective Date, and with respect to the Credit Parties, the Loan Documents and such other matters as the Administrative Agent shall request. (c) Personal Property Collateral. (i) Filings and Recordings. Subject to the limitations and qualifications in the Security Documents, the Administrative Agent shall have received all filings and recordations (and authorizations to make such filings and recordations) that are necessary to perfect the security interests of the Administrative Agent, on behalf of the Secured Parties, in the Collateral and the Administrative Agent shall have received evidence reasonably satisfactory to the Administrative Agent that upon such filings and recordations such security interests constitute valid and perfected first priority Liens thereon (subject to Permitted Liens). (ii) [Reserved]. (d) Representations and Warranties. (i) Specified Purchase Agreement Representations. The representations and warranties made by Odds Holdings, Inc. and/or the existing equity holders of Odds Holdings, Inc. or its subsidiaries or affiliates or with respect to Odds Holdings, Inc., in each case in the Oddsjam Acquisition Agreement as are material to the interests of the Lenders, shall be true and correct as of the Restatement Effective Date but only to the extent that Holdings or its affiliates have the right to terminate their respective obligations under the Oddsjam Acquisition Agreement or otherwise decline to close the Oddsjam Acquisition as a result of a breach of any such representations and warranties or any such representations and warranties not being accurate (in each case, determined without regard to any notice requirement).

- 80 - (ii) Specified Representations. The representations and warranties set forth in Sections 7.1, 7.3, 7.4, 7.10, 7.11, 7.16 and 7.19(d) shall be true, correct and complete in all material respects (or if qualified by materiality or reference to Material Adverse Effect, which such representation and warranty shall be true and correct in all respects). (e) Financial Matters. (i) Financial Statements. The Administrative Agent shall have received the Financial Statements (as defined in the Oddsjam Acquisition Agreement as in effect on December 12, 2024). (ii) Pro Forma Financial Statements. The Administrative Agent shall have received a pro forma consolidated balance sheet and related pro forma consolidated statements of income and cash flows of Holdings internally prepared by management of Holdings for the fiscal year ended December 31, 2023 and for the four-quarter period ending September 30, 2024. (iii) Financial Projections. The Administrative Agent shall have received projections prepared by management of Holdings, of balance sheets, income statements and cash flow statements in form and substance reasonably satisfactory to the Administrative Agent, which shall not be inconsistent with any financial information or projections previously delivered to the Administrative Agent. (iv) Financial Condition/Solvency Certificate. Holdings shall have delivered to the Administrative Agent a certificate, in form and substance reasonably satisfactory to the Administrative Agent, and certified as accurate by the chief financial officer of Holdings, that after giving effect to the Transactions, Holdings and its Subsidiaries (on a consolidated basis) are Solvent. The Administrative Agent acknowledges and agrees that as of the Restatement Effective Date it has received the information specified in paragraphs (e)(i) through (e)(iii) above. (f) Material Adverse Effect. Since December 12, 2024, there has not been any “Material Adverse Effect” (as defined in the Oddsjam Acquisition Agreement as in effect on December 12, 2024). (g) Oddsjam Acquisition. The Oddsjam Acquisition shall be consummated substantially concurrently on the terms described in the Oddsjam Acquisition Agreement without giving effect to any waiver, modification or consent thereunder that is materially adverse to the interests of the Lenders (as reasonably determined by the Arranger (as defined in clause (i) of the definition thereof)), it being understood that the third party beneficiary rights applicable to the Arranger (as defined in clause (i) of the definition thereof)and the Lenders or the governing law as it relates to the Arranger (as defined in clause (i) of the definition thereof) and the Lenders shall be deemed to be materially adverse to the interests of the Lenders) unless approved by the Arranger (as defined in clause (i) of the definition thereof). (h) PATRIOT Act, etc. (i) The Administrative Agent and the Lenders shall have received, at least five (5) Business Days prior to the Restatement Effective Date, all documentation and other information requested by the Administrative Agent or required by regulatory authorities in order for the Administrative Agent and the Lenders to comply with requirements of any Anti-Money Laundering Laws, including the PATRIOT Act and any applicable “know your customer” rules and regulations that has been requested at least 10 Business Days prior to the Restatement Effective Date. (ii) The Borrowers shall have delivered to the Administrative Agent a Beneficial Ownership Certification in relation to it (or a certification that the Borrowers qualify for an express exclusion from the “legal entity customer” definition under the Beneficial Ownership Regulations), in each case at least five (5) Business Days prior to the Restatement Effective Date that has been requested at least 10 Business Days prior to the Restatement Effective Date.

- 81 - Notwithstanding anything herein to the contrary, it is understood that, to the extent any security interest in any Collateral (other than security interests that may be perfected by (x) the filing of a financing statement under the UCC, (y) the delivery of certificates evidencing the equity securities required to be pledged pursuant to the Loan Documents and (z) the filing of short-form security agreements with the United States Patent and Trademark Office or the United States Copyright Office, as applicable) is not or cannot be perfected on the Restatement Effective Date after the Borrowers’ use of commercially reasonable efforts to do so, then the perfection of such security interests shall not constitute a condition for purposes of Section 6.1(c), but instead shall be required to be perfected after the Restatement Effective Date in accordance with Section 8.23. Without limiting the generality of the provisions of Section 11.3(c) and Section 11.4, for purposes of determining compliance with the conditions specified in this Section 6.1, the Administrative Agent and each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received notice from such Lender prior to the proposed Restatement Effective Date specifying its objection thereto. SECTION 6.2 Conditions to 2025 Funding Date Extensions of Credit. The obligations of the Lenders to make any Extensions of Credit on the 2025 Funding Date are subject to the satisfaction of the following conditions precedent: (a) Restatement Effective Date. The Restatement Effective Date shall have occurred; provided that the 2025 Funding Date shall not occur prior to January 2, 2025 (b) Notice of Borrowing. The Administrative Agent shall have received a Notice of Borrowing from the Borrowers in accordance with Section 2.3(a) hereof. (c) Accrued Interest and Fees. The Borrowers shall have repaid (or caused to be repaid) all accrued and unpaid interest and fees under Sections 5.1 and 5.3 of the Existing Credit Agreement in respect of the Credit Facility (as defined in the Existing Credit Agreement), in each case to, but not including, the 2025 Funding Date. (d) Payment of Fees. The Borrowers shall have paid or made arrangements to pay contemporaneously with the Extensions of Credit on the 2025 Funding Date (A) to the Lenders the fees set forth or referenced in Section 5.3 and any other accrued and unpaid fees or commissions due hereunder, (B) to the Administrative Agent and the Arranger (as defined in clause (i) of the definition thereof) (x) the fees payable on the Restatement Effective Date in the amounts specified in the Fee Letter and (y) all fees, charges and disbursements of counsel to the Administrative Agent and the Arranger (as defined in clause (i) of the definition thereof) (directly to such counsel if requested by the Administrative Agent) to the extent accrued and unpaid prior to or on the Restatement Effective Date, plus such additional amounts of such fees, charges and disbursements as shall constitute its reasonable estimate of such fees, charges and disbursements incurred or to be incurred by it through the closing proceedings (provided, that, such estimate shall not thereafter preclude a final settling of accounts between the Borrowers and the Administrative Agent), in each case to the extent invoiced at least two (2) Business Dates prior to the Restatement Effective Date and (C) to any other Person such amount as may be due thereto in connection with the transactions contemplated hereby, including all taxes, fees and other charges in connection with the execution, delivery, recording, filing and registration of any of the Loan Documents. SECTION 6.3 Conditions to Extensions of Credit after the 2025 Funding Date. Subject to Section 5.13 and Section 1.10 solely with respect to any Incremental Term Loan incurred to finance a substantially concurrent Limited Condition Acquisition, the obligations of the Lenders to make or participate in any Extensions of Credit after the 2025 Funding Date, convert or continue any Loan and/or any Issuing Lender to issue or extend any Letter of Credit are subject to the satisfaction of the following conditions precedent on the relevant borrowing, continuation, conversion, issuance or extension date: (a) Continuation of Representations and Warranties. The representations and warranties contained in this Agreement and the other Loan Documents shall be true and correct in all material respects, except for any representation and warranty that is qualified by materiality or reference to Material Adverse Effect, which such representation and warranty shall be true and correct in all respects, on and as of such borrowing, continuation,

- 82 - conversion, issuance or extension date with the same effect as if made on and as of such date (except for any such representation and warranty that by its terms is made only as of an earlier date, which representation and warranty shall remain true and correct in all material respects as of such earlier date, except for any representation and warranty that is qualified by materiality or reference to Material Adverse Effect, which such representation and warranty shall be true and correct in all respects as of such earlier date). (b) No Existing Default. No Default or Event of Default shall have occurred and be continuing (i) on the borrowing, continuation or conversion date with respect to such Loan or after giving effect to the Loans to be made, continued or converted on such date or (ii) on the issuance or extension date with respect to such Letter of Credit or after giving effect to the issuance or extension of such Letter of Credit on such date. (c) Notices. The Administrative Agent shall have received a Notice of Borrowing, Letter of Credit Application, or Notice of Conversion/Continuation, as applicable, from the Borrowers in accordance with Section 2.3(a), Section 3.2, Section 4.2 or Section 5.2, as applicable. (d) Letters of Credit. So long as any Lender is a Defaulting Lender, the Issuing Lenders shall not be required to issue, extend, renew or increase any Letter of Credit unless it is satisfied that it will have no Fronting Exposure after giving effect thereto. Each Notice of Borrowing, Letter of Credit Application or Notice of Conversion/Continuation, as applicable, submitted by the Borrowers shall be deemed to be a representation and warranty that the conditions specified in Sections 6.3(a) and (b) have been satisfied on and as of the date of the applicable Extension of Credit. ARTICLE 7 REPRESENTATIONS AND WARRANTIES OF THE CREDIT PARTIES To induce the Administrative Agent and the Lenders to enter into this Agreement and to induce the Lenders to make Extensions of Credit, the Credit Parties hereby represent and warrant to the Administrative Agent and the Lenders both before and after giving effect to the transactions contemplated hereunder, which representations and warranties shall be deemed made on the Restatement Effective Date and as otherwise set forth in Section 6.3, that: SECTION 7.1 Organization; Power; Qualification. Each Credit Party and each Subsidiary thereof (a) is duly organized or incorporated, validly existing and in good standing (to the extent the concept is applicable in such jurisdiction) under the laws of the jurisdiction of its incorporation or formation, (b) has the power and authority to own its Properties and to carry on its business as now being and hereafter proposed to be conducted, except where the failure to do so could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, and (c) is duly qualified and authorized to do business in each jurisdiction in which the character of its Properties or the nature of its business requires such qualification and authorization except in jurisdictions where the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The jurisdictions in which each Credit Party and each Subsidiary thereof are organized and qualified to do business as of the Restatement Effective Date are described on Schedule 7.1. Schedule 7.1 identifies each Subsidiary Guarantor as of the Restatement Effective Date. No Credit Party nor any Subsidiary thereof is an Affected Financial Institution or a Covered Party. SECTION 7.2 Ownership. Each Subsidiary of each Credit Party as of the Restatement Effective Date is listed on Schedule 7.2. As of the Restatement Effective Date, the capitalization of each Credit Party and its Subsidiaries consists of the number of shares, authorized, issued and outstanding, of such classes and series, with or without par value, described on Schedule 7.2. All outstanding shares have been duly authorized and validly issued and are fully paid and nonassessable and not subject to any preemptive or similar rights, except as described in Schedule 7.2. As of the Restatement Effective Date, there are no outstanding stock purchase warrants, subscriptions, options, securities, instruments or other rights of any type or nature whatsoever, which are convertible into, exchangeable for or otherwise provide for or require the issuance of Equity Interests of any Credit Party or any Subsidiary thereof, except as described on Schedule 7.2.

- 83 - SECTION 7.3 Authorization; Enforceability. Each Credit Party and each Subsidiary thereof has the right, power and authority and has taken all necessary corporate and other action to authorize the execution, delivery and performance of this Agreement and each of the other Loan Documents to which it is a party in accordance with their respective terms. This Agreement and each of the other Loan Documents have been duly executed and delivered by the duly authorized officers of each Credit Party and each Subsidiary thereof that is a party thereto, and each such document constitutes the legal, valid and binding obligation of each Credit Party and each Subsidiary thereof that is a party thereto, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar state or federal Debtor Relief Laws from time to time in effect which affect the enforcement of creditors’ rights in general and the availability of equitable remedies. SECTION 7.4 Compliance of Agreement, Loan Documents and Borrowing with Laws, Etc. The execution, delivery and performance by each Credit Party and each Subsidiary thereof of the Loan Documents to which each such Person is a party, in accordance with their respective terms, the Extensions of Credit hereunder and the transactions contemplated hereby or thereby do not and will not, by the passage of time, the giving of notice or otherwise, (a) require any Governmental Approval or violate any Applicable Law relating to any Credit Party or any Subsidiary thereof, (b) conflict with, result in a breach of or constitute a default under the Organizational Documents of any Credit Party or any Subsidiary thereof, (c) conflict with, result in a breach of or constitute a default under any indenture, agreement or other instrument to which such Person is a party or by which any of its properties may be bound or any Governmental Approval relating to such Person, which would reasonably be expected to have a Material Adverse Effect, (d) result in or require the creation or imposition of any Lien upon or with respect to any property now owned or hereafter acquired by such Person other than Permitted Liens which would reasonably be expected to have a Material Adverse Effect, or (e) require any consent or authorization of, filing with, or other act in respect of, an arbitrator or Governmental Authority and no consent of any other Person is required in connection with the execution, delivery, performance, validity or enforceability of this Agreement other than (i) consents, authorizations, filings or other acts or consents for which the failure to obtain or make could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (ii) consents or filings under the UCC, (iii) filings with the United States Copyright Office and/or the United States Patent and Trademark Office (or any equivalent in any applicable jurisdiction) and/or the Companies Registration Office of Ireland and (iv) Mortgage filings with the applicable county recording office or register of deeds or property registration authority. SECTION 7.5 Compliance with Law; Governmental Approvals. Each Credit Party and each Subsidiary thereof (a) has all Governmental Approvals required by any Applicable Law for it to conduct its business, each of which is in full force and effect, is final and not subject to review on appeal and is not the subject of any pending or, to its knowledge, threatened attack by direct or collateral proceeding, (b) is in compliance with each Governmental Approval applicable to it and in compliance with all other Applicable Laws relating to it or any of its respective properties and (c) has timely filed all material reports, documents and other materials required to be filed by it under all Applicable Laws with any Governmental Authority and has retained all material records and documents required to be retained by it under Applicable Law; except in each case where such failure to comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. SECTION 7.6 Tax Returns and Payments. Each Credit Party and each Subsidiary thereof has duly filed or caused to be filed all federal, state, and all material local and other tax returns required by Applicable Law to have been filed, and has paid, or made adequate provision for the payment of, all federal, state, local and other Taxes upon it and its property, income, profits and assets which have been due and payable (including in its capacity as a withholding agent), other than any amount the validity of which is currently being contested in good faith by appropriate proceedings and with respect to which reserves in conformity with IFRS have been provided for on the books of the relevant Credit Party. Such returns accurately reflect in all material respects all liability for Taxes of any Credit Party or any Subsidiary thereof for the periods covered thereby. As of the Restatement Effective Date, except as set forth on Schedule 7.6, there is no ongoing audit or examination or, to the knowledge of each of the Credit Parties and each Subsidiary thereof, other investigation by any Governmental Authority of the Tax liability of any Credit Party or any Subsidiary thereof. No Governmental Authority has asserted any federal, state, or other material Lien or other claim against any Credit Party or any Subsidiary thereof with respect to unpaid Taxes which has not been discharged or resolved (other than (a) any amount the validity of which is currently being contested in good faith by appropriate proceedings and with respect to which reserves in conformity with IFRS have been provided for on the books of the relevant Credit Party and (b) Permitted Liens). The charges, accruals and reserves on the books of each Credit Party and each Subsidiary thereof in respect of federal, state, local and other Taxes for

- 84 - all Fiscal Years and portions thereof since the organization of any Credit Party or any Subsidiary thereof are in the judgment of Holdings and the Borrowers adequate, and the Borrowers do not anticipate any material additional Taxes for any of such years. SECTION 7.7 Intellectual Property Matters. Each Credit Party and each Subsidiary thereof owns or possesses rights to use all franchises, licenses, copyrights, copyright applications, patents, patent rights or licenses, patent applications, trademarks, trademark rights, service mark, service mark rights, trade names, trade name rights, copyrights and other rights with respect to the foregoing which are necessary to conduct its business. No event has occurred which permits, or after notice or lapse of time or both would permit, the revocation or termination of any such material rights, and no Credit Party nor any Subsidiary thereof is liable to any Person for infringement under Applicable Law with respect to any such rights as a result of its business operations which would reasonably be expected to have a Material Adverse Effect. SECTION 7.8 Environmental Matters. (a) The properties owned, leased or operated by each Credit Party and each Subsidiary thereof now or in the past do not contain, and to their knowledge have not previously contained, any Hazardous Materials in amounts or concentrations which constitute or constituted a violation of applicable Environmental Laws; (b) Each Credit Party and each Subsidiary thereof and such properties and all operations conducted in connection therewith are in compliance, and have been in compliance, with all applicable Environmental Laws, and there is no contamination at, under or about such properties or such operations which could interfere with the continued operation of such properties or impair the fair saleable value thereof; (c) No Credit Party nor any Subsidiary thereof has received any notice of violation, alleged violation, non-compliance, liability or potential liability regarding environmental matters, Hazardous Materials, or compliance with Environmental Laws, nor does any Credit Party or any Subsidiary thereof have knowledge or reason to believe that any such notice will be received or is being threatened; (d) Hazardous Materials have not been transported or disposed of to or from the properties owned, leased or operated by any Credit Party or any Subsidiary thereof in violation of, or in a manner or to a location which could give rise to liability under, Environmental Laws, nor have any Hazardous Materials been generated, treated, stored or disposed of at, on or under any of such properties in violation of, or in a manner that could give rise to liability under, any applicable Environmental Laws; (e) No judicial proceedings or governmental or administrative action is pending, or, to the knowledge of the Borrowers, threatened, under any Environmental Law to which any Credit Party or any Subsidiary thereof is or will be named as a potentially responsible party, nor are there any consent decrees or other decrees, consent orders, administrative orders or other orders, or other administrative or judicial requirements outstanding under any applicable Environmental Law with respect to any Credit Party, any Subsidiary thereof, with respect to any real property owned, leased or operated by any Credit Party or any Subsidiary thereof or operations conducted in connection therewith; and (f) There has been no release, or to its knowledge, threat of release, of Hazardous Materials at or from properties owned, leased or operated by any Credit Party or any Subsidiary, now or in the past, in violation of or in amounts or in a manner that could give rise to liability under applicable Environmental Laws. SECTION 7.9 Employee Benefit Matters. (a) Except as disclosed in the Holdings SEC Documents, as of the Restatement Effective Date, no Credit Party nor any ERISA Affiliate maintains or contributes to, or has any obligation under, any Employee Benefit Plans other than those described on Schedule 7.9; (b) Each Credit Party and each ERISA Affiliate is in compliance with all applicable provisions of ERISA, the Code and the regulations and published interpretations thereunder with respect to all Employee Benefit

- 85 - Plans except for any required amendments for which the remedial amendment period as defined in Section 401(b) of the Code has not yet expired and except where a failure to so comply could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be so qualified, and each trust related to such plan has been determined to be exempt under Section 501(a) of the Code except for such plans that have not yet received determination letters but for which the remedial amendment period for submitting a determination letter has not yet expired. No liability has been incurred by any Credit Party or any ERISA Affiliate which remains unsatisfied for any taxes or penalties assessed with respect to any Employee Benefit Plan or any Multiemployer Plan except for a liability that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; (c) As of the Restatement Effective Date, no Pension Plan has been terminated, nor has any Pension Plan become subject to funding based upon benefit restrictions under Section 436 of the Code, nor has any funding waiver from the IRS been received or requested with respect to any Pension Plan, nor has any Credit Party or any ERISA Affiliate failed to make any contributions or to pay any amounts due and owing as required by Sections 412 or 430 of the Code, Section 302 of ERISA or the terms of any Pension Plan on or prior to the due dates of such contributions under Sections 412 or 430 of the Code or Section 302 of ERISA, nor has there been any event requiring any disclosure under Section 4041(c)(3)(C) or 4063(a) of ERISA with respect to any Pension Plan; (d) Except where the failure of any of the following representations to be correct could not, individually or in the aggregate, reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, no Credit Party nor any ERISA Affiliate has: (i) engaged in a nonexempt prohibited transaction described in Section 406 of the ERISA or Section 4975 of the Code, (ii) incurred any liability to the PBGC which remains outstanding other than the payment of premiums and there are no premium payments which are due and unpaid, (iii) failed to make a required contribution or payment to a Multiemployer Plan, or (iv) failed to make a required installment or other required payment under Sections 412 or 430 of the Code; (e) No Termination Event has occurred or is reasonably expected to occur; (f) Except where the failure of any of the following representations to be correct could not, individually or in the aggregate, reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, no proceeding, claim (other than a benefits claim in the ordinary course of business), lawsuit and/or investigation is existing or, to its knowledge, threatened concerning or involving (i) any employee welfare benefit plan (as defined in Section 3(1) of ERISA) currently maintained or contributed to by any Credit Party or any ERISA Affiliate, (ii) any Pension Plan or (iii) any Multiemployer Plan; (g) No Credit Party nor any Subsidiary thereof is a party to any contract, agreement or arrangement that could, solely as a result of the delivery of this Agreement or the consummation of transactions contemplated hereby, result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code; and (h) As of the Restatement Effective Date the Borrowers are not nor will be using “plan assets” (within the meaning of 29 CFR § 2510.3-101, as modified by Section 3(42) of ERISA) of one or more Benefit Plans in connection with the Loans, the Letters of Credit or the Commitments. (i) All pension schemes operated by the Irish Credit Parties are operated or provided on a defined contribution basis. (j) No Credit Party or Subsidiary thereof is or has at any time been (a) an employer (for the purposes of sections 38 to 51 of the Pensions Act 2004) of an occupational pension scheme which is not a money purchase scheme (both terms as defined in the Pensions Schemes Act 1993), or (b) “connected” with or an “associate” (as those terms are used in sections 38 and 43 of the Pensions Act 2004) of such an employer. SECTION 7.10 Margin Stock. No Credit Party nor any Subsidiary thereof is engaged principally or as one of its activities in the business of extending credit for the purpose of “purchasing” or “carrying” any “margin

- 86 - stock” (as each such term is defined or used, directly or indirectly, in Regulation U of the FRB). Following the application of the proceeds of each Extension of Credit, not more than twenty-five percent (25%) of the value of the assets (either of the Borrowers only or of Holdings and its Subsidiaries on a Consolidated basis) subject to the provisions of Section 9.2 or Section 9.5 or subject to any restriction contained in any agreement or instrument between the Borrowers and any Lender or any Affiliate of any Lender relating to Indebtedness in excess of the Threshold Amount will be “margin stock.” SECTION 7.11 Government Regulation. No Credit Party nor any Subsidiary thereof is an “investment company” or a company “controlled” by an “investment company” (as each such term is defined or used in the Investment Company Act) and no Credit Party nor any Subsidiary thereof is, or after giving effect to any Extension of Credit will be, subject to regulation under the Interstate Commerce Act, or any other Applicable Law which limits its ability to incur or consummate the transactions contemplated hereby. SECTION 7.12 Material Contracts. Schedule 7.12 sets forth a complete and accurate list of all Material Contracts of each Credit Party thereof in effect as of the Restatement Effective Date. Other than as set forth in Schedule 7.12, as of the Restatement Effective Date, each such Material Contract is, and after giving effect to the consummation of the transactions contemplated by the Loan Documents will be, in full force and effect in accordance with the terms thereof. To the extent requested by the Administrative Agent, each Credit Party and each Subsidiary thereof has delivered to the Administrative Agent a true and complete copy (or, in the case of a Material Contract that is filed as a Holdings SEC Document, a hyperlink to the SEC’s website of such Material Contract), of each Material Contract required to be listed on Schedule 7.12 or any other Schedule hereto. As of the Restatement Effective Date, no Credit Party is in breach of or in default under any Material Contract, except where such default could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. SECTION 7.13 Employee Relations. As of the Restatement Effective Date, no Credit Party nor any Subsidiary thereof is party to any collective bargaining agreement, nor has any labor union been recognized as the representative of its employees except as set forth on Schedule 7.13. The Borrowers know of no pending, threatened or contemplated strikes, work stoppage or other collective labor disputes involving its employees or those of its Subsidiaries. SECTION 7.14 Financial Statements. The audited and unaudited financial statements delivered pursuant to Section 6.1(f)(i) are complete and correct and fairly present, in all material respects, on a Consolidated basis the assets, liabilities and financial position of Holdings and its Subsidiaries as at such dates, and the results of the operations and changes of financial position for the periods then ended (other than customary year-end adjustments for unaudited financial statements and the absence of footnotes from unaudited financial statements). All such financial statements, including the related schedules and notes thereto, have been prepared in accordance with IFRS. Such financial statements, including the related schedules and notes thereto, show all material indebtedness and other material liabilities, direct or contingent, of Holdings and its Subsidiaries as of the date thereof, including material liabilities for taxes, material commitments, and Indebtedness, in each case, to the extent required to be disclosed under IFRS. The pro forma financial information delivered pursuant to Section 6.1(f)(ii) and the projections delivered pursuant to Section 6.1(f)(iii) and were prepared in good faith on the basis of the assumptions stated therein, which assumptions are believed to be reasonable in light of then existing conditions except that such financial projections and information shall be subject to normal year end closing and audit adjustments (it being recognized by the Lenders that projections are not to be viewed as facts and that the actual results during the period or periods covered by such projections may vary from such projections). SECTION 7.15 No Material Adverse Change. Since September 30, 2024, there has been no material adverse change in the properties, business, operations, or condition (financial or otherwise) of Holdings and its Subsidiaries and no event has occurred or condition arisen, either individually or in the aggregate, that would reasonably be expected to have a Material Adverse Effect. SECTION 7.16 Solvency. Each Credit Party and each Subsidiary thereof is Solvent. SECTION 7.17 Title to Properties. As of the Restatement Effective Date, the real property listed on Schedule 7.17 constitutes all of the real property that is owned, leased, subleased or used by any Credit Party or any of its Subsidiaries. Each Credit Party and each Subsidiary thereof has such title to the real property owned or leased

- 87 - by it as is necessary or desirable to the conduct of its business and valid and legal title to all of its personal property and assets, except those which have been disposed of by the Credit Parties and their Subsidiaries subsequent to such date which dispositions have been in the ordinary course of business or as otherwise expressly permitted hereunder. SECTION 7.18 Litigation. Except for matters existing on the Restatement Effective Date and set forth on Schedule 7.18, there are no actions, suits or proceedings pending nor, to its knowledge, threatened against or in any other way relating adversely to or affecting any Credit Party or any Subsidiary thereof or any of their respective properties in any court or before any arbitrator of any kind or before or by any Governmental Authority, either individually or in the aggregate, in an amount exceeding $5,000,000. SECTION 7.19 Anti-Corruption Laws; Anti-Money Laundering Laws and Sanctions. (a) None of (i) the Borrowers, any Subsidiary or, to the knowledge of the Borrowers or such Subsidiary, any of their respective directors, officers, employees or Affiliates, or (ii) any agent or representative of the Borrowers or any Subsidiary that will act in any capacity in connection with or benefit from the Credit Facility, (A) is a Sanctioned Person or currently the subject or target of any Sanctions, (B) has its assets located in a Sanctioned Country, (C) is under administrative, civil or criminal investigation for an alleged violation of, or received notice from or made a voluntary disclosure to any governmental entity regarding a possible violation of, Anti-Corruption Laws, Anti-Money Laundering Laws or Sanctions by a governmental authority that enforces Sanctions or any Anti-Corruption Laws or Anti-Money Laundering Laws, or (D) directly or indirectly derives revenues from investments in, or transactions with, Sanctioned Persons. (b) Each of the Borrowers and their Subsidiaries has implemented and maintains in effect policies and procedures designed to ensure compliance by the Borrowers and their Subsidiaries and their respective directors, officers, employees, agents and Affiliates with all Anti-Corruption Laws, Anti-Money Laundering Laws and applicable Sanctions. (c) Each of the Borrowers and their Subsidiaries, and to the knowledge of the Borrowers, director, officer, employee, agent and Affiliate of the Borrowers and each such Subsidiary, is in compliance with all Anti- Corruption Laws, Anti-Money Laundering Laws in all material respects and applicable Sanctions. (d) No proceeds of any Extension of Credit have been used, directly or indirectly, by the Borrowers, any of its Subsidiaries or any of its or their respective directors, officers, employees and agents in violation of Section 8.16(c). SECTION 7.20 Absence of Defaults. No event has occurred or is continuing (a) which constitutes a Default or an Event of Default, or (b) which constitutes, or which with the passage of time or giving of notice or both would constitute, a material default or event of default by any Credit Party or any Subsidiary thereof under (i) any Material Contract or (ii) any judgment, decree or order to which any Credit Party or any Subsidiary thereof is a party or by which any Credit Party or any Subsidiary thereof or any of their respective properties may be bound or which would require any Credit Party or any Subsidiary thereof to make any payment thereunder prior to the scheduled maturity date therefor. SECTION 7.21 Disclosure. Holdings and/or its Subsidiaries have disclosed to the Administrative Agent and the Lenders or in the Holdings SEC Documents, all agreements, instruments and corporate or other restrictions to which any Credit Party and any Subsidiary thereof are subject, and all other matters known to them, that, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect. No financial statement, material report, material certificate or other material information furnished in writing by or on behalf of any Credit Party or any Subsidiary thereof to the Administrative Agent or any Lender in connection with the transactions contemplated hereby and the negotiation of this Agreement or delivered hereunder (as modified or supplemented by other information so furnished), taken together as a whole, contains any untrue statement of a material fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, that, with respect to projected financial information, pro forma financial information, estimated financial information and other projected or estimated information, such information was prepared in good faith based upon assumptions believed to be reasonable at the time (it being recognized by the Lenders that projections are not to be viewed as facts and that the actual results

- 88 - during the period or periods covered by such projections may vary from such projections). As of the Restatement Effective Date, all of the information included in the Beneficial Ownership Certification is true and correct. SECTION 7.22 Centre of Main Interests. For the purposes of Regulation (EU) 2015/848 of the European Parliament and of the Council of 20 May 2015 on insolvency proceedings (recast) (the “Regulation”), the centre of main interest (as that term is used in Article 3(1) of the Regulation) for each Irish Credit Party is situated in its jurisdiction of incorporation and, in each case, no Irish Credit Party has any “establishment” (as that term is used in Article 2(10) of the Regulation) in any other jurisdiction. SECTION 7.23 Irish Matters. (a) Each Credit Party is a member of the same group of companies consisting of a holding company and its subsidiaries (each within the meaning of section 8 of the Irish Companies Act) for the purposes of section 239 of the Irish Companies Act. (b) No Credit Party is a relevant external company, as that term is defined in section 1301 of the Irish Companies Act. SECTION 7.24 People With Significant Control Regime. Each Credit Party and each Subsidiary thereof shall (a) within the relevant timeframe, comply with any notice it receives pursuant to Part 21A of the Companies Act 2006 from any company incorporated in the United Kingdom whose shares are the subject of a Lien in favor of the Administrative Agent, for the benefit of the Secured Parties and (b) promptly provide the Administrative Agent with a copy of that notice. ARTICLE 8 AFFIRMATIVE COVENANTS Until all of the Obligations (other than contingent indemnification obligations not then due) have been paid and satisfied in full in cash, all Letters of Credit have been terminated or expired (or been Cash Collateralized) and the Commitments terminated, each Credit Party will, and will cause each of its Subsidiaries to: SECTION 8.1 Financial Statements and Budgets. Deliver to the Administrative Agent, in form and detail reasonably satisfactory to the Administrative Agent (which shall promptly make such information available to the Lenders in accordance with its customary practice): (a) Annual Financial Statements. As soon as practicable and in any event within one hundred twenty (120) days (or, if earlier, on the date of any required public filing thereof) after the end of each Fiscal Year (commencing with the Fiscal Year ending December 31, 2024), an audited Consolidated balance sheet of Holdings and its Subsidiaries as of the close of such Fiscal Year and audited Consolidated statements of income, retained earnings and cash flows including the notes thereto, all in reasonable detail setting forth in comparative form the corresponding figures as of the end of and for the preceding Fiscal Year and prepared in accordance with IFRS and, if applicable, containing disclosure of the effect on the financial position or results of operations of any change in the application of accounting principles and practices during the year. Such annual financial statements shall be audited by BDO or its Affiliates or another independent certified public accounting firm of recognized national standing reasonably acceptable to the Administrative Agent, and accompanied by an opinion thereon by such certified public accountants prepared in accordance with generally accepted auditing standards that is not subject to any “going concern” or similar qualification or exception or any material qualification as to the scope of such audit or with respect to accounting principles followed by Holdings or any of its Subsidiaries not in accordance with IFRS. (b) Quarterly Financial Statements. As soon as practicable and in any event within sixty (60) days (or, if earlier, on the date of any required public filing thereof) after the end of the first three fiscal quarters of each

- 89 - Fiscal Year (commencing with the fiscal quarter ending March 31, 2025), an unaudited Consolidated and consolidating balance sheet of Holdings and its Subsidiaries as of the close of such fiscal quarter and unaudited Consolidated and consolidating statements of income, retained earnings and cash flows for the fiscal quarter then ended and that portion of the Fiscal Year then ended, including the notes thereto, all in reasonable detail setting forth in comparative form the corresponding figures as of the end of and for the corresponding period in the preceding Fiscal Year and prepared by Holdings in accordance with IFRS and, if applicable, containing disclosure of the effect on the financial position or results of operations of any change in the application of accounting principles and practices during the period, and certified by the chief financial officer of Holdings to present fairly in all material respects the financial condition of Holdings and its Subsidiaries on a Consolidated and consolidating basis as of their respective dates and the results of operations of Holdings and its Subsidiaries for the respective periods then ended, subject to normal year-end adjustments and the absence of footnotes. (c) Annual Budget. As soon as practicable and in any event before January 31 of each Fiscal Year, a consolidated budget of Holdings and its Subsidiaries for the ensuing four (4) fiscal quarters, such budget to be prepared in accordance with IFRS and to include, on a quarterly basis, the following: a projected income statement and a statement of cash flows and balance sheet, accompanied by a certificate from a Responsible Officer of Holdings to the effect that such budget contains good faith estimates (utilizing assumptions believed to be reasonable at the time of delivery of such budget) of the financial condition and operations of Holdings and its Subsidiaries for such period. SECTION 8.2 Certificates; Other Reports. Deliver to the Administrative Agent (which shall promptly make such information available to the Lenders in accordance with its customary practice): (a) at each time financial statements are delivered pursuant to Sections 8.1(a) or (b), a duly completed Compliance Certificate that, among other things, (i) states that no Default or Event of Default is continuing as of the date of delivery of such Compliance Certificate or, if a Default or Event of Default is continuing, states the nature thereof and the action that the Borrowers propose to take with respect thereto and (ii) demonstrates compliance with the financial covenants set forth in Section 9.15 as of the last day of the applicable Reference Period ending on the last day of the Reference Period covered by such financial statements; (b) [reserved]; (c) promptly after the furnishing thereof, copies of any statement or report furnished to any holder of Indebtedness of any Credit Party or any Subsidiary thereof in excess of the Threshold Amount pursuant to the terms of any indenture, loan or credit or similar agreement; (d) promptly after the assertion or occurrence thereof, notice of any action or proceeding against or of any noncompliance by any Credit Party or any Subsidiary thereof with any Environmental Law that would (i) reasonably be expected to have a Material Adverse Effect or (ii) cause any Property described in the Mortgages to be subject to any restrictions on ownership, occupancy, use or transferability under any Environmental Law; (e) promptly after the same are available, copies of each annual report, proxy or financial statement or other report or communication sent to the stockholders of the Borrowers, and copies of all annual, regular, periodic and special reports and registration statements which the Borrowers may file or be required to file with the SEC under Section 13 or 15(d) of the Exchange Act, or with any national securities exchange, and in any case not otherwise required to be delivered to the Administrative Agent pursuant hereto; (f) promptly, and in any event within five (5) Business Days after receipt thereof by any Credit Party or any Subsidiary thereof, copies of each notice or other correspondence received from the SEC (or comparable agency in any applicable non-U.S. jurisdiction) concerning any investigation or possible investigation or other similar inquiry by such agency regarding financial or other operational results of any Credit Party or any Subsidiary thereof; (g) promptly upon the request thereof, such other information and documentation required under applicable “know your customer” rules and regulations, the PATRIOT Act or any applicable Anti-Money

- 90 - Laundering Laws or Anti-Corruption Laws, in each case as from time to time reasonably requested by the Administrative Agent or any Lender; (h) as soon as practicable and in any event within one hundred twenty (120) days (or, if earlier, on the date of any required public filing thereof) after the end of each Fiscal Year, a KPI Metrics Report; and (i) such other information regarding the operations, business affairs and financial condition of any Credit Party or any Subsidiary thereof as the Administrative Agent or any Lender may reasonably request in writing. Documents required to be delivered pursuant to Section 8.1(a) or (b) or Section 8.2(f) or (h) (to the extent any such documents are included in materials otherwise filed with the SEC) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date (i) on which the Borrowers post such documents, or provides a link thereto on the Holdings’ website on the Internet; or (ii) on which such documents are posted on Holdings’ or the Borrowers’ behalf on an Internet or intranet website, if any, to which each Lender and the Administrative Agent have access (whether a commercial, third-party website or whether sponsored by the Administrative Agent); provided, that: (i) the Borrowers shall deliver paper copies of such documents to the Administrative Agent or any Lender that requests the Borrowers to deliver such paper copies until a written request to cease delivering paper copies is given by the Administrative Agent or such Lender and (ii) the Borrowers shall notify the Administrative Agent and each Lender (by facsimile or electronic mail) of the posting of any such documents and provide to the Administrative Agent by electronic mail electronic versions of such documents. Notwithstanding anything contained herein, in every instance the Borrowers shall be required to provide copies of the Compliance Certificates required by Section 8.2 to the Administrative Agent in accordance with the procedures set forth in Section 12.1. Except for such Compliance Certificates, the Administrative Agent shall have no obligation to request the delivery or to maintain copies of the documents referred to above, and in any event shall have no responsibility to monitor compliance by the Borrowers with any such request for delivery, and each Lender shall be solely responsible for requesting delivery to it or maintaining its copies of such documents. The Borrowers hereby acknowledge that (a) the Administrative Agent and/or the Arrangers will make available to the Lenders and the Issuing Lenders materials and/or information provided by or on behalf of the Borrowers hereunder (collectively, “Borrower Materials”) by posting the Borrower Materials on the Platform and (b) certain of the Lenders may be “public-side” Lenders (i.e., Lenders that do not wish to receive material non-public information with respect to the Borrowers or their respective securities) (each, a “Public Lender”). The Borrowers hereby agree that they will use commercially reasonable efforts to identify that portion of the Borrower Materials that may be distributed to the Public Lenders and that (w) all such Borrower Materials shall be clearly and conspicuously marked “PUBLIC” which, at a minimum, means that the word “PUBLIC” shall appear prominently on the first page thereof; (x) by marking Borrower Materials “PUBLIC,” the Borrowers shall be deemed to have authorized the Administrative Agent, the Arrangers, the Issuing Lenders and the Lenders to treat such Borrower Materials as not containing any material non-public information (although it may be sensitive and proprietary) with respect to the Borrowers or their respective securities for purposes of United States federal and state securities laws (provided, however, that to the extent such Borrower Materials constitute Information, they shall be treated as set forth in Section 12.10); (y) all Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated “Public Investor;” and (z) the Administrative Agent and the Arrangers shall be entitled to treat any Borrower Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform not designated “Public Investor.” SECTION 8.3 Notice of Litigation and Other Matters. Promptly (but in no event later than ten (10) Business Days, or, in the case of Section 8.3(a), five (5) Business Days) after any Responsible Officer of any Credit Party obtains knowledge thereof) notify the Administrative Agent in writing of (which shall promptly make such information available to the Lenders in accordance with its customary practice): (a) the occurrence of any Default or Event of Default; (b) the commencement of all proceedings and investigations by or before any Governmental Authority and all actions and proceedings in any court or before any arbitrator against or involving any Credit Party or any Subsidiary thereof or any of their respective properties, assets or businesses which would reasonably be expected to have a Material Adverse Effect;

- 91 - (c) any notice of any violation received by any Credit Party or any Subsidiary thereof from any Governmental Authority including any notice of violation of Environmental Laws; (d) any labor controversy that has resulted in, or threatens to result in, a strike or other work action against any Credit Party or any Subsidiary thereof; (e) any attachment, judgment, lien, levy or order exceeding the Threshold Amount that may be assessed against or threatened against any Credit Party or any Subsidiary thereof; (f) any event which constitutes or which with the passage of time or giving of notice or both would constitute a default or event of default under any Material Contract to which any Credit Party is a party or by which the Credit Parties or any of their respective properties may be bound, and such default or event of default would reasonably be expected to have a Material Adverse Effect; (g) (i) any unfavorable determination letter from the IRS regarding the qualification of an Employee Benefit Plan under Section 401(a) of the Code (along with a copy thereof), (ii) all notices received by any Credit Party or any ERISA Affiliate of the PBGC’s intent to terminate any Pension Plan or to have a trustee appointed to administer any Pension Plan, (iii) all notices received by any Credit Party or any ERISA Affiliate from a Multiemployer Plan sponsor concerning the imposition or amount of withdrawal liability pursuant to Section 4202 of ERISA and (iv) the Borrowers obtaining knowledge or reason to know that any Credit Party or any ERISA Affiliate has filed or intends to file a notice of intent to terminate any Pension Plan under a distress termination within the meaning of Section 4041(c) of ERISA; and (h) any event which makes any of the representations set forth in Article 7 that is subject to materiality or Material Adverse Effect qualifications inaccurate in any respect or any event which makes any of the representations set forth in Article 7 that is not subject to materiality or Material Adverse Effect qualifications inaccurate in any material respect. Each notice pursuant to Section 8.3 shall be accompanied by a statement of a Responsible Officer of the Borrowers setting forth in reasonable detail the details of the occurrence referred to therein and stating what action the Borrowers have taken and proposes to take with respect thereto. Each notice pursuant to Section 8.3(a) shall describe with reasonable particularity any and all provisions of this Agreement and any other Loan Document that have been breached. SECTION 8.4 Preservation of Corporate Existence and Related Matters. Except as permitted by Section 9.4, preserve and maintain its separate corporate existence or equivalent form and all rights, franchises, licenses and privileges necessary to the conduct of its business, and qualify and remain qualified as a foreign corporation or other entity and authorized to do business in each jurisdiction where the nature and scope of its activities require it to so qualify under Applicable Law except in jurisdictions where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. SECTION 8.5 Maintenance of Property and Licenses. (a) In addition to the requirements of any of the Security Documents, protect and preserve all Properties necessary in and material to its business, including copyrights, patents, trade names, service marks and trademarks; maintain in good working order and condition, ordinary wear and tear excepted, all buildings, equipment and other tangible real and personal property; and from time to time make or cause to be made all repairs, renewals and replacements thereof and additions to such Property necessary for the conduct of its business, so that the business carried on in connection therewith may be conducted in a commercially reasonable manner. (b) Maintain, in full force and effect in all material respects, each and every license, permit, certification, qualification, approval or franchise issued by any Governmental Authority required for each of them to conduct their respective businesses as presently conducted.

- 92 - SECTION 8.6 Insurance. Maintain insurance with financially sound and reputable insurance companies against at least such risks and in at least such amounts as are customarily maintained by similar businesses and as may be required by Applicable Law and as are required by any Security Documents (including hazard and business interruption insurance). All such insurance shall, (a) provide that no cancellation or material modification thereof shall be effective until at least 30 days after receipt by the Administrative Agent of written notice thereof (except as a result of non-payment of premium in which case only 10 days’ prior written notice shall be required), (b) in the case of liability insurance, name the Administrative Agent as an additional insured party thereunder and (c) in the case of each property insurance policy, name the Administrative Agent as lender’s loss payee or mortgagee, as applicable. On the Restatement Effective Date and from time to time thereafter deliver to the Administrative Agent upon its request information in reasonable detail as to the insurance then in effect, stating the names of the insurance companies, the amounts and rates of the insurance, the dates of the expiration thereof and the properties and risks covered thereby. If any portion of any Mortgaged Property is at any time located in an area identified by the Federal Emergency Management Agency (or any successor agency) as a special flood hazard area with respect to which flood insurance has been made available under the Flood Insurance Laws, then the Borrowers shall, or shall cause the applicable Credit Party to, (i) maintain, or cause to be maintained, with a financially sound and reputable insurer, flood insurance in an amount and otherwise sufficient to comply with all applicable rules and regulations promulgated pursuant to the Flood Insurance Laws, (ii) reasonably cooperate with the Administrative Agent and provide information reasonably required by the Administrative Agent and the Lenders to comply with the Flood Insurance Laws, (iii) deliver to the Administrative Agent evidence of such compliance in form and substance reasonably acceptable to the Administrative Agent, including evidence of annual renewals of such insurance and (iv) furnish to the Administrative Agent prompt written notice of any re-designation of any such Mortgaged Property into or out of a special flood hazard area. SECTION 8.7 Accounting Methods and Financial Records. Maintain a system of accounting, and keep proper books, records and accounts (which shall be accurate and complete in all material respects) as may be required or as may be necessary to permit the preparation of financial statements in accordance in all material respects with IFRS and in compliance with the regulations of any Governmental Authority having jurisdiction over it or any of its Properties. SECTION 8.8 Payment of Taxes and Other Obligations. Pay and perform (a) all Taxes that may be levied or assessed upon it or any of its Property unless the same are being contested in good faith by appropriate proceedings diligently conducted and adequate reserves in accordance with GAAP are being maintained by the Borrower or such Subsidiary, or except to the extent that the failure to do so could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and (b) all other Indebtedness, obligations and liabilities in accordance with customary trade practices. SECTION 8.9 Compliance with Laws and Approvals. Observe and remain in all material respects in compliance with all Applicable Laws and maintain in full force and effect all Governmental Approvals, in each case applicable to the conduct of its business. SECTION 8.10 Environmental Laws. In addition to and without limiting the generality of Section 8.9, (a) comply with, and ensure such compliance by all tenants and subtenants with all applicable Environmental Laws and obtain and comply with and maintain, and ensure that all tenants and subtenants, if any, obtain and comply with and maintain, any and all licenses, approvals, notifications, registrations or permits required by applicable Environmental Laws and (b) conduct and complete all investigations, studies, sampling and testing, and all remedial, removal and other actions required under Environmental Laws, and promptly comply with all lawful orders and directives of any Governmental Authority regarding Environmental Laws. SECTION 8.11 Compliance with ERISA. In addition to and without limiting the generality of Section 8.9, (a) except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) comply with applicable provisions of ERISA, the Code and the regulations and published interpretations thereunder with respect to all Employee Benefit Plans, (ii) not take any action or fail to take action the result of which would reasonably be expected to result in a liability to the PBGC or to a Multiemployer Plan, (iii) not participate in any prohibited transaction that could result in any civil penalty under ERISA or tax under the Code and (iv) operate each Employee Benefit Plan in such a manner that will not incur any tax liability under Section 4980B of the Code or any liability to any qualified beneficiary as defined in Section

- 93 - 4980B of the Code and (b) furnish to the Administrative Agent upon the Administrative Agent’s request such additional information about any Employee Benefit Plan as may be reasonably requested by the Administrative Agent. SECTION 8.12 Compliance with Material Contracts. Comply in all material respects with, and maintain in full force and effect, each Material Contract. SECTION 8.13 Visits and Inspections. Permit representatives of the Administrative Agent, from time to time upon prior reasonable notice and at such times during normal business hours, to have online meetings with the Borrowers or, if an online meeting is not sufficient for the Administrative Agent or such Lender, in its reasonable discretion, visit the Borrowers in-person in their Charlotte, NC offices and inspect their properties at that location; inspect, audit and make extracts from their books, records and files, including, but not limited to, management letters prepared by independent accountants; and discuss with their principal officers and their independent accountants their business, assets, liabilities, financial condition, results of operations and business prospects; provided, that, (a) the Administrative Agent shall not exercise its rights under this Section 8.13 to make in-person visits to the Borrowers more than one time in any calendar year, which visit will be at the Borrowers’ expense and (b) notwithstanding anything to the contrary in this Section 8.13, none of the Credit Parties or any of their Subsidiaries will be required to disclose, permit the inspection, examination, copying or preparation of abstracts of, or discussion of, any document, information or other matter that (i) constitutes non-financial trade secrets or non- financial proprietary information, (ii) in respect of which disclosure to the Administrative Agent or its representatives or contractors is prohibited by law or any agreement binding on a third-party or (iii) is subject to attorney-client privilege or constitutes attorney work product; provided, further, upon the occurrence and during the continuance of an Event of Default, the Administrative Agent may do any of the foregoing and may visit the Borrowers in-person at any of their offices at the expense of the Borrowers at any time during normal business hours without advance notice. The Administrative Agent shall give the Credit Parties the opportunity to participate in any discussions with the Credit Parties’ independent accountants. SECTION 8.14 Additional Guarantors and Collateral. (a) Additional Subsidiaries. Promptly notify the Administrative Agent of (i) the creation or acquisition (including by division) of a Person that becomes a Subsidiary (other than an Excluded Subsidiary) and (ii) any Subsidiary that no longer qualifies as an Excluded Subsidiary and, within thirty (30) days after such event, as such time period may be extended by the Administrative Agent in its reasonable discretion, cause such Subsidiary to (A) become a Subsidiary Guarantor by delivering to the Administrative Agent a duly executed Joinder Agreement or such other document as the Administrative Agent shall deem appropriate for such purpose, (B) grant a security interest in all Collateral (subject to the exceptions specified in the Collateral Agreement) owned by such Subsidiary by delivering to the Administrative Agent a duly executed Joinder Agreement and a supplement to, or deed of accession to, each applicable Security Document or such other document as the Administrative Agent shall deem appropriate for such purpose and comply with the terms of each applicable Security Document, (C) deliver to the Administrative Agent such opinions, documents and certificates of the type referred to in Section 6.1 as may be reasonably requested by the Administrative Agent, (D) if such Equity Interests are certificated, deliver to the Administrative Agent such original certificated Equity Interests or other certificates and stock or other transfer powers evidencing the Equity Interests of such Person, (E) deliver to the Administrative Agent such updated Schedules to the Security Documents as requested by the Administrative Agent with respect to such Subsidiary, and (F) deliver to the Administrative Agent such other documents as may be reasonably requested by the Administrative Agent, all in form, content and scope reasonably satisfactory to the Administrative Agent. (b) Additional First Tier Foreign Subsidiaries. In each case, subject to the limitation set forth in clause (g) below, notify the Administrative Agent promptly (i) after any Person becomes a First Tier Foreign Subsidiary, and (ii) any First Tier Foreign Subsidiary that no longer qualifies as an Excluded Subsidiary and promptly thereafter (and, in any event, within forty five (45) days after such notification, as such time period may be extended by the Administrative Agent in its reasonable discretion), cause (A) such Person to deliver to the Administrative Agent such opinions, documents and certificates of the type referred to in Section 6.1 as may be reasonably requested by the Administrative Agent, (B) such Person to deliver to the Administrative Agent such updated Schedules to the Loan Documents as requested by the Administrative Agent with regard to such Person and

- 94 - (C) such Person to deliver to the Administrative Agent such other documents as may be reasonably requested by the Administrative Agent, all in form, content and scope reasonably satisfactory to the Administrative Agent. (c) Merger Subsidiaries. Notwithstanding the foregoing, to the extent any new Subsidiary is created solely for the purpose of consummating a merger transaction pursuant to a Permitted Acquisition, and such new Subsidiary at no time holds any assets or liabilities other than any merger consideration contributed to it contemporaneously with the closing of such merger transaction, such new Subsidiary shall not be required to take the actions set forth in Section 8.14(a) or (b), as applicable, until the consummation of such Permitted Acquisition (at which time, the surviving entity of the respective merger transaction shall be required to so comply with Section 8.14(a) or (b), as applicable, within ten (10) Business Days of the consummation of such Permitted Acquisition, as such time period may be extended by the Administrative Agent in its reasonable discretion). (d) Additional Collateral. Comply with the requirements set forth in the Security Documents with respect to any Property constituting Collateral thereunder. (e) Real Property Collateral. (i) Promptly after the acquisition of any owned real property by any Credit Party that is not subject to a Mortgage (and, in any event, within ten (10) days after such acquisition or event, as such time period may be extended by the Administrative Agent in its reasonable discretion), notify the Administrative Agent and (ii) at the written request of the Administrative Agent promptly thereafter (and in any event, within sixty (60) days of such acquisition or event (as such time period may be extended by the Administrative Agent, or such requirement is waived by the Administrative Agent, in each case in its reasonable discretion)), deliver the following with respect such real property: (A) a Mortgage duly executed and delivered by the record owner of such real property (together with UCC fixture filings, if requested by the Administrative Agent), (B) a policy or policies of title insurance (or marked up title insurance commitments having the effect of policies of title insurance) in the amount equal to the fair market value of such real property and fixtures, as determined by the Administrative Agent in its reasonable discretion, or such other amount as is acceptable to the Administrative Agent and issued by the Title Company insuring the Lien of each such Mortgage as a first priority Lien on the real property described therein, free of any other Liens except Permitted Liens, together with such customary endorsements as the Administrative Agent may reasonably request, together with evidence reasonably satisfactory to the Administrative Agent of payment of all expenses and premiums of the Title Company and all other sums required in connection with the issuance of each title policy and all recording and stamp taxes (including mortgage recording and intangible taxes) payable in connection with recording such Mortgage in the appropriate real estate records, (C) such affidavits, certificates, information (including financial data and environmental reports if requested by the Title Company) and instruments of indemnification as shall be reasonably required to induce the Title Company to issue the title policies and endorsements contemplated above and which are reasonably requested by such Title Company, (D) a completed “Life-of-Loan” Federal Emergency Management Agency Standard Flood Hazard Determination with respect to each such real property (together with a notice about special flood hazard area status and flood disaster assistance, which, if applicable, shall be duly executed by the applicable Credit Party relating to such real property), (E) if any such real property is located in an area determined by the Federal Emergency Management Agency to have special flood hazards, evidence of such flood insurance as may be required under applicable Law, including Regulation H of the FRB and the other Flood Insurance Laws and as required under Section 8.6, (F) a survey for each such real property, together with an affidavit of no change, if applicable, in favor of the Title Company, sufficient to allow the Title Company to issue the applicable policy of title insurance without a standard survey exception and (G) customary legal opinions and evidence of organizational approval in form and substance reasonably satisfactory to the Administrative Agent with respect to the mortgagor of such Mortgage and the enforceability and perfection of such Mortgage. (f) Cash Management. (i) Each Credit Party will establish and maintain, at its expense, Deposit Accounts, Securities Accounts and cash management services of a type and on terms, and with the banks, set forth on Schedule 8.14(f), and, subject to this Section 8.14(f), such other banks as a Credit Party may hereafter select (such other banks, together with the banks set forth on Schedule 8.14(f), collectively, the “Cash Management Banks” and individually, a “Cash Management Bank”). Within sixty (60) days of the Restatement Effective Date, each Credit Party will deliver, or cause to be delivered to the Administrative Agent, a Control Agreement with respect to each of its Deposit Accounts and Securities Accounts duly

- 95 - authorized, executed and delivered by each Cash Management Bank where such Deposit Account or Securities Account is maintained, such Credit Party and the Administrative Agent; provided, that, a Credit Party will not be required to deliver a Control Agreement with a Cash Management Bank as to any Excluded Account or any account as to which the Administrative Agent previously waived the requirement to deliver a Control Agreement. (ii) So long as no Event of Default exists, upon not less than five Business Days’ prior written notice to the Administrative Agent, a Credit Party may amend Schedule 8.14(f) to add or replace a Deposit Account, Securities Account or Cash Management Bank; provided, that, (i) such prospective Cash Management Bank shall be satisfactory to the Administrative Agent in its reasonable discretion, and (ii) at or prior to the time of the opening of such deposit account (other than an Excluded Account) a Credit the Party and such prospective Cash Management Bank will have executed and delivered to Administrative Agent a Control Agreement. (iii) Within 10 Business Days after the end of each calendar month, on a monthly basis or more frequently as the Administrative Agent may reasonably request, the Borrowers shall deliver a certificate by a Responsible Officer of Borrowers consisting of a report of any new Deposit Account or Securities Account established or used by each Credit Party with any bank or other financial institution, including in each case, the account number, the name and address of the financial institution at which such account is maintained, the purpose of such account and, if any, the amount held in such account on or about the date of such report. (g) Exclusions. The provisions of this Section 8.14 shall be subject to the limitations and exclusions set forth in the Security Documents. SECTION 8.15 Guarantor Coverage Test Ensure that the Guarantor Coverage Test is satisfied as of each Guarantor Coverage Test Date. If the Guarantor Coverage Test is not satisfied on any Guarantor Coverage Test Date: (i) the Borrowers shall ensure that within ninety (90) days after such Guarantor Coverage Test Date (or such later date as may be agreed upon by the Administrative Agent in the exercise of its reasonable discretion with respect thereto), such other Subsidiaries (as the Borrowers may elect in their sole discretion) shall accede as Subsidiary Guarantors to ensure that the Guarantor Coverage Test is satisfied (calculated as if such Subsidiary Guarantors had been Subsidiary Guarantors at such Guarantor Coverage Test Date) by executing and delivering to the Collateral Agent (x) a Joinder Agreement and (y) each applicable Security Document (or a supplement thereto) and (ii) if the Borrowers have satisfied their obligations under clause (i) above within such ninety (90) days after such Guarantor Coverage Test Date (or such later date as may be agreed upon by the Administrative Agent in the exercise of its reasonable discretion with respect thereto), no Default, Event of Default or other breach of the Loan Documents shall arise from failure to satisfy the Guarantor Coverage Test as of such Guarantor Coverage Test Date (and for avoidance of doubt, no Default or Event of Default or other breach of the Loan Documents shall arise prior to such 90th day after such Guarantor Coverage Test Date (or such later date as may be agreed upon by the Administrative Agent in the exercise of its reasonable discretion with respect thereto)). SECTION 8.16 Use of Proceeds. (a) Use the proceeds of: (i) the 2025 Term Loans and the Revolving Credit Loans borrowed on the 2025 Funding Date to fund the Transactions; and (ii) any other Extensions of Credit (i) to finance Capital Expenditures, (ii) pay fees, commissions and expenses in connection with the Transactions, and (iii) for working capital and general corporate purposes of the Borrowers and their Subsidiaries, including the retirement of contingent liabilities and the financing of Permitted Acquisitions and other Investments permitted hereunder; provided, that, that no part of the proceeds of any of the Loans or Letters of Credit shall be used for purchasing or carrying margin stock (within the meaning of Regulation T, U or X of the FRB) or for any purpose which violates the provisions of Regulation T, U or X of the FRB. If requested by the Administrative Agent, the

- 96 - Borrowers shall promptly furnish to the Administrative Agent a statement in conformity with the requirements of Form G-3 or Form U-1, as applicable, under Regulation U of the FRB. (b) Use the proceeds of any Incremental Term Loan and any Incremental Revolving Credit Facility Increase as permitted pursuant to Section 5.13, as applicable. (c) Not request any Extension of Credit, and the Borrowers shall not use, and shall ensure that their Subsidiaries and their respective directors, officers, employees and agents shall not use, the proceeds of any Extension of Credit, directly or indirectly, (i) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti-Corruption Laws or Anti-Money Laundering Laws, (ii) for the purpose of funding, financing or facilitating any activities, business or transaction of or with any Sanctioned Person, or in any Sanctioned Country, or (iii) in any manner that would result in the violation of any Sanctions applicable to any party hereto. (d) Not use any Extension of Credit by an Irish Credit Party in a manner which would constitute the Loan Documents as the giving of financial assistance by an Irish Credit Party in breach of section 82 of the Irish Companies Act. SECTION 8.17 Proceeds of Equity or Indebtedness; Indemnification and Escrow Payments. Within ten (10) Business Days after the date of receipt by any Credit Party of (i) any indemnification payment made pursuant to any Permitted Acquisition Documents (ii) any payment or distribution under any escrow agreement executed in connection with any Permitted Acquisition Documents, if any, such Credit Party shall promptly contribute any such payment or distribution, if any, to the Borrowers as additional common equity. SECTION 8.18 Compliance with Anti-Corruption Laws; Beneficial Ownership Regulation, Anti-Money Laundering Laws and Sanctions. (a) Maintain in effect and enforce policies and procedures designed to ensure compliance by each Borrower, its Subsidiaries and their respective directors, officers, employees and agents with all Anti-Corruption Laws, Anti-Money Laundering Laws and applicable Sanctions, (b) notify the Administrative Agent of any change in the information provided in the Beneficial Ownership Certification that would result in a change to the list of beneficial owners identified therein (or, if applicable, the Borrowers ceasing to fall within an express exclusion to the definition of “legal entity customer” under the Beneficial Ownership Regulation) and (c) promptly upon the reasonable request of the Administrative Agent, provide the Administrative Agent any information or documentation requested by it for purposes of complying with the Beneficial Ownership Regulation. SECTION 8.19 Corporate Governance. (a) Maintain entity records and books of account separate from those of any other entity which is an Affiliate of such entity, (b) not commingle its funds or assets with those of any other entity which is an Affiliate of such entity (except pursuant to cash management systems reasonably acceptable to the Administrative Agent) and (c) provide that its board of directors (or equivalent governing body) will hold all appropriate meetings as such board of directors (or equivalent governing body) determines to be required by law (including based on the advice of outside and in-house counsel) to, among other things, authorize and approve such entity’s actions as may be required by law or as otherwise determined by counsel (including in-house counsel), which meetings will be separate from those of any other entity which is an Affiliate of such entity. For the purposes of this Section 8.18, “Affiliate” shall not include Holdings or any Subsidiary thereof. SECTION 8.20 [Reserved]. SECTION 8.21 Further Assurances. Execute any and all further documents, financing statements, agreements and instruments, and take all such further actions (including the filing and recording of financing statements and other documents), which may be required under any Applicable Law, or which the Administrative Agent may reasonably request, to effectuate the transactions contemplated by the Loan Documents or to grant, preserve, protect or perfect the Liens created or intended to be created by the Security Documents or the validity or priority of any such Lien, all at the expense of the Credit Parties. The Borrowers also agree to provide to the Administrative Agent, from time to time upon the reasonable request by the Administrative Agent, evidence

- 97 - reasonably satisfactory to the Administrative Agent as to the perfection and priority of the Liens created or intended to be created by the Security Documents. SECTION 8.22 Flood Insurance Matters. The parties hereto acknowledge and agree that, if there is any Mortgaged Property, any increase, extension, or renewal of any of the Loans or Commitments (including any Incremental Term Loan and any Incremental Increase, but excluding (a) any continuation or conversion of borrowings, (b) the making of any Revolving Credit Loans or (c) the issuance, renewal or extension of Letters of Credit) may, in the sole discretion of the Administrative Agent, be subject to (and conditioned upon) the prior delivery of all flood zone determination certifications, acknowledgements and evidence of flood insurance and other flood-related documentation with respect to such Mortgaged Property reasonably sufficient to evidence compliance with Flood Insurance Laws and as otherwise reasonably required by the Administrative Agent. SECTION 8.23 Post-Closing Matters. Execute and deliver the documents, take the actions and complete the tasks set forth on Schedule 8.23, in each case within the applicable corresponding time limits specified on such schedule. ARTICLE 9 NEGATIVE COVENANTS Until all of the Obligations (other than contingent, indemnification obligations not then due) have been paid and satisfied in full in cash, all Letters of Credit have been terminated or expired (or been Cash Collateralized) and the Commitments terminated, the Credit Parties will not, and will not permit any of their respective Subsidiaries to. SECTION 9.1 Indebtedness. Create, incur, assume or suffer to exist any Indebtedness except: (a) the Obligations; (b) Indebtedness (i) owing under Hedge Agreements entered into in order to manage existing or anticipated interest rate, exchange rate or commodity price risks and not for speculative purposes and (ii) in respect of Cash Management Agreements entered into in the ordinary course of business; (c) Indebtedness existing on the Restatement Effective Date and listed on Schedule 9.1, and any Permitted Refinancing Indebtedness in respect thereof; (d) Attributable Indebtedness with respect to Capital Lease Obligations and Indebtedness incurred in connection with purchase money Indebtedness incurred in the ordinary course of business in an aggregate principal amount not to exceed $15,000,000 at any time outstanding; (e) Indebtedness of a Person existing at the time such Person became a Subsidiary or assets were acquired from such Person in connection with an Investment permitted pursuant to Section 9.3; provided, that, (i) such Indebtedness was not incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or the acquisition of such assets, and (ii) neither Holdings nor any Subsidiary thereof (other than such Person or any other Person that such Person merges with or that acquires the assets of such Person) shall have any liability or other obligation with respect to such Indebtedness; (f) (i) Guarantees by any Credit Party of Indebtedness of any other Credit Party not otherwise prohibited pursuant to this Section 9.1 and (ii) Guarantees by any Credit Party of Indebtedness of any Non- Guarantor Subsidiary to the extent permitted pursuant to Section 9.3 (other than clause (l) thereof); provided, further, that any Guarantee of Permitted Refinancing Indebtedness shall only be permitted if it meets the requirements of the definition of Permitted Refinancing Indebtedness; (g) unsecured intercompany Indebtedness with a maturity date at least 91 days after the Maturity Date (i) owed by any Credit Party to another Credit Party, (ii) owed by any Credit Party to any Non-Guarantor Subsidiary (provided, that, such Indebtedness shall be subordinated to the Obligations in a manner reasonably satisfactory to the

- 98 - Administrative Agent), (iii) owed by any Non-Guarantor Subsidiary to any other Non-Guarantor Subsidiary; and (iv) owed by any Non-Guarantor Subsidiary to any Credit Party to the extent permitted pursuant to Section 9.3(c); (h) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or other similar instrument drawn against insufficient funds in the ordinary course of business; (i) Subordinated Indebtedness of Holdings and its Subsidiaries and any Permitted Refinancing Indebtedness in respect thereof; provided, that, in the case of each incurrence of such Subordinated Indebtedness, (i) no Default or Event of Default shall have occurred and be continuing or would be caused by the incurrence of such Subordinated Indebtedness, (ii) the Administrative Agent shall have received satisfactory written evidence that the Borrowers shall be in compliance with the financial covenants set forth in Section 9.15 on a Pro Forma Basis as of the most recent Reference Period after giving effect to the issuance of such Subordinated Indebtedness and use the proceeds thereof, (iii) such Subordinated Indebtedness does not mature, or require any principal amortization or mandatory prepayment, put right or sinking fund obligation prior to the date that is 180 days after the then latest scheduled maturity date of the Loans and Commitments; provided, that, any Indebtedness consisting of a customary bridge facility shall be deemed to satisfy this requirement so long as such Indebtedness automatically converts into long-term debt which satisfies this clause (iii), (iv) the terms of such Subordinated Indebtedness reflect market terms (taken as a whole) at the time of issuance and (other than pricing, fees, rate floors, premiums and optional prepayment or redemption provisions), taken as a whole, are not materially more restrictive (as determined by the Borrowers in good faith) on Holdings and its Subsidiaries than the terms and conditions of this Agreement, taken as a whole, and (v) the Borrowers shall have complied with the requirements of Section 4.4(b); (j) Indebtedness under performance bonds, surety bonds, release, appeal and similar bonds, statutory obligations or with respect to workers’ compensation claims, in each case incurred in the ordinary course of business, and reimbursement obligations in respect of any of the foregoing; (k) [Reserved]; (l) Indebtedness consisting of promissory notes issued to current or former officers, directors and employees (or their respective family members, estates or trusts or other entities for the benefit of any of the foregoing) of Holdings or its Subsidiaries to purchase or redeem Equity Interests or options of Holdings permitted pursuant to Section 9.6(e); provided, that, the aggregate principal amount of all such Indebtedness shall not exceed $1,500,000 at any time outstanding; (m) Indebtedness of Holdings or any of its Subsidiaries not otherwise permitted pursuant to this Section so long as the Borrowers are in compliance on a Pro Forma Basis with the financial covenants set forth in Section 9.15; and (n) unsecured Indebtedness (including Indebtedness incurred under Seller Notes) in the form of deferred or contingent consideration (including, without limitation, earn-outs) in connection with any Permitted Acquisition or Investment permitted hereunder. SECTION 9.2 Liens. Create, incur, assume or suffer to exist, any Lien on or with respect to any of its Property, whether now owned or hereafter acquired, except: (a) Liens created pursuant to the Loan Documents (including Liens in favor of the Issuing Lenders on Cash Collateral granted pursuant to the Loan Documents); (b) Liens in existence on the Restatement Effective Date and described on Schedule 9.2, and the replacement, renewal or extension thereof (including Liens incurred, assumed or suffered to exist in connection with any Permitted Refinancing Indebtedness permitted pursuant to Section 9.1(c) (solely to the extent that such Liens were in existence on the Restatement Effective Date and described on Schedule 9.2)); provided, that, the scope of any such Lien shall not be increased, or otherwise expanded, to cover any additional property or type of asset, as applicable, beyond that in existence on the Restatement Effective Date, except for products and proceeds of the foregoing;

- 99 - (c) Liens for Taxes (i) not yet due or as to which the period of grace (not to exceed thirty (30) days), if any, related thereto has not expired or (ii) which are being contested in good faith and by appropriate proceedings if adequate reserves are maintained to the extent required by IFRS; (d) the claims of materialmen, mechanics, carriers, warehousemen, processors or landlords for labor, materials, supplies or rentals incurred in the ordinary course of business, which (i) are not overdue for a period of more than thirty (30) days, or if more than thirty (30) days overdue, no action has been taken to enforce such Liens and such Liens are being contested in good faith and by appropriate proceedings if adequate reserves are maintained to the extent required by IFRS and (ii) do not, individually or in the aggregate, materially impair the use thereof in the operation of the business of Holdings or any of its Subsidiaries; (e) deposits or pledges made in the ordinary course of business in connection with, or to secure payment of, obligations under workers’ compensation, unemployment insurance and other types of social security or similar legislation, or to secure the performance of bids, trade contracts and leases (other than Indebtedness), statutory obligations, surety bonds (other than bonds related to judgments or litigation), performance bonds and other obligations of a like nature incurred in the ordinary course of business, in each case, so long as no foreclosure sale or similar proceeding has been commenced with respect to any portion of the Collateral on account thereof; (f) encumbrances in the nature of zoning restrictions, easements and rights or restrictions of record on the use of real property, which in the aggregate are not substantial in amount and which do not, in any case, detract from the value of such property or impair the use thereof in the ordinary conduct of business; (g) Liens arising from the filing of precautionary UCC financing statements relating solely to personal property leased pursuant to operating leases entered into in the ordinary course of business; (h) Liens securing Indebtedness permitted under Section 9.1(d); provided, that, (i) such Liens shall be created substantially simultaneously with the acquisition, repair, construction, improvement or lease, as applicable, of the related Property, (ii) such Liens do not at any time encumber any property other than the Property financed or improved by such Indebtedness, (iii) the amount of Indebtedness secured thereby is not increased and (iv) the principal amount of Indebtedness secured by any such Lien shall at no time exceed one hundred percent (100%) of the original price for the purchase, repair, construction, improvement or lease amount (as applicable) of such Property at the time of purchase, repair, construction, improvement or lease (as applicable); (i) Liens securing judgments for the payment of money not constituting an Event of Default under Section 10.1(m) or securing appeal or other surety bonds relating to such judgments; (j) Liens on Property (i) of a Person that becomes a Subsidiary existing at the time that such Person becomes a Subsidiary in connection with an acquisition permitted hereunder and (ii) of the Borrowers or any of their Subsidiaries existing at the time such Property is purchased or otherwise acquired by the Borrowers or such Subsidiary pursuant to a transaction permitted hereunder and, in each case any modification, replacement, renewal and extension thereof; provided, that, with respect to each of the foregoing clauses (i) and (ii), (A) such Liens are not incurred in connection with, or in anticipation of, such Permitted Acquisition, purchase or other acquisition, (B) such Liens do not encumber any Property other than Property encumbered at the time of such acquisition or such Person becoming a Subsidiary and the proceeds and products thereof and are not all asset Liens, (C) such Liens do not attach to any other Property of Holdings or any of its Subsidiaries and (D) such Liens will secure only those obligations which it secures at the time such acquisition or purchase occurs; (k) Liens on assets of Foreign Subsidiaries; provided, that, (i) such Liens do not extend to, or encumber, assets that constitute Collateral or the Equity Interests of the Borrowers or any of its Subsidiaries, and (ii) such Liens extending to the assets of any Foreign Subsidiary secure only Indebtedness incurred by such Foreign Subsidiary pursuant to Section 9.1(c), (e), (k) or (m); (l) (i) Liens of a collecting bank arising in the ordinary course of business under Section 4-210 of the Uniform Commercial Code in effect in the relevant jurisdiction, (ii) Liens of any depositary bank in connection with statutory, common law and contractual rights of setoff and recoupment with respect to any Deposit Account of

- 100 - Holdings or any Subsidiary thereof and (iii) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of any assets or property in the ordinary course of business; (m) (i) Liens of landlords arising in the ordinary course of business to the extent relating to the property and assets relating to any lease agreements with such landlord, and (ii) Liens of suppliers (including sellers of goods) or customers arising in the ordinary course of business to the extent limited to the property or assets relating to such contract; (n) (i) leases, licenses, subleases or sublicenses granted to others which do not (A) interfere in any material respect with the business of Holdings or its Subsidiaries or materially detract from the value of the relevant assets of Holdings or its Subsidiaries or (B) secure any Indebtedness and (ii) any interest or title of a licensor, sub- licensor, lessor or sub-lessor under leases, licenses, subleases or sublicenses entered into by any of Holdings and its Subsidiaries as licensee, sub-licensee, lessee or sub-lessee in the ordinary course of business or any customary restriction or encumbrance with respect to the Property subject to any such lease, license, sublease or sublicense; (o) (i) Liens on Equity Interests of joint ventures securing capital contributions thereto and (ii) customary rights of first refusal and tag, drag and similar rights in joint venture agreements and agreements with respect to Non-Wholly-Owned Subsidiaries; and (p) Liens not otherwise permitted hereunder on assets other than the Collateral securing Indebtedness or other obligations in the aggregate principal amount not to exceed $6,500,000 at any time outstanding. SECTION 9.3 Investments. Make, hold or otherwise permit to exist any Investment, except: (a) Investments existing on the Restatement Effective Date (other than Investments in Subsidiaries existing on the Restatement Effective Date) and described on Schedule 9.3 and any modification, replacement, renewal or extension thereof so long as such modification, renewal or extension thereof does not increase the amount of such Investment except as otherwise permitted by this Section 9.3; (b) Investments (i) existing on the Restatement Effective Date in Subsidiaries existing on the Restatement Effective Date, (ii) made after the Restatement Effective Date by any Credit Party in any other Credit Party, (iii) made after the Restatement Effective Date by any Non-Guarantor Subsidiary in any Credit Party and (iv) made after the Restatement Effective Date by any Non-Guarantor Subsidiary in any other Non-Guarantor Subsidiary; (c) Investments made after the Restatement Effective Date by any Credit Party in any Non-Guarantor Subsidiary in an aggregate amount at any time outstanding not to exceed $10,000,000; provided, that, any Investments in the form of loans or advances made by any Credit Party to any Non-Guarantor Subsidiary pursuant to this clause (c) shall be evidenced by a demand note in form and substance reasonably satisfactory to the Administrative Agent and shall be pledged and delivered to the Administrative Agent pursuant to the Security Documents; (d) Investments in cash and Cash Equivalents; (e) Investments by the Borrowers or any of their Subsidiaries consisting of Capital Expenditures permitted by this Agreement; (f) deposits made in the ordinary course of business to secure the performance of leases or other obligations as permitted by Section 9.2; (g) Hedge Agreements permitted pursuant to Section 9.1; (h) purchases of assets in the ordinary course of business;

- 101 - (i) Investments by the Borrowers or any Subsidiary thereof in the form of Permitted Acquisitions, provided, that, such Person or Property (i) becomes a part of the Borrowers or a Subsidiary Guarantor, or (ii) becomes (whether or not such Person is a Wholly-Owned Subsidiary) a Subsidiary Guarantor in the manner contemplated by Section 8.14; (j) Investments in the form of loans and advances to officers, directors and employees in the ordinary course of business in an aggregate amount not to exceed at any time outstanding $1,300,000 (determined without regard to any write-downs or write-offs of such loans or advances); (k) Investments in the form of Restricted Payments permitted pursuant to Section 9.6; (l) Guarantees permitted pursuant to Section 9.1; (m) Investments in joint ventures; provided, that, the aggregate amount of all such Investments shall not at any time exceed the greater of $6,500,000 and 15% of Consolidated EBITDA (measured as of the last day of the Reference Period most recently ended prior to such date); (n) non-cash consideration received in connection with Asset Dispositions expressly permitted by Section 9.5; and (o) Investments not otherwise permitted pursuant to this Section in an aggregate amount not to exceed at any time outstanding the greater of $6,500,000 and 15% of Consolidated EBITDA (measured as of the last day of the Reference Period most recently ended prior to such date); provided, that, immediately before and immediately after giving pro forma effect to any such Investments and any Indebtedness incurred in connection therewith, no Default or Event of Default shall have occurred and be continuing; (p) the Acquisition of any domain names and related assets in the ordinary course of business; provided, that, all Acquisitions under this clause (p) do not exceed $11,500,000 in the aggregate per Fiscal Year; and (q) the Oddsjam Acquisition and any Investments made in connection therewith. For purposes of determining the amount of any Investment outstanding for purposes of this Section 9.3, such amount shall be deemed to be the amount of such Investment when made, purchased or acquired (without adjustment for subsequent increases or decreases in the value of such Investment) less any amount realized in respect of such Investment upon the sale, collection or return of capital (not to exceed the original amount invested). SECTION 9.4 Fundamental Changes. Merge, consolidate, amalgamate or enter into any similar combination with (including by division), or enter into any Asset Disposition of all or substantially all of its assets (whether in a single transaction or a series of transactions) with, any other Person, or liquidate, wind-up or dissolve itself (or suffer any liquidation or dissolution) except: (a) in connection with any Permitted Intragroup Restructuring; (b) Asset Dispositions permitted by Section 9.5; (c) any Wholly-Owned Subsidiary of the Borrowers may merge with or into the Person such Wholly- Owned Subsidiary was formed to acquire in connection with any acquisition permitted hereunder (including any Permitted Acquisition permitted pursuant to Section 9.3(i)); provided, that, in the case of any merger involving a Wholly-Owned Subsidiary that is a Domestic Subsidiary, (i) a Subsidiary Guarantor shall be the continuing or surviving entity or (ii) the continuing or surviving entity shall become a Subsidiary Guarantor to the extent required under, and within the time period set forth in Section 8.14; and (d) any Person may merge with or into any Borrower or any of its Wholly-Owned Subsidiaries in connection with a Permitted Acquisition permitted pursuant to Section 9.3(i); provided, that, in the case of a merger

- 102 - involving the Borrowers or a Subsidiary Guarantor, the continuing or surviving Person shall be a Borrower or a Subsidiary Guarantor that is a Wholly-Owned Subsidiary of the Borrowers. SECTION 9.5 Asset Dispositions. Make any Asset Disposition except: (a) the sale of inventory or domain names and related assets no longer used in the ordinary course of business; provided, that, such dispositions under this clause (a) shall not exceed $6,500,000 in the aggregate per Fiscal Year; (b) [reserved]; (c) the write-off, discount, sale or other disposition of defaulted or past-due receivables and similar obligations in the ordinary course of business and not undertaken as part of an accounts receivable financing transaction; (d) the disposition, termination or unwinding of any Hedge Agreement; (e) dispositions of cash and Cash Equivalents; (f) in connection with a Permitted Intragroup Restructuring; (g) the sale or other disposition of obsolete, worn-out or surplus assets no longer used or useful in the business of the Borrowers or any of their Subsidiaries; (h) non-exclusive licenses and sublicenses of intellectual property rights in the ordinary course of business not interfering, individually or in the aggregate, in any material respect with the business of the Borrowers and their Subsidiaries; (i) leases, subleases, licenses or sublicenses of real or personal property granted by the Borrowers or any of their Subsidiaries to others in the ordinary course of business not detracting from the value of such real or personal property or interfering in any material respect with the business of the Borrowers or any of their Subsidiaries; (j) Asset Dispositions in connection with Insurance and Condemnation Events; provided, that, the requirements of Section 4.4(b) are complied with in connection therewith; (k) Asset Dispositions of property in the form of an Investment permitted pursuant to Section 9.3 (other than clause (n) thereof); and (l) Asset Dispositions not otherwise permitted pursuant to this Section; provided, that, (i) at the time of such Asset Disposition, no Default or Event of Default shall exist or would result from such Asset Disposition, (ii) such Asset Disposition is made for fair market value as determined in good faith by Holdings and the consideration received shall be no less than 75% in cash, and (iii) the aggregate fair market value of all property disposed of in reliance on this clause (l) shall not exceed $6,500,000 during the term of this Agreement. SECTION 9.6 Restricted Payments. Declare or make any Restricted Payments; provided, that, the Credit Parties may make any Restricted Payment after December 31, 2025 so long as, as of the date of any such Restricted Payment, and immediately after giving effect thereto, (a) no Event of Default shall exist and (b) on a pro forma basis, the Credit Parties would have a Consolidated Total Net Leverage Ratio of less than 2.50 to 1.00; SECTION 9.7 Transactions with Affiliates. Directly or indirectly enter into any transaction, including any purchase, sale, lease or exchange of Property, the rendering of any service or the payment of any management, advisory or similar fees, with (a) any officer, director, holder of any Equity Interests in, or other Affiliate of, Holdings, the Borrowers or any of their Subsidiaries, or (b) any Affiliate of any such officer, director or holder, other than:

- 103 - (i) transactions permitted by Sections 9.1, 9.3, 9.4, 9.5, and 9.6; (ii) transactions existing on the Restatement Effective Date and described on Schedule 9.7; (iii) transactions among Credit Parties not prohibited hereunder; (iv) other transactions in the ordinary course of business on terms at least as favorable to the Credit Parties and their respective Subsidiaries as would be obtained by it on a comparable arm’s-length transaction with an independent, unrelated third party as determined in good faith by the board of directors (or equivalent governing body) of Holdings; (v) employment, severance and other compensation arrangements (including equity incentive plans and employee benefit plans and arrangements) with their respective officers and employees in the ordinary course of business; and (vi) payment of customary fees and reasonable out of pocket costs to, and indemnities for the benefit of, directors, officers and employees of Holdings, the Borrowers and their Subsidiaries in the ordinary course of business to the extent attributable to the ownership or operation of the Borrowers and their Subsidiaries. SECTION 9.8 Accounting Changes; Organizational Documents. (a) Change its Fiscal Year end, or make (without the consent of the Administrative Agent) any material change in its accounting treatment and reporting practices except as required by IFRS. (b) Amend, modify or change its Organizational Documents in any manner materially adverse to the rights or interests of the Lenders. SECTION 9.9 Payments and Modifications of Junior Indebtedness. (a) Amend, modify, waive or supplement (or permit the modification, amendment, waiver or supplement of) any of the terms or provisions of any Junior Indebtedness in any respect which would materially and adversely affect the rights or interests of the Administrative Agent and the Lenders hereunder or would violate the subordination terms thereof or any subordination agreement applicable thereto. (b) Prepay, repay, redeem, purchase, defease or acquire for value (including (x) by way of depositing with any trustee with respect thereto money or securities before due for the purpose of paying when due and (y) at the maturity thereof) any Junior Indebtedness, or make any payment in violation of any subordination terms of any Junior Indebtedness, except: (i) in connection with any Permitted Refinancing Indebtedness permitted by Section 9.1 and in compliance with any subordination provisions thereof or any subordination agreement applicable thereto; (ii) so long as no Default or Event of Default then exists or would be caused thereby, repurchases, redemptions, defeasances or mandatory repayment of Junior Indebtedness (in each case, except to the extent prohibited by the subordination terms thereof or any subordination agreement applicable thereto); (iii) payments and prepayments of any Junior Indebtedness made solely with the proceeds of Qualified Equity Interests or any capital contribution in respect of Qualified Equity Interests of Borrowers not otherwise required to prepay Loans pursuant to Section 4.4(b)(ii), so long as immediately before and after giving effect to any such payment or prepayment, no Default or Event of Default then exists; (iv) (A) payments and prepayments of Junior Indebtedness as a result of the conversion of all or any portion of such Junior Indebtedness into Qualified Equity Interests of the Borrowers, and (B)

- 104 - payments of interest in respect of Junior Indebtedness in the form of payment in kind interest constituting Indebtedness permitted pursuant to Section 9.1; (v) the payment of interest, expenses and indemnities in respect of Junior Indebtedness (except to the extent prohibited by the subordination terms thereof or any subordination agreement applicable thereto); (vi) in connection with any Restricted Payments permitted pursuant to Section 9.6; and (vii) notwithstanding anything to the contrary, the payment of interest, expenses and indemnities with respect to Seller Notes (including, without limitation, earn-outs) and, so long as no Default or Event of Default then exists or would be caused thereby, any other payment, prepayment, repurchase, redemption, defeasance or mandatory repayment of Seller Notes (including, without limitation, earn-outs). SECTION 9.10 No Further Negative Pledges; Restrictive Agreements. (a) Enter into, assume or be subject to any agreement prohibiting or otherwise restricting the creation or assumption of any Lien upon its properties or assets, whether now owned or hereafter acquired, or requiring the grant of any security for such obligation if security is given for some other obligation, except (i) pursuant to this Agreement and the other Loan Documents, (ii) pursuant to any document or instrument governing Indebtedness incurred pursuant to Section 9.1(d) (provided, that, any such restriction contained therein relates only to the asset or assets financed thereby), (iii) customary restrictions contained in the Organizational Documents of any Non- Guarantor Subsidiary as of the Restatement Effective Date and (iv) customary restrictions in connection with any Permitted Lien or any document or instrument governing any Permitted Lien (provided, that, any such restriction contained therein relates only to the asset or assets subject to such Permitted Lien). (b) Create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Credit Party or any Subsidiary thereof to (i) pay dividends or make any other distributions to any Credit Party or any Subsidiary on its Equity Interests or with respect to any other interest or participation in, or measured by, its profits, (ii) pay any Indebtedness or other obligation owed to any Credit Party or (iii) make loans or advances to any Credit Party, except in each case for such encumbrances or restrictions existing under or by reason of (A) this Agreement and the other Loan Documents and (B) Applicable Law. (c) Create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Credit Party or any Subsidiary thereof to (i) sell, lease or transfer any of its properties or assets to any Credit Party or (ii) act as a Credit Party pursuant to the Loan Documents or any renewals, refinancings, exchanges, refundings or extension thereof, except in each case for such encumbrances or restrictions existing under or by reason of (A) this Agreement and the other Loan Documents, (B) Applicable Law, (C) any document or instrument governing Indebtedness incurred pursuant to Section 9.1(d) (provided, that, any such restriction contained therein relates only to the asset or assets acquired in connection therewith), (D) any Permitted Lien or any document or instrument governing any Permitted Lien (provided, that, any such restriction contained therein relates only to the asset or assets subject to such Permitted Lien), (E) obligations that are binding on a Subsidiary at the time such Subsidiary first becomes a Subsidiary of the Borrowers, so long as such obligations are not entered into in contemplation of such Person becoming a Subsidiary, (F) customary restrictions contained in an agreement related to the sale of Property (to the extent such sale is permitted pursuant to Section 9.5) that limit the transfer of such Property pending the consummation of such sale, (G) customary restrictions in leases, subleases, licenses and sublicenses or asset sale agreements otherwise permitted by this Agreement so long as such restrictions relate only to the assets subject thereto and (H) customary provisions restricting assignment of any agreement entered into in the ordinary course of business. SECTION 9.11 Nature of Business. Engage in any business other than the businesses conducted by the Borrowers and their Subsidiaries as of the Restatement Effective Date and businesses and business activities reasonably related or ancillary thereto or that are reasonable extensions thereof.

- 105 - SECTION 9.12 Amendments and Other Documents. Amend, modify, waive or supplement (or permit modification, amendment, waiver or supplement of) any of the material terms or provisions of any Material Contract in any respect which would materially and adversely affect the rights or interests of the Administrative Agent and the Lenders hereunder, in each case, without the prior written consent of the Administrative Agent. SECTION 9.13 Sale Leasebacks. Directly or indirectly become or remain liable as lessee or as guarantor or other surety with respect to any lease, whether an operating lease, a finance lease or a capital lease, of any Property (whether real, personal or mixed), whether now owned or hereafter acquired, (a) which any Credit Party or any Subsidiary thereof has sold or transferred or is to sell or transfer to a Person which is not another Credit Party or Subsidiary of a Credit Party or (b) which any Credit Party or any Subsidiary of a Credit Party intends to use for substantially the same purpose as any other Property that has been sold or is to be sold or transferred by such Credit Party or such Subsidiary to another Person which is not another Credit Party or Subsidiary of a Credit Party in connection with such lease. SECTION 9.14 [Reserved]. SECTION 9.15 Financial Covenants. (a) Consolidated Total Net Leverage Ratio. As of the last day of any fiscal quarter, permit the Consolidated Total Net Leverage Ratio to be greater than 3.00 to 1.00. (b) Minimum Liquidity. Permit Liquidity as of the last day of any fiscal quarter, commencing with the fiscal quarter ending June 30, 2025, to be less than $15,000,000. (c) Consolidated Fixed Charge Coverage Ratio. As of the last day of any fiscal quarter, permit the Consolidated Fixed Charge Coverage Ratio to be less than 1.25 to 1.00. SECTION 9.16 Limitations on Holdings. Permit Holdings to:hold any assets other than (i) the Equity Interests of its Subsidiaries and intercompany advances to, receivables payable by, and other permitted Investments in, its Subsidiaries, (ii) assets, properties or rights that are not capable of being sold, assigned, transferred or conveyed to the Borrowers without the consent of any other Person, or if such assignment or attempted assignment would constitute a breach thereof, or a violation of any Applicable Law, (iii) agreements relating to the issuance, sale, purchase, repurchase or registration of securities of Holdings, (iv) minute books and other corporate books and records of Holdings, (v) Equity Interests and securities of Holdings held as treasury shares, and (vi) other miscellaneous non-material assets; (b) have any liabilities other than (i) the liabilities under the Loan Documents, (ii) tax liabilities arising in the ordinary course of business, (iii) Indebtedness permitted under Section 9.1, (iv) corporate, administrative and operating expenses in the ordinary course of business and (v) liabilities under any contracts or agreements described in (a)(ii) and (iii) above; or (c) engage in any activities or business other than (i) issuing shares of its own Qualified Equity Interests, (ii) holding the assets and incurring the liabilities described in this Section 9.16 and activities incidental and related thereto or (iii) making Restricted Payments, payments, dividends, distributions, contributions, issuances, share redemptions, repurchases and retirements, or other activities permitted pursuant to Sections 9.6 or 9.7. SECTION 9.17 Disposal of Subsidiary Interests. Permit any Domestic Subsidiary to be a non-Wholly- Owned Subsidiary except as a result of or in connection with a dissolution, merger, amalgamation, consolidation or disposition, as part of a Permitted Intragroup Restructuring or otherwise permitted by Section 9.4 or 9.5.

- 106 - ARTICLE 10 DEFAULT AND REMEDIES SECTION 10.1 Events of Defaults. Each of the following shall constitute an Event of Default: (a) Default in Payment of Principal of Loans and Reimbursement Obligations. The Borrowers or any other Credit Party shall default in any payment of principal of any Loan or Reimbursement Obligation when and as due (whether at maturity, by reason of acceleration or otherwise) or fail to provide Cash Collateral pursuant to Section 2.4(b), Section 2.5(b), Section 3.1, Section 3.12, Section 5.15(a)(v) or Section 5.16. (b) Other Payment Default. The Borrowers or any other Credit Party shall default in the payment when and as due (whether at maturity, by reason of acceleration or otherwise) of interest on any Loan or Reimbursement Obligation or the payment of any other Obligation, and such default shall continue for a period of three (3) Business Days. (c) Misrepresentation. Any representation, warranty, certification or statement of fact made or deemed made by or on behalf of any Credit Party or any Subsidiary thereof in this Agreement, in any other Loan Document, or in any document delivered in connection herewith or therewith that is subject to materiality or Material Adverse Effect qualifications, shall be incorrect or misleading in any respect when made or deemed made or any representation, warranty, certification or statement of fact made or deemed made by or on behalf of any Credit Party or any Subsidiary thereof in this Agreement, in any other Loan Document, or in any document delivered in connection herewith or therewith that is not subject to materiality or Material Adverse Effect qualifications, shall be incorrect or misleading in any material respect when made or deemed made. (d) Default in Performance of Certain Covenants. Any Credit Party or any Subsidiary thereof shall default in the performance or observance of any covenant or agreement contained in Sections 8.1, 8.2, 8.3, 8.4, 8.13, 8.14, 8.15, 8.16, 8.17, 8.18, or 8.23 or Article 9. (e) Default in Performance of Other Covenants and Conditions. Any Credit Party or any Subsidiary thereof shall default in the performance or observance of any term, covenant, condition or agreement contained in this Agreement (other than as specifically provided for in this Section 10.1) or any other Loan Document and such default shall continue for a period of thirty (30) days after the earlier of (i) the Administrative Agent’s delivery of written notice thereof to the Borrowers and (ii) a Responsible Officer of any Credit Party having obtained knowledge thereof. (f) Indebtedness Cross-Default. Any Credit Party or any Subsidiary thereof shall (i) default in the payment of any Indebtedness (other than the Loans or any Reimbursement Obligation) the aggregate principal amount (including undrawn committed or available amounts), or with respect to any Hedge Agreement, the Hedge Termination Value, of which is in excess of the Threshold Amount beyond the period of grace if any, provided in the instrument or agreement under which such Indebtedness was created, or (ii) default in the observance or performance of any other agreement or condition relating to any Indebtedness (other than the Loans or any Reimbursement Obligation) the aggregate principal amount (including undrawn committed or available amounts), or with respect to any Hedge Agreement, the Hedge Termination Value, of which is in excess of the Threshold Amount or contained in any instrument or agreement evidencing, securing or relating thereto or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause, or to permit the holder or holders of such Indebtedness (or a trustee or agent on behalf of such holder or holders) to cause, with the giving of notice and/or lapse of time, if required, any such Indebtedness to (A) become due, or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such Indebtedness to be made, prior to its stated maturity (any applicable grace period having expired) or (B) be cash collateralized. (g) Other Cross-Defaults. Any Credit Party or any Subsidiary thereof shall default in the payment when due, or in the performance or observance, of any obligation or condition of any Material Contract which would reasonably be expected to have a Material Adverse Effect.

- 107 - (h) Change in Control. Any Change in Control shall occur. (i) Voluntary Bankruptcy Proceeding. Any Credit Party or any Subsidiary thereof shall (i) commence a voluntary case under any Debtor Relief Laws, (ii) file a petition seeking to take advantage of any Debtor Relief Laws, (iii) consent to or fail to contest in a timely and appropriate manner any petition filed against it in an involuntary case under any Debtor Relief Laws, (iv) apply for or consent to, or fail to contest in a timely and appropriate manner, the appointment of, or the taking of possession by, a receiver, custodian, trustee, examiner, process adviser, administrator or liquidator of itself or of a substantial part of its property, domestic or foreign, (v) admit in writing its inability to pay its debts as they become due, (vi) make a general assignment for the benefit of creditors, or (vii) take any corporate action for the purpose of authorizing any of the foregoing. (j) Involuntary Bankruptcy Proceeding. A case or other proceeding shall be commenced against any Credit Party or any Subsidiary thereof in any court of competent jurisdiction seeking (i) relief under any Debtor Relief Laws, or (ii) the appointment of a trustee, receiver, custodian, liquidator, examiner, process adviser, administrator or the like for any Credit Party or any Subsidiary thereof or for all or any substantial part of its assets, domestic or foreign, and such case or proceeding shall continue without dismissal or stay for a period of sixty (60) consecutive days, or an order granting the relief requested in such case or proceeding under such Debtor Relief Laws shall be entered (including any order appointing an examiner or interim examiner to any Irish Credit Party). (k) Failure of Agreements. Any provision of this Agreement or any provision of any other Loan Document shall for any reason cease to be valid and binding on any Credit Party or any Subsidiary thereof party thereto or any such Person shall so state in writing, or any Loan Document shall for any reason cease to create a valid and perfected first priority Lien (subject to Permitted Liens) on, or security interest in, any of the Collateral purported to be covered thereby, in each case other than (i) as a result of the acts or omissions by the Administrative Agent or its Related Parties, or (ii) in accordance with the express terms hereof or thereof. (l) ERISA Events. The occurrence of any of the following events: (i) any Credit Party or any ERISA Affiliate fails to make full payment when due of all amounts which, under the provisions of any Pension Plan or Sections 412 or 430 of the Code, any Credit Party or any ERISA Affiliate is required to pay as contributions thereto and such unpaid amounts are in excess of the Threshold Amount, (ii) a Termination Event or (iii) any Credit Party or any ERISA Affiliate makes a complete or partial withdrawal from any Multiemployer Plan and the Multiemployer Plan notifies such Credit Party or ERISA Affiliate that such entity has incurred a withdrawal liability requiring payments in an amount exceeding the Threshold Amount. (m) Judgment. One or more judgments, orders or decrees shall be entered against any Credit Party or any Subsidiary thereof by any court and continues without having been discharged, vacated or stayed for a period of forty-five (45) consecutive days after the entry thereof and such judgments, orders or decrees (i) in the case of the payment of money, are individually or in the aggregate (to the extent not paid or covered by insurance as to which the relevant insurance company has acknowledged the claim and has not disputed coverage), in excess of the Threshold Amount or (ii) in the case of injunctive or other non-monetary relief, would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. SECTION 10.2 Remedies. Upon the occurrence and during the continuance of an Event of Default, with the consent of the Required Lenders, the Administrative Agent may, or upon the request of the Required Lenders, the Administrative Agent shall, by notice to the Borrowers: (a) Acceleration; Termination of Credit Facility. Terminate the Commitments and declare the principal of and interest on the Loans and the Reimbursement Obligations at the time outstanding, and all other amounts owed to the Lenders and to the Administrative Agent under this Agreement or any of the other Loan Documents (including all L/C Obligations, whether or not the beneficiaries of the then outstanding Letters of Credit shall have presented or shall be entitled to present the documents required thereunder) and all other Obligations, to be forthwith due and payable, whereupon the same shall immediately become due and payable without presentment, demand, protest or other notice of any kind, all of which are expressly waived by each Credit Party, anything in this Agreement or the other Loan Documents to the contrary notwithstanding, and terminate the Credit Facility and any right of the Borrowers to request borrowings or Letters of Credit thereunder; provided, that, upon the occurrence of an Event of Default specified in Section 10.1(i) or (j), the Credit Facility shall be automatically terminated and all

- 108 - Obligations shall automatically become due and payable without presentment, demand, protest or other notice of any kind, all of which are expressly waived by each Credit Party, anything in this Agreement or in any other Loan Document to the contrary notwithstanding. (b) Letters of Credit. With respect to all Letters of Credit with respect to which presentment for honor shall not have occurred at the time of an acceleration pursuant to the preceding paragraph, demand that the Borrowers shall at such time deposit in a Cash Collateral account opened by the Administrative Agent an amount equal to the Minimum Collateral Amount of the aggregate then undrawn and unexpired amount of such Letter of Credit. Amounts held in such Cash Collateral account shall be applied by the Administrative Agent to the payment of drafts drawn under such Letters of Credit, and the unused portion thereof after all such Letters of Credit shall have expired or been fully drawn upon, if any, shall be applied to repay the other Secured Obligations in accordance with Section 10.4. After all such Letters of Credit shall have expired or been fully drawn upon, the Reimbursement Obligation shall have been satisfied and all other Secured Obligations shall have been paid in full, the balance, if any, in such Cash Collateral account shall be returned to the Borrowers. (c) General Remedies. Exercise on behalf of the Secured Parties all of its other rights and remedies under this Agreement, the other Loan Documents and Applicable Law, in order to satisfy all of the Secured Obligations. SECTION 10.3 Rights and Remedies Cumulative; Non-Waiver; Etc. (a) The enumeration of the rights and remedies of the Administrative Agent and the Lenders set forth in this Agreement is not intended to be exhaustive and the exercise by the Administrative Agent and the Lenders of any right or remedy shall not preclude the exercise of any other rights or remedies, all of which shall be cumulative, and shall be in addition to any other right or remedy given hereunder or under the other Loan Documents or that may now or hereafter exist at law or in equity or by suit or otherwise. No delay or failure to take action on the part of the Administrative Agent or any Lender in exercising any right, power or privilege shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege or shall be construed to be a waiver of any Event of Default. No course of dealing between the Borrowers, the Administrative Agent and the Lenders or their respective agents or employees shall be effective to change, modify or discharge any provision of this Agreement or any of the other Loan Documents or to constitute a waiver of any Event of Default. (b) Notwithstanding anything to the contrary contained herein or in any other Loan Document, the authority to enforce rights and remedies hereunder and under the other Loan Documents against the Credit Parties or any of them shall be vested exclusively in, and all actions and proceedings at law in connection with such enforcement shall be instituted and maintained exclusively by, the Administrative Agent in accordance with Section 10.2 for the benefit of all the Lenders and the Issuing Lenders; provided that the foregoing shall not prohibit (i) the Administrative Agent from exercising on its own behalf the rights and remedies that inure to its benefit (solely in its capacity as Administrative Agent) hereunder and under the other Loan Documents, (ii) any Issuing Lender from exercising the rights and remedies that inure to its benefit (solely in its capacity as an Issuing Lender) hereunder and under the other Loan Documents, (iii) any Lender from exercising setoff rights in accordance with Section 12.4 (subject to the terms of Section 5.6), or (iv) any Lender from filing proofs of claim or appearing and filing pleadings on its own behalf during the pendency of a proceeding relative to any Credit Party under any Debtor Relief Law; and provided, further, that if at any time there is no Person acting as Administrative Agent hereunder and under the other Loan Documents, then (A) the Required Lenders shall have the rights otherwise ascribed to the Administrative Agent pursuant to Section 10.2 and (B) in addition to the matters set forth in clauses (ii), (iii) and (iv) of the preceding proviso and subject to Section 5.6, any Lender may, with the consent of the Required Lenders, enforce any rights and remedies available to it and as authorized by the Required Lenders. SECTION 10.4 Crediting of Payments and Proceeds. In the event that the Obligations have been accelerated pursuant to Section 10.2 or the Administrative Agent or any Lender has exercised any remedy set forth in this Agreement or any other Loan Document, all payments received on account of the Secured Obligations and all net proceeds from the enforcement of the Secured Obligations shall, subject to the provisions of Sections 3.12, 5.15 and 5.16, be applied by the Administrative Agent as follows:

- 109 - First, to payment of that portion of the Secured Obligations constituting fees, indemnities, expenses and other amounts, including attorney fees, payable to the Administrative Agent in its capacity as such; Second, to payment of that portion of the Secured Obligations constituting fees (other than Commitment Fees and Letter of Credit fees payable to the Revolving Credit Lenders), indemnities and other amounts (other than principal and interest) payable to the Lenders and the Issuing Lenders under the Loan Documents, including attorney fees, ratably among the Lenders and the Issuing Lenders in proportion to the respective amounts described in this clause Second payable to them; Third, to payment of that portion of the Secured Obligations constituting accrued and unpaid Commitment Fees, Letter of Credit fees payable to the Revolving Credit Lenders and interest on the Loans and Reimbursement Obligations, ratably among the Lenders and the Issuing Lenders in proportion to the respective amounts described in this clause Third payable to them; Fourth, to payment of that portion of the Secured Obligations constituting unpaid principal of the Loans and Reimbursement Obligations and Secured Hedge Obligations and Secured Cash Management Obligations then owing and to Cash Collateralize any L/C Obligations then outstanding, ratably among the holders of such obligations in proportion to the respective amounts described in this clause Fourth payable to them; and Last, the balance, if any, after all of the Secured Obligations have been paid in full, to the Borrowers or as otherwise required by Applicable Law. Notwithstanding the foregoing, Secured Cash Management Obligations and Secured Hedge Obligations shall be excluded from the application described above if the Administrative Agent has not received written notice thereof, together with such supporting documentation as the Administrative Agent may request, from the applicable holders thereof following such acceleration or exercise of remedies and at least three (3) Business Days prior to the application of the proceeds thereof. Each holder of Secured Cash Management Obligations or Secured Hedge Obligations that, in either case, is not a party to this Agreement that has given the notice contemplated by the preceding sentence shall, by such notice, be deemed to have acknowledged and accepted the appointment of the Administrative Agent pursuant to the terms of Article 11 for itself and its Affiliates as if a “Lender” party hereto. SECTION 10.5 Administrative Agent May File Proofs of Claim. In case of the pendency of any proceeding under any Debtor Relief Law or any other judicial proceeding relative to any Credit Party, the Administrative Agent (irrespective of whether the principal of any Loan or L/C Obligation shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on any Credit Party) shall be entitled and empowered (but not obligated) by intervention in such proceeding or otherwise: (a) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans, L/C Obligations and all other Secured Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders, the Issuing Lenders and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders, the Issuing Lenders and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders, the Issuing Lenders and the Administrative Agent under Sections 3.3, 5.3 and 12.3) allowed in such judicial proceeding; and (b) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same; and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender and each Issuing Lender to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders and the Issuing Lenders, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amounts due the Administrative Agent under Sections 3.3, 5.3 and 12.3.

- 110 - SECTION 10.6 Credit Bidding. (a) The Administrative Agent, on behalf of itself and the Secured Parties, shall have the right, exercisable at the direction of the Required Lenders, to credit bid and purchase for the benefit of the Administrative Agent and the Secured Parties all or any portion of Collateral at any sale thereof conducted by the Administrative Agent under the provisions of the UCC, including pursuant to Sections 9-610 or 9-620 of the UCC, at any sale thereof conducted under the provisions of the United States Bankruptcy Code, including Section 363 thereof, or a sale under a plan of reorganization, or at any other sale or foreclosure conducted by the Administrative Agent (whether by judicial action or otherwise) in accordance with Applicable Law. Such credit bid or purchase may be completed through one or more acquisition vehicles formed by the Administrative Agent to make such credit bid or purchase and, in connection therewith, the Administrative Agent is authorized, on behalf of itself and the other Secured Parties, to adopt documents providing for the governance of the acquisition vehicle or vehicles, and assign the applicable Secured Obligations to any such acquisition vehicle in exchange for Equity Interests and/or debt issued by the applicable acquisition vehicle (which shall be deemed to be held for the ratable account of the applicable Secured Parties on the basis of the Secured Obligations so assigned by each Secured Party); provided that any actions by the Administrative Agent with respect to such acquisition vehicle or vehicles, including any disposition of the assets or Equity Interests thereof, shall be governed, directly or indirectly, by the vote of the Required Lenders, irrespective of the termination of this Agreement and without giving effect to the limitations on actions by the Required Lenders contained in Section 12.2. (b) Each Lender hereby agrees, on behalf of itself and each of its Affiliates that is a Secured Party, that, except as otherwise provided in any Loan Document or with the written consent of the Administrative Agent and the Required Lenders, it will not take any enforcement action, accelerate obligations under any of the Loan Documents, or exercise any right that it might otherwise have under Applicable Law to credit bid at foreclosure sales, UCC sales or other similar dispositions of Collateral. ARTICLE 11 THE ADMINISTRATIVE AGENT SECTION 11.1 Appointment and Authority. (a) Each of the Lenders and each Issuing Lender hereby irrevocably appoints, designates and authorizes Wells Fargo to act on its behalf as the Administrative Agent hereunder and under the other Loan Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. Except as provided in Sections 11.6 and 11.9 the provisions of this Article are solely for the benefit of the Administrative Agent, the Arrangers, the Lenders, the Issuing Lenders and their respective Related Parties, and neither Holdings nor any Subsidiary thereof shall have rights as a third-party beneficiary of any of such provisions. (b) The Administrative Agent shall also act as the “collateral agent” under the Loan Documents, and each of the Lenders (including each holder of Secured Hedge Obligations and Secured Cash Management Obligations) and the Issuing Lenders hereby irrevocably appoints and authorizes the Administrative Agent to act as the agent of such Lender and such Issuing Lender for purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by any of the Credit Parties to secure any of the Secured Obligations, together with such powers and discretion as are reasonably incidental thereto (including to enter into additional Loan Documents or supplements to existing Loan Documents on behalf of the Secured Parties). In this connection, the Administrative Agent, as “collateral agent” and any co-agents, sub-agents and attorneys-in-fact appointed by the Administrative Agent pursuant to this Article 11 for purposes of holding or enforcing any Lien on the Collateral (or any portion thereof) granted under the Security Documents, or for exercising any rights and remedies thereunder at the direction of the Administrative Agent), shall be entitled to the benefits of all provisions of this Article and Article 12 (including Section 12.3, as though such co- agents, sub-agents and attorneys-in-fact were the “collateral agent” under the Loan Documents) as if set forth in full herein with respect thereto. (c) It is understood and agreed that the use of the term “agent” herein or in any other Loan Documents (or any other similar term) with reference to the Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any Applicable Law. Instead such term is used as a

- 111 - matter of market custom, and is intended to create or reflect only an administrative relationship between contracting parties. SECTION 11.2 Rights as a Lender. The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, own securities of, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of banking, trust, financial advisory, underwriting, capital markets or other business with Holdings or any Subsidiary or other Affiliate thereof as if such Person were not the Administrative Agent hereunder and without any duty to account therefor to the Lenders or to provide notice to or consent of the Lenders with respect thereto. SECTION 11.3 Exculpatory Provisions. (a) The Administrative Agent, the Arrangers and their respective Related Parties shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents, and its duties hereunder and thereunder shall be administrative in nature. Without limiting the generality of the foregoing, the Administrative Agent, the Arrangers and their respective Related Parties: (i) shall not be subject to any agency, trust, fiduciary or other implied duties, regardless of whether a Default or Event of Default has occurred and is continuing; (ii) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents), provided that the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Loan Document or Applicable Law, including for the avoidance of doubt any action that may be in violation of the automatic stay under any Debtor Relief Law or that may effect a forfeiture, modification or termination of property of a Defaulting Lender in violation of any Debtor Relief Law; (iii) shall not, have any duty to disclose, and shall not be liable for the failure to disclose to any Lender, any Issuing Lender or any other Person, any credit or other information relating concerning the business, prospects, operations, properties, assets, financial or other condition or creditworthiness of Holdings, the Borrowers or any of their respective Subsidiaries or Affiliates that is communicated to, obtained by or otherwise in the possession of the Person serving as the Administrative Agent, the Arrangers or their respective Related Parties in any capacity, except for notices, reports and other documents that are required to be furnished by the Administrative Agent to the Lenders pursuant to the express provisions of this Agreement; and (iv) shall not be required to account to any Lender or any Issuing Lender for any sum or profit received by the Administrative Agent for its own account. (b) The Administrative Agent, the Arrangers and their respective Related Parties shall not be liable for any action taken or not taken by it under or in connection with this Agreement or any other Loan Document or the transactions contemplated hereby or thereby (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in Section 12.2 and Section 10.2) or (ii) in the absence of its own gross negligence or willful misconduct as determined by a court of competent jurisdiction by final non- appealable judgment. The Administrative Agent shall be deemed not to have knowledge of any Default or Event of Default unless and until notice describing such Default or Event of Default and indicating that such notice is a “Notice of Default” is given to the Administrative Agent by Holdings, the Borrowers, a Lender or an Issuing Lender.

- 112 - (c) The Administrative Agent, the Arrangers and their respective Related Parties shall not be responsible for or have any duty or obligations to any Lender or Participant or any other Person to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith (including any report provided to it by an Issuing Lender pursuant to Section 3.9), (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default or Event of Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document, or the creation, perfection or priority of any Lien purported to be created by the Security Documents or (v) the value or the sufficiency of any Collateral, (vi) the satisfaction of any condition set forth in Article 6 or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent. SECTION 11.4 Reliance by the Administrative Agent. The Administrative Agent shall be entitled to rely upon, shall be fully protected in relying and shall not incur any liability for relying upon, any notice, request, certificate, consent, communication, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person, including any certification pursuant to Section 11.9. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall be fully protected in relying and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan, or the issuance, extension, renewal or increase of a Letter of Credit, that by its terms must be fulfilled to the satisfaction of a Lender or an Issuing Lender, the Administrative Agent may presume that such condition is satisfactory to such Lender or such Issuing Lender unless the Administrative Agent shall have received notice to the contrary from such Lender or such Issuing Lender prior to the making of such Loan or the issuance of such Letter of Credit. The Administrative Agent may consult with legal counsel (who may be counsel for Holdings and the Borrowers), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts. Each Lender or Issuing Lender that has signed this Agreement or a signature page to an Assignment and Assumption or any other Loan Document pursuant to which it is to become a Lender or Issuing Lender hereunder shall be deemed to have consented to, approved and accepted and shall deemed satisfied with each document or other matter required thereunder to be consented to, approved or accepted by such Lender or Issuing Lender or that is to be acceptable or satisfactory to such Lender or Issuing Lender. SECTION 11.5 Delegation of Duties. The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub- agents appointed by the Administrative Agent. The Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the Credit Facility as well as activities as Administrative Agent. The Administrative Agent shall not be responsible for the negligence or misconduct of any sub-agents except to the extent that a court of competent jurisdiction determines in a final and non-appealable judgment that the Administrative Agent acted with gross negligence or willful misconduct in the selection of such sub-agents. SECTION 11.6 Resignation of Administrative Agent. (a) The Administrative Agent may at any time give notice of its resignation to the Lenders, the Issuing Lenders and the Borrowers. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, in consultation with the Borrowers, to appoint a successor, which shall be a bank or financial institution reasonably experienced in serving as administrative agent on syndicated bank facilities with an office in the United States, or an Affiliate of any such bank or financial institution with an office in the United States. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation (or such earlier day as shall be agreed by the Required Lenders) (the “Resignation Effective Date”), then the retiring Administrative Agent may (but shall not be obligated to), on behalf of the Lenders and the Issuing Lenders, appoint a successor Administrative Agent meeting the qualifications set forth above; provided that in no event shall any such successor Administrative Agent be a Defaulting Lender.

- 113 - Whether or not a successor has been appointed, such resignation shall become effective in accordance with such notice on the Resignation Effective Date. (b) If the Person serving as Administrative Agent is a Defaulting Lender pursuant to clause (d) of the definition thereof, the Required Lenders may, to the extent permitted by Applicable Law, by notice in writing to the Borrowers and such Person, remove such Person as Administrative Agent and, in consultation with the Borrowers, appoint a successor. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days (or such earlier day as shall be agreed by the Required Lenders) (the “Removal Effective Date”), then such removal shall nonetheless become effective in accordance with such notice on the Removal Effective Date. (c) With effect from the Resignation Effective Date or the Removal Effective Date (as applicable), (i) the retiring or removed Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any collateral security held by the Administrative Agent on behalf of the Lenders or the Issuing Lenders under any of the Loan Documents, the retiring or removed Administrative Agent shall continue to hold such collateral security until such time as a successor Administrative Agent is appointed) and (ii) except for any indemnity payments or other amounts then owed to the retiring or removed Administrative Agent, all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender and each Issuing Lender directly, until such time, if any, as the Required Lenders appoint a successor Administrative Agent as provided for above. Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring or removed Administrative Agent (other than any rights to indemnity payments or other amounts owed to the retiring or removed Administrative Agent as of the Resignation Effective Date or the Removal Effective Date, as applicable), and the retiring or removed Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents. The fees payable by the Borrowers to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrowers and such successor. After the retiring or removed Administrative Agent’s resignation or removal hereunder and under the other Loan Documents, the provisions of this Article and Section 12.3 shall continue in effect for the benefit of such retiring or removed Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring or removed Administrative Agent was acting as Administrative Agent or relating to its duties as Administrative Agent that are carried out following its retirement or removal, including, without limitation, any actions taken with respect to acting as collateral agent or otherwise holding any Collateral on behalf of any of the Secured Parties or in respect of any actions taken in connection with the transfer of agency to a replacement or successor Administrative Agent. (d) Any resignation by, or removal of, Wells Fargo as Administrative Agent pursuant to this Section shall also constitute its resignation as an Issuing Lender. Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, (i) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring Issuing Lender, if in its sole discretion it elects to, (ii) the retiring Issuing Lender shall be discharged from all of their respective duties and obligations hereunder or under the other Loan Documents, and (iii) the successor Issuing Lender, if in its sole discretion it elects to, shall issue letters of credit in substitution for the Letters of Credit, if any, outstanding at the time of such succession or make other arrangements satisfactory to the retiring Issuing Lender to effectively assume the obligations of the retiring Issuing Lender with respect to such Letters of Credit. SECTION 11.7 Non-Reliance on Administrative Agent and Other Lenders. Each Lender and each Issuing Lender expressly acknowledges that none of the Administrative Agent, the Arrangers or any of their respective Related Parties has made any representations or warranties to it and that no act taken or failure to act by the Administrative Agent, the Arrangers or any of their respective Related Parties, including any consent to, and acceptance of any assignment or review of the affairs of Holdings, the Borrowers and their Subsidiaries or Affiliates shall be deemed to constitute a representation or warranty of the Administrative Agent, the Arrangers or any of their respective Related Parties to any Lender, any Issuing Lender or any other Secured Party as to any matter, including whether the Administrative Agent, the Arrangers or any of their respective Related Parties have disclosed material information in their (or their respective Related Parties’) possession. Each Lender and each Issuing Lender expressly acknowledges, represents and warrants to the Administrative Agent and the Arrangers that (a) the Loan

- 114 - Documents set forth the terms of a commercial lending facility, (b) it is engaged in making, acquiring, purchasing or holding commercial loans in the ordinary course and is entering into this Agreement and the other Loan Documents to which it is a party as a Lender for the purpose of making, acquiring, purchasing and/or holding the commercial loans set forth herein as may be applicable to it, and not for the purpose of making, acquiring, purchasing or holding any other type of financial instrument, (c) it is sophisticated with respect to decisions to make, acquire, purchase or hold the commercial loans applicable to it and either it or the Person exercising discretion in making its decisions to make, acquire, purchase or hold such commercial loans is experienced in making, acquiring, purchasing or holding commercial loans, (d) it has, independently and without reliance upon the Administrative Agent, the Arrangers, any other Lender or any of their respective Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and appraisal of, and investigations into, the business, prospects, operations, property, assets, liabilities, financial and other condition and creditworthiness of Holdings, the Borrowers and their Subsidiaries, all applicable bank or other regulatory Applicable Laws relating to the Transactions and the transactions contemplated by this Agreement and the other Loan Documents and (e) it has made its own independent decision to enter into this Agreement and the other Loan Documents to which it is a party and to extend credit hereunder and thereunder. Each Lender and each Issuing Lender also acknowledges that (i) it will, independently and without reliance upon the Administrative Agent, the Arrangers or any other Lender or any of their respective Related Parties (A) continue to make its own credit analysis, appraisals and decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder based on such documents and information as it shall from time to time deem appropriate and its own independent investigations and (B) continue to make such investigations and inquiries as it deems necessary to inform itself as to Holdings, the Borrowers and their Subsidiaries and (ii) it will not assert any claim in contravention of this Section 11.7. SECTION 11.8 No Other Duties, Etc. Anything herein to the contrary notwithstanding, none of the syndication agents, documentation agents, co-agents, arrangers or bookrunners listed on the cover page hereof shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Administrative Agent, a Lender or an Issuing Lender hereunder, but each such Person shall have the benefit of the indemnities and exculpatory provisions hereof. SECTION 11.9 Collateral and Guaranty Matters. (a) Each of the Lenders (including in its or any of its Affiliate’s capacities as a holder of Secured Hedge Obligations and Secured Cash Management Obligations) irrevocably authorize the Administrative Agent, at its option and in its discretion: (i) to release any Lien on any Collateral granted to or held by the Administrative Agent, for the ratable benefit of the Secured Parties, under any Loan Document (A) upon the termination of the Revolving Credit Commitment and payment in full of all Secured Obligations (other than (1) contingent indemnification obligations and (2) Secured Cash Management Obligations or Secured Hedge Obligations) and the expiration or termination of all Letters of Credit (other than Letters of Credit which have been Cash Collateralized or as to which other arrangements satisfactory to the Administrative Agent and the applicable Issuing Lender shall have been made), (B) that is sold or otherwise disposed of or to be sold or otherwise disposed of as part of or in connection with any sale or other disposition to a Person other than a Credit Party permitted under the Loan Documents, as certified by the Borrowers, or (C) if approved, authorized or ratified in writing by the Required Lenders in accordance with Section 12.2; provided that any release of all or substantially of the Collateral shall be subject to Section 12.2(j); (ii) to subordinate any Lien on any Collateral granted to or held by the Administrative Agent under any Loan Document to the holder of any Permitted Lien subject to Sections 12.2(b) and 12.2(j); and (iii) to release any Subsidiary Guarantor from its obligations under any Loan Documents if such Person ceases to be a Subsidiary or becomes an Excluded Subsidiary as a result of a transaction permitted under the Loan Documents, as certified by the Borrowers; provided that the release of Subsidiary Guarantors comprising substantially all of the credit support for the Secured Obligations shall be subject to Section 12.2(i).

- 115 - Upon request by the Administrative Agent at any time, the Required Lenders will confirm in writing the Administrative Agent’s authority to release or subordinate its interest in particular types or items of property, or to release any Guarantor from its obligations under the Subsidiary Guaranty Agreement pursuant to this Section 11.9. In each case as specified in this Section 11.9, the Administrative Agent will, at the Borrowers’ expense, execute and deliver to the applicable Credit Party such documents as such Credit Party may reasonably request to evidence the release of such item of Collateral from the assignment and security interest granted under the Security Documents or to subordinate its interest in such item, or to release such Guarantor from its obligations under the Subsidiary Guaranty Agreement, in each case in accordance with the terms of the Loan Documents and this Section 11.9 as certified by the Borrowers. In the case of any such sale, transfer or disposal of any property constituting Collateral in a transaction constituting an Asset Disposition permitted pursuant to Section 9.5 to a Person other than a Credit Party, the Liens created by any of the Security Documents on such property shall be automatically released without need for further action by any person; provided that (i) such transaction is entered into for a bona fide business purpose (as determined in good faith by the Borrowers) and, for the avoidance of doubt, not for the primary purpose of causing such release and (ii) such assets were not transferred to an Affiliate of the Borrowers (other than for the purposes of a bona fide joint venture arrangement on terms that are not less favorable than arm’s-length terms). (b) The Administrative Agent shall not be responsible for or have a duty to ascertain or inquire into any representation or warranty regarding the existence, value or collectability of the Collateral, the existence, priority or perfection of the Administrative Agent’s Lien thereon, or any certificate prepared by any Credit Party in connection therewith, nor shall the Administrative Agent be responsible or liable to the Lenders for any failure to monitor or maintain any portion of the Collateral. (c) Notwithstanding anything in this Section or any other Loan Document to the contrary, in no event shall any Cash Collateral provided with respect to any Extended Letter of Credit be released without the prior written consent of the applicable Issuing Lender of such Extended Letter of Credit. SECTION 11.10 Secured Hedge Obligations and Secured Cash Management Obligations. No holder of any Secured Hedge Obligations or Secured Cash Management Obligations that obtains the benefits of Section 10.4 or any Collateral by virtue of the provisions hereof or of any Security Document shall have any right to notice of any action or to consent to, direct or object to any action hereunder or under any other Loan Document or otherwise in respect of the Collateral (including the release or impairment of any Collateral), or to notice of or to consent to any amendment, waiver or modification of the provisions hereof or of any Guarantee or any Security Document, other than in its capacity as a Lender and, in such case, only to the extent expressly provided in the Loan Documents. The Administrative Agent shall not be required to verify the payment of, or that other satisfactory arrangements have been made with respect to, Secured Hedge Obligations and Secured Cash Management Obligations. SECTION 11.11 Certain ERISA Matters. (a) Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent, each Arranger and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrowers or any other Credit Party, that at least one of the following is and will be true: (i) such Lender is not using “plan assets” (within the meaning of Section 3(42) of ERISA or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) of one or more Benefit Plans with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit or the Commitments or this Agreement; (ii) the prohibited transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable so as to exempt from the prohibitions of Section 406 of ERISA and Section 4975 of the Code such Lender’s entrance

- 116 - into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement; (iii) (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Letters of Credit, the Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84-14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement; or (iv) such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its sole discretion, and such Lender. (b) In addition, unless either (1) sub-clause (i) in the immediately preceding clause (a) is true with respect to a Lender or (2) a Lender has provided another representation, warranty and covenant in accordance with sub-clause (iv) in the immediately preceding clause (a), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent, the Arrangers and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrowers or any other Credit Party, that none of the Administrative Agent, the Arrangers and their respective Affiliates is a fiduciary with respect to the assets of such Lender involved in such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Agreement, any Loan Document or any documents related hereto or thereto). SECTION 11.12 Erroneous Payments. (a) Each Lender, each Issuing Lender, each other Secured Party and any other party hereto hereby severally agrees that if (i) the Administrative Agent notifies (which such notice shall be conclusive absent manifest error) such Lender or Issuing Lender or any other Secured Party (or the Lender Affiliate of a Secured Party) or any other Person that has received funds from the Administrative Agent or any of its Affiliates, either for its own account or on behalf of a Lender, Issuing Lender or other Secured Party (each such recipient, a “Payment Recipient”) that the Administrative Agent has determined in its sole discretion that any funds received by such Payment Recipient were erroneously transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Payment Recipient) or (ii) any Payment Recipient receives any payment from the Administrative Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, as applicable, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, as applicable, or (z) that such Payment Recipient otherwise becomes aware was transmitted or received in error or by mistake (in whole or in part) then, in each case, an error in payment shall be presumed to have been made (any such amounts specified in clauses (i) or (ii) of this Section 11.12(a), whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise; individually and collectively, an “Erroneous Payment”), then, in each case, such Payment Recipient is deemed to have knowledge of such error at the time of its receipt of such Erroneous Payment; provided that nothing in this Section shall require the Administrative Agent to provide any of the notices specified in clauses (i) or (ii) above. Each Payment Recipient agrees that it shall not assert any right or claim to any Erroneous Payment, and hereby waives any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payments, including without limitation waiver of any defense based on “discharge for value” or any similar doctrine. (b) Without limiting the immediately preceding clause (a), each Payment Recipient agrees that, in the case of clause (a)(ii) above, it shall promptly notify the Administrative Agent in writing of such occurrence.

- 117 - (c) In the case of either clause (a)(i) or (a)(ii) above, such Erroneous Payment shall at all times remain the property of the Administrative Agent and shall be segregated by the Payment Recipient and held in trust for the benefit of the Administrative Agent, and upon demand from the Administrative Agent such Payment Recipient shall (or, shall cause any Person who received any portion of an Erroneous Payment on its behalf to), promptly, but in all events no later than one Business Day thereafter, return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made in same day funds and in the currency so received, together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Administrative Agent at the greater of the Federal Funds Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect. (d) In the event that an Erroneous Payment (or portion thereof) is not recovered by the Administrative Agent for any reason, after demand therefor by the Administrative Agent in accordance with immediately preceding clause (c), from any Lender that is a Payment Recipient or an Affiliate of a Payment Recipient (such unrecovered amount as to such Lender, an “Erroneous Payment Return Deficiency”), then at the sole discretion of the Administrative Agent and upon the Administrative Agent’s written notice to such Lender (i) such Lender shall be deemed to have made a cashless assignment of the full face amount of the portion of its Loans (but not its Commitments) of the relevant Class with respect to which such Erroneous Payment was made (the “Erroneous Payment Impacted Class”) to the Administrative Agent or, at the option of the Administrative Agent, the Administrative Agent’s applicable lending affiliate in an amount that is equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Administrative Agent may specify) (such assignment of the Loans (but not Commitments) of the Erroneous Payment Impacted Class, the “Erroneous Payment Deficiency Assignment”) plus any accrued and unpaid interest on such assigned amount, without further consent or approval of any party hereto and without any payment by the Administrative Agent or its applicable lending affiliate as the assignee of such Erroneous Payment Deficiency Assignment. The parties hereto acknowledge and agree that (1) any assignment contemplated in this clause (d) shall be made without any requirement for any payment or other consideration paid by the applicable assignee or received by the assignor, (2) the provisions of this clause (d) shall govern in the event of any conflict with the terms and conditions of Section 12.9 and (3) the Administrative Agent may reflect such assignments in the Register without further consent or action by any other Person. (e) Each party hereto hereby agrees that (x) in the event an Erroneous Payment (or portion thereof) is not recovered from any Payment Recipient that has received such Erroneous Payment (or portion thereof) for any reason, the Administrative Agent (1) shall be subrogated to all the rights of such Payment Recipient with respect to such amount and (2) is authorized to set off, net and apply any and all amounts at any time owing to such Payment Recipient under any Loan Document, or otherwise payable or distributable by the Administrative Agent to such Payment Recipient from any source, against any amount due to the Administrative Agent under this Section 11.12 or under the indemnification provisions of this Agreement, (y) the receipt of an Erroneous Payment by a Payment Recipient shall not for the purpose of this Agreement be treated as a payment, prepayment, repayment, discharge or other satisfaction of any Obligations owed by the Borrowers or any other Credit Party, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Administrative Agent from the Borrowers or any other Credit Party for the purpose of making a payment on the Obligations and (z) to the extent that an Erroneous Payment was in any way or at any time credited as payment or satisfaction of any of the Obligations, the Obligations or any part thereof that were so credited, and all rights of the Payment Recipient, as the case may be, shall be reinstated and continue in full force and effect as if such payment or satisfaction had never been received. (f) Each party’s obligations under this Section 11.12 shall survive the resignation or replacement of the Administrative Agent or any transfer of right or obligations by, or the replacement of, a Lender, the termination of the Commitments or the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Loan Document. (g) Nothing in this Section 11.12 will constitute a waiver or release of any claim of the Administrative Agent hereunder arising from any Payment Recipient’s receipt of an Erroneous Payment.

- 118 - SECTION 11.13 Withholding Taxes. To the extent required by any Applicable Law, the Administrative Agent may withhold from any payment to any Lender an amount equivalent to any applicable withholding Tax. If the IRS or any other Governmental Authority asserts a claim that the Administrative Agent did not properly withhold Tax from amounts paid to or for the account of any Lender for any reason (including, without limitation, because the appropriate form was not delivered or not properly executed, or because such Lender failed to notify the Administrative Agent of a change in circumstance that rendered the exemption from, or reduction of withholding Tax ineffective), such Lender shall, within 10 days after written demand therefor, indemnify and hold harmless the Administrative Agent (to the extent that the Administrative Agent has not already been reimbursed by the Credit Parties pursuant to Section 5.11 and without limiting or expanding the obligation of the Credit Parties to do so) from and against all amounts paid, directly or indirectly, by the Administrative Agent as Taxes or otherwise, together with all expenses incurred, including legal expenses and any other out-of-pocket expenses, whether or not such Tax was correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender. under this Agreement or any other Loan Document or from any other sources, against any amount due the Administrative Agent under this Section 11.13. The agreements in this Section 11.13 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under any Loan Document. For purposes of this Section 11.13, the term “Lender” includes any Issuing Lender. SECTION 11.14 Irish Security Documents. (a) The Administrative Agent declares that it holds the Collateral constituted by the Irish Security Documents on trust for the Secured Parties for the purpose of securing the Secured Obligations on the terms and subject to the conditions set out in this Agreement and the Irish Security Documents (as applicable). Each reference to the Administrative Agent herein and in any Loan Document shall, notwithstanding anything to the contrary herein or in any Loan Document, for the purposes of the relevant Irish Security Documents, be construed as a reference to the Administrative Agent as “security trustee”. (b) The Administrative Agent shall be party to any Irish Security Documents in its capacity as Administrative Agent and security trustee for and on behalf of itself and the Secured Parties pursuant to the terms and conditions of this Agreement and the relevant Irish Security Documents. It will exercise its powers and authority under the relevant Irish Security Documents in the manner provided for in this Agreement and, in so acting, the Administrative Agent shall have the protections, immunities, rights, powers, authorizations, indemnities and benefits conferred on it under and by this Agreement and the other Loan Documents. ARTICLE 12 MISCELLANEOUS SECTION 12.1 Notices. (a) Notices Generally. Except in the case of notices and other communications expressly permitted to be given by telephone all notices and other communications provided for herein shall be in writing and shall be delivered by e-mail or other electronic communication, hand or overnight courier service, or mailed by certified or registered mail to the addresses set forth below; provided, that, each such written notice or other communication delivered to the Credit Parties by hand, overnight courier service, or mailed by certified or registered mail shall also be sent by e-mail to the e-mail address of the Credit Parties set forth below. If to the Credit Parties: Gambling.com Group Limited 22 Greenville St. St. Helier Channel Island of Jersey JE4 8PX

- 119 - Attention of: Michael Stein, SVP, General Counsel E-mail: legal@gdcgroup.com With copies to: White & Case LLP 1221 Avenue of the Americas New York, NY 10020 Attention of: Yehuda Rubel Telephone No: (212) 819-7523 E-mail: yehuda.rubel@whitecase.com If to Wells Fargo, as the Administrative Agent: Wells Fargo Bank, National Association MAC T7422-012 P.O. Box 760776 San Antonio, TX 78245 Attention of: Collateral Document Review Telephone No.: (210) 856-7396 Email: collateraldocumentreview@wellsfargo.com If to any Lender: To the address of such Lender set forth on the Register with respect to deliveries of notices and other documentation that may contain material non-public information. Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; provided, that, no notice or other communication delivered to the Credit Parties shall be deemed to have been given or received unless also sent by e-mail to the e-mail address of the Credit Parties in accordance with this Section 12.1(a). Notices delivered through e-mail or other electronic communications shall be effective as provided in said paragraph (b). (b) Electronic Communications. (i) Notices and other communications to the Lenders and the Issuing Lenders hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent, provided that the foregoing shall not apply to notices to any Lender or any Issuing Lender pursuant to Article 2 or 3 if such Lender or such Issuing Lender, as applicable, has notified the Administrative Agent that is incapable of receiving notices under such Article by electronic communication. The Administrative Agent or the Borrowers may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications. Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor; provided, that, for both clauses (i) and (ii) above, if such notice, email or other communication is not sent during the normal business hours of the recipient, such notice, email or other communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient. (c) Administrative Agent’s Office. The Administrative Agent hereby designates its office located at the address set forth above, or any subsequent office which shall have been specified for such purpose by written notice to the Borrowers and Lenders, as the Administrative Agent’s Office referred to herein, to which payments due are to be made and at which Loans will be disbursed and Letters of Credit requested.

- 120 - (d) Change of Address, Etc. Each of Holdings, the Borrowers, the Administrative Agent or any Issuing Lender may change its address or other contact information for notices and other communications hereunder by notice to the other parties hereto. Any Lender may change its address for notices and other communications hereunder by notice to the Borrower, the Administrative Agent and each Issuing Lender. (e) Platform. (i) Each Credit Party, each Lender and each Issuing Lender agrees that the Administrative Agent may, but shall not be obligated to, make the Borrower Materials available to the Issuing Lenders and the other Lenders by posting the Borrower Materials on the Platform. (ii) The Platform is provided “as is” and “as available.” The Agent Parties (as defined below) do not warrant the accuracy or completeness of the Borrower Materials or the adequacy of the Platform, and expressly disclaim liability for errors or omissions in the Borrower Materials. No warranty of any kind, express, implied or statutory, including any warranty of merchantability, fitness for a particular purpose, non-infringement of third-party rights or freedom from viruses or other code defects, is made by any Agent Party in connection with the Borrower Materials or the Platform. Although the Platform is secured pursuant to generally-applicable security procedures and policies implemented or modified by the Administrative Agent and its Related Parties, each of the Lenders, the Issuing Lenders and the Borrowers acknowledges and agrees that distribution of information through an electronic means is not necessarily secure in all respects, the Administrative Agent, the Arrangers and their respective Related Parties (collectively, the “Agent Parties”) are not responsible for approving or vetting the representatives, designees or contacts of any Lender or Issuing Lender that are provided access to the Platform and that there may be confidentiality and other risks associated with such form of distribution. Each of the Borrowers, each Lender and each Issuing Lender party hereto understands and accepts such risks. In no event shall the Agent Parties have any liability to any Credit Party, any Lender or any other Person or entity for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) arising out of any Credit Party’s or the Administrative Agent’s transmission of communications through the Internet (including the Platform), except to the extent that such losses, claims, damages, liabilities or expenses are determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted from the gross negligence or willful misconduct of such Agent Party; provided that in no event shall any Agent Party have any liability to any Credit Party, any Lender, any Issuing Lender or any other Person for indirect, special, incidental, consequential or punitive damages, losses or expenses (as opposed to actual damages, losses or expenses). (f) Private Side Designation. Each Public Lender agrees to cause at least one individual at or on behalf of such Public Lender to at all times have selected the “Private Side Information” or similar designation on the content declaration screen of the Platform in order to enable such Public Lender or its delegate, in accordance with such Public Lender’s compliance procedures and Applicable Law, including United States federal and state securities Applicable Laws, to make reference to Borrower Materials that are not made available through the “Public Side Information” portion of the Platform and that may contain material non-public information with respect to the Borrowers or their respective securities for purposes of United States federal or state securities Applicable Laws. SECTION 12.2 Amendments, Waivers and Consents. Except as set forth below or as specifically provided in any Loan Document (including Sections 1.15 and 5.8(c)), any term, covenant, agreement or condition of this Agreement or any of the other Loan Documents may be amended or waived by the Lenders, and any consent given by the Lenders, if, but only if, such amendment, waiver or consent is in writing and approved by the Required Lenders (or in the case of any amendment which directly affects only one Class under the Credit Facility, the Required Facility Lenders, and not the Required Lenders) (or by the Administrative Agent with the consent of the Required Lenders or the Required Facility Lenders, as applicable) and delivered to the Administrative Agent and, in the case of an amendment, signed by a Borrower; provided, that no amendment, waiver or consent shall: (a) amend, modify or waive (i) Section 6.3 or any other provision of this Agreement if the effect of such amendment, modification or waiver is to require the Revolving Credit Lenders (pursuant to, in the case of any such amendment to a provision hereof other than Section 6.3, any substantially concurrent request by the Borrowers for a borrowing of Revolving Credit Loans or issuance of Letters of Credit) to make Revolving Credit Loans when

- 121 - such Revolving Credit Lenders would not otherwise be required to do so or (ii) the amount of the L/C Sublimit, in each case, without the consent of the Required Revolving Credit Lenders; (b) (i) subordinate any of the Obligations in right of payment or otherwise adversely affect the priority of payment of any such Obligations or (ii) subordinate any of the Liens securing the Obligations, in each case, without the consent of each of the Lenders directly affected thereby; (c) increase or extend the Commitment of any Lender (or reinstate any Commitment terminated pursuant to Section 10.2) or increase the amount of Loans of any Lender, in any case, without the written consent of such Lender; (d) waive, extend or postpone any date fixed by this Agreement or any other Loan Document for any payment or mandatory prepayment of principal (it being understood that a waiver of a mandatory prepayment under Section 4.4(b) shall only require the consent of the Required Term Loan Lenders), interest, fees or other amounts due to the Lenders (or any of them) hereunder or under any other Loan Document without the written consent of each Lender directly and adversely affected thereby; (e) reduce the principal of, or the rate of interest specified herein on, any Loan or Reimbursement Obligation, or (subject to clauses (iv) and (viii) of the proviso set forth in the paragraph below) any fees or other amounts payable hereunder or under any other Loan Document, or change the manner of computation of any financial ratio (including any change in any applicable defined term as used therein) used in determining the Applicable Margin that would result in a reduction of any interest rate on any Loan or any fee payable hereunder without the written consent of each Lender directly and adversely affected thereby; provided that only the consent of the Required Facility Lenders shall be necessary to waive any obligation of the Borrower to pay interest at the rate set forth in Section 5.1(b) during the continuance of an Event of Default with respect to the applicable Class; (f) change Section 5.6 or Section 10.4 or any other provision providing for the pro rata sharing of payments (or amend any other term of the Loan Documents that would have the effect of changing Section 5.6 or Section 10.4 or any other provision providing for the pro rata sharing of payments) in a manner that would alter the pro rata sharing of payments or order of application required thereby without the written consent of each Lender directly and adversely affected thereby; (g) change Section 4.4(b)(v) (or amend any other term of the Loan Documents that would have the effect of changing Section 4.4(b)(v)) in a manner that would alter the order of application of amounts prepaid pursuant thereto without the written consent of each Lender directly and adversely affected thereby; (h) except as otherwise permitted by this Section 12.2 change any provision of this Section or reduce the percentages specified in the definitions of “Required Lenders,” “Required Revolving Credit Lenders” or “Required Facility Lenders” or “Required Term Loan Lenders” or any other provision hereof, in each case, that has the result of reducing the number or percentage of Lenders required to amend, waive or otherwise modify any rights hereunder or make any determination or grant any consent hereunder, without the written consent of each Lender directly and adversely affected thereby; (i) release (i) Holdings, (ii) all of the Subsidiary Guarantors or (iii) Subsidiary Guarantors comprising all or substantially all of the credit support for the Secured Obligations, in any case, from any Guaranty Agreement, without the written consent of each Lender; (j) release or subordinate all or substantially all of the Collateral or release or subordinate any Security Document (or any Lien created thereby) which would have the effect of releasing all or substantially all of the Collateral without the written consent of each Lender; or (k) assign or otherwise transfer any of the Borrowers’ rights and obligations hereunder or under any other Loan Document without the prior written consent of each Lender;

- 122 - provided further, that (i) no amendment, waiver or consent shall, unless in writing and signed by each affected Issuing Lender in addition to the Lenders required above, affect the rights or duties of such Issuing Lender under this Agreement (including Section 11.9(c)) or any Letter of Credit Documents relating to any Letter of Credit issued or to be issued by it; (ii) no amendment, waiver or consent shall, unless in writing and signed by the Administrative Agent in addition to the Lenders required above, affect the rights or duties of the Administrative Agent under this Agreement or any other Loan Document or modify Section 12.1(e), Section 12.20 or Article 11 hereof; (iv) each Letter of Credit Document and each cash collateral agreement or other document entered into in connection with an Extended Letter of Credit may be amended, or rights or privileges thereunder waived, in a writing executed only by the parties thereto; provided that a copy of such amended Letter of Credit Document , cash collateral agreement or other document, as the case may be, shall be promptly delivered to the Administrative Agent upon such amendment or waiver, (v) any waiver, amendment or modification of this Agreement that by its terms affects the rights or duties under this Agreement of Lenders holding Loans or Commitments of a particular Class (but not the Lenders holding Loans or Commitments of any other Class) may be effected by an agreement or agreements in writing entered into by Holdings, the Borrowers and the requisite percentage in interest of the affected Class of Lenders that would be required to consent thereto under this Section if such Class of Lenders were the only Class of Lenders hereunder at the time, (vi) the Administrative Agent and the Borrowers shall be permitted to amend any provision of the Loan Documents (and such amendment shall become effective without any further action or consent of any other party to any Loan Document) if the Administrative Agent and the Borrowers shall have jointly identified an obvious error or any error, ambiguity, defect or inconsistency or omission of a technical or immaterial nature in any such provision, (vii) the Administrative Agent (and, if applicable, the Borrowers) may, without the consent of any Lender, enter into amendments or modifications to this Agreement or any of the other Loan Documents or to enter into additional Loan Documents in order to implement any Benchmark Replacement or any Conforming Changes or otherwise effectuate the terms of Section 5.8(c) in accordance with the terms of Section 5.8(c) and (viii) after the Restatement Effective Date, the Administrative Agent and the Borrowers shall be permitted to amend any provision of the Irish Security Documents (and such amendment shall become effective without any further action or consent of any other party to any Loan Document) as reasonably agreed between the Administrative Agent and the Borrowers to maintain the perfected security interests in favor of the Administrative Agent, as security trustee for the Secured Parties under the Irish Security Documents. Notwithstanding anything to the contrary herein, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder, except that (A) the Commitment of such Lender may not be increased or extended without the consent of such Lender, and (B) any amendment, waiver, or consent hereunder which requires the consent of all Lenders or each affected Lender that by its terms disproportionately and adversely affects any such Defaulting Lender relative to other affected Lenders shall require the consent of such Defaulting Lender. Notwithstanding anything in this Agreement to the contrary, each Lender hereby irrevocably authorizes the Administrative Agent on its behalf, and without further consent of any Lender (but with the consent of the Borrower and the Administrative Agent), to (x) amend and restate this Agreement and the other Loan Documents if, upon giving effect to such amendment and restatement, such Lender shall no longer be a party to this Agreement (as so amended and restated), the Commitments of such Lender shall have terminated, such Lender shall have no other commitment or other obligation hereunder and shall have been paid in full all principal, interest and other amounts owing to it or accrued for its account under this Agreement and the other Loan Documents and (y) enter into amendments or modifications to this Agreement (including amendments to this Section 12.2) or any of the other Loan Documents or to enter into additional Loan Documents as the Administrative Agent reasonably deems appropriate in order to effectuate the terms of Section 5.13 (including as applicable, (1) to permit the Incremental Increases to share ratably in the benefits of this Agreement and the other Loan Documents, (2) to include an Incremental Increase, as applicable, in any determination of (i) Required Lenders or Required Revolving Credit Lenders, as applicable or (ii) similar required lender terms applicable thereto); provided that no amendment or modification shall result in any increase in the amount of any Lender’s Commitment or any increase in any Lender’s Commitment Percentage, in each case, without the written consent of such affected Lender and (3) to make amendments to any outstanding tranche of Term Loans to permit any Incremental Term Commitments and Incremental Term Loans to be “fungible” (including for purposes of the Code) with such tranche of Term Loans, including increases in the Applicable Margin or any fees payable to such outstanding tranche of Term Loans or providing such outstanding tranche of Term Loans with the benefit of any call protection or covenants that are applicable to the proposed Incremental Term Commitments or Incremental Term Loans; provided that any such amendments or modifications to such outstanding tranche of Term Loans shall not directly adversely affect the Lenders holding such tranche of Term Loans without their consent.

- 123 - SECTION 12.3 Expenses; Indemnity. (a) Costs and Expenses. The Borrowers and any other Credit Party, jointly and severally, shall pay (i) all reasonable and documented out of pocket expenses incurred by the Administrative Agent and its Affiliates (limited, in the case of legal fees, to the reasonable fees, disbursements and other charges of one single counsel for the Administrative Agent and Lenders taken as a whole, and of a single local counsel for the Administrative Agent and Lenders taken as a whole in each appropriate material jurisdiction (which may include a single special counsel acting in multiple jurisdiction)), in connection with the syndication of the Credit Facility, the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all reasonable and documented out of pocket expenses incurred by any Issuing Lender in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder and (iii) all out of pocket expenses incurred by the Administrative Agent, any Lender or any Issuing Lender (limited, in the case of legal fees, to the reasonable fees, disbursements and other charges of one single counsel for the Administrative Agent and Lenders taken as a whole, and of a single local counsel for the Administrative Agent and Lenders taken as a whole in each appropriate material jurisdiction (which may include a single special counsel acting in multiple jurisdiction)), in connection with the enforcement or protection of its rights (A) in connection with this Agreement and the other Loan Documents, including its rights under this Section, or (B) in connection with the Loans made or Letters of Credit issued hereunder, including all such out of pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans or Letters of Credit. (b) Indemnification by the Borrowers. The Borrowers shall jointly and severally indemnify the Administrative Agent (and any sub-agent thereof), the Arrangers, each Lender and each Issuing Lender, and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, and shall pay or reimburse any such Indemnitee for, any and all losses, claims (including any Environmental Claims), penalties, damages, liabilities and related expenses (limited, in the case of legal fees, to the reasonable fees, disbursements and other charges of one single counsel for all Indemnitees taken as a whole, and of a single local counsel for all Indemnitees taken as a whole in each appropriate material jurisdiction (which may include a single special counsel acting in multiple jurisdiction)) , incurred by any Indemnitee or asserted against any Indemnitee by any Person (excluding the Borrowers or any other Credit Party), arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby (including the Transactions), (ii) any Loan or Letter of Credit or the use or proposed use of the proceeds therefrom (including any refusal by any Issuing Lender to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), (iii) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by any Credit Party or any Subsidiary thereof, or any Environmental Claim related in any way to any Credit Party or any Subsidiary, (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by any Credit Party or any Subsidiary thereof, and regardless of whether any Indemnitee is a party thereto, or (v) any claim (including any Environmental Claims), investigation, litigation or other proceeding (whether or not the Administrative Agent or any Lender is a party thereto) and the prosecution and defense thereof, arising out of or in any way connected with the Loans, this Agreement, any other Loan Document, or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby, including reasonable attorneys and consultant’s fees, provided, that, such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (i) are determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee, (ii) result from a claim brought by any Credit Party for any material breach of such Indemnitee’s obligations under any Loan Document if a court of competent jurisdiction has rendered a final and non-appealable judgment in favor of the Borrowers or such other Credit Party on such claim, (iii) result from any proceeding that does not involve an act or omission by any Credit Party or any of its Affiliates, and that is brought by an Indemnitee against any other Indemnitee, or (iv) arise from such Indemnitee’s settlement of any such losses, claims, damages, liabilities or related expenses without the Borrowers’ prior written consent (which consent shall not be unreasonably

- 124 - withheld, conditioned or delayed). This Section 12.3(b) shall not apply with respect to Taxes other than any Taxes that represent losses, claims, damages, etc. arising from any non-Tax claim. (c) Reimbursement by Lenders. To the extent that the Borrowers for any reason fail to indefeasibly pay any amount required under clause (a) or (b) of this Section to be paid by them to the Administrative Agent (or any sub-agent thereof), the Arrangers, any Issuing Lender or any Related Party of any of the foregoing, each Lender severally agrees to pay to the Administrative Agent (or any such sub-agent), the Arrangers, such Issuing Lender or such Related Party, as the case may be, such Lender’s pro rata share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought based on each Lender’s share of the Total Credit Exposure at such time, or if the Total Credit Exposure has been reduced to zero, then based on such Lender’s share of the Total Credit Exposure immediately prior to such reduction) of such unpaid amount (including any such unpaid amount in respect of a claim asserted by such Lender); provided that with respect to such unpaid amounts owed to any Issuing Lender solely in its capacity as such, only the Revolving Credit Lenders shall be required to pay such unpaid amounts, such payment to be made severally among them based on such Revolving Credit Lenders’ Revolving Credit Commitment Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought or, if the Revolving Credit Commitment has been reduced to zero as of such time, determined immediately prior to such reduction); provided, further, that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent (or any such sub-agent), the Arrangers or such Issuing Lender in its capacity as such, or against any Related Party of any of the foregoing acting for the Administrative Agent (or any such sub-agent), the Arrangers or such Issuing Lender in connection with such capacity. The obligations of the Lenders under this clause (c) are subject to the provisions of Section 5.7. (d) Waiver of Consequential Damages, Etc. No Credit Party nor any Indemnitee shall have any liability for any special, punitive, indirect or consequential damages arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or Letter of Credit or the use of the proceeds thereof; provided, that, the foregoing shall not limit the Borrowers’ indemnification obligations to the Indemnitee’s pursuant to clause (b) above in respect of damages incurred or paid by an Indemnitee to a third party. To the fullest extent permitted by Applicable Law, each Credit Party and each Indemnitee agrees that it shall not assert, and hereby waives, any claim against any Credit Party or any Indemnitee, respectively, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or Letter of Credit or the use of the proceeds thereof. No Indemnitee referred to in clause (b) above shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby, except to the extent determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee or its Related Parties. (e) Payments. All amounts due under this Section shall be payable promptly after demand therefor. (f) Survival. Each party’s obligations under this Section shall survive the termination of the Loan Documents and payment of the obligations hereunder. SECTION 12.4 Right of Setoff. If an Event of Default shall have occurred and be continuing, each Lender, each Issuing Lender and each of their respective Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by Applicable Law, to setoff and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender, such Issuing Lender or any such Affiliate to or for the credit or the account of the Borrowers or any other Credit Party against any and all of the obligations of the Borrowers or such Credit Party now or hereafter existing under this Agreement or any other Loan Document to such Lender, such Issuing Lender or any of their respective Affiliates, irrespective of whether or not such Lender, such Issuing Lender, or any such Affiliate shall have made any demand under this Agreement or any other Loan Document and although such obligations of the Borrowers or such Credit Party may be contingent or unmatured or are owed to a branch or

- 125 - office of such Lender, such Issuing Lender or such Affiliate different from the branch, office or Affiliate holding such deposit or obligated on such indebtedness; provided that in the event that any Defaulting Lender or any Affiliate thereof shall exercise any such right of setoff, (x) all amounts so setoff shall be paid over immediately to the Administrative Agent for further application in accordance with the provisions of Section 5.15 and, pending such payment, shall be segregated by such Defaulting Lender or Affiliate of a Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent, the Issuing Lenders and the Lenders, and (y) the Defaulting Lender or its Affiliate shall provide promptly to the Administrative Agent a statement describing in reasonable detail the Secured Obligations owing to such Defaulting Lender or any of its Affiliates as to which such right of setoff was exercised. The rights of each Lender, each Issuing Lender and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff) that such Lender, such Issuing Lender or their respective Affiliates may have. Each Lender and such Issuing Lender agree to notify the Borrowers and the Administrative Agent promptly after any such setoff and application; provided that the failure to give such notice shall not affect the validity of such setoff and application. SECTION 12.5 Governing Law; Jurisdiction, Etc. (a) Governing Law. This Agreement and the other Loan Documents and any claim, controversy, dispute or cause of action (whether in contract or tort or otherwise) based upon, arising out of or relating to this Agreement or any other Loan Document (except, as to any other Loan Document, as expressly set forth therein) and the transactions contemplated hereby and thereby shall be governed by, and construed in accordance with, the law of the State of New York. (b) Submission to Jurisdiction. The Borrowers and each other Credit Party irrevocably and unconditionally agrees that it will not commence any action, litigation or proceeding of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, against the Administrative Agent, the Arrangers, any Lender, any Issuing Lender or any Related Party of the foregoing in any way relating to this Agreement or any other Loan Document or the transactions relating hereto or thereto, in any forum other than the courts of the State of New York sitting in New York County, and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, and each of the parties hereto irrevocably and unconditionally submits to the exclusive jurisdiction of such courts and agrees that all claims in respect of any such action, litigation or proceeding may be heard and determined in such New York State court or, to the fullest extent permitted by Applicable Law, in such federal court. Each of the parties hereto agrees that a final judgment in any such action, litigation or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or in any other Loan Document shall affect any right that the Administrative Agent, any Lender or any Issuing Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against the Borrowers or any other Credit Party or its properties in the courts of any jurisdiction. (c) Waiver of Venue. The Borrowers and each other Credit Party irrevocably and unconditionally waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in paragraph (b) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. (d) Service of Process. Each party hereto irrevocably consents to service of process in the manner provided for notices in Section 12.1. Nothing in this Agreement will affect the right of any party hereto to serve process in any other manner permitted by Applicable Law. SECTION 12.6 Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH

- 126 - OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION. SECTION 12.7 [Reserved]. SECTION 12.8 Injunctive Relief. The Borrowers recognize that, in the event the Borrowers fail to perform, observe or discharge any of its obligations or liabilities under this Agreement, any remedy of law may prove to be inadequate relief to the Lenders. Therefore, the Borrowers agree that the Lenders, at the Lenders’ option, shall be entitled to temporary and permanent injunctive relief in any such case without the necessity of proving actual damages. SECTION 12.9 Successors and Assigns; Participations. (a) Successors and Assigns Generally. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that neither the Borrowers nor any other Credit Party may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an assignee in accordance with the provisions of paragraph (b) of this Section, (ii) by way of participation in accordance with the provisions of paragraph (d) of this Section or (iii) by way of pledge or assignment of a security interest subject to the restrictions of paragraph (e) of this Section (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in paragraph (d) of this Section and, to the extent expressly contemplated hereby, the Arrangers, the Related Parties of each of the Administrative Agent, the Arrangers and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement. (b) Assignments by Lenders. Any Lender may at any time assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Revolving Credit Commitment and the Loans at the time owing to it); provided that, in each case with respect to any Credit Facility, any such assignment shall be subject to the following conditions: (i) Minimum Amounts. The aggregate amount of the Commitment (which for this purpose includes Loans outstanding thereunder) or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date) shall not be less than $5,000,000, in the case of any assignment in respect of the Revolving Credit Facility, or $1,000,000, in the case of any assignment in respect of the Term Loan Facility, unless each of the Administrative Agent and the Borrowers otherwise consent (each such consent not to be unreasonably withheld or delayed). (ii) Proportionate Amounts. Each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Loan or the Commitment assigned. (iii) Required Consents. No consent shall be required for any assignment except to the extent required by paragraph (b)(i) of this Section and, in addition: (A) the consent of the Borrowers (such consent not to be unreasonably withheld or delayed) shall be required unless (x) an Event of Default has occurred and is continuing at the time of such assignment or (y) such assignment is to a Lender or an Affiliate of a Lender or (z) the assignment is made in connection with the primary syndication of the Credit Facility and during the period commencing on the Restatement Effective Date and ending on the date that is ninety (90)

- 127 - days following the Restatement Effective Date; provided, that the Borrowers shall be deemed to have consented to any such assignment unless they shall object thereto by written notice to the Administrative Agent within 10 Business Days after having received notice thereof; and provided, further, that the Borrowers’ consent shall not be required during the primary syndication of the Credit Facility; (B) the consent of the Administrative Agent (such consent not to be unreasonably withheld or delayed) shall be required for assignments in respect of (i) the Revolving Credit Facility or any unfunded Term Loan Commitments if such assignment is to a Person that is not a Lender with a Revolving Credit Commitment or a Term Loan Commitment, as applicable or an Affiliate of such Lender with respect to such Lender or (ii) the Term Loans to a Person who is not a Lender or an Affiliate of a Lender; and (C) the consents of the Issuing Lenders (such consents not to be unreasonably withheld or delayed) shall be required for any assignment in respect of the Revolving Credit Facility. (iv) Assignment and Assumption. The parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500 for each assignment; provided that the Administrative Agent may, in its sole discretion, elect to waive such processing and recordation fee in the case of any assignment. The assignee, if it is not a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire. (v) No Assignment to Certain Persons. No such assignment shall be made to (A) Holdings or any of its Subsidiaries or Affiliates, (B) a natural Person or (C) any Defaulting Lender or any of its Subsidiaries, or any Person who, upon becoming a Lender hereunder, would constitute any of the foregoing Persons described in this clause (v). (vi) Certain Additional Payments. In connection with any assignment of rights and obligations of any Defaulting Lender hereunder, no such assignment shall be effective unless and until, in addition to the other conditions thereto set forth herein, the parties to the assignment shall make such additional payments to the Administrative Agent in an aggregate amount sufficient, upon distribution thereof as appropriate (which may be outright payment, purchases by the assignee of participations or subparticipations, or other compensating actions, including funding, with the consent of the Borrower and the Administrative Agent, the applicable pro rata share of Loans previously requested, but not funded by, the Defaulting Lender, to each of which the applicable assignee and assignor hereby irrevocably consent), to (A) pay and satisfy in full all payment liabilities then owed by such Defaulting Lender to the Administrative Agent, the Issuing Lenders and each other Lender hereunder (and interest accrued thereon), and (B) acquire (and fund as appropriate) its full pro rata share of all Loans and participations in Letters of Credit in accordance with its Revolving Credit Commitment Percentage. Notwithstanding the foregoing, in the event that any assignment of rights and obligations of any Defaulting Lender hereunder shall become effective under Applicable Law without compliance with the provisions of this paragraph, then the assignee of such interest shall be deemed to be a Defaulting Lender for all purposes of this Agreement until such compliance occurs. Subject to acceptance and recording thereof by the Administrative Agent pursuant to paragraph (c) of this Section, from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 5.8, 5.9, 5.10, 5.11 and 12.3 with respect to facts and circumstances occurring prior to the effective date of such assignment; provided, that except to the extent otherwise expressly agreed by the affected parties, no assignment by a Defaulting Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with

- 128 - paragraph (d) of this Section (other than a purported assignment to a natural Person or the Borrower or any of the Borrower’s Subsidiaries or Affiliates, which shall be null and void). (c) Register. The Administrative Agent, acting solely for this purpose as a non-fiduciary agent of the Borrower, shall maintain at one of its offices in Charlotte, North Carolina, a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts of (and stated interest on) the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, absent manifest error, and the Borrower, the Administrative Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Lender (but only to the extent of entries in the Register that are applicable to such Lender), at any reasonable time and from time to time upon reasonable prior notice. (d) Participations. Any Lender may at any time, without the consent of, or notice to, the Borrowers, the Administrative Agent or any Issuing Lender, sell participations to any Person (other than a natural Person, (or Holdings or any of Holdings’ Subsidiaries or Affiliates) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrowers, the Administrative Agent, each Issuing Lender and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. For the avoidance of doubt, each Lender shall be responsible for the indemnity under Section 12.3(c) with respect to any payments made by such Lender to its Participant(s). Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in Section 12.2(b), (c), (d) or (e) that directly and adversely affects such Participant. The Borrower agrees that each Participant shall be entitled to the benefits of Sections 5.9, 5.10 and 5.11 (subject to the requirements and limitations therein, including the requirements under Section 5.11(g) (it being understood that the documentation required under Section 5.11(g) shall be delivered solely to the participating Lender)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section; provided that such Participant (A) shall be subject to the provisions of Section 5.14 as if it were an assignee under paragraph (b) of this Section; and (B) shall not be entitled to receive any greater payment under Sections 5.10 or 5.11, with respect to any participation, than its participating Lender would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation. Each Lender that sells a participation agrees, at the Borrower’s request and expense, to use reasonable efforts to cooperate with the Borrower to effectuate the provisions of Section 5.14(b) with respect to any Participant. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 12.4 as though it were a Lender; provided that such Participant shall be subject to Section 5.6 and Section 12.4 as though it were a Lender. Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrowers, maintain a register on which it enters the name and address of each Participant and the principal amounts of (and stated interest on) each Participant’s interest in the Loans or other obligations under the Loan Documents (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans, letters of credit or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103-1(c) or Proposed Section 1.163-5(b) of the United States Treasury Regulations (or, in each case, any amended or successor version). The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

- 129 - (e) Certain Pledges. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto. (f) Cashless Settlement. Notwithstanding anything to the contrary contained in this Agreement, any Lender may exchange, continue or rollover all or a portion of its Loans in connection with any refinancing, extension, loan modification or similar transaction permitted by the terms of this Agreement, pursuant to a cashless settlement mechanism approved by the Borrowers, the Administrative Agent and such Lender. SECTION 12.10 Treatment of Certain Information; Confidentiality. Each of the Administrative Agent, the Lenders and each Issuing Lender agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its Affiliates and to its and its Affiliates’ respective Related Parties in connection with the Credit Facility, this Agreement, the transactions contemplated hereby or in connection with marketing of services by such Affiliate or Related Party to Holdings or any of its Subsidiaries (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent required or requested by, or required to be disclosed to, any regulatory or similar authority purporting to have jurisdiction over such Person or its Related Parties (including any self-regulatory authority, such as the National Association of Insurance Commissioners) or in accordance with the Administrative Agent’s, such Issuing Lender’s or any Lender’s regulatory compliance policy if the Administrative Agent, such Issuing Lender or such Lender, as applicable, deems such disclosure to be necessary for the mitigation of claims by those authorities against the Administrative Agent, such Issuing Lender or such Lender, as applicable, or any of its Related Parties (in which case, the Administrative Agent, such Issuing Lender or such Lender, as applicable, shall use commercially reasonable efforts to, except with respect to any audit or examination conducted by bank accountants or any governmental bank regulatory authority exercising examination or regulatory authority, promptly notify the Borrowers, in advance, to the extent practicable and otherwise permitted by Applicable Law), (c) as to the extent required by Applicable Laws or regulations or in any legal, judicial, administrative proceeding or other compulsory process, (d) to any other party hereto, (e) in connection with the exercise of any remedies under this Agreement, under any other Loan Document or under any Secured Hedge Agreement or Secured Cash Management Agreement, or any action or proceeding relating to this Agreement, any other Loan Document or any Secured Hedge Agreement or Secured Cash Management Agreement, or the enforcement of rights hereunder or thereunder, (f) [reserved], (g) on a confidential basis to (i) any rating agency in connection with rating Holdings or its Subsidiaries or the Credit Facility or (ii) the CUSIP Service Bureau or any similar agency in connection with the issuance and monitoring of CUSIP numbers with respect to the Credit Facility, (h) with the consent of the Borrowers, (i) deal terms and other information customarily reported to Thomson Reuters, other bank market data collectors and similar service providers to the lending industry and service providers to the Administrative Agent and the Lenders in connection with the administration of the Loan Documents, (j) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section or (ii) becomes available to the Administrative Agent, any Lender, any Issuing Lender or any of their respective Affiliates from a third party that is not, to such Person’s knowledge, subject to confidentiality obligations to Holdings or the Borrowers, (k) to the extent that such information is independently developed by such Person, (l) to the extent required by an insurance company in connection with providing insurance coverage or providing reimbursement pursuant to this Agreement or (m) for purposes of establishing a “due diligence” defense. For purposes of this Section, “Information” means all information received from any Credit Party or any Subsidiary thereof relating to any Credit Party or any Subsidiary thereof or any of their respective businesses, other than any such information that is available to the Administrative Agent, any Lender or any Issuing Lender on a nonconfidential basis prior to disclosure by any Credit Party or any Subsidiary thereof; provided, that, in the case of information received from a Credit Party or any Subsidiary thereof after the date hereof, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. Nothing in this Section 12.10 shall restrict any Lender from complying with its obligations under the Credit Reporting Act 2013 of Ireland, as amended.

- 130 - For the avoidance of doubt, nothing in this Section 12.10 shall prohibit any Person from voluntarily disclosing or providing any information within the scope of this confidentiality provision to any governmental, regulatory or self-regulatory organization (any such entity, a “Regulatory Authority”) to the extent that any such prohibition on disclosure set forth in this confidentiality provision shall be prohibited by the laws or regulations applicable to such Regulatory Authority. SECTION 12.11 Performance of Duties. Each of the Credit Party’s obligations under this Agreement and each of the other Loan Documents shall be performed by such Credit Party at its sole cost and expense. SECTION 12.12 All Powers Coupled with Interest. All powers of attorney and other authorizations granted to the Lenders, the Administrative Agent and any Persons designated by the Administrative Agent or any Lender pursuant to any provisions of this Agreement or any of the other Loan Documents shall be deemed coupled with an interest and shall be irrevocable so long as any of the Obligations remain unpaid or unsatisfied (other than contingent indemnification obligations not then due), any of the Commitments remain in effect or the Credit Facility has not been terminated. SECTION 12.13 Survival. (a) All representations and warranties set forth in Article 7 and all representations and warranties contained in any certificate, or any of the Loan Documents (including, but not limited to, any such representation or warranty made in or in connection with any amendment thereto) shall constitute representations and warranties made under this Agreement. All representations and warranties made under this Agreement shall be made or deemed to be made at and as of the Restatement Effective Date (except those that are expressly made as of a specific date), shall survive the Restatement Effective Date and shall not be waived by the execution and delivery of this Agreement, any investigation made by or on behalf of the Lenders or any borrowing hereunder. (b) Notwithstanding any termination of this Agreement, the indemnities to which the Administrative Agent and the Lenders are entitled under the provisions of this Article 12 and any other provision of this Agreement and the other Loan Documents shall continue in full force and effect and shall protect the Administrative Agent and the Lenders against events arising after such termination as well as before. SECTION 12.14 Titles and Captions. Titles and captions of Articles, Sections and subsections in, and the table of contents of, this Agreement are for convenience only, and neither limit nor amplify the provisions of this Agreement. SECTION 12.15 Severability of Provisions. Any provision of this Agreement or any other Loan Document which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective only to the extent of such prohibition or unenforceability without invalidating the remainder of such provision or the remaining provisions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction. In the event that any provision is held to be so prohibited or unenforceable in any jurisdiction, the Administrative Agent, the Lenders and the Borrowers shall negotiate in good faith to amend such provision to preserve the original intent thereof in such jurisdiction. SECTION 12.16 Counterparts; Integration; Effectiveness; Electronic Execution. (a) Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents, and any separate letter agreements with respect to fees payable to the Administrative Agent, any Issuing Lender and/or the Arrangers, constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 6.1, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this

- 131 - Agreement by facsimile or in electronic (i.e., “pdf” or “tif”) format shall be effective as delivery of a manually executed counterpart of this Agreement. (b) Electronic Execution. The words “execute,” “execution,” “signed,” “signature,” “delivery” and words of like import in or related to this Agreement, any other Loan Document or any document, amendment, approval, consent, waiver, modification, information, notice, certificate, report, statement, disclosure, or authorization to be signed or delivered in connection with this Agreement or any other Loan Document or the transactions contemplated hereby shall be deemed to include Electronic Signatures or execution in the form of an Electronic Record, and contract formations on electronic platforms approved by the Administrative Agent, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act. Each party hereto agrees that any Electronic Signature or execution in the form of an Electronic Record shall be valid and binding on itself and each of the other parties hereto to the same extent as a manual, original signature. For the avoidance of doubt, the authorization under this paragraph may include, without limitation, use or acceptance by the parties of a manually signed paper which has been converted into electronic form (such as scanned into PDF format), or an electronically signed paper converted into another format, for transmission, delivery and/or retention. Notwithstanding anything contained herein to the contrary, the Administrative Agent is under no obligation to accept an Electronic Signature in any form or in any format unless expressly agreed to by the Administrative Agent pursuant to procedures approved by it; provided, that, without limiting the foregoing, (i) to the extent the Administrative Agent has agreed to accept such Electronic Signature from any party hereto, the Administrative Agent and the other parties hereto shall be entitled to rely on any such Electronic Signature purportedly given by or on behalf of the executing party without further verification and (ii) upon the request of the Administrative Agent or any Lender, any Electronic Signature shall be promptly followed by an original manually executed counterpart thereof. Without limiting the generality of the foregoing, each party hereto hereby (A) agrees that, for all purposes, including without limitation, in connection with any workout, restructuring, enforcement of remedies, bankruptcy proceedings or litigation among the Administrative Agent, the Lenders and any of the Credit Parties, electronic images of this Agreement or any other Loan Document (in each case, including with respect to any signature pages thereto) shall have the same legal effect, validity and enforceability as any paper original, and (B) waives any argument, defense or right to contest the validity or enforceability of the Loan Documents based solely on the lack of paper original copies of any Loan Documents, including with respect to any signature pages thereto. SECTION 12.17 Term of Agreement. This Agreement shall remain in effect from the Restatement Effective Date through and including the date upon which all Obligations (other than contingent indemnification obligations not then due) arising hereunder or under any other Loan Document shall have been paid and satisfied in full in cash, all Letters of Credit have been terminated or expired (or been Cash Collateralized or otherwise satisfied in a manner acceptable to the applicable Issuing Lender) and the Commitments have been terminated. No termination of this Agreement shall affect the rights and obligations of the parties hereto arising prior to such termination or in respect of any provision of this Agreement which survives such termination. SECTION 12.18 USA PATRIOT Act; Anti-Money Laundering Laws. The Administrative Agent and each Lender hereby notifies the Borrowers that pursuant to the requirements of the PATRIOT Act or any other Anti- Money Laundering Laws, each of them is required to obtain, verify and record information that identifies each Credit Party, which information includes the name and address of each Credit Party and other information that will allow such Lender to identify each Credit Party in accordance with the PATRIOT Act or such Anti-Money Laundering Laws. SECTION 12.19 Independent Effect of Covenants. The Borrowers expressly acknowledge and agree that each covenant contained in Articles 8 or 9 hereof shall be given independent effect. Accordingly, the Borrowers shall not engage in any transaction or other act otherwise permitted under any covenant contained in Articles 8 or 9, before or after giving effect to such transaction or act, the Borrowers shall or would be in breach of any other covenant contained in Articles 8 or 9.

- 132 - SECTION 12.20 No Advisory or Fiduciary Responsibility. (a) In connection with all aspects of each transaction contemplated hereby, each Credit Party acknowledges and agrees, and acknowledges its Affiliates’ understanding, that (i) the facilities provided for hereunder and any related arranging or other services in connection therewith (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document) are an arm’s-length commercial transaction between the Borrowers and their Affiliates, on the one hand, and the Administrative Agent, the Arrangers and the Lenders, on the other hand, and the Borrowers are capable of evaluating and understanding and understands and accepts the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents (including any amendment, waiver or other modification hereof or thereof), (ii) in connection with the process leading to such transaction, each of the Administrative Agent, the Arrangers and the Lenders is and has been acting solely as a principal and is not the financial advisor, agent or fiduciary, for the Borrowers or any of their Affiliates, stockholders, creditors or employees or any other Person, (iii) none of the Administrative Agent, the Arrangers or the Lenders has assumed or will assume an advisory, agency or fiduciary responsibility in favor of the Borrowers with respect to any of the transactions contemplated hereby or the process leading thereto, including with respect to any amendment, waiver or other modification hereof or of any other Loan Document (irrespective of whether an Arranger or Lender has advised or is currently advising the Borrowers or any of their Affiliates on other matters) and none of the Administrative Agent, the Arrangers or the Lenders has any obligation to the Borrowers or any of their Affiliates with respect to the financing transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents, (iv) the Arrangers and the Lenders and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from, and may conflict with, those of the Borrowers and their Affiliates, and none of the Administrative Agent, the Arrangers or the Lenders has any obligation to disclose any of such interests by virtue of any advisory, agency or fiduciary relationship and (v) the Administrative Agent, the Arrangers and the Lenders have not provided and will not provide any legal, accounting, regulatory or tax advice with respect to any of the transactions contemplated hereby (including any amendment, waiver or other modification hereof or of any other Loan Document) and the Credit Parties have consulted their own legal, accounting, regulatory and tax advisors to the extent they have deemed appropriate. (b) Each Credit Party acknowledges and agrees that each Lender, the Arrangers and any Affiliate thereof may lend money to, invest in, and generally engage in any kind of business with, any of Holdings, the Borrowers, any Affiliate thereof or any other person or entity that may do business with or own securities of any of the foregoing, all as if such Lender, the Arrangers or such Affiliate thereof were not a Lender or the Arrangers or an Affiliate thereof (or an agent or any other person with any similar role under the Credit Facilities) and without any duty to account therefor to any other Lender, the Arrangers, Holdings, the Borrowers or any Affiliate of the foregoing. Each Lender, each Arranger and any Affiliate thereof may accept fees and other consideration from Holdings, the Borrowers or any Affiliate thereof for services in connection with this Agreement, the Credit Facilities or otherwise without having to account for the same to any other Lender, Arranger, the Borrowers or any Affiliate of the foregoing. SECTION 12.21 Amendment and Restatement; No Novation. This Agreement constitutes an amendment and restatement of the Existing Credit Agreement, effective from and after the Restatement Effective Date. The execution and delivery of this Agreement shall not constitute a novation of any indebtedness or other obligations owing to the Lenders or the Administrative Agent under the Existing Credit Agreement based on facts or events occurring or existing prior to the execution and delivery of this Agreement. On the Restatement Effective Date, the credit facilities described in the Existing Credit Agreement, shall be amended, supplemented, modified and restated in their entirety by the facilities described herein, and all loans and other obligations of the Borrowers outstanding as of such date under the Existing Credit Agreement, shall be deemed to be loans and obligations outstanding under the corresponding facilities described herein, without any further action by any Person, except that the Administrative Agent shall make such transfers of funds as are necessary in order that the outstanding balance of such Loans, together with any Loans funded on the Restatement Effective Date, reflect the respective Revolving Credit Commitment of the Lenders hereunder. SECTION 12.22 Inconsistencies with Other Documents. In the event there is a conflict or inconsistency between this Agreement and any other Loan Document, the terms of this Agreement shall control; provided, that, any provision of the Security Documents which imposes additional burdens on Holdings or any of its Subsidiaries or

- 133 - further restricts the rights of Holdings or any of its Subsidiaries or gives the Administrative Agent or the Lenders additional rights shall not be deemed to be in conflict or inconsistent with this Agreement and shall be given full force and effect. SECTION 12.23 Acknowledgement and Consent to Bail-In of Affected Financial Institutions. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the Write- Down and Conversion Powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by: (a) the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and (b) the effects of any Bail-In Action on any such liability, including, if applicable: (i) a reduction in full or in part or cancellation of any such liability; (ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or (iii)the variation of the terms of such liability in connection with the exercise of the Write-Down and Conversion Powers of the applicable Resolution Authority. SECTION 12.24 Judgment Currency. If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder or any other Loan Document in one currency into another currency, the rate of exchange used shall be that at which in accordance with normal banking procedures the Lenders could purchase the first currency with such other currency on the Business Day preceding that on which final judgment is given. The obligation of the Borrowers in respect of any such sum due from it to the Lenders hereunder or under the other Loan Documents shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than that in which such sum is denominated in accordance with the applicable provisions of this Agreement (the “Agreement Currency”), be discharged only to the extent that on the Business Day following receipt by the Lenders of any sum adjudged to be so due in the Judgment Currency, the Lenders may in accordance with normal banking procedures purchase the Agreement Currency with the Judgment Currency. If the amount of the Agreement Currency so purchased is less than the sum originally due to the Lenders from the Borrowers in the Agreement Currency, the Borrowers agree, as a separate obligation and notwithstanding any such judgment, to indemnify each Lender against such loss. If the amount of the Agreement Currency so purchased is greater than the sum originally due to the applicable Lender in such Currency, such Lender agrees to return the amount of any excess to the Borrowers (or to any other Person who may be entitled thereto under Applicable Law).Acknowledgement Regarding Any Supported QFCs. To the extent that the Loan Documents provide support, through a guarantee or otherwise, for Hedge Agreements or any other agreement or instrument that is a QFC (such support, “QFC Credit Support” and, each such QFC, a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the FDIC under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States): (a) In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in

- 134 - property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support. (b) As used in this Section 12.25, the following terms have the following meanings: “BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party. “Covered Entity” means any of the following: a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b). “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable. “QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D). [Remainder of page left blank intentionally]